                     [LOGO OF AMAX GOLD INC. APPEARS HERE]

                        CONSENT SOLICITATION STATEMENT

                            DATED NOVEMBER 29, 1996

  This Consent Solicitation Statement is being furnished to the stockholders of Amax Gold Inc., a Delaware corporation (the "Company"), in connection with the solicitation of consents by the Company's Board of Directors (the "Board") from holders of outstanding shares of the Company's common stock, par value $.01 per share ("Common Stock"), on November 8, 1996 (the "Record Date").

  This Consent Solicitation Statement and the form of Consent enclosed herewith are being mailed to the stockholders of the Company on or about December 3, 1996.

  Stockholders are being asked to approve the acquisition (the "Acquisition") by the Company from Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), of the Kubaka gold project located in the Magadan Region of the Russian Federation ("Kubaka" or the "Kubaka Project"). The Company will acquire all of the common stock of Cyprus Magadan Gold Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Cyprus Amax ("Cyprus Magadan"). Cyprus Magadan has a 50% ownership interest in Omolon Gold Mining Company, a Russian closed joint stock company ("Omolon"), which holds a license to mine the Kubaka gold deposit and to explore and develop the Evenskoye gold and silver deposit, both located in the Magadan Region of the Russian Federation (the "License"). The purchase price will be payable by the Company's issuance to Cyprus Amax of shares of its Common Stock as follows:

      (i) 11,789,474 shares of Common Stock (the equivalent of approximately $70 million, based on $5.9375 per share of Common Stock, the average price per share for the ten trading days prior to October 17, 1995, the date the Acquisition first was announced), to be issued upon closing the Acquisition;

     (ii) 4,210,526 shares of Common Stock (the equivalent of approximately
          $25 million, based on $5.9375 per share of Common Stock), to be issued within ten days after commencement of commercial production of the Kubaka Project; and

    (iii) a contingent payment in shares of Common Stock (a) equal to $10 per gold equivalent ounce (up to a maximum of $45 million) of the Company's pro rata share of proven and probable reserves in the event the Company directly or indirectly acquires the right to mine other deposits in the Russian Federation (outside the area covered by the License and not covered by the terms of the Exploration Joint Venture Agreement, effective January 1, 1994, between the Company and Cyprus
          Amax) on or before June 30, 2004, and (b) valued at the average closing price per share of Common Stock for the ten trading days ending two business days before the date of payment (following the later of the date the right to mine such deposits is awarded and the date proven and probable reserves are established).

Stockholder approval shall include, but not be limited to, the authorization and issuance to Cyprus Amax of the shares of Common Stock as payment for the purchase price and as payment of amounts owed by Omolon to Cyprus Amax for certain funding or financial support which the Company has agreed to repay to Cyprus Amax under certain circumstances pursuant to the terms of the Acquisition Agreement (the "Proposal").

  Pursuant to the General Corporation Law of the State of Delaware ("Delaware Law"), approval of the Proposal requires the consent of at least a majority of the shares of Common Stock outstanding as of the Record Date. Abstentions and broker non-votes will have the effect of withholding consent for the Proposal. As of the Record Date, Cyprus Amax held approximately 51.2% of the outstanding shares of Common Stock. The consent of Cyprus Amax will be sufficient to approve the Proposal without the consent of any other stockholder. See "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE

SPECIAL COMMITTEE--Effects of the Proposal Upon Rights of Existing Holders of Common Stock." Cyprus Amax has agreed to consent to the Proposal and has advised the Company that Cyprus Amax will give its consent to the Proposal at 5:00 p.m., Mountain Time, on December 23, 1996 (the "Expiration Time"). Upon receipt of the written consent of Cyprus Amax, the Proposal will be adopted. Prior to the Expiration Time, consents may be revoked. Subsequent to the Expiration Time, the Company will not consider any additional consents, and consents previously delivered may not be revoked.

  SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CONSENT SOLICITATION STATEMENT, THE COMPANY WILL ACCEPT ALL WRITTEN CONSENTS FROM HOLDERS OF RECORD ON THE RECORD DATE RECEIVED ON OR PRIOR TO THE EXPIRATION TIME (5:00 P.M., MOUNTAIN TIME, ON DECEMBER 23, 1996).

  The Proposal is being submitted to stockholders for their consent to satisfy a rule of the New York Stock Exchange (the "NYSE"), which requires the approval of a majority of the consents received on the Proposal (provided that the total consents received on the Proposal represents over 50% in interest of the shares of Common Stock outstanding on the Record Date) as a prerequisite to the listing of the Common Stock to be issued to Cyprus Amax in connection with the Acquisition, on the basis that the Proposal contemplates that a "tangible or intangible asset" is to be acquired directly or indirectly from a substantial security holder of the Company (a holder of 5% or more of the Company's outstanding shares of Common Stock) and the number of shares of Common Stock to be issued in such transaction will exceed 1% of the number of shares of Common Stock outstanding before such issuance. The Company's Common Stock is also listed on the Toronto Stock Exchange (the "TSE"), and rules of the TSE also require stockholder approval in certain circumstances.

  The Company is engaged in the mining and processing of gold and silver ore and in the exploration for and acquisition and development of gold-bearing properties principally in North and South America and the Russian Federation. The Company was incorporated in Delaware in April 1987 and is the surviving corporation following a reincorporation merger effective June 1995. The Company's principal offices are located at 9100 East Mineral Circle, Englewood, Colorado 80112, and its telephone number is (303) 643-5500.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY CONCERNING THE PROPOSAL IF NOT CONTAINED IN THIS CONSENT SOLICITATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CONSENT SOLICITATION STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A CONSENT BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. DELIVERY OF THIS CONSENT SOLICITATION STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR THEREIN SINCE THE DATE OF THIS CONSENT SOLICITATION STATEMENT.

     The date of this Consent Solicitation Statement is November 29, 1996.

              [MAP OF FAR EASTERN RUSSIA INDICATING THE LOCATION

                      OF THE KUBAKA PROJECT APPEARS HERE]

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY...................................................................    5
 The Proposal.............................................................    5
 The Company..............................................................    5
 Cyprus Amax..............................................................    5
 Relationship Between the Company and Cyprus Amax.........................    5
 The Kubaka Project.......................................................    6
 Background of and Reasons for the Acquisition............................    7
 Recommendation of the Special Committee..................................    8
 Opinion of Financial Advisor Regarding the Acquisition...................    8
 Risks of Doing Business in the Russian Federation........................    8
 The Acquisition Agreement................................................   10
 Consent Solicitation.....................................................   12
 Impact of Consent on Right to Challenge Transaction......................   12
 Effects of the Proposal Upon Rights of Existing Holders of Common Stock..   13
STOCKHOLDER ACTION BY WRITTEN CONSENT.....................................   14
 Recommendation of the Special Committee..................................   14
 Stockholder Approval.....................................................   14
 Record Date..............................................................   14
 Consent Procedures; Revocation of Consents...............................   14
 Impact of Consent on Right to Challenge Transaction......................   14
 Consents Required........................................................   14
 Cost of Solicitation.....................................................   15
MARKET PRICES OF THE COMPANY'S STOCK......................................   16
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS...........................   16
CERTAIN TRANSACTIONS--RELATIONSHIP WITH CYPRUS AMAX.......................   17
 Fort Knox Financing Arrangement..........................................   17
 Revolving Credit Agreements..............................................   18
 Stock Issuance Agreement.................................................   18
 Exploration Joint Venture Agreement......................................   18
 Services Agreement.......................................................   19
 Employee Transfer Agreement..............................................   19
 Net Operating Loss Agreement.............................................   19
 Other Agreements.........................................................   19
SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS..............................   20
THE KUBAKA PROJECT........................................................   21
 The Kubaka Project.......................................................   21
 Project History..........................................................   21
 Current and Planned Operations...........................................   21
 Geology..................................................................   22
 Evenskoye Deposit........................................................   22
 Ore Reserves.............................................................   23
 Mineral Deposits.........................................................   23
 The Legal Regime for Gold Mining in Russia...............................   23
 License for the Right to Use the Subsurface..............................   24
 Environmental Regulations................................................   25
 Project Permits and Approvals............................................   25
 Omolon and Project Ownership.............................................   26
 Royalties, Taxes and Other Government Payments...........................   28
 Project Financing........................................................   29
 Gold Sales Arrangements..................................................   34
 Political Risk Insurance.................................................   36
 North Vein Agreement.....................................................   36

                                                                            PAGE
                                                                            ----
THE ACQUISITION AGREEMENT.................................................   37
 General..................................................................   37
 Effective Time...........................................................   37
 Purchase Price...........................................................   37
 Assumption of Obligations and Indemnification............................   38
 Project Liquidity Needs..................................................   38
 Representations and Warranties...........................................   39
 Covenants................................................................   39
 Conditions...............................................................   39
 Costs....................................................................   39
 Termination..............................................................   39
 Accounting and Tax Treatment.............................................   39
BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE
 SPECIAL COMMITTEE........................................................   40
 Background...............................................................   40
 Reasons for the Acquisition; Recommendation of the Special Committee.....   44
 Additional Considerations of the Special Committee.......................   45
 Opinion of Financial Advisor Regarding the Acquisition...................   49
 Consent of Cyprus Amax; Intention of the Directors and Executive
  Officers................................................................   54
 Effects of the Proposal Upon Rights of Existing Holders of Common Stock..   54
SELECTED FINANCIAL AND PRO FORMA DATA
 FOR THE COMPANY..........................................................   56
THE RUSSIAN FEDERATION....................................................   57
 Political Structure and Political Developments...........................   57
 Economic Conditions......................................................   58
 Social Conditions........................................................   60
 Legal Environment........................................................   60
 Organized Crime..........................................................   60
 Foreign Investments......................................................   61
 Taxation.................................................................   61
 Repatriation and Exchange Controls.......................................   61
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY...............................   62
 Common Stock.............................................................   62
 Preferred Stock..........................................................   62
PROPOSALS FOR 1997 ANNUAL MEETING.........................................   66
AVAILABLE INFORMATION.....................................................   66
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................   66
APPENDIX A--Acquisition Agreement
APPENDIX B--Opinion of Salomon Brothers Inc
APPENDIX C--Consolidated Financial Statements and Management's Discussion
 and Analysis of Financial Condition and Results of Operations

                                    SUMMARY

  The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Consent Solicitation Statement and the Appendices hereto. Stockholders are urged to read carefully, in its entirety, this Consent Solicitation Statement, including the Appendices hereto.

THE PROPOSAL

  Stockholders are being asked to approve the Acquisition by the Company from Cyprus Amax of the Kubaka Project located in the Magadan Region of the Russian Federation ("Russia" or the "Russian Federation"). The Company will acquire all of the common stock of Cyprus Magadan. Cyprus Magadan has a 50% ownership interest in Omolon, a Russian closed joint stock company which holds the License to mine the Kubaka gold deposit and to explore and develop the Evenskoye gold and silver deposit, both located in the Magadan Region of Russia. The purchase price will be payable by the Company's issuance to Cyprus Amax of shares of its Common Stock as follows:

    (i) 11,789,474 shares of Common Stock to be issued upon closing the Acquisition;

    (ii) 4,210,526 shares of Common Stock to be issued within ten days of commencement of commercial production of the Kubaka gold property; and

    (iii) a contingent payment in shares of Common Stock (a) equal to $10 per gold equivalent ounce (up to a maximum of $45 million) of the Company's pro rata share of proven and probable reserves in the event the Company directly or indirectly acquires the right to mine other deposits in the Russian Federation (outside the area covered by the License and not covered by the Exploration JV Agreement) on or before June 30, 2004, and (b) valued at the average closing price per share of Common Stock for the ten trading days ending two business days before the date of payment (following the later of the date the right to mine such deposits is awarded and the date proven and probable reserves are established).

Stockholder approval shall include, but not be limited to, the authorization and issuance to Cyprus Amax of the shares of Common Stock as payment for the purchase price and as payment of amounts owed by Omolon to Cyprus Amax for certain funding and financial support which the Company has agreed to repay to Cyprus Amax under certain circumstances pursuant to the terms of the Acquisition Agreement (the "Proposal").

THE COMPANY

  The Company is engaged in the mining and processing of gold and silver ore and in the exploration for and acquisition and development of gold-bearing properties principally in North and South America and the Russian Federation.

CYPRUS AMAX

  Cyprus Amax is a diversified mining company engaged in the exploration for and the extraction, processing and marketing of mineral resources, primarily copper, molybdenum, coal, lithium and gold.

RELATIONSHIP BETWEEN THE COMPANY AND CYPRUS AMAX

  As of November 27, 1996, Cyprus Amax owned 52,132,655 shares or approximately 52.5% of the outstanding shares of Common Stock of the Company. Directors and officers of Cyprus Amax comprise four of the seven members of the Company's Board. Milton H. Ward, Chairman of the Board of Directors and Chief Executive Officer of the Company, is Chairman of the Board of Directors, President and Chief Executive Officer of Cyprus Amax; Gerald J. Malys, a director of the Company, is Senior Vice President and Chief Financial

Officer of Cyprus Amax; and Allen Born and Rockwell A. Schnabel, directors of the Company, are also directors of Cyprus Amax. The seven members of the Company's Board of Directors beneficially own in the aggregate approximately 1,291,513 shares, or less than 2%, of the outstanding shares of common stock of Cyprus Amax.

  Cyprus Amax is party to a number of contracts with the Company, including a demand loan facility for $250 million, a convertible line of credit of $100 million, a Stock Issuance Agreement, an Exploration Joint Venture Agreement, a Services Agreement, an Employee Transfer Agreement and a Net Operating Loss Agreement. See "CERTAIN TRANSACTIONS--RELATIONSHIP WITH CYPRUS AMAX."

THE KUBAKA PROJECT

  The Kubaka Project is a development stage, open pit, mill recovery, gold mining project located in the Magadan Region of the Russian Far East, approximately 200 miles south of the Arctic Circle and 600 miles northeast of the major port city of Magadan. Cyprus Magadan holds an indirect 50% interest in the Kubaka Project through its 50% ownership in Omolon Gold Mining Company, a Russian closed joint stock company. Cyprus Magadan supplies managerial, technical and administrative services for the Kubaka Project.

  Reserves and Planned Operations. The Kubaka Project has proven and probable reserves of approximately 5.5 million tons of ore with an average grade of approximately 0.46 ounces of gold per ton, containing approximately 2.5 million ounces of gold as well as significant silver reserves. The construction of roads and facilities and the pre-stripping of the mine have been substantially completed. The mill, construction of which has been substantially completed, is planned to process approximately 1,930 tons of ore per day. Based on currently available information, the estimated gold recovery rate is approximately 97%, the estimated cash production costs are approximately $185 to $195 per ounce (including royalties and taxes), and commercial production is scheduled to commence late in the first quarter of 1997.

  Project Financing. Based on progress to date, the total capital costs of the Kubaka Project are estimated to be $228 million. The shareholders of Omolon have made equity contributions in the aggregate amount of $80 million ($40 million from Cyprus Magadan and $40 million from the Russian shareholders). An additional $6 million of equity capital will be provided by Cyprus Magadan and the Russian shareholders in equal contributions (with Cyprus Magadan permitted to make all or part of its contribution in kind).

  Debt financing for the Kubaka Project of $100 million in the aggregate has been borrowed from the European Bank for Reconstruction and Development ("EBRD") and the Overseas Private Investment Corporation, an agency of the US government ("OPIC" and together with EBRD, the "Project Lenders") pursuant to the Loan Agreement, dated as of June 30, 1995, between Omolon and EBRD (the "EBRD Loan Agreement"), and the Finance Agreement, dated as of June 30, 1995, between Omolon and OPIC (the "OPIC Loan Agreement" and together with the EBRD Loan Agreement, the "Project Loan Agreements" or the "Project Loans"). Omolon currently is negotiating amendments to the Project Loan Agreements providing for an additional $30 million of borrowing ($15 million from each of EBRD and OPIC). See "THE KUBAKA PROJECT--Project Financing." The Project Loans can be borrowed in two tranches that bear interest at rates typical for financings of the type obtained by Omolon. The rate under the EBRD Loan Agreement is based on the London Inter-Bank Offered Rate ("LIBOR") and under the OPIC Loan Agreement is based on a U.S. Treasury rate. The Project Loans are payable beginning December 15, 1997 and ending December 15, 2001 and are subject to certain prepayment penalties. Cyprus Magadan and Cyprus Amax each have guaranteed Omolon's repayment of the Project Loans until the Kubaka Project meets required completion tests. The Project Loans also are secured by the assets and stock of Omolon and other security arrangements, including certain support agreements of Cyprus Magadan and Cyprus Amax. See "THE ACQUISITION AGREEMENT--Assumption of Obligations and Indemnification" and "THE KUBAKA PROJECT--Project Financing."

  Omolon also has arranged for $14 million of subordinated debt from a bank licensed to do business in Russia, which debt also will be guaranteed by Cyprus Amax (the "Subordinated Loan"). The Company has agreed to reimburse Cyprus Amax for any payments it makes pursuant to such guaranty. Omolon also has agreed, to the extent permissible under the Project Loans without requiring any prepayment of the outstanding Project Loans, that if actual capital costs related to the construction and start-up of the Kubaka Project are less than the estimated $228 million, then a portion of the Subordinated Loan equal to the difference will be prepaid by Omolon (or if Omolon fails to so prepay, by the Company). In addition, Omolon is discussing a potential working capital line of credit of as much as $20 million from a bank licensed to do business in Russia (a "Working Capital Line of Credit") to finance the purchase of operating supplies for 1997 and transportation of such supplies over the winter ice road. See "THE ACQUISITION AGREEMENT--Project Liquidity Needs" and "THE KUBAKA PROJECT-- Project Financing."

  Political Risk. Cyprus Amax has made arrangements in an attempt to mitigate the political risks of doing business in the Russian Federation with respect to the Project Loans by obtaining the right to terminate the guaranties of Cyprus Magadan and Cyprus Amax upon satisfaction of certain completion tests and financial ratios and by obtaining the further right to terminate such guaranties prior to completion upon a determination that a Qualified Political Event (as defined in the guaranty of Cyprus Magadan) has occurred. See "THE KUBAKA PROJECT--Project Financing." Additionally, Cyprus Amax has obtained political risk insurance coverage for $36 million (plus additional standby coverage) of its equity investment in the Kubaka Project, and it is a condition to closing that such coverage be assigned to the Company. In order to terminate such guaranties prior to completion and/or obtain payment under such insurance coverage, the shares of Cyprus Magadan common stock and Cyprus Magadan's interest in the Kubaka Project would need to be surrendered to OPIC. See "THE KUBAKA PROJECT--Political Risk Insurance."

  Royalties and Taxes. The Kubaka Project is subject to a minimum royalty burden payable to Russian governmental agencies of approximately 11.8% of revenues. The Company is negotiating to reduce its royalty burden in accordance with Russian Government Decree No. 1007, dated August 26, 1996, which reduces the royalty rate for gold to a range of 2% to 4%. In addition, based on planned production, the Kubaka Project will have an estimated average Russian tax burden of approximately $20 million per year.

  Evenskoye Deposit. Omolon also has the right to explore and, subsequently, to develop the Evenskoye deposit, located approximately 180 miles from the Kubaka Project. The License requires Omolon to complete exploration activities, a feasibility study and its assessment of the reserves for the Evenskoye deposit prior to December 31, 1998. See "THE KUBAKA PROJECT--License for the Right to Use the Subsurface."

BACKGROUND OF AND REASONS FOR THE ACQUISITION

  Since 1994, the Company has discussed acquiring the Kubaka Project from Cyprus Amax. The Company became involved in the operations at the project in January 1995, and the Company commenced negotiations regarding the terms and conditions of the Acquisition during the summer of 1995. On September 22, 1995, the Board delegated power and authority to negotiate the terms of the Acquisition and, if appropriate, to approve the Proposal and to recommend it to the Company's stockholders, to a special committee composed of the members of the Board who are not affiliates of Cyprus Amax or officers or employees of the Company (the "Special Committee"). From the summer of 1995 through January 1996, management of the Company met with representatives of Cyprus Amax to negotiate the terms of the Acquisition, including the payment of the purchase price, and the Special Committee met several times to discuss the proposed acquisition of the Kubaka Project.

  On January 24, 1996, the Special Committee determined that the Proposal was fair and approved the Acquisition, and the parties executed the original acquisition agreement. Finalization of the transaction was delayed, however, as a result of increases in capital costs and delays in project development. After an evaluation of project capital costs, it was determined that the required capital would increase from an estimated $180 million to $228 million. Financing for the capital cost shortfall is being arranged.

  The Special Committee met several times from February through October 1996 to consider the increased capital costs for the Kubaka Project and changes to the terms of the Acquisition. In the course of those meetings, the Special Committee re-evaluated and again approved the Acquisition and the issuance of the shares of Common Stock to Cyprus Amax. In October 1996 Cyprus Amax and the Company amended the terms of the original acquisition agreement. See "THE ACQUISITION AGREEMENT."


  In the course of its deliberations, the Special Committee considered the potential benefits and risks of proceeding with the Acquisition. The Special Committee considered as beneficial the Kubaka Project's proven and probable reserves of approximately 2.5 million contained ounces of gold, the prearranged equity and debt financing, the advanced stage of development of the project and the access to exploration opportunities in the region provided by the Kubaka Project. The Special Committee also considered the risks inherent in doing business in the Russian Federation and the specific risks associated with the Acquisition. For further information on the background of the transaction and the factors considered by the Special Committee, see "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE."

RECOMMENDATION OF THE SPECIAL COMMITTEE

  The Special Committee of the Board, composed of the members of the Board who are not affiliates of Cyprus Amax or officers or employees of the Company, was delegated the power and authority to negotiate the terms of the Acquisition and to approve or disapprove the Proposal. The Special Committee, acting on behalf of the Board, believes that the Proposal is fair to and in the best interests of all stockholders and recommends that stockholders consent to the Proposal. See "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE."

OPINION OF FINANCIAL ADVISOR REGARDING THE ACQUISITION

  Salomon Brothers Inc ("Salomon Brothers") has delivered its written opinion dated October 9, 1996 to the Special Committee of the Board to the effect that, as of such date, the consideration payable by the Company in connection with the Acquisition is fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates. See "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE-- Opinion of Financial Advisor Regarding the Acquisition."

  The opinion of Salomon Brothers is attached as Appendix B to this Consent Solicitation Statement and is incorporated herein by reference.

RISKS OF DOING BUSINESS IN THE RUSSIAN FEDERATION

  Foreign companies conducting operations in the Russian Federation face significant political, economic, currency, legal and social risks. These risks are highlighted below and discussed in further detail in "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE--Risks of Doing Business in the Russian Federation" and "THE RUSSIAN FEDERATION."

  Political Risks. The Russian Federation emerged in 1991 from the former Soviet Union as an independent state. The politics of the Russian Federation have been characterized by considerable instability and uncertainty. Although reform-minded parties, including one sponsored by the Government, lost ground to anti-reform parties in the December 1995 elections for the Federal Assembly, President Yeltsin won another four-year term in the June/July 1996 presidential elections. President Yeltsin's health is generally viewed as poor. In the event of Yeltsin's death in office, the Russian Constitution provides that he will be succeeded by the prime minister, who has three months in which to organize new presidential elections. If changes in policy that are hostile to foreign investment or that alter laws regulating gold occur, such changes could have a material adverse effect on the Kubaka Project.

  Currency Risks. The value of the Russian rouble, as reflected in the exchange rate against the US dollar, has fluctuated significantly in the past. The rate of rouble decline against the dollar has decreased significantly since the introduction in July 1995 of the so-called "rouble corridor," under which the rouble/dollar exchange rate was permitted to fluctuate within a given range. The "rouble corridor" has been replaced by a "crawling peg" mechanism, which has had a similarly stabilizing effect. In addition to the risks associated with the rouble/dollar exchange rate not keeping pace with inflation, there is also a risk of inadequate supplies of roubles resulting in delays in payment for rouble denominated obligations in the Russian Federation.

  The Kubaka Project and its financing arrangements have been structured in an attempt to mitigate against currency risks. Omolon will receive payment for gold from the Russian authorities prior to delivery and at then current London gold prices. Such payments are payable 50% in dollars and 50% in roubles at then current rouble/dollar exchange rates. The anticipated rouble payments are expected to be roughly equivalent to the Kubaka Project's rouble expenses. In addition, Omolon is permitted to export rather than sell its gold to the Russian authorities in the event the Russian authorities decline to purchase or fail to pay for gold and under certain other circumstances. See "THE KUBAKA PROJECT--Project Financing" and "THE KUBAKA PROJECT--Gold Sales Arrangements." An investment in the Kubaka Project does face currency related risks, which could be significant in the event of inflation if expenses denominated in roubles exceed anticipated rouble payments or if new restrictions on convertibility are introduced.

  Economic Risks. Until 1991, the economy of Russia was administered by the central authorities of the former Soviet Union. Confronted with the collapse of those authorities and the command economy they managed, and the resulting economic crisis, the Russian Government has been attempting to implement policies of economic reform and stabilization. While these policies have met with some success, notably the implementation of the mass privatization program, the economy of Russia has been characterized by inflation, high levels of taxation, unstable fiscal policy, legal uncertainty and the possibility of the collapse of certain sectors of the economy. Furthermore, since gold is of national monetary significance, policies affecting gold could be particularly sensitive to a major economic crisis.

  Legal Risks. As part of the effort to transform its command economies into market economies, the Russian Government has rapidly introduced laws, regulations and legal structures intended to give participants in the economy a greater degree of confidence in the legal validity and enforceability of their obligations. The lack of consensus about the scope, content and pace of economic and political reform and the speed with which legislation has been drafted has resulted in legislation that is ambiguous and, in many instances, has left key issues unresolved. No assurance can be given that the uncertainties associated with the existing and future laws and regulations of Russia will not have a material adverse effect on the Kubaka Project.

  Social Risks. The political and economic changes in Russia in recent years have resulted in significant dislocations, as existing structures of authority have collapsed and new ones are only beginning to take shape. Significant organized criminal activity also is reported to have arisen.

THE ACQUISITION AGREEMENT

  The Company will acquire Cyprus Magadan pursuant to an Agreement and Plan of Reorganization, dated as of January 24, 1996, and as amended by the Amended and Restated Agreement and Plan of Reorganization, dated October 9, 1996 (as amended, the "Acquisition Agreement"), among the Company, Amax Russia Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("Amax Russia"), Cyprus Amax, Cyprus Magadan and Cyprus Gold Company, a Delaware corporation and wholly owned subsidiary of Cyprus Amax ("Cyprus Gold").

  The following description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached hereto as Appendix A and incorporated herein by reference.

  Purchase Price. The purchase price has three components. At the closing of the Acquisition, the Company will transfer to Cyprus Amax 11,789,474 shares of Common Stock (the "Closing Shares"). Within ten days following the commencement of commercial production, the Company will transfer to Cyprus Amax an additional 4,210,526 shares of Common Stock (the "Production Shares"). The date of the commencement of commercial production is the date upon which the Kubaka Project ceases to capitalize start-up costs and begins to expense operating costs.

  In addition, the Company is required to make contingent payments in Common Stock (the "Contingent Payment Shares") to Cyprus Amax with respect to the Company's share of new mineral deposits in the Russian Federation acquired directly or indirectly by the Company prior to June 30, 2004, other than (i) deposits any portion of which are located within the boundaries described in the License of Omolon or (ii) deposits acquired pursuant to the Exploration JV Agreement ("Additional Deposits"). As payment for an Additional Deposit, the Company will issue the number of Contingent Payment Shares, valued at the average price per share of Common Stock for the ten trading days ending two business days before the date of payment, as are equal to each Additional Deposit's Reserve Value (defined as $10 per gold equivalent ounce of the Company's pro rata share of the Additional Deposit's proven and probable reserves established by a feasibility study), up to a maximum aggregate value of $45 million. The Contingent Payment Shares are required to be delivered to Cyprus Amax within ten business days following the later of the date upon which the Company acquires the right to mine such deposit and the date upon which the reserves are established.

  Based on $5.9375 per share of Common Stock, the average price per share of Common Stock for the ten trading days prior to October 17, 1995, the date the Acquisition first was announced, the aggregate consideration payable to Cyprus Amax for the Kubaka Project would have a value of approximately $95 million, plus up to an additional $45 million if reserves at new properties in the Russian Federation are acquired.

  Assumption of Obligations and Indemnification. The Company has agreed to assume substantially all of the obligations of Cyprus Amax under each of the Cyprus Amax Support Agreement and the Reclamation Agreement (defined below) and to pledge its shares of Cyprus Magadan to the Project Lenders. However, Cyprus Amax has agreed to remain liable under the Guaranty Agreement, dated June 30, 1995, as amended, between Cyprus Amax and the Project Lenders and to fund any payments due from Cyprus Magadan to the Project Lenders under the Cyprus Amax Support Agreement or the Guaranty Agreement, dated June 30, 1995, as amended, between Cyprus Magadan and the Project Lenders. (The Cyprus Amax guaranty of the Project Loans is referred to herein as the "Cyprus Amax Guaranty"). Omolon will remain obligated to make repayments under the Project Loans.

  In addition, the Company is required to indemnify Cyprus Amax for payments made by Cyprus Amax under the Cyprus Amax Guaranty in the event of a default under the Project Loan Agreements or the Cyprus Amax Support Agreement caused by the gross negligence or willful misconduct of the Company. In the event Cyprus Amax is obligated to make a payment under the Cyprus Amax Guaranty at a time when the Company has concluded that the continued operation of Kubaka Project would have a material adverse effect on the Company, the Company has the right to offer to transfer its interest in Cyprus Magadan to Cyprus Amax. In the event Cyprus Amax accepts the Cyprus Magadan shares, Cyprus Amax is obligated to indemnify the Company in connection with any obligations under the Cyprus Amax Support Agreement, the Reclamation Agreement and the Subordinated Loan. If Cyprus Amax rejects the shares of Cyprus Magadan, the Company retains its obligations under the Reclamation Agreement and the Subordinated Loan but is released from its obligations to Cyprus Amax under the Cyprus Amax Support Agreement, absent any prior gross negligence or willful misconduct of the Company. Cyprus Amax also will guarantee the Subordinated Loan, and the Company has agreed to reimburse Cyprus Amax for any payments Cyprus Amax makes under the Subordinated Loan.

  Cyprus Amax has agreed to indemnify the Company for losses resulting from Cyprus Amax's failure to prevent defaults from occurring under certain provisions of the Project Loan Agreements (including any failure by Cyprus Amax to maintain an investment grade credit rating or to continue to own indirectly at least 50% of Omolon).

  Project Liquidity Needs. Cyprus Amax has funded, and will continue to fund until the closing of the Acquisition, a portion of Omolon's costs to purchase and deliver operating supplies needed for 1997. The Company has agreed to use its commercially reasonable efforts to cause Omolon to reimburse Cyprus Amax for such expenditures or, if such efforts fail, to reimburse Cyprus Amax directly.

  In the event Omolon faces additional unfunded liquidity needs, the Company has agreed to seek subordinated shareholder loans from the Russian shareholders of Omolon and from Cyprus Magadan and/or additional third party financing, or the Company may contribute funds. If the Company does not fund such liquidity needs, Cyprus Amax will have the right to fund such liquidity needs by making a short-term, unsecured loan to Omolon, repayable in six months on commercially reasonable terms. If the total of such loans exceeds $5 million or if any loan is not repaid in six months, then Cyprus Amax may convert the short-term unsecured loan to a term loan that is guaranteed by the Company. The Company may satisfy its obligation to make any payment under such guaranty in cash or, if Cyprus Amax agrees, by issuing shares of Common Stock. Stockholder approval of the issuance of shares of Common Stock pursuant to the Acquisition Agreement includes approval of the issuance of shares of Common Stock pursuant to such guaranty.

  Representations and Warranties. The Acquisition Agreement contains customary representations and warranties. Cyprus Amax has made certain additional representations and warranties concerning Omolon environmental matters and the absence of defaults under the Project Loan Agreements.

  Covenants. Each of the Company and Cyprus Amax has agreed to obtain all necessary consents and approvals and to provide the other party with full access to information needed in connection with such party's investigation. Pending closing, the parties have agreed to cause Cyprus Magadan and Omolon to conduct business only in the ordinary course. Cyprus Amax has agreed to use commercially reasonable efforts to obtain the additional $30 million of financing from the Project Lenders and to implement the Subordinated Loan; to maintain the gold sales arrangements; to obtain the additional $6 million of equity contributions from the shareholders of Omolon; and to consent to the Acquisition and issuance of shares of Common Stock in accordance with the Acquisition Agreement.

  Conditions. The Acquisition Agreement requires customary conditions to closing to be satisfied or waived. The obligations of the Company and Amax Russia are conditioned on the fulfillment of certain additional closing conditions, including: (i) approval of the Acquisition by the stockholders of the Company; (ii) satisfaction or waiver of all of the conditions precedent to the making of loans under the Project Loan Agreements, including the additional financing being negotiated; (iii) maintenance of the gold sales arrangements;
(iv) finalization of the North Vein Agreement (defined below); (v) assignment of the political risk insurance coverage obtained from OPIC by Cyprus Amax to the Company; (vi) the absence of a material adverse change in the Kubaka Project; (vii) receipt of any necessary governmental consents or approvals; and
(viii) the completion of the $14 million Subordinated Loan and $6 million of additional equity contributions.

  Termination. The Acquisition Agreement may be terminated (i) at any time before closing by mutual written agreement of Cyprus Amax and the Company; (ii) by Cyprus Amax or the Company, in the event (a) there is a material breach of the Acquisition Agreement or (b) the satisfaction of any conditions becomes impossible or impracticable with the use of commercially reasonable efforts; or
(iii) by Cyprus Amax or the Company at any time after March 31, 1997 if the closing has not occurred on or before such date.

  The Acquisition Agreement is attached as Appendix A to this Consent Solicitation Statement and is incorporated herein by reference.

CONSENT SOLICITATION

  This Consent Solicitation Statement is being furnished to stockholders in connection with the solicitation of written consents by the Board from holders of outstanding shares of Common Stock. The Board has set November 8, 1996 as the Record Date for determining the stockholders of record whose written consent is to be solicited. Only stockholders of record at the close of business as of the Record Date will be entitled to consent to the Acquisition. Approval of the Proposal requires the consent of at least a majority of the shares of Common Stock outstanding as of the Record Date. Abstentions and broker non-votes will have the effect of withholding consent for the Proposal.

  As of the Record Date, Cyprus Amax owned approximately 51.2% of the outstanding shares of Common Stock of the Company. The consent of Cyprus Amax will be sufficient to approve the Proposal without the consent of any other stockholder. Cyprus Amax has agreed to consent to the Proposal and has advised the Company that Cyprus Amax will deliver its written consent at the Expiration Time (5:00 p.m., Mountain Time, on December 23, 1996). Upon receipt of the written consent of Cyprus Amax, the Proposal will be adopted. Prior to the Expiration Time, consents may be revoked. Subsequent to the Expiration Time, the Company will not consider any additional consents and consents previously delivered may not be revoked.

  The directors and executive officers of the Company (with four of the seven directors and one of the eight executive officers being directors and/or executive officers of Cyprus Amax), holding in the aggregate less than 1% of the shares of Common Stock as of the Record Date, have advised the Company that they intend to give their written consent to the Proposal.

  Written consents must be signed, dated and received by the Company prior to the Expiration Time. If a stockholder submits a consent form which fails to indicate whether the stockholder does or does not consent to the Proposal, the stockholder shall be deemed to have consented to the Acquisition. A stockholder who signs and returns the enclosed consent may revoke it by a written revocation delivered to Georgeson & Company Inc. ("Georgeson") any time before the Expiration Time. Consents will be tabulated by Georgeson. THERE WILL BE NO MEETING AT WHICH STOCKHOLDERS MAY VOTE IN PERSON.

IMPACT OF CONSENT ON RIGHT TO CHALLENGE TRANSACTION

  If a stockholder consents to the Proposal, such consent may limit the right of the stockholder to challenge the transaction in the future.

EFFECTS OF THE PROPOSAL UPON RIGHTS OF EXISTING HOLDERS OF COMMON STOCK

  Assuming the issuance of the shares of Common Stock to Cyprus Amax under the Acquisition Agreement as proposed in this Consent Solicitation Statement (omitting any Contingent Payment Shares potentially issuable under the Acquisition Agreement), the percentage of the Company's voting securities owned of record by existing holders of shares of Common Stock, other than Cyprus Amax, will be reduced significantly. The Proposal, if approved by stockholders, would reduce the ownership interest of existing holders of outstanding shares of Common Stock, other than Cyprus Amax, to approximately 40.9% (assuming issuance of both the Closing Shares and the Production Shares) or 42.5% (assuming issuance of only the Closing Shares) and increase Cyprus Amax's record ownership to approximately 59.1% or 57.5%, respectively, of the outstanding shares of Common Stock.

  As a result of Cyprus Amax's rights under existing agreements that permit the issuance of Common Stock in lieu of outstanding indebtedness and other obligations, Cyprus Amax is deemed to be the beneficial owner of 64,983,326 shares or approximately 57.9% of the shares of Common Stock (in addition to approximately 18.3 million shares that Cyprus Amax could have elected to be issued on November 29, 1996 under the terms of the Fort Knox Financing Arrangements, described below). If stockholders approve the Proposal, Cyprus Amax's beneficial ownership of the shares of Common Stock would increase to approximately 63.2% (assuming issuance of both the Closing Shares and the Production Shares) or 61.9% (assuming issuance of only the Closing Shares), in each case, omitting any Contingent Payment Shares potentially issuable under the Acquisition Agreement. Cyprus Amax's ownership is subject to further increase in the event the Company elects to satisfy certain potential obligations to make payments by issuing shares of its Common Stock pursuant to the Company's agreement to guarantee loans by Cyprus Amax in the event Omolon has liquidity needs in the future. See "--THE ACQUISITION AGREEMENT--Project Liquidity Needs."

  The percentage of the Company's voting securities owned by existing holders of shares of Common Stock, other than Cyprus Amax, may be reduced significantly depending on the number of shares that are issued to Cyprus Amax under the Fort Knox Financing Arrangement. See "CERTAIN TRANSACTIONS--RELATIONSHIP WITH CYPRUS AMAX--Fort Knox Financing Arrangement" and "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE--Effects of the Proposal Upon Rights of Existing Holders of Common Stock."

  Cyprus Amax, as the holder of greater than 50% of the outstanding shares of Common Stock, will continue to be able to elect all the directors of the Company and to direct corporate policy.

                     STOCKHOLDER ACTION BY WRITTEN CONSENT

RECOMMENDATION OF THE SPECIAL COMMITTEE

  On September 22, 1995, the Board delegated to the Special Committee power and authority to negotiate the terms of the Proposal and, if appropriate, to approve the Proposal and to recommend it to the Company's stockholders. Thereafter, all negotiations concerning the Proposal on behalf of the Company and the Board were conducted by the Special Committee, its advisors and the management of the Company. The Special Committee, on behalf of the Board, approved the Acquisition and the issuance of the shares of Common Stock contemplated thereby. The Board consists of seven directors, two of whom are senior executive officers of Cyprus Amax and three of whom are directors of Cyprus Amax. The Special Committee (composed of those directors on the Board who are neither affiliates of Cyprus Amax nor officers or employees of the Company), acting on behalf of the Board, determined that the Proposal is fair to and in the best interests of all stockholders and recommends that stockholders consent to the Proposal.

STOCKHOLDER APPROVAL

  Stockholder approval is being sought to take action by written consent in lieu of a meeting of stockholders in accordance with Delaware Law. Stockholder approval shall include, but not be limited to, the authorization and issuance to Cyprus Amax of the shares of Common Stock as payment for the purchase price and as payment of amounts owed by Omolon to Cyprus Amax for certain funding or financial support which the Company has agreed to repay to Cyprus Amax under certain circumstances pursuant to the terms of the Acquisition Agreement (the "Proposal").

RECORD DATE

  The close of business on November 8, 1996 shall be the Record Date for the determination of the holders of Common Stock entitled to receive this Consent Solicitation Statement and to give or withhold their written consent.

CONSENT PROCEDURES; REVOCATION OF CONSENTS

  As of the Record Date, Cyprus Amax owned approximately 51.2% of the outstanding shares of Common Stock of the Company. The consent of Cyprus Amax will be sufficient to approve the Proposal without the consent of any other stockholder. Cyprus Amax has agreed to consent to the Proposal and has advised the Company that Cyprus Amax will deliver its written consent at the Expiration Time (5:00 p.m., Mountain Time, on December 23, 1996). Upon receipt of the written consent of Cyprus Amax, the Proposal will be adopted. Prior to the Expiration Time, consents may be revoked. Subsequent to the Expiration Time, the Company will not consider any additional consents and consents previously delivered may not be revoked.

  To be effective, consents must be signed and dated and mailed or delivered to Georgeson prior to 5:00 p.m., Mountain Time, on December 23, 1996, the Expiration Time. Any consent form mailed or delivered to the Company that fails to indicate whether the stockholder does or does not consent to the Proposal shall be deemed to be a consent to the Proposal. Any consent given pursuant to this solicitation may be revoked by the person giving it at any time before the Expiration Time by a written revocation mailed or delivered to Georgeson. There will not be a meeting at which stockholders may vote in person. Consents will be tabulated by Georgeson.

IMPACT OF CONSENT ON RIGHT TO CHALLENGE TRANSACTION

  If a stockholder consents to the Acquisition, such consent may limit the right of the stockholder to challenge the transaction in the future.

CONSENTS REQUIRED

  The Proposal is being submitted to stockholders for their consent to satisfy a rule of the NYSE which requires the approval of stockholders as a prerequisite to the listing of the Common Stock to be issued to Cyprus

Amax in connection with the Acquisition, on the basis that the Proposal contemplates that a "tangible or intangible asset" is to be acquired directly or indirectly from a substantial security holder of the Company (a holder of 5% or more of the Company's outstanding shares of Common Stock) and the number of shares of Common Stock to be issued in such transaction will exceed 1% of the number of shares of Common Stock outstanding before such issuance. The Company's Common Stock also is listed on the TSE, and rules of the TSE also require stockholder approval in certain circumstances.

  Under Section 228 of Delaware Law and the Company's By-Laws, any action that could be taken by stockholders at a meeting may be taken without a meeting if consents in writing, setting forth the actions so taken, are signed by the holders of a majority of the outstanding shares of Common Stock. Under this provision of Delaware Law, no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in accordance with Delaware Law to the corporation, written consents signed by a sufficient number of holders (here, holders of a majority of the outstanding shares of Common Stock on the Record Date) to take such action are so delivered.

  As of the Record Date, there were 96,519,535 shares of Common Stock outstanding. Common Stock is the only outstanding class of voting securities of the Company. Each share of Common Stock outstanding on the Record Date is entitled to one vote on the Proposal.

  As of the Record Date, Cyprus Amax had an indirect record ownership of 49,361,557 shares of Common Stock or approximately 51.2% of the shares of Common Stock outstanding on such date. Cyprus Amax has agreed to consent to the Proposal. The consent of Cyprus Amax will be sufficient to approve the Proposal without the consent of any other stockholder. As of the Record Date, directors and executive officers of the Company (with four of the seven directors and one of the eight executive officers of the Company being directors and/or executive officers of Cyprus Amax) owned beneficially less than 1% of the shares of Common Stock (including shares which may be acquired within 60 days upon exercise of employee stock options) outstanding on such date. Such directors and executive officers of the Company have advised the Company that they intend to consent to the Proposal.

COST OF SOLICITATION

  The Company will bear the cost of solicitation of consents. In addition to the use of mails, consents may be solicited by officers and regular employees of the Company, personally or by telephone or telegraph, and the Company may reimburse persons holding shares in their names or those of their nominees for their expenses in sending solicitation material to their principals. Additional solicitation of consents of brokers, banks, nominees and institutional investors will be made by Georgeson at a cost to the Company of approximately $5,000 plus out-of-pocket expenses.

                     MARKET PRICES OF THE COMPANY'S STOCK

  The Common Stock is listed on the NYSE under the symbol "AU" and on the TSE under the symbol "AXG." The Company's $3.75 Series B Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), is listed on the NYSE under the symbol "AUPrB." The following table sets forth the quarterly high and low sales price of the Common Stock and the Series B Preferred Stock for the fiscal quarters indicated as reported on the NYSE Composite Transactions Tape and the dividends paid on such stock. On October 16, 1995 (the date prior to the public announcement of the Acquisition), the last sale prices of the Common Stock and the Series B Preferred Stock reported on the NYSE was $5 15/16 and $48 3/4, respectively. The approximate number of record holders of shares of Common Stock and the Series B Preferred Stock as of the Record Date was 8,472 and 65, respectively.

                                                          SERIES B PREFERRED
                                      COMMON STOCK               STOCK
                                 ---------------------- -----------------------
   FISCAL YEAR                    HIGH   LOW   DIVIDEND  HIGH    LOW   DIVIDEND
   -----------                   ------ ------ -------- ------- ------ --------
   1996
     Fourth Quarter
      (through November 29,
      1996)..................... $6 1/4 $5 1/4  $ --    $53 1/4  $50    $  --
     Third Quarter..............  6 5/8  5 1/4    --     53 3/4 49 3/4   .9375
     Second Quarter.............  7 1/8  5 3/8    --     57 3/8 51 1/8   .9375
     First Quarter..............  9 5/8  6 3/8    --     66 5/8 54 3/8   .9375
   1995
     Fourth Quarter.............  7 5/8  5 5/8           55 7/8   47     .9375
     Third Quarter..............  6 7/8  5 1/2    --     52 1/2 47 7/8   .9375
     Second Quarter.............  6 1/4    5      --     49 1/2 46 1/2   .9375
     First Quarter..............  6 1/8  4 1/2    --       49   42 3/4   .9375
   1994
     Fourth Quarter.............  7 5/8  5 5/8    --     56 1/4 47 7/8   .9791
     Third Quarter..............  7 7/8  6 1/8    --     55 5/8   50       --
     Second Quarter.............  8 1/4  6 5/8    --       --     --       --
     First Quarter..............  8 1/4  6 1/4    --       --     --       --

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  As of November 29, 1996, the following is, to the knowledge of the Company, the only person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is a beneficial owner of more than 5% of the shares of Common Stock:

                                               AMOUNT AND NATURE OF     PERCENT
      NAME AND ADDRESS OF BENEFICIAL OWNER     BENEFICIAL OWNERSHIP     OF CLASS
      ------------------------------------     --------------------     --------
      Cyprus Amax                              64,983,326 shares(1)      57.9%
       9100 East Mineral Circle
       Englewood, Colorado  80112

--------
(1) Includes 12,850,671 shares of Common Stock that Cyprus Amax has the right to acquire within 60 days. Does not include the 16,000,000 shares of Common Stock that Cyprus Amax has the right to acquire in connection with the Acquisition or any additional shares that may be issued to Cyprus Amax in connection with the Fort Knox Financing Arrangement (defined below).

              CERTAIN TRANSACTIONS--RELATIONSHIP WITH CYPRUS AMAX

  Cyprus Amax is a diversified mining company engaged in the exploration for and the extraction, processing and marketing of mineral resources, primarily copper, molybdenum, coal, lithium and gold. Cyprus Amax was incorporated in Delaware in 1969 and operates primarily in the United States. Cyprus Amax's principal executive offices are located at 9100 East Mineral Circle, Englewood, Colorado 80112, and its telephone number is (303) 643-5000.

  As of November 29, 1996, Cyprus Amax owned 52,132,655 shares or approximately 52.5% of the outstanding shares of Common Stock of the Company. Cyprus Amax holds these shares of Common Stock as a result of the following events: (i) the acquisition of a 40% interest in the Company pursuant to the merger on November 15, 1993 of AMAX Inc., a New York corporation ("AMAX"), which owned approximately 68% of the outstanding shares of Common Stock, with and into Cyprus Minerals Company (renamed Cyprus Amax Minerals Company), (ii) the acquisition in July 1994 by Cyprus Amax of 3,000,000 shares of Common Stock under a Stock Purchase Agreement for the purpose of retiring debt owed by the Company to Cyprus Amax, (iii) the issuance of 6,601,133 shares of Common Stock to Cyprus Amax in July 1995 as payment for interest and principal due Cyprus Amax under DOCLOC II (defined below), (iv) the purchase of 8,318,673 shares of Common Stock by Cyprus Amax in September 1995 as payment for interest and principal due Cyprus Amax under DOCLOC II, (v) the purchase of 128,042 shares of Common Stock by Cyprus Amax on September 29, 1995 under the Stock Issuance Agreement in lieu of the remaining principal amount owed Cyprus Amax under DOCLOC II, and (vi) the issuance of 2,771,098 shares of Common Stock to Cyprus Amax as payment of certain obligations due under the Fort Knox Financing Arrangement (discussed below). Cyprus Amax is the beneficial owner of 64,983,326 shares or approximately 57.9% of the Common Stock (in addition to approximately 18.3 million shares of Common Stock which Cyprus Amax could have elected to be issued on November 29, 1996 under the terms of the Fort Knox Financing Arrangement) as a result of Cyprus Amax's rights under existing agreements that permit the issuance of Common Stock in lieu of outstanding indebtedness and other obligations. Cyprus Amax's ownership interest is subject to increase in the event the Company elects to satisfy certain potential obligations to make payments by issuing shares of its Common Stock pursuant to the Company's agreement to guarantee loans by Cyprus Amax in the event Omolon has liquidity needs in the future and certain other subordinated indebtedness. See "THE ACQUISITION AGREEMENT--Project Liquidity Needs," and "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE--Effects of the Proposal Upon Rights of Existing Holders of Common Stock."

  Directors and officers of Cyprus Amax comprise four of the seven members of the Company's Board. Milton H. Ward, Chairman of the Board and Chief Executive Officer of the Company, is Chairman of the Board of Directors, President and Chief Executive Officer of Cyprus Amax; Gerald J. Malys, a director of the Company, is Senior Vice President and Chief Financial Officer of Cyprus Amax; and Allen Born and Rockwell A. Schnabel, directors of the Company, are also directors of Cyprus Amax. The seven members of the Company's Board of Directors beneficially own in the aggregate approximately 1,291,513 shares, or less than 2%, of the outstanding shares of common stock of Cyprus Amax.

  In addition to the proposed Acquisition, Cyprus Amax is party to a number of contracts with the Company, which are described below.

FORT KNOX FINANCING ARRANGEMENT

  Pursuant to a financing arrangement with Cyprus Amax (the "Fort Knox Financing Arrangement"), approved by the Company's stockholders in September 1996, Cyprus Amax has guaranteed (the "Cyprus Amax Guaranty") the Company's $250 million secured financing (the "Fort Knox Loan") until economic completion of the Company's Fort Knox project and has provided the Company with a $250 million demand loan facility (the "Demand Loan Facility"), in exchange for which the Company has agreed to (i) pay Cyprus Amax a financing and guaranty fee of $10 million (the "Financing and Guaranty Fee"), (ii) pay Cyprus Amax 1.75 percent on amounts outstanding under the Fort Knox Loan ("Interest Differential Payments"), (iii) reimburse Cyprus Amax for any payments made or costs incurred under the Cyprus Amax Guaranty, (iv) make no additional borrowings under DOCLOC I without the prior consent of Cyprus Amax, and (v) grant Cyprus Amax a first priority security interest in the collateral for the Fort Knox Loan, and if requested, security interests in certain additional assets to the extent available. All of these obligations to Cyprus Amax are payable in cash or, at the election of Cyprus Amax, in shares of Common Stock, valued at the time of issuance of the shares.

  On November 1, 1996, Cyprus Amax elected to receive payment in shares of Common Stock of an aggregate of $15,171,767 for all accrued interest on the Demand Loan Facility and Interest Differential Payments due through October 31, 1996, as well as the Financing and Guaranty Fee. On November 12, 1996, the Company issued 2,771,098 shares of Common Stock to Cyprus Amax as payment for such obligations.

  As of November 29, 1996, the Company had borrowed $110 million under the Demand Loan Facility. If Cyprus Amax had elected on such date to receive payment for such obligation in shares of Common Stock, Cyprus Amax would have been entitled to receive approximately 18.3 million shares of Common Stock (based on an assumed stock price of $6.00 per share).

REVOLVING CREDIT AGREEMENTS

  The Revolving Loan Agreement, dated April 15, 1994 ("DOCLOC I"), between the Company and Cyprus Amax, provides that the Company can borrow up to $100 million and repay any indebtedness with up to two million shares of the Company's $2.25 Series A Convertible Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"). Such shares of Series A Preferred Stock may be redeemed by the Company for 12,099,213 shares of Common Stock at a price equal to the greater of $5.854 per share or the average closing price per share over a period prior to redemption. Cyprus Amax may acquire at any time up to 12,099,213 shares of Common Stock at a price of $8.265 per share, in which event DOCLOC I would be terminated and any outstanding principal and interest would be deemed repaid. Under the terms of the Fort Knox Financing Arrangement, the Company may not borrow under DOCLOC I without the prior consent of Cyprus Amax.

  In March 1995, the Company and Cyprus Amax entered into a convertible line of credit ("DOCLOC II"), under which the Company borrowed the entire $80 million available. During 1995 Cyprus Amax acquired 14,919,809 shares of Common Stock at $5.362 per share pursuant to DOCLOC II, DOCLOC II was terminated and the outstanding indebtedness was deemed repaid.

STOCK ISSUANCE AGREEMENT

  In September 1995, the Company and Cyprus Amax entered into an Agreement Regarding Stock Issuance pursuant to which, with the agreement of both parties, obligations owing from the Company to Cyprus Amax under existing or future contractual arrangements may be paid in shares of Common Stock, valued at the 30-day average closing price per share prior to the date of payment. Of the 879,500 shares issuable, 128,042 shares were issued to Cyprus Amax as payment for $835,473 due Cyprus Amax under DOCLOC II.

EXPLORATION JOINT VENTURE AGREEMENT

  The Company entered into an Exploration JV Agreement with Cyprus Amax effective January 1, 1994. Under the Exploration JV Agreement, the Company and Cyprus Amax have agreed to pool their efforts for the principal purpose of discovering and developing future gold prospects, with Cyprus Amax providing 75% and the Company providing 25% of the initial exploration funding for such prospects. Properties held by the parties prior to January 1, 1994 (including the Kubaka deposit) are excluded from the joint venture. A subsidiary of Cyprus Amax has been appointed as Manager to manage, direct and control exploration activities. Either party may withdraw upon giving 60 days' notice to the other party. Pursuant to the Exploration JV Agreement, the Company has the first right to acquire any gold property covered by the Exploration JV Agreement, and Cyprus Amax has the first right to acquire properties containing deposits of minerals or precious metals other than gold. The agreement will terminate on January 1, 1998, unless extended by the parties.

SERVICES AGREEMENT

  Pursuant to the terms of the Services Agreement, the Company and Cyprus Amax have agreed to provide a variety of managerial and other services to each other on a full cost-reimbursement basis. The agreement is terminable by the Company or by Cyprus Amax as of the end of any month on 180 days' prior written notice. For the first nine months of 1996, amounts charged to the Company by Cyprus Amax pursuant to the Services Agreement were approximately $2.0 million, including the costs of insurance coverage for the Company, and amounts charged to Cyprus Amax by the Company pursuant to the Services Agreement were approximately $1.3 million reimbursement for the services provided by the Company for the Kubaka Project.

EMPLOYEE TRANSFER AGREEMENT

  Pursuant to the Employee Transfer Agreement, the Company and Cyprus Amax have amended their respective benefit plans to allow employees to transfer from the Company to Cyprus Amax or from Cyprus Amax to the Company with minimal effect on an employee's benefits.

NET OPERATING LOSS AGREEMENT

  Pursuant to the Net Operating Loss Agreement, the Company agreed to allow Cyprus Amax to use the Company's net operating loss generated in 1993 (the "1993 NOL"), which resulted in refunds of taxes paid by Cyprus Amax in prior years, and Cyprus Amax agreed to reimburse the Company at such time that the Company would have received the benefit for the 1993 NOL had the Company elected to carry forward the 1993 NOL.

OTHER AGREEMENTS

  The Company and Cyprus Amax were parties to the Put and Call Agreement under which Cyprus Amax had the right to sell shares of Common Stock to the Company upon exercise of warrants issued in connection with the acquisition of the Fort Knox project in 1992. All warrants expired on January 8, 1996.

  The Company and Cyprus Amax entered into an agreement which gave the Company the option to purchase Cyprus Amax's interest in the Cerro Quema advanced-stage gold exploration prospect in Panama. The Company terminated the agreement in September 1995.

  In July 1994, the Company issued 3,000,000 shares of its Common Stock pursuant to the Stock Purchase Agreement to Cyprus Amax as payment for approximately $20.7 million of indebtedness owed to Cyprus Amax under a promissory note.

                 SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

  As of September 30, 1996, the following table sets forth the amount of all equity securities of the Company and Cyprus Amax that are beneficially owned by each director of the Company, the chief executive officer and each of the four other most highly compensated executive officers of the Company in 1995, and all directors and executive officers of the Company as a group. A person is considered to "beneficially own" any shares (i) over which such person exercises sole or shared voting or investment power or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (e.g., through the exercise of stock options). Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth opposite his or her name.

                                 NUMBER OF SHARES NUMBER OF SHARES OF NUMBER OF SHARES
                                    OF COMPANY     COMPANY SERIES B    OF CYPRUS AMAX
      NAME OF BENEFICIAL OWNER   COMMON STOCK(1)* PREFERRED STOCK(1)    COMMON STOCK
      ------------------------   ---------------- ------------------- ----------------
      Milton H. Ward..........        20,000               --              964,005(2)
      Richard H. Block(3).....        25,000               --                  --
      Allen Born..............        21,287(4)            --               97,609(2)(5)
      Gerald J. Malys.........        13,443(4)            --              187,529(2)(6)
      Rockwell A. Schnabel....        35,441(4)          2,500              18,276(5)
      Vernon F. Taylor, Jr....        24,660(7)          3,000(7)           24,094(8)
      Russell L. Wood.........        14,288(4)            --                  --
      Roger A. Kauffman (9)...        92,315(10)           200                 --
      Deborah J. Friedman.....        21,252               400              26,864(2)
      Mark A. Lettes..........        61,313(10)           --                  --
      Neil Muncaster (9)......        57,555(10)           500               1,003
      All directors and
       executive officers as a
       group (17 persons).....       477,899(11)         7,100           1,355,997

--------
    *All amounts shown are less than one percent of the class.
(1) Each share of Series B Preferred Stock is convertible into 6.061 shares of Common Stock. Shares of Common Stock include shares obtainable upon conversion of the Series B Preferred Stock. Also included in the table above are shares of Common Stock held pursuant to the Company's Employee Thrift Plan and shares of restricted stock granted under the Company's Performance Share Plan.
(2) Includes shares subject to options exercisable within 60 days: 632,294 shares for Mr. Ward; 75,461 shares for Mr. Born; 97,088 shares for Mr. Malys; and 21,700 shares for Ms. Friedman.
(3)  Mr. Block was elected a director of the Company on July 1, 1996.
(4) Includes shares held in the Deferred Compensation Plan for Members of the Board of Directors: 6,649 shares for Mr. Born; 6,943 shares for Mr. Malys; 5,789 shares for Mr. Schnabel; and 9,788 shares for Mr. Wood.
(5) Includes shares held in the Cyprus Amax Non-Employee Director Deferred Compensation Plan.
(6)  Includes 10,000 shares held by Mrs. Malys.
(7) Includes 1,227 shares of Common Stock and 3,000 shares of Series B. Preferred Stock owned by trusts in which Mr. Taylor, as trustee, has investment or voting power.
(8) Includes 12,344 shares of Cyprus Amax common stock obtainable upon conversion of 6,000 shares of $4.00 Series A Convertible Preferred Stock of Cyprus Amax.
(9) Mr. Kauffman and Mr. Muncaster resigned their positions with the Company effective April 1, 1996 and May 1, 1996, respectively.
(10) Includes shares subject to options exercisable within 60 days: 60,000 shares for Mr. Kauffman; 43,000 shares for Mr. Lettes; and 35,000 shares for Mr. Muncaster.
(11) Includes 187,000 shares subject to options exercisable within 60 days and 1,033 shares owned by executive officers who have joined the Company since December 31, 1995.

                              THE KUBAKA PROJECT

  Stockholders are being asked to approve the Acquisition by the Company from Cyprus Amax of all of the common stock of Cyprus Magadan, which indirectly holds an interest in a license to mine the Kubaka Project and to explore and develop the Evenskoye gold and silver deposit, both located in the Magadan Region of Russia.

THE KUBAKA PROJECT

  The Kubaka Project is a development stage, open pit, mill recovery, gold mining project located in the Russian Far East in the Magadan Region, approximately 200 miles south of the Arctic Circle and approximately 600 miles northeast of the major port city of Magadan. Cyprus Magadan holds an indirect 50% interest in the Kubaka Project through its 50% ownership in Omolon Gold Mining Company, a Russian closed joint stock company. The Kubaka Project is being developed under a license from the governments of the Russian Federation and the Magadan Region. The Kubaka Project has proven and probable reserves of approximately 5.5 million tons of ore with an average grade of approximately
0.46 ounces of gold per ton, containing approximately 2.5 million ounces of gold as well as significant silver reserves. Based on the progress of the Kubaka Project to date, substantially all project financing expected to be needed has been arranged or is being negotiated, and construction of facilities and pre-stripping of the mine have been substantially completed. The mill, construction of which has been substantially completed, is planned to process approximately 1,930 tons of ore per day. Based on currently available information, the estimated gold recovery rate is approximately 97%, the estimated cash production costs are approximately $185 to $195 per ounce (including royalties and taxes), and commercial production is scheduled to commence late in the first quarter of 1997.

PROJECT HISTORY

  The first reports on the geological structure and minerals of the region came from geological surveys in 1936 and 1948. The Kubaka deposit was discovered in 1979, and geological surveys and further exploration work on the Kubaka deposit was conducted from 1984 to 1988. Detailed exploration of the ore zone was conducted from 1988 to 1992. Small-scale operations were conducted by Dukat Mining and Processing Combine in a small open pit with a pilot plant process facility in the early 1990's. These operations were discontinued in March 1994.

  Since 1990, Cyprus Amax has been working in the far eastern region of Russia evaluating mining opportunities, mainly in gold, as a supplement to its gold exploration program. Cyprus Amax's initial efforts involved working with the Northeastern Geologic Expedition ("SVG"), the government agency for exploration and geology in Russia's far eastern region. After evaluating many deposits, Cyprus Amax targeted two deposits, Kubaka and Evenskoye.

  In March 1993, bidding was opened for commercial development rights to the mineral resources of the Kubaka and Evenskoye deposits. Omolon, a closed joint-stock company formed under Russian law including several Russian shareholders and Cyprus Magadan, was awarded the bid, and in August 1993, Omolon was granted the License for the right to recover gold and silver from the Kubaka deposit and to explore and recover gold and silver from the Evenskoye deposit.

  The Company became involved in the Kubaka Project in the beginning of 1995. The Company's President and Chief Operating Officer was elected as one of six directors on the Board of Directors of Omolon in April 1995.

CURRENT AND PLANNED OPERATIONS

  The Kubaka Project's remote location in the sub-Arctic region of the Russian Far East requires the Company to plan for operation in extreme cold and provision of all services and facilities on site. Power will be supplied by an on-site diesel-electric generating plant, installation of which was completed in October 1996.

Process water will be supplied from a wellfield and from reclaim water from the tailings water collection pond. Fresh water will be supplied from a wellfield located adjacent to the Kubaka River. Two wells are operating currently and a third well should be developed by year-end 1996. All equipment, supplies and personnel must be transported to the site by air or winter road. There is a helipad at the site and an unpaved, 600-meter air strip on neighboring property three miles from the site suitable for small aircraft. During four months of the year, the site usually is accessible also by a 235-mile winter road. The Company plans to transport the majority of the project's annual requirements for materials, equipment and supplies by truck on the winter road. In addition, helicopters commonly are used for these purposes in this part of the Russian Federation, and the Company plans to rely on helicopters to transport personnel to the Kubaka Project and, when the winter road is not available, to transport supplies.

  Construction activities began in earnest at the Kubaka site in January 1995 with the mobilization and construction of a permanent camp and temporary fuel storage facilities. Engineering of the project is approximately 99% complete and construction is approximately 95% complete. To date, the camp, the sewage treatment plant, most site roads, the tailings water dam and the fuel tank farm are completed. Construction of the spillway and the internal tailings dikes are scheduled to be completed by year end 1996. The satellite communications system is completed and will commence operation when all permits are in hand. Winterizing of facilities and equipment has been completed. All of the equipment required to commence operations, including the mining fleet, has been delivered to the site. The principal supplies necessary for the project are diesel fuel, cement, reagents, grinding media, equipment parts, explosives and food.

  Construction management and facilities engineering of the Kubaka Project are being conducted by Davy International of Toronto, and construction is being conducted by the Company in conjunction with local contractors. In locations such as Kubaka where permafrost exists, additional steps must be taken to assure proper construction.

  Mining is planned to be conducted by open pit methods using 50-ton trucks. The average stripping ratio is expected to be approximately 10.8 tons of waste to 1.0 ton of ore. The average distance for ore haulage from the pit to the mill stockpile is anticipated to be approximately 1.6 miles. The ore is planned to be processed in a mill with a capacity of approximately 1,930 tons per day. An ore grinding circuit is followed by a cyanide leach circuit using carbon in pulp. With a fine grind of the ore, the Company estimates a gold recovery rate of approximately 97%.

  Once construction is complete, the Kubaka Project is planned to operate with approximately 350 employees, who will rotate on a six weeks on and two weeks off schedule. The mine currently is expected to operate approximately 330 days per year on two 12-hour shifts per day, with a 35-day maintenance period.

  Construction delays and cost increases have occurred at the Kubaka Project and no assurance can be given that additional unanticipated costs or delays will not be encountered in the construction or operation of the project. See "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE."

GEOLOGY

  The topographic relief of the Kubaka site is mountainous, with permafrost at least 350 feet deep. The geology in the area consists primarily of volcanic Paleozoic rocks resting on a Precambrian crystalline basement. Gold occurs in the volcanic rocks as disseminated grains of electrum usually concentrated near bands of adularia and quartz in three major veins occupying faults, with numerous subsidiary veins. Ore samples show extremely low presence of sulfides.

EVENSKOYE DEPOSIT

  Omolon also has the right under the License to explore and, subsequently, to develop the Evenskoye deposit, a vein deposit located approximately 180 miles south of the Kubaka Project. The Evenskoye deposit has been explored in the past with two levels of underground drifts, as well as numerous drill holes. Closer spaced drilling and additional metallurgical work, as well as economic feasibility studies will need to be completed in order to establish the Evenskoye deposit as a proven and probable reserve. Omolon must complete exploration activities, a feasibility study and its assessment of the reserves for the Evenskoye deposit prior to December 31, 1998. See "--License for the Right to Use the Subsurface."

ORE RESERVES

  The following table sets forth the Company's share of the proven/probable ore reserves for the Kubaka Project. Ore reserves for the Kubaka Project have been prepared by the Company based on data obtained from the government of the Russian Federation, which was revised and analyzed by Cyprus Amax with assistance from Kilborn Engineering Pacific, Ltd., a geostatistical model completed by the Company in April 1996 and reviewed by Mine Reserve Associates, Inc., together with other information. These reserves were calculated using a cutoff grade of 0.06 ounce per ton of ore.

                        PROVEN/PROBABLE ORE RESERVES(1)

           AVERAGE GOLD CONTAINED   THE COMPANY'S    AVERAGE SILVER CONTAINED   THE COMPANY'S
   ORE      ORE GRADE    OUNCES   SHARE OF CONTAINED   ORE GRADE    OUNCES OF SHARE OF CONTAINED
  TONS     (OZ PER TON)  OF GOLD    OUNCES OF GOLD    (OZ PER TON)   SILVER    OUNCES OF SILVER
---------  ------------ --------- ------------------ -------------- --------- ------------------
5,473,201      0.46     2,506,253     1,253,127           0.52      2,843,121     1,421,561

--------
(1) Proven and probable reserves are that part of a mineral deposit that can be extracted or produced economically and legally at the time of reserve determination and customarily are stated in terms of ore when dealing with metals. Reserves represent in-place grades and do not reflect losses in the recovery process; the expected average mill recovery rate is approximately 97%.

MINERAL DEPOSITS

  In addition to the proven and probable ore reserves at Kubaka, there are additional mineral deposits at the Evenskoye property.

                              MINERAL DEPOSITS(1)

                               AVERAGE GOLD GRADE               AVERAGE SILVER GRADE
               TONS               (OZ PER TON)                      (OZ PER TON)
               ----            ------------------               --------------------
             2,361,105                0.30                              8.90

--------
(1) A mineral deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling which support a sufficient tonnage and average grade of metal(s) under standards established by the Securities and Exchange Commission. A mineral deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recovery rates and other factors necessary to conclude economic viability, is concluded.

THE LEGAL REGIME FOR GOLD MINING IN RUSSIA

  The legal regime applicable to the mining of gold in Russia is in a period of development and transition. The basic law regulating the exploitation of natural resources, including gold, currently is the Law "On the Subsurface" No. 2395-1, dated February 21, 1992 and amended on March 3, 1995 (as amended, the "Law on the Subsurface"). The Law on the Subsurface provides that subsurface natural resources may be exploited only in accordance with the terms of a validly issued license from the Committee for Geology and Use of the Subsoil ("Roskomnedra") or one of its regional offices. In August 1996, the functions of Roskomnedra were transferred to the Ministry of Natural Resources; however, this Consent Solicitation Statement will continue to reference Roskomnedra.

  Under governmental decree, only Russian citizens and Russian legal entities (such as Omolon) are entitled to extract gold. Authority for matters relating to on-shore gold reserves falls jointly within the jurisdictions of the Federal Government, governments of administrative subdivisions of the Russian Federation (such as autonomous regions) and, to a limited extent, local self-governing bodies (such as regions). Various drafts of legislation pertaining to mineral development as well as the gold industry, including a new Law on Precious Metals and Precious Stones, are currently under consideration and may be enacted at some future date. Omolon has been advised by counsel that its rights and properties currently are being held and operated in material compliance with existing Russian law.

  A license may not be assigned by the licensee except in the following situations: (i) a change in the organizational and legal status of the licensee; (ii) the transformation of the licensee into another enterprise by incorporation or merger, provided that the original licensee has a stake of more than 50% in the new enterprise; and (iii) the division of the licensee into different enterprises, provided it continues operations under the terms of the license. Any such assignment of a license requires its renewal, but its terms are not be subject to revision. Although the parties do not view these assignment provisions as applicable to the sale of the shares of Cyprus Magadan to the Company, Omolon may seek the written acknowledgement from the appropriate authorities of the transfer of the shares of Cyprus Magadan to the Company.

  The License and Russian legislation provide that the License may be terminated: (i) for breach of the license; (ii) for certain health or safety reasons; (iii) in certain emergency situations; or (iv) upon the liquidation of the licensee. The Law on the Subsurface defines the procedure for the early termination of a subsurface license. The licensee is entitled to written notice of termination and has the right to appeal any termination to a Russian court. In certain circumstances, the licensee has a period in which to cure the reasons for the termination.

LICENSE FOR THE RIGHT TO USE THE SUBSURFACE

  On August 10, 1993, the Magadan Regional Soviet of People's Deputies (the "Magadan Regional Soviet") and Roskomnedra (together with the Magadan Regional Soviet, the "Subsurface Owner") granted Omolon a License for the Right to Use the Subsurface (as amended, the "License"). The License grants Omolon the rights to both the commercial development of the Kubaka deposit and the exploration and subsequent development of the Evenskoye deposit, subject to additional terms set forth in an agreement with the Subsurface Owner. The License is for a period of 18 years, subject to extension for up to an additional two years. The License limits the ownership interest of a foreign party (Cyprus Magadan) to a maximum of 50%.

  The License requires that production at the Kubaka Project commence in the first quarter of 1997 (unless certain force-majeure events occur). Omolon must achieve gold production of approximately 295,780 ounces of gold per year and a gold recovery factor of at least 96.3% for the Kubaka Project or be assessed a penalty based on the shortfall in production or the recovery rate. Based on currently available information, Omolon anticipates satisfying these requirements. Under the terms of the License, Omolon is not liable for the prior environmental condition of the property. See "--Royalties, Taxes and Other Government Payments."

  The License has a number of additional requirements. At least 90% of the employees working on the project must be Russian and 70% of the employees must be residents of the Magadan Region. Within one month after commencement of construction of the enterprise, Omolon must establish a charity fund of $1 million and supplement it annually. Additionally, Omolon must set up a satellite communication system and make ten subscriber lines available to the Magadan Region. Omolon also is required to install all-weather navigation equipment at the Evensk airport. These requirements have been incorporated in the Kubaka Project's capital and operating cash projections.

  With respect to the Evenskoye deposit, Omolon must complete exploration activities, a feasibility study and its assessment of the reserves prior to December 31, 1998, or the License may be terminated. See "--The Legal Regime for Gold Mining in Russia." Subsequently, Roskomnedra and Omolon are required to agree on the amount of reserves at Evenskoye that should be developed commercially. If they cannot reach an agreement, Roskomnedra and Omolon are required to have an international expert assess the project. If Omolon rejects the expert assessment and decides not to develop the Evenskoye deposit and another party is willing to develop it on the same terms, Omolon, in order to maintain its rights under the License to mine the Kubaka Project, must: (i) transfer to the Subsurface Owner without compensation the Evenskoye deposit and either an ore concentrating mill or $1.0 million; and (ii) transfer $8 million to the new subsurface user of the Evenskoye field, which amount will be repaid from the new operations at Evenskoye.

ENVIRONMENTAL REGULATIONS

  Environmental law in Russia is continuing to develop. Many environmental laws have been passed since 1991, but enforcement procedures are not well established. Currently, the basic law regulating the environment is the Law "On the Protection of the Natural Environment" (as amended, the "Law on Environmental Protection"), which imposes a variety of civil liabilities on enterprises operating in Russia which unlawfully damage the environment. Environmental actions may be commenced by any Russian citizen or entity without the need to show personal damages.

  The Law on Environmental Protection and other environmental legislation are implemented by the Ministry of Environmental Protection and Natural Resources of the Russian Federation (the "Ministry of Environmental Protection"). Commencement of work may begin only after the Ministry of Environmental Protection has made a positive evaluation of the potential environmental impact of the project. The Ministry of Environmental Protection and its local agencies have formed expert commissions to conduct a review of feasibility studies prepared by a project's sponsor. The Kubaka Project received a positive evaluation of its potential environmental impact from expert commissions at both the federal and regional level, and the Ministry of Environmental Protection subsequently issued the necessary environmental approvals for the Kubaka Project. See "--Project Permits and Approvals." The Company believes that the Kubaka Project is operating, and is planned to be operated, in substantial compliance with applicable Russian environmental legislation.

PROJECT PERMITS AND APPROVALS

  Environmental Approvals. The feasibility study for the Kubaka Project received final approval from the Magadan Oblast Committee for Environmental Protection and Natural Resources (the "Magadan Committee") in October 1994. This key approval, a prerequisite for subsequent permits, covers the proposed methods of tailings disposal, discharges to water and air, use of the land and construction and operation of the facilities. Changes that do not alter the level or type of environmental impact agreed upon are acceptable changes within the scope of the approval; however, more significant changes require a full reexamination by the Magadan Committee. The approval from the Magadan Committee is subject to approval at the Federal level. Such approval was received on April 21, 1995 from the Ministry of Environmental Protection. (Pursuant to Presidential Decree No. 1177, dated August 14, 1996, the Ministry of Environmental Protection was replaced by the State Committee on the Protection of the Environment; however this Consent Solicitation Statement will continue to refer to the Ministry of Environmental Protection.) Under the terms of the License, Omolon is not liable for the prior environmental condition of the property.

  Mine Permitting. Omolon obtained a license from the Federal Mining and Industry Inspectorate ("Gosgorteknadzor") in Moscow in April 1995, which authorizes mining operations at the Kubaka Project pursuant to the mine plan as submitted. Omolon may seek amendments to the license to reflect changes in the mine design made since April 1995. The Company believes that amendments, if any, will not require substantial negotiation. Omolon also plans to apply at the appropriate times for additional permits that routinely are issued in the course of operating a mine.

  Other Permits and Approvals. Additional permits and approvals are required for certain land use, water use and discharges to the air and are expected to be obtained with acceptable conditions in the ordinary course as the Kubaka Project proceeds.

OMOLON AND PROJECT OWNERSHIP

  Cyprus Magadan owns a 50% interest in the Omolon Gold Mining Company, which holds a license to develop the Kubaka Project and to explore and develop the nearby Evenskoye gold and silver deposit. The other 50% interest in Omolon is owned by five Russian shareholders as follows: (i) the Association of the Native Peoples of the Severo-Evensk District, a benevolent foundation (the "Association"), with a 6.6% ownership interest, (ii) Geometal, a private limited liability company involved in small and medium-size gold mining activities in the Magadan Region ("Geometal"), with an approximately 27.9% ownership interest, (iii) Dukat Mining and Processing Combine, the largest silver mining company in the Magadan Region, which is held primarily by the Russian Government and which is currently proposed to be privatized ("Dukat"), with an approximately 2.8% ownership interest, (iv) Magadan Gold/Silver Company, a small, private precious metal mining and sales company ("MGSC"), with a 6.6% ownership interest, and (v) Rossiisky Kredit Commercial Bank ("Rossiisky Kredit"), with a 6.0% ownership interest (collectively, the "Russian Shareholders"). Percentage ownership reflects the percentage of capital contributions made by each shareholder to Omolon (all of which were made in cash in all cases other than plant and equipment from Dukat valued at $1.5 million).

  Omolon was formed under the laws of the Russian Federation as a closed joint stock company and has a current authorized capital of 388.48 billion roubles ($80 million) from Cyprus Magadan and the Russian Shareholders. Each shareholder must contribute pro rata to its ownership interest to meet additional capital requirements of Omolon or such shareholder's interest will be adjusted proportionately; however, no shareholder's interest may be increased to greater than 50%.

  The obligations of Cyprus Magadan as the "Foreign Party" under the Amended and Restated Charter (the "Charter") include assisting in obtaining modern equipment, obtaining financing for the Kubaka Project, providing management and technical services pursuant to the Management Agreement (defined below) and cooperating with the preparation and submission of all tender documents, including a feasibility study.

  Management decisions are made at the General Meeting of Shareholders, although management of the Kubaka Project has been delegated to the Foreign Party pursuant to the Management Agreement. Between General Meetings of Shareholders, the Board of Directors of Omolon (the "Omolon Board") manages the affairs of the company. The Omolon Board is composed of seven directors-- three nominated by the Russian Shareholders and four nominated by the Foreign Party prior to repayment by Omolon of the Project Loans or, if later, the date the Cyprus Amax Guaranty is released or Omolon repays Cyprus Amax amounts paid under the guaranty) (the "Financing Period"); after the Financing Period the Omolon Board of Directors shall consist of six members, with three nominated by the Russian Shareholders and three nominated by the Foreign Party. The Management Operating Committee, which is subordinate to the Omolon Board, handles the day-to-day operations and implements the decisions of the Omolon Board. Members of the Management Operating Committee are appointed by the Omolon Board. The General Manager is the chief executive officer of Omolon and the chairman of the Management Operating Committee. During the Financing Period, the General Manager is the nominee of the Foreign Party, and after such period, the power to nominate the General Manager alternates annually between the Foreign Party and the Russian shareholders. A special environmental committee, composed of two nominees of the Foreign Party and one nominee of the Russian shareholders has the tie-breaking vote on the Omolon Board with respect to reclamation and environmental matters at all times. Finally, the Auditing Commission, elected at the General Meeting of Shareholders, exercises control over the financial and business activities of Omolon and conducts the internal audits of Omolon.

  Pursuant to the Charter, Omolon will distribute as dividends 80% of its after tax profits less reserve funds. However, the Project Loan Agreements prohibit Omolon from making distributions to its shareholders (other than the management fees and repayment of amounts borrowed from or guaranteed by a shareholder for working capital for Omolon) until and unless certain financial ratios are met. See "--Project Financing."

  Transfer of a shareholder's interest in Omolon is restricted. In the event a shareholder wants to transfer its interest, the other shareholders have a right of first refusal. If there is a change in control (as defined in the

Charter) of a Russian Shareholder, the other shareholders have an opportunity to purchase the interest of the changed entity.

  If there is a change in Russian or other law that is more favorable to the Foreign Party, the Foreign Party and Omolon can take advantage of the benefit of such change. If there is a change in Russian or other law that is adverse, the shareholders must compensate the Foreign Party or the Foreign Party can refer the issue to an expert for resolution or terminate the Charter.

  Each of the shareholders has agreed not to compete with the business or business prospects of Omolon. Each of the Russian Shareholders has agreed that in the event it or its affiliate is presented a business opportunity with respect to the exploration, development or mining of any mineral deposit located in the Magadan Region, such Russian Shareholder will grant the Foreign Party an option to participate in such business opportunity. Conversely, the Foreign Party has agreed that in the event it or its affiliate is awarded or presented a business opportunity with respect to the exploration, development or mining of any mineral deposit located in the Magadan Region, the Foreign Party will grant to at least one of the Russian Shareholders (chosen in the sole discretion of the Foreign Party) the option to participate in such business opportunity.

  The Russian Shareholders and the Foreign Party each may terminate the Charter, upon 30-days written notice, if any of the following occur: (i) a breach by the other party of the Charter or the Management Agreement; (ii) an event of force majeure lasting more than 180 days during which the objectives of the Charter and Omolon are impaired substantially; (iii) it becomes impossible for Omolon to carry on business consistent with its objectives and the shareholders cannot agree on a course of action; and (iv) a competent authority terminates or liquidates Omolon. The Russian Shareholders may terminate upon 30-days written notice if the Foreign Party becomes bankrupt or liquidates or the Russian Shareholders elect not to take the offer of the Foreign Party to purchase the Foreign Party's interest. The Foreign Party may terminate upon 30-days written notice if (i) a Russian Shareholder becomes bankrupt or liquidates; (ii) the Foreign Party effectively is excluded from the management of Omolon (for example, as a result of nationalization); (iii) Omolon fails for a period of six months after the first dore is poured by Omolon to obtain the required foreign exchange for operating costs, debt service and dividends; (iv) the shareholders fail to agree on an adjustment of the economic benefits of the Foreign Party to compensate for an adverse change in applicable law; or (v) there is a change of control of the Russian Shareholders. The Charter is governed by Russian law and provides for resolution of disputes by arbitration in Stockholm, Sweden.

  Management Agreement. Pursuant to a Management Agreement, effective as of April 13, 1995 (the "Management Agreement"), between Cyprus Magadan and Omolon, Cyprus Magadan has agreed to manage, supervise and control exploration, development and mining operations. Cyprus Magadan will receive cost reimbursements and management fees equal to 4% of the gross sales from the Kubaka Project and at least 2% of the gross sales from the Evenskoye deposit. Pursuant to the terms of the Project Loan Agreements, Cyprus Magadan will not be paid any management fee prior to the later of the project completion date and December 15, 1997, if an event of default or potential event of default has occurred and is continuing or if Cyprus Magadan has notified the Project Lenders, pursuant to the Cyprus Magadan Guaranties, that a political event has commenced. In addition, the Project Loan Agreements state that management fee payments may be made by Omolon to Cyprus Magadan only after payments for certain non-rouble operating costs, Project Loan payments and certain transfers to the Cash Collateral Account. See "--Project Financing." Payments to Cyprus Magadan under the Management Agreement are payable before shareholder distributions.

  The Management Agreement expressly limits Cyprus Magadan's liability. Omolon will indemnify Cyprus Magadan for any loss suffered in the performance of its duties, except for any loss arising from the bad faith, willful misconduct or gross negligence of Cyprus Magadan's officers, agents or employees, for which Cyprus Magadan will indemnify Omolon. The Management Agreement remains in effect until the expiration of the License, unless terminated earlier by the Omolon Board in accordance with the Charter. The Management Agreement is governed by New York law and provides for resolution of disputes by arbitration in Stockholm, Sweden.

  Reclamation Agreement. Pursuant to the Reclamation Agreement, dated as of August 10, 1995 (the "Reclamation Agreement"), among Omolon, Cyprus Amax, Cyprus Magadan and each of the Russian Shareholders, each of the shareholders of Omolon agreed to make annual payments for the three years prior to cessation of activities at the Kubaka Project into the Omolon reclamation fund (which is a requirement of the License and of Russian environmental law) to cover reclamation costs in the event that Omolon has insufficient funds. Reclamation costs for the Kubaka Project are estimated to be approximately $5.0 to $7.0 million. The Reclamation Agreement is governed by New York law.

ROYALTIES, TAXES AND OTHER GOVERNMENT PAYMENTS

 Royalties

  Under the current license, Omolon must make royalty payments equal to a percentage of the total value of the gold produced, starting at 4% and increasing by 1% for each $10 by which the market price of gold exceeds $375 per ounce, up to a maximum of 10% of the total value when the market price of gold is at or above $435 per ounce. Government Decree No. 1007, dated August 26, 1996, reduces the royalty rate for gold to a range of 2% to 4%, and instructs the appropriate governmental agency to renegotiate royalty rates with existing license holders within this range by the end of 1996. Based on recent communications with regulators, the Company anticipates that Omolon's royalty rate will be reduced.

  Omolon also must pay to the Mineral Resource Base Replacement Fund a mineral restoration tax of 7.8% of gold sales (the "Mineral Restoration Tax"). The Mineral Restoration Tax due may be reduced by certain geological and geophysical expenditures incurred during the year and preapproved by the regional branch of the Russian Federation Committee for Geology and Use of Mineral Resources. Omolon expects, with the consent of the Project Lenders, to benefit from this provision as a result of exploration costs incurred concurrently with production from the Kubaka Project.

 Taxes

  The Russian taxation system is new, rapidly evolving and subject to frequent change. The following is a summary of the major taxes currently impacting the operations of Omolon in the Russian Federation. Assuming production at the currently planned levels and no change in the tax law, it is estimated that Omolon will have an annual average Russian tax liability of approximately $20 million (excluding royalties).

  Profits Tax. A profits tax is assessed on the taxable profits of an enterprise as determined under Russian tax and accounting rules. At present, the federal profits tax is 13% and regional authorities have imposed additional taxes on business profits of 22%, for a total profits tax rate for 1995 of 35%.

  Value-Added Tax (VAT). VAT is an indirect tax payable on the purchase of most goods and services and on the importation of goods, generally at the rate of 20%. Import VAT is calculated on the customs value of imported goods plus any import duties and excises which apply. An exemption from import VAT (not from import duty) is available for imported assets which qualify as listed "technological equipment." Omolon has a specific ruling from the Customs Committee extending this relief to certain mining equipment. However, it is possible that this relief will be removed in the near future. If this were to occur, the import VAT exemption might only be available for Omolon in respect of fixed assets used in production that are imported as a contribution to capital.

  A "reverse charge" VAT was introduced into the law in April 1995. A Russian company (i.e. Omolon) must withhold VAT at the effective rate of 16.67% from payments for a broad range of services, including engineering, construction and installation services provided by foreign legal entities not registered in the Russian Federation.

  Omolon will be required to pay VAT to businesses that supply it with goods and services in Russia. A federal law dated April 1, 1996 introduced changes to VAT that will enable gold-mining companies to claim input credit for VAT paid on certain expenses included in the cost of metals sold, as well as on purchases of fixed assets.

  Labor Taxes. Businesses are obligated to make compulsory social payments, including payments to the State Pension Fund, Employment Fund, Social Insurance Fund and Medical Insurance Fund, based on payroll costs. The total labor tax burden in the Magadan region currently is 41% of gross salaries.

  Withholding Tax. Current legislation requires Russian companies to withhold 15% of dividends paid (including dividends to non-Russian shareholders) and 15% of interest payable to non-Russian creditors, as well as 20% of most other payments to unregistered foreign legal entities. However, the current U.S./Russia Tax Treaty stipulates a withholding tax rate of 15% on dividends and 0% on interest, but reduces to 5% the withholding tax rate on dividends paid from a Russian company to a U.S. shareholder which is the beneficial owner of at least 10% of the voting stock. Interest paid on the Project Loans is exempt from withholding tax.

  Other Taxes. Other regional and local taxes may be imposed, but these are normally much less significant than those discussed above. For example, mortgages and certain other pledges of property to secure debt must be registered to be valid and a state duty of 1.5% of the value of the contract must be paid upon such registration. Under the Project Loan Agreements, Omolon is not obligated to expend in excess of $1.425 million (including registration duty) in connection with certain registrations.

 Other Government Payments

  The License requires Omolon to produce an annual average of 9,200 kg (approximately 295,780 ounces) of gold at the Kubaka Project in 1999 and subsequent years. If Omolon fails to produce at least 295,780 ounces, Omolon will be required to make a penalty payment equal to the value of gold per ounce times 20% of the royalty and Mineral Restoration Tax that would have been payable on the difference between 295,780 ounces and the actual output. During the first through fourth years of production when the penalty applies, the maximum penalty is $4 million per year. During the fifth through ninth years of production when the penalty applies, the maximum annual penalty is $5 million if output falls below 295,780 ounces but above 75% of 295,780 ounces and $6.5 million if output falls below 75% of 295,780 ounces. In addition, Omolon must achieve a gold recovery factor of at least 96.3% for the Kubaka Project or be assessed a penalty (on the same basis as the penalty for failure to meet required production) based on the shortfall in the recovery rate. Based on currently available information, Omolon anticipates satisfying these requirements without making penalty payments.

PROJECT FINANCING

  Based on progress to date, the total capital costs of the Kubaka Project are estimated to be approximately $228 million. The shareholders of Omolon have contributed a total of $80 million (with each of Cyprus Magadan and the Russian shareholders contributing $40 million) of the required capital. An additional $6 million of equity capital will be provided by Cyprus Magadan and the Russian Shareholders in equal contributions (with Cyprus Magadan permitted to make all or part of its contribution in kind). Of the remaining $142 million of financing required to complete the Kubaka Project, Omolon has borrowed $100 million from EBRD and OPIC under the terms of the Project Loan Agreements, and the terms of an additional $30 million of borrowing are currently being negotiated ($15 million each from EBRD and OPIC).

  Omolon also has arranged a Subordinated Loan for $14 million to finance completion of the project, which debt also will be guaranteed by Cyprus Amax. The Company has agreed to reimburse Cyprus Amax for any payments it makes pursuant to such guaranty. In addition, Omolon is considering a Working Capital Line of Credit of as much as $20 million to finance the purchase of operating supplies for 1997 and transportation of such supplies over the winter ice road. See "THE ACQUISITION AGREEMENT--Assumption of Obligations and Indemnification."

  If any of these financing arrangements were not completed or were unavailable, the Company would not be obligated to close the Acquisition. However, if Omolon, with the assistance of Cyprus Amax and the Russian Shareholders, were able to obtain acceptable alternative financing, the Company likely would complete the Acquisition. Any new financing arrangement would require the consent of the Project Lenders or payment of the Project Loans and may require a license from the Central Bank of the Russian Federation. There can be no assurance that alternative financing would be available on acceptable terms, if at all.

 Project Loan Agreements

  Pursuant to the Project Loan Agreements, the Project Lenders have provided $100 million in financing for the Kubaka Project in two tranches: (i) Tranche 1 totaling $90 million, with OPIC providing $47.5 million and EBRD providing $42.5 million; and (ii) Tranche 2 totaling $10 million, with each Project Lender providing $5 million. The Project Loan Agreements are governed by New York law and provide for resolution of disputes by arbitration in London, New York or Washington, D.C.

  Interest Rate. The interest rate for Tranche 1 and Tranche 2 is typical for financings of the type obtained by Omolon. The rate under the EBRD Loan Agreement is based on the six month LIBOR and under the OPIC Loan Agreement is based on the U.S. 90-day Treasury Bill rate. The interest rates increase slightly once completion has been achieved and the loan becomes nonrecourse. Additional interest on Tranche 2 will apply based on the amount of the cash generated from the Kubaka Project. The Project Loan Agreements provide a default interest rate for any overdue amount. Additionally, Omolon will pay a commitment charge at the rate of 0.5% per year on that portion of any loan not cancelled or disbursed.

  Repayment and Prepayment. Tranche 1 is scheduled to be repaid in eight equal semi-annual installments beginning December 15, 1997 and ending June 15, 2001. Amendments to the Project Loans may increase the number of installment payments to nine, with the last payment due on December 15, 2001. See "-- Amendments to Project Loan Agreements." Tranche 2 is scheduled to be repaid in full in a single installment in the amount of $10 million on December 15, 2001. Voluntary prepayment is permitted in amounts not less than $1 million. Tranche 2 may only be prepaid voluntarily in full. Omolon may not repay Tranche 2 unless Tranche 1 has been repaid. In the case of prepayment of Tranche 2, a prepayment charge based on the date of prepayment will be assessed ranging from 44% of the principal amount of Tranche 2 if prepayment occurs on or prior to December 1997, declining to 7% if prepayment occurs on or prior to June 2001.

  Affirmative Covenants. The Project Loan Agreements require that Omolon agree to certain affirmative covenants and other covenants including project implementation and the continuance of government and other approvals, project operation in accordance with international practices and a defined list of environmental standards and submission of the development plan for the approval of the Project Lenders. Omolon also must maintain a Retrospective Debt Service Coverage Ratio (defined as gross revenues payable in currencies other than roubles during a certain interest period divided by the sum of all principal and interest due and payable in respect of the Tranche 1 loans at the end of such interest period) for the preceding interest period of not less than 1.25 and a Loan Life Debt Service Coverage Ratio (defined as (a) the net present value of all future net income divided by (b) the aggregate outstanding principal amount of the Tranche 1 loans less the cash collateral amount) of not less than 1.25. Omolon has indemnified the Project Lenders and their officers, directors and agents.

  Negative Covenants. In addition to certain customary negative covenants, the Project Loan Agreements require that Omolon agree to the following: (i) dividends may not be declared or paid until and unless certain financial covenants are met and no event of default has occurred or is likely to occur;
(ii) no capital expenditures may be incurred other than for the Kubaka Project in an aggregate amount in excess of $500,000 million in any year; (iii) no leases (in excess of $250,000 per year) may be obtained, no liens may be granted and no additional indebtedness may be incurred except as permitted;
(iv) Omolon may not engage in hedging activity without the prior written consent of the Project Lenders; (v) no loans or advances in excess of $8 million may be made;

(vi) no changes to the business, capital or the charter documents of Omolon may be made; and (vii) no long term debt other than under the construction contract with Davy International may be prepaid. Dividends may be paid only on an interest payment date after giving not less than 45 days notice, and dividend payments in currencies other than roubles may be paid only after certain other priorities have been met.

  Events of Default. The Project Loan Agreements contain standard events of default in addition to the following events of default: (i) the failure of the Project Completion Date to occur within eighteen months of physical completion of construction of the Project, (ii) nationalization or expropriation of any substantial part of the property or other assets of Omolon; (iii) a default with respect to any indebtedness of Cyprus Amax in excess of $20 million or any indebtedness of Omolon or Cyprus Magadan; (iv) a final judgment or order for the payment of money in excess of $2 million rendered against Omolon; (v) assignment to Cyprus Amax by Standard & Poor's of a credit rating below BB- at any time when any amounts are guaranteed by Cyprus Magadan or the failure of Cyprus Amax at any time to own indirectly 50% of the shares of Omolon; (vi) an environmental default; (vii) project costs exceed by more than $10 million the amount set forth in the Project Loan Agreements and the shareholders of Omolon have not provided cash contributions or subordinated loans within 60 days to cover 50% of the excess; and (viii) a bank account default. Principal and interest will be accelerated automatically if Omolon voluntarily or involuntarily becomes dissolved, bankrupt or insolvent.

  Amendments to Project Loan Agreements. Omolon is currently negotiating amendments to the Project Loan Agreements providing for an additional $30 million and permission for Omolon to obtain a Working Capital Line of Credit and the Subordinated Loan. The amendments would require that Tranche 1 (which would total $112.5 million) be repaid in nine equal semi-annual installments and would require that Tranche 2 (which would total $17.5 million) be repaid in a single installment. These amendments also entitle the Project Lenders to declare a default if (i) the Project Completion Date fails to occur within two years of physical completion of construction of the Project or (ii) project costs exceed $230 million and the shareholders of Omolon have not provided cash contributions or subordinated loans within 60 days to cover the full amount of the excess. Disbursement under these amendments would require satisfaction of certain conditions, including the following: (i) Omolon has borrowed the full amount of the Subordinated Loan; (ii) the Russian shareholders have contributed an additional $3 million (or the equivalent in roubles) of equity capital in cash to Omolon; (iii) Cyprus Magadan has committed to contribute at a later date an additional $3 million (or the equivalent in roubles) of equity capital either in cash or in kind to Omolon;
(iv) project costs necessary to achieve physical completion of the Kubaka Project do not exceed $230 million, unless the shareholders of Omolon provide additional financing; and (v) execution and delivery of corresponding amendments to guaranties, support agreements and security documents. The terms of these amendments have been substantially agreed upon by the Project Lenders, and the Company expects that these amendments will be signed once the required licenses from the Central Bank of the Russian Federation are obtained.

  If these amendments are not executed and delivered, then the Project Lenders would be entitled to declare a default (see "Events of Default" above) and to accelerate the Project Loans and exercise their remedies against the security for the Project Loan Agreements (see "Security for Loan Agreements" below). However, consummation of the Acquisition is subject to the condition that these amendments be executed and delivered and that the conditions to the additional financing be satisfied. In the event these conditions are not met, the Company would not be required to close the Acquisition, but if acceptable alternative financing were arranged, the Company likely would complete the Acquisition. Any new financing arrangement would require the consent of the Project Lenders or payment of the Project Loans and may require a license from the Central Bank of the Russian Federation. There can be no assurance that alternative financing would be available.

 Security for Loan Agreements.

  The Project Loans are secured in favor of the Project Lenders by the following guaranties, project support agreements and pledge agreements (which security is to be shared among EBRD and OPIC pursuant to a security sharing agreement).

  Cyprus Magadan Guaranty. Pursuant to the Cyprus Magadan Guaranty between Cyprus Magadan and the Project Lenders, Cyprus Magadan guarantees the full and prompt payment of all amounts payable by Omolon pursuant to the Project Loan Agreements and any other agreement to which Omolon and either or both Project

Lenders are parties. The Cyprus Magadan Guaranty terminates (i) in full on the project completion date, but only if the Loan Life Debt Service Coverage Ratio is greater than or equal to 1.4; (ii) in full if upon any guaranty reduction date after the project completion date, the Adjusted Guaranteed Principal Amount (defined as the aggregate outstanding principal amount of the Tranche 1 loans less the cash collateral amount less 71% of the net present value of all future net income) is zero or less; and (iii) upon a determination that a Qualified Political Event (political violence, expropriation or both) has occurred, subject to the tender by Cyprus Amax of all of its rights to the Kubaka Project and to compliance with certain conditions and procedures set forth in the guaranty. As a condition to the Project Lenders providing an additional $30 million of financing under the Project Loan Agreements, the Project Lenders may require that termination of the Cyprus Magadan Guaranty may not occur on the project completion date unless at least $25 million of the principal of the Project Loans has been repaid. The Cyprus Magadan Guaranty is governed by New York law. See "THE KUBAKA PROJECT--Project Financing" and "THE ACQUISITION AGREEMENT--Assumption of Obligations and Indemnification."

  Cyprus Amax Guaranty. Pursuant to the Cyprus Amax Guaranty between Cyprus Amax and the Project Lenders, Cyprus Amax guarantees all amounts payable by Cyprus Magadan to the Project Lenders (or either of them) pursuant to the Cyprus Magadan Guaranty and each other agreement to which Cyprus Magadan and either Project Lender or both Project Lenders are parties; provided, however, that Cyprus Amax will not be liable for Cyprus Magadan's obligations under the Cyprus Amax Support Agreement to provide Omolon with sufficient funds to enable Omolon (i) to fulfill certain obligations under the License with respect to the Evenskoye deposit in the event Omolon elects not to develop that deposit and such election would result in the termination of the License and a default under the Project Loan Agreements and (ii) to take any action necessary in connection with any release or threatened release of any hazardous materials at any site or facility owned, operated or leased by Omolon, which was related to the negligence or willful misconduct of either Cyprus Magadan or Cyprus Amax, or in connection with Cyprus Magadan's obligations under the Reclamation Agreement, except as otherwise provided therein. The Cyprus Amax Guaranty is governed by New York law. Additionally, the Company expects that Cyprus Amax will guaranty the $14 million Subordinated Loan that Omolon currently is seeking to arrange. The Company has agreed to reimburse Cyprus Amax for any payments it makes pursuant to such guaranty. See "THE ACQUISITION AGREEMENT--Assumptions of Obligations and Indemnification."

  Project Support Agreement. The Project Loans are supported by the Support Agreement, dated as of August 30, 1995, among Omolon, Cyprus Amax, Cyprus Magadan and the Project Lenders (the "Cyprus Amax Support Agreement") and the Support Agreement, dated as of August 30, 1995, among the Russian Shareholders, Omolon and the Project Lenders (the "Russian Shareholders Support Agreement" and together with the Cyprus Amax Support Agreement, the "Project Support Agreements"). Pursuant to the Cyprus Amax Support Agreement, Cyprus Magadan and Cyprus Amax are obligated to (i) provide assistance in technical and personnel matters, (ii) indemnify the lenders against any environmental liability, and (iii) indemnify the lenders for between 50% and 100% of Omolon's liability for the breach of certain payment or security restrictions applicable under the Project Loan Agreements or in the event of expropriatory action. Cyprus Magadan and Cyprus Amax also are obligated, to the extent Omolon has insufficient funds, to provide Omolon with sufficient funds to enable Omolon (i) to fulfill certain obligations under the License with respect to the Evenskoye deposit in the event Omolon elects not to develop that deposit and such election would result in the termination of the License and a default under the Project Loan Agreements and (ii) to take any action necessary in connection with any release or threatened release of any hazardous materials at any site or facility owned, operated or leased by Omolon which was caused by or related to the negligence or wilful misconduct of either Cyprus Magadan or Cyprus Amax. The Project Support Agreements also subordinate all payment obligations of Omolon to its shareholders, including payments under the Management Agreement but excluding operating costs, to its payment obligations under the Project Loan Agreements. Such payment obligations to the shareholders are also pledged in favor of the Project Lenders.

  As a condition to the Project Lenders providing an additional $30 million in financing, the Cyprus Amax Support Agreement is being amended to require Cyprus Magadan and Cyprus Amax to repay the Project Loans or fund any additional cost overruns that arise and are not contemplated by the Development Plan as in effect on June 1996. In connection with the Acquisition, the Company will assume the obligation to fund any such cost overruns, and Cyprus Amax will have no obligation to reimburse the Company for any such funding. See "THE ACQUISITION AGREEMENT--Assumption of Obligations and Indemnification."

  The Cyprus Amax Support Agreement is governed by New York law. The Russian Shareholders Support Agreement is governed by New York law and provides for resolution of disputes by arbitration in London, New York or Washington, D.C.

  Pledge Agreements. The Project Loans are supported by pledges of Omolon's onshore and offshore accounts, of the shares of Cyprus Magadan and Omolon, of any proceeds from Omolon's insurance policies and of Omolon's assets and its interest in the project agreements.

 Subordinated Loan

  The amendments to the Project Loan Agreements require an additional $14 million in the form of a Subordinated Loan solely to fund a portion of the cost overruns at the project. Omolon has arranged a Subordinated Loan from a bank licensed to do business in Russia, which loan will be guaranteed by Cyprus Amax. While the terms of the Subordinated Loan are subject to the negotiation with the lending bank, the Company expects the terms to be substantially as set forth below:

  Interest. The interest rate payable on the Subordinated Loan is expected to be LIBOR plus 6.075 percent. Interest due will be capitalized if not paid when due. Accrued interest will be payable on each June 15 and December 15.

  Repayment. The Subordinated Loan will be subject to mandatory prepayment in nine semi-annual payments from available revenues commencing on the later of December 15, 1997 or the project completion date and on each successive June 15 and December 15. These payments are subject to the provisions of the Cyprus Amax Support Agreement and the Project Loan Agreements and, to the extent any mandatory payment is not permitted by the provisions of such agreements, amounts not paid will be deferred to the next successive interest payment date, bearing interest at the rate set forth above. In addition, to the extent that, under the Project Loan Agreements, revenues would be available for the payment of dividends to Omolon shareholders, such amounts must be used to pay any past due principal and interest and to prepay the Subordinated Loan. Omolon also has agreed, to the extent permissible under the Project Loans without requiring any prepayment of the outstanding Project Loans, that if actual capital costs related to the construction and start up of the Kubaka Project are less than the estimated $228 million, a portion of the Subordinated Loan equal to the difference will be prepaid by Omolon (or if Omolon fails to so prepay, by the Company).

  Subordination. Payments of principal and interest on the Subordinated Loan will be subordinated in both right of payment and in the event of liquidation to payments on the Project Loan Agreements on terms set forth in the subordination agreement between Omolon, the Project Lenders and the subordinated lender. Under such subordination agreement, payments may be made on the Subordinated Loan only so long as no actual or potential event of default has occurred under the Project Loan Agreements.

  Covenants. Omolon is prohibited, during any period when the Subordinated Loan is outstanding, from granting or being subject to any lien, other than liens permitted by the Project Loan Agreements. In addition, Omolon may not be subject to any other junior indebtedness that ranks senior to the Subordinated Loan. Finally, no dividends may be paid by Omolon to its shareholders while the Subordinated Loan is outstanding.

  Events of Default. Events of default in the Subordinated Loan include non-payment of principal or interest when due (taking into consideration permitted deferrals set forth above), bankruptcy of Omolon, and default by Omolon under any debt agreement if the effect is to permit holders thereof to accelerate indebtedness.

  Guaranty. Cyprus Amax has agreed to guarantee the Subordinated Loan. The Company has agreed to reimburse Cyprus Amax for any payments it makes pursuant to such guaranty.

GOLD SALES ARRANGEMENTS

  The principal law governing the sale of gold is a November 1991 Presidential Decree, which empowers the Russian Government to regulate matters concerning precious metals. Pursuant to this decree, the Russian Government issued a January 1992 Decision in which it retained the sole right to sell gold outside Russia. The Russian Government issued a June 1994 Decision with respect to the sale of gold within the Russian Federation, which provides that license holders must sell, on the basis of purchase and sale contracts, gold and silver produced in the Russian Federation to an agency of the Russian Government, the Committee for Precious Metals and Precious Stones ("Roskomdragmet"), or if Roskomdragmet declines to purchase them, to the Central Bank of the Russian Federation or to certain authorized commercial banks. The functions of Roskomdragmet, including its rights and obligations under the Roskomdragmet Agreement with Omolon, are to be transferred to the Ministry of Finance and/or the Ministry of Industry.

  A March 1995 Presidential Decree permits, under certain circumstances, 50% of the purchase price of gold to be paid in freely convertible currency and the remainder to be paid in roubles, although this 50% level could be changed by future legislation.

  In January 1994, the Russian Government issued a Decree, specific to Omolon, which permits Omolon to sell for freely convertible currency on the world market any gold which is not purchased by Roskomdragmet, provided that any such sale be made through Vneshtorgbank, the state foreign trade bank. In accordance with existing Russian currency laws, 50% of all such hard currency export sales proceeds must be converted into roubles.

  On the basis of these Decrees and Decisions, Omolon has entered into a Purchase-Sales Contract with Roskomdragmet (the "Roskomdragmet Agreement") and an Agency Agreement with Vneshtorgbank (the "Vneshtorgbank Agreement"), each of which is described below.

  Roskomdragmet Agreement. Pursuant to the Roskomdragmet Agreement, dated May 29, 1995, between Omolon and Roskomdragmet, Omolon is obliged to offer for sale to Roskomdragmet all of its production from the Kubaka and Evenskoye fields, in dore-alloy bars. Omolon must notify Roskomdragmet by November 1 of each year of its estimated production of dore during the next calendar year. Omolon also must submit its projected schedule of shipments of dore at least 30 days prior to each calendar quarter. Roskomdragmet must confirm by written notice the amount of dore which it intends to purchase during that period or deliver a rejection notice.

  Roskomdragmet must pay the London fixed market price for gold and silver, less refining, transportation and insurance costs. Under the agreement, Omolon is paid for gold prior to delivery, and the purchase price for gold is payable 50% in US dollars (to Omolon's Offshore Account described below) and 50% in roubles. The US dollar portion of the purchase price is calculated on the basis of the US dollar world market price of gold. The rouble portion of the purchase price is calculated by converting the US dollar portion of the purchase price into roubles at the exchange rate quoted by the Central Bank of Russia. All of the purchase price for silver is payable in roubles.

  Upon receipt at any stage of a rejection notice from Roskomdragmet or the failure of Roskomdragmet to deposit payment for the gold to be delivered, Omolon has the right to sell the dore not being purchased by Roskomdragmet to another purchaser pursuant to the terms of the Vneshtorgbank Agreement.

  Dore is to be delivered to Roskomdragmet or its agent at the Kubaka site, and upon certification of delivery, risk and title pass to Roskomdragmet. If Roskomdragmet fails to take delivery within a certain period, Omolon is entitled to notify the banks of such failure, in which event funds for payment of the purchase price will be released to Omolon, and Omolon will hold the shipment for the account of Roskomdragmet.

  The Roskomdragmet Agreement provides for resolution of disputes by arbitration in Moscow.

  Vneshtorgbank Agreement. The Vneshtorgbank Agreement, dated June 1, 1995, provides that in the event of nonacceptance of or nonpayment for dore by Roskomdragmet, Vneshtorgbank will export dore produced by Omolon to a purchaser outside Russia to be specified by Omolon. Vneshtorgbank is entitled to an agency fee for performing export services. The payment and delivery mechanism to be entered into by Omolon with the end purchaser is to be similar to that described in the Roskomdragmet Agreement, except that pursuant to the Vneshtorgbank Agreement, all purchase monies are to be paid into Omolon's Offshore Account, and upon release of the funds, 50% of the purchase price for gold and 100% of the purchase price for silver must be transferred to Omolon's Russian bank account and converted into roubles. The Vneshtorgbank Agreement provides for resolution of disputes by arbitration in Stockholm, Sweden.

  Central Bank Licenses. Licenses from the Central Bank of Russia are required for Omolon to borrow funds for more than 180 days and to deposit dollar proceeds in an offshore account. Omolon's Central Bank Licenses, dated November 4, 1995, became effective on November 24, 1995 after satisfaction of certain conditions. Omolon's Borrowing License allows Omolon to borrow $100 million from EBRD and OPIC to finance the Kubaka Project. Omolon's Offshore Account License allows Omolon to keep foreign currency funds in an account with Citibank London in connection with the Project Loans. Omolon is applying for a supplement to its existing licenses from the Central Bank to permit the additional financing, including the additional $30 million from the Project Lenders and the Subordinated Loan.

  The Offshore Account License sets forth authorized subaccounts and the maximum limits for subaccount balances. The Cash Collateral Subaccount may have an aggregate balance equal to the lesser of (i) $13.5 million less the face amount of any letter of credit multiplied by (a) the value of all disbursements made under the Project Loans divided (b) by $100,000,000, and
(ii) the outstanding amounts under Tranche 1 of the Project Loans plus $5 million less the face amount of any letter of credit. The Revenue Subaccount and the Cash Collateral Subaccount may have an aggregate balance equal to the sum of the amounts payable on the next interest payment date, payments for operating costs and costs associated with Omolon's administrative activities, the fees and expenses due to Citibank and Moscow Narodny Bank for the next six months and the limit for the Cash Collateral Account. Amounts in excess of all limits in total established by the Offshore Account License must be transferred to an account of Omolon in the Russian Federation within 14 days.

  The Central Bank Licenses terminate upon repayment in full of the Project Loans, and at such time, payment for all gold and silver sold must be made into a Russian bank.

  Offshore Account Arrangements. The Offshore Bank Account Agreement is an accounts agreement between Omolon and Citibank London under which Omolon agrees to give security over the Offshore Account to Moscow Narodny Bank, the trustee acting on behalf of the Project Lenders, under a security and trust deed. The Blocked Account Agreement among Omolon, Roskomdragmet and Citibank London covers the Roskomdragmet Sales Subaccount (a subaccount of the Offshore Account) into which the US dollar proceeds of dore sales are paid by Roskomdragmet, as contemplated in the Roskomdragmet Agreement. The Russian Blocked Account Agreement is an agreement similar to the Blocked Account Agreement but applies to Omolon's Russian bank, Rossiisky Kredit, rather than Citibank London.

  The US dollar component of proceeds of sales of dore made pursuant to the Roskomdragmet Agreement, the Vneshtorgbank Agreement or other sales agreements approved by the Project Lenders is to be paid directly into an offshore account of Omolon in accordance with the offshore account arrangements discussed above. For so long as the Project Loans are outstanding, such sales proceeds will be retained in such accounts up to limits set in Omolon's Central Bank Licenses and will be available for use to meet operating and capital expenses and to establish a cash collateral reserve for the Project Lenders. Proceeds in excess of such limits are required to be transferred to Omolon's account with Rossiisky Kredit in the Russian Federation. Amounts maintained in Omolon's accounts are required to be applied or invested subject to contractual limitations imposed by the Project Lenders, which are typical for financings of the type obtained by Omolon and are intended to protect the interests of the Project Lenders.

POLITICAL RISK INSURANCE

  Pursuant to the Contracts of Insurance, dated effective September 29, 1995 (the "Political Risk Insurance"), between Cyprus Amax and OPIC, OPIC has agreed to provide Cyprus Amax with insurance coverage in the amount of $36 million, which is 90% of the amount of Cyprus Amax's equity contribution in Omolon (the maximum statutory limit) and which can be adjusted from time to time based on Cyprus Amax's exposure, and insurance coverage for the fee due under the Management Agreement. The Political Risk Insurance covers four categories of political risk: (i) inconvertibility of earnings or returns;
(ii) expropriation of funds; (iii) political violence (defined as a violent act undertaken with the primary intent of achieving a political objective); and (iv) interference with operations. Coverage is subject to extensive procedural and coverage limitations, long waiting periods, burdens of proof and numerous conditions to recovery and may be terminated if Omolon fails to operate the Kubaka Project in accordance with good international practices in the gold industry and a defined list of environmental standards. The Contracts of Insurance are governed by the law of Washington, D.C. and provide for resolution of disputes by arbitration in Washington, D.C. OPIC has agreed to Cyprus Amax's assignment of the policy to the Company at closing pursuant to the terms of the Acquisition Agreement.

  In addition, Cyprus Magadan and Cyprus Amax may terminate their guaranties to the Project Lenders upon the occurrence of a qualified political event, and, therefore, the Project Lenders may be deemed to have assumed the risk of a qualified political event in respect of the Project Loans. See "--Project Financing--Cyprus Magadan Guaranty."

NORTH VEIN AGREEMENT

  The Company expects Omolon to enter into an agreement (the "North Vein Agreement"), subject to the approval of the Project Lenders, to purchase and/or process approximately 99,200 tons of gold ore from a nearby property owner (the "North Vein Ore") and to process that ore as soon as reasonably practicable following start-up of the Kubaka processing plant. The Company anticipates processing the North Vein Ore before processing ore mined from the Kubaka Project. Omolon will receive an amount equal to the excess of revenues from sale of the gold produced over all costs of the Company plus a profit margin for the period the North Vein Ore is processed.

                           THE ACQUISITION AGREEMENT

GENERAL

  Stockholders are being asked to approve the Acquisition by the Company from Cyprus Amax of all of the common stock of Cyprus Magadan. Cyprus Magadan has a 50% ownership interest in Omolon Gold Mining Company, a Russian closed joint stock company, which holds a license to mine the Kubaka gold deposit located in the Magadan Region of the Russian Federation.

  The terms of the Acquisition are set forth in the Acquisition Agreement among the Company, Amax Russia, Cyprus Amax, Cyprus Magadan and Cyprus Gold. Pursuant to the Acquisition Agreement, Amax Russia will be merged into Cyprus Magadan, and Cyprus Magadan will become a wholly owned subsidiary of the Company. The following description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached as Appendix A to this Consent Solicitation Statement and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE ACQUISITION AGREEMENT IN ITS ENTIRETY.

EFFECTIVE TIME

  Following stockholder approval of the Acquisition Agreement, the Merger will become effective on such date as the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time"), which will occur promptly following the satisfaction or waiver of all conditions contemplated by the Acquisition Agreement.

PURCHASE PRICE

  The purchase price has three components. At the closing of the Acquisition, the Company will transfer to Cyprus Amax 11,789,474 shares of Common Stock (the "Closing Shares"). Within ten days following commencement of commercial production, the Company will transfer to Cyprus Amax an additional 4,210,526 shares of Common Stock (the "Production Shares"). The date of commencement of commercial production is the date upon which the Kubaka Project ceases to capitalize start-up costs and begins to expense operating costs in accordance with U.S. generally accepted accounting principles. Based on $5.9375 per share of Common Stock, the average price per share of Common Stock for the ten trading days prior to October 17, 1995, the date the Acquisition first was announced, the aggregate value of the Closing Shares and the Production Shares would be approximately $95 million.

  In addition, the Company is required to make contingent payments in Common Stock (the "Contingent Payment Shares") to Cyprus Amax with respect to the Company's share of new mineral deposits in the Russian Federation acquired directly or indirectly by the Company, other than (i) deposits any portion of which are located within the boundaries described in the License of Omolon or
(ii) deposits acquired pursuant to the Exploration JV Agreement ("Additional Deposits"). As payment for an Additional Deposit, the Company will issue the number of Contingent Payment Shares, valued at the average price per share of Common Stock for the ten trading days ending two business days before the date of payment, as are equal to each Additional Deposit's Reserve Value (defined as $10 per gold equivalent ounce of the Company's pro rata share of the Additional Deposit's proven and probable reserves established by a feasibility study prepared in accordance with industry standards). The North Vein Ore is not an Additional Deposit under the Acquisition Agreement.

  The Company has no contingent payment obligation for an Additional Deposit
(i) to the extent that the contingent payments exceed $45 million or (ii) if such Additional Deposit is acquired after June 30, 2004. The Contingent Payment Shares are required to be delivered to Cyprus Amax within ten business days following the later of the date upon which the Company acquires the right to mine such deposit and the date upon which reserves are established in a feasibility study.

ASSUMPTION OF OBLIGATIONS AND INDEMNIFICATION

  The Company has agreed to assume substantially all of the obligations of Cyprus Amax under each of the Cyprus Amax Support Agreement and the Reclamation Agreement and to pledge its shares of Cyprus Magadan to the Project Lenders. Cyprus Amax has agreed to continue to perform the Cyprus Amax Guaranty and to fund any payments to the Project Lenders under the Cyprus Amax Support Agreement or the Cyprus Magadan Guaranty. Omolon remains obligated to make repayments under the Project Loans and the Subordinated Loan. In addition, the Company is required to indemnify Cyprus Amax for payments made by Cyprus Amax under the Cyprus Amax Guaranty in the event of a default under the Project Loan Agreements caused by the gross negligence or willful misconduct of the Company. In the event Cyprus Amax is obligated to make a payment under the Cyprus Amax Guaranty at a time when the Company has concluded that the continued operation of Kubaka Project would have a material adverse effect on the Company, the Company has the right to offer to transfer its interest in Cyprus Magadan to Cyprus Amax. In the event Cyprus Amax accepts the Cyprus Magadan shares, Cyprus Amax is obligated to indemnify the Company in connection with any obligations under the Cyprus Amax Support Agreement, the Reclamation Agreement and the Subordinated Loan. If Cyprus Amax rejects the shares of Cyprus Magadan, the Company retains its obligations under the Reclamation Agreement and the Subordinated Loan but is released from its obligations to Cyprus Amax under the Cyprus Amax Support Agreement, absent any prior gross negligence or willful misconduct of the Company.

  Cyprus Amax will also guaranty the Subordinated Loan, and the Company has agreed to reimburse Cyprus Amax for any payments Cyprus Amax makes under such guaranty. The Company also has agreed, to the extent permissible under the Project Loans without requiring any prepayment of the outstanding Project Loans, that if actual capital costs related to the construction and start up of the Kubaka Project are less than the estimated $228 million, then a portion of the Subordinated Loan equal to the difference will be prepaid by Omolon (or if Omolon fails to so prepay, by the Company).

  In the event of third party claims (i.e. claims from persons other than the Project Lenders) relating to the operation of Cyprus Magadan following closing, the Company has agreed to indemnify Cyprus Amax.

  Cyprus Amax has agreed to indemnify the Company for liabilities relating to any breach by Cyprus Magadan prior to closing of certain covenants under the Project Loan Agreements and any failure by Cyprus Amax to maintain an investment grade credit rating or to continue to own indirectly at least 50% of Omolon.

PROJECT LIQUIDITY NEEDS

  Cyprus Amax has funded, and will continue to fund until the closing of the Acquisition, a portion of Omolon's costs to purchase and deliver operating supplies needed for 1997. The Company has agreed to use its commercially reasonable efforts to cause Omolon to reimburse Cyprus Amax for such expenditures or if such efforts fail, to reimburse Cyprus Amax directly.

  The Company has agreed to monitor progress toward project completion and to notify Cyprus Amax if Omolon experiences additional liquidity needs, including project costs overruns, beyond available funds. In the event such needs are experienced, the Company has agreed to seek additional cash contributions or subordinated shareholder loans from the Russian Shareholders and Cyprus Magadan and/or additional third-party financing, or the Company may contribute funds.

  If the Company does not fund such liquidity needs, Cyprus Amax will have the right to fund such overruns by making a short-term, unsecured loan to Omolon, repayable in six months on commercially reasonable terms. If the total of such loans exceeds $5 million or are not repaid in six months, then Cyprus Amax may convert the short-term unsecured loan to a term loan that is guaranteed by the Company. The Company may satisfy its obligation to make any payment under such guaranty either in cash or, if Cyprus Amax agrees, by issuing shares of Common Stock valued at the ten-day average closing price of the Common Stock for the period ending two business days before the payment date. Stockholder approval of the issuance of shares of Common Stock pursuant to the Acquisition includes approval of the issuance of shares of Common Stock under such guaranty.

REPRESENTATIONS AND WARRANTIES

  The Acquisition Agreement contains representations and warranties of the parties concerning, among other things, incorporation, authority of the parties to execute the Acquisition Agreement, the capital structure and share ownership of the parties and no conflicts. Cyprus Amax has made certain additional representations and warranties concerning Omolon, environmental matters and the absence of defaults under the Project Loan Agreements.

COVENANTS

  Each of the Company and Cyprus Amax has agreed to obtain all necessary consents and approvals and to provide the other party with full access to information needed in connection with such party's investigation. Pending closing, the parties have agreed to cause Cyprus Magadan and Omolon to conduct business only in the ordinary course. Cyprus Amax has agreed to use commercially reasonable efforts to obtain the additional $30 million of financing from the Project Lenders, to implement the Subordinated Loan, to maintain the gold sales arrangements; to obtain the additional $6 million of equity contributions from the Shareholders of Omolon; and to consent to the Acquisition and issuance of shares of Common Stock in accordance with the Acquisition Agreement.

CONDITIONS

  The Acquisition Agreement requires customary conditions to closing to be satisfied or waived. The obligations of the Company and Amax Russia are conditioned on the fulfillment of certain additional closing conditions, including: (i) approval of the Acquisition by the stockholders of the Company;
(ii) satisfaction or waiver of all of the conditions precedent to the making of loans under the Project Loan Agreements, including the $30 million of additional financing being negotiated with the Project Lenders; (iii) maintenance of the gold sales arrangements; (iv) finalization of the North Vein Agreement; (v) assignment of the political risk insurance coverage obtained from OPIC by Cyprus Amax to the Company; (vi) the absence of a material adverse change in the Kubaka Project; (vii) receipt of any necessary governmental consents or approvals; and (viii) the completion of the $14 million Subordinated Loan and $6 million of additional equity contributions.

COSTS

  Each party is responsible for its own costs and expenses incurred in connection with the Acquisition Agreement and the related transactions.

TERMINATION

  The Acquisition Agreement may be terminated: (i) at any time before closing by mutual written agreement of Cyprus Amax and the Company; or (ii) by Cyprus Amax or the Company, in the event (a) there is a material breach of the Acquisition Agreement which is not cured within 15 days (or such longer period as may be agreed upon) of notification or (b) the satisfaction of any conditions becomes impossible or impracticable with the use of commercially reasonable efforts; or (iii) by Cyprus Amax or the Company at any time after March 31, 1997 if the closing has not occurred on or before such date.

ACCOUNTING AND TAX TREATMENT

  The Acquisition will be treated as a purchase for accounting purposes. The Acquisition will not be taxable (for US tax purposes) to any of the parties to the Acquisition Agreement or their respective shareholders.

                BACKGROUND OF AND REASONS FOR THE ACQUISITION;
                    RECOMMENDATION OF THE SPECIAL COMMITTEE

BACKGROUND

  The acquisition of the Kubaka Project by the Company from Cyprus Amax has been considered as a possibility by the parties since the merger of Cyprus Minerals Company and AMAX Inc. (the "Cyprus Amax Merger") to form Cyprus Amax in November 1993. Since the Cyprus Amax Merger, Cyprus Amax has anticipated rationalizing its ownership in gold prospects by offering those of its gold prospects that have become sufficiently attractive for development to the Company. The Company has included the possible acquisition of gold projects held by Cyprus Amax as part of its growth strategy. Cyprus Amax continued to do exploration, to conduct feasibility analysis and to seek financing for the Kubaka Project following the Cyprus Amax Merger.

  In February 1995, at the request of Cyprus Amax, the Company assumed the management of the day-to-day operations of the Kubaka Project. In April 1995, the Company's President and Chief Executive Officer was elected to the Omolon Board of Directors.

  Under the direction of the Company, a new development plan for the Kubaka Project was completed in June 1995. Also in June 1995, documentation for the $100 million of debt financing to be provided by EBRD and OPIC for the Kubaka Project was signed by Cyprus Amax. Upon finalization of the development plan and execution of the Project Loan Agreements and collateral documents, Cyprus Amax and the Company determined that it was the appropriate time to discuss the potential purchase by the Company of Cyprus Amax's interest in the Kubaka Project. The Company's Board had been updated about the progress of the Kubaka Project and related debt financing periodically since the Company's involvement in the operations at the Kubaka Project in the beginning of 1995.

  During July 1995, the Company and Cyprus Amax each worked on preparing an analysis of comparable transactions. The Company requested Salomon Brothers to provide information regarding comparable transactions, both in the Russian Federation and other areas.

  The officers and employees of the Company and Cyprus Amax who conducted negotiations regarding the original acquisition agreement through January 1996, included, on behalf of the Company, Roger A. Kauffman, who was then President and Chief Operating Officer, Mark A. Lettes, Vice President and then Chief Financial Officer, and Deborah J. Friedman, Vice President, General Counsel and Secretary, and, on behalf of Cyprus Amax, Gerald J. Malys, Senior Vice President and Chief Financial Officer of Cyprus Amax, who also serves as a Director of the Company, Larry D. Clark, Vice President, Business Development, and Dale E. Huffman, General Attorney and Assistant Secretary. Prior to joining the Company, Ms. Friedman had served in various positions in the Cyprus Amax law department, including General Counsel and Associate General Counsel.

  At the end of July 1995, after preliminary discussions between the parties regarding the price and the structure for the acquisition, Cyprus Amax proposed a total purchase price of $140 million, payable in full upon closing of the acquisition in shares of Common Stock. The Company, after review of the Kubaka Project and comparable transactions and after consultation with Salomon Brothers, reopened discussions with Cyprus Amax to seek a lower price with contingent payment features. The Company wanted to reduce its exposure to the risks of doing business in the Russian Federation by limiting its payment obligation at closing and allocating as much of the purchase price as possible in the form of contingent, future payments. The use of the contingent payment features also was a means of compromise between the parties regarding the overall value of the transaction. The Company's management discussed the potential acquisition with representatives of Cyprus Amax several times in August and early September 1995.

  On August 4, 1995, Salomon Brothers signed an engagement letter agreeing to provide a fairness opinion to the Special Committee of the Board. Salomon Brothers had been engaged on a number of occasions in the past on behalf of the members of the Special Committee to provide financial advice with respect to other transactions between the Company and Cyprus Amax.

  The Company's Board met on September 22, 1995 in Fairbanks, Alaska, to discuss the potential acquisition of the Kubaka Project from Cyprus Amax. The Board delegated to the Special Committee (comprised of the directors of the Board who are neither affiliates of Cyprus Amax nor officers or employees of the Company) the authority to review, evaluate, negotiate and approve or disapprove the acquisition of the Kubaka Project. Subsequently, the Special Committee met separately to discuss the Kubaka Project and the proposed transaction. The Special Committee received the advice of its legal counsel, who have particular expertise in Russian matters, and ratified the engagement of Salomon Brothers as its financial advisor. After consultation with its financial advisor, the Special Committee directed its legal counsel and certain management of the Company to negotiate further the terms of the acquisition.

  During the last two weeks of September 1995, management of the Company met with representatives of Cyprus Amax to continue negotiations regarding the basic terms of the acquisition. Representatives of Cyprus Amax and the Company reached tentative agreement on a proposed purchase price consisting of three components: (i) shares of Common Stock valued at $70 million (based on $5.9375 per share, the average price per share of Common Stock for the ten trading days prior to October 17, 1995, the date a joint press release of the Company and Cyprus Amax was issued announcing the Acquisition), to be issued at closing; (ii) shares of Common Stock valued at $25 million (based on $5.9375 per share) to be issued upon commencement of commercial production; and (iii) a contingent payment of $10 per gold equivalent ounce, not to exceed $45 million in the aggregate, of the Company's pro rata share of reserves at new properties in the Russian Federation which the Company directly or indirectly acquires the right to mine on or before June 30, 2004, payable in shares of Common Stock valued at the time such shares are issued. As part of these discussions, Cyprus Amax agreed to remain liable on its guaranty of Omolon's repayment of the Project Loans from EBRD and OPIC without seeking indemnification for such payments from the Company, and the Company agreed to assume the risk of any environmental liability in connection with the Kubaka Project. The parties agreed that the contingent payment portion of the purchase price would be based on the amount of proven and probable reserves as established by a feasibility study.

  The Special Committee met again on October 2, 1995 in Englewood, Colorado and received the advice of its legal counsel and financial advisor with respect to the status of the Kubaka Project and the proposed basic terms of the transaction. The Special Committee and the other members of the Board met together to receive a detailed report from the legal counsel for the Special Committee and the Company's management regarding the Kubaka Project as well as the terms of the License, the Charter and the Project Loan Agreements and collateral documents. Salomon Brothers also discussed the status of its review of the Kubaka Project with the entire Board.

  During the week of October 2, 1995, management of the Company and legal counsel for the Special Committee negotiated the terms and conditions of the acquisition with representatives of Cyprus Amax. Basic agreement on the key terms for the acquisition was reached by the managements of both the Company and Cyprus Amax on October 6, 1995.

  The Special Committee met on October 12, 1995 in Englewood, Colorado. With a director affiliated with Cyprus Amax present, the Special Committee reviewed the key terms of the proposed acquisition. In addition, Salomon Brothers presented its opinion to the Special Committee that, as of such date, the transaction was fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates. Salomon Brothers subsequently met separately with the members of the Special Committee and its counsel to discuss its opinion further. The Special Committee approved the acquisition and authorized and directed the officers of the Company to prepare a proposed form of merger agreement.

  The Company and Cyprus Amax issued a joint press release on October 17, 1995, publicly announcing the Company's intention to purchase, subject to approval by the Company's stockholders and Board, Cyprus Amax's interest in the Kubaka Project.

  On October 20, 1995, a purported derivative action was filed in the Court of Chancery of Delaware captioned Harbor Finance Partners v. Allen Born, et. al. The complaint alleges that the Company's acquisition of the Kubaka Project is being made at a price in excess of its fair market value and that the Company's directors breached their fiduciary duties in agreeing to the transaction. The complaint seeks rescission of the transaction and damages in an unspecified amount against the directors. The Company believes the complaint is without merit, and the Company intends to defend the matter vigorously.

  The managements of Cyprus Amax and the Company, with the assistance of outside counsel, continued negotiations regarding the final terms and conditions of the acquisition and prepared a proposed form of merger agreement.

  At a meeting held on December 13, 1995 in Englewood, Colorado, the Special Committee discussed the current status of the Kubaka Project, of the negotiations concerning the merger agreement and of borrowings under the Project Loan Agreements with EBRD and OPIC.

  At a meeting of the Special Committee held on January 3, 1996 in Englewood, Colorado, the Special Committee, with its legal counsel present by telephone, received the report of the Company's management regarding cost variances experienced in the construction of the Kubaka Project to date and the potential for future cost overruns. The Company's management had conducted an extensive review of certain cost issues and discussed their review with the Special Committee. Following receipt of the report of management, the Special Committee determined that management's expectations regarding potential cost overruns were reasonable and did not materially affect the Company's acquisition of the Kubaka Project. The Special Committee asked that management and its financial advisors apprise Salomon Brothers concerning the present status of the Kubaka Project's development and budget.

  At a meeting of the Special Committee held on January 10, 1996, in Englewood, Colorado, with its legal counsel and Salomon Brothers present by telephone, the Special Committee reviewed the present status of the Kubaka Project, including the potential for cost overruns. The increase in the price of the Company's shares since the announcement of the Company's proposed acquisition of the Kubaka Project in October 1995 also was discussed. While it was noted that the increased share price resulted in a higher market value for the shares being paid to Cyprus Amax as consideration for the Kubaka Project, the following factors were identified as reflecting positively on the transaction: (i) the perception that the market viewed the acquisition of the Kubaka Project as favorable to the Company, because, among other things, through its involvement in the Kubaka Project and certain other ventures, the Company was nearing a new level within the industry, as a potential producer of significant amounts of gold on an ongoing basis, and (ii) the increase in the price of gold reflected positively on the value of the Kubaka Project.

  At a meeting of the Special Committee held on January 24, 1996 in Englewood, Colorado, with legal counsel for the Special Committee and Salomon Brothers present by telephone, Salomon Brothers presented its opinion to the Special Committee that, as of such date, the transaction was fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates. The Special Committee recommended that, subject to the receipt of Salomon Brothers' written fairness opinion, the Company should proceed with the acquisition of the Kubaka Project pursuant to the terms of the Acquisition Agreement. Thereafter, Salomon Brothers delivered its written opinion dated January 24, 1996 and the parties executed the original acquisition agreement.

  Finalization of the Acquisition was delayed as a result of certain increases in capital costs and delays in project completion. In February 1996, the managements of the Company and Cyprus Amax undertook a complete evaluation of project capital costs for the Kubaka Project. In March 1996, personnel from Cyprus Amax Engineering and Project Development Company were seconded to the Company and became responsible for the construction and start-up of the project and commenced a complete review and assessment of the project capital and completion schedule. As a result of their review, it was determined in April that, due to delayed start-up, higher logistics and freight costs, higher than anticipated labor costs and taxes and some design changes, the required project capital would increase from a projected $180 million to approximately $228 million and that an additional $20 million would be required for operating supplies and financing costs as a result of rescheduling start-up from October 1996 to March 1997 and the need to transport a year's supplies over the winter ice road.

  Also during the spring of 1996, the Company faced significantly increased total capital costs estimated at $370 million at the Fort Knox project in Alaska and the need to restructure the Company's $250 million bank loan. The Company and Cyprus Amax reached agreements under which Cyprus Amax would provide the Company with the necessary financial support for the Fort Knox Loan. See "CERTAIN TRANSACTIONS--RELATIONSHIP WITH CYPRUS AMAX--Fort Knox Financing Arrangement."

  At its April 30, 1996 meeting, the Board reviewed the final cost estimate for the Kubaka Project and received the reports of the Company's management and of the Cyprus Amax Project Development Company. The members of the Special Committee met separately with the Company's management to review the cost to complete estimates and the Company's proposed press release. On April 30, 1996, the Company reported that an updated review of the Kubaka Project indicated that due to delayed start-up, higher logistics and freight costs, higher than anticipated labor costs and taxes, and some design changes, the total capital construction costs for the Kubaka project had increased to approximately $228 million from an original estimate of approximately $182 million.

  During May and June of 1996, management of Cyprus Amax met with the Project Lenders to discuss a restructuring of the Project Loans. At a meeting of Cyprus Amax and the Project Lenders in Washington D.C. on July 18, 1996, the Project Lenders agreed to lend an additional $30 million. In exchange, the Project Lenders would require (i) that Cyprus Magadan and the Russian Shareholders contribute an additional $6 million of equity, $3 million from Cyprus Magadan (in cash or in kind) and $3 million in roubles from the Russian Shareholders, (ii) that Cyprus Magadan provide the project with an additional $14 million in the form of a subordinated loan to Omolon to be guaranteed by Cyprus Amax, and (iii) that Omolon pay an up front fee of $375,000 upon each of the Project Lender's board approval of the additional debt. The Project Lenders also acknowledged that Omolon would be allowed to establish a working capital line of credit of as much as $20 million to finance operating supplies for 1997.

  During August 1996, the Project Lenders and Cyprus Amax provided term sheets for the restructuring of the Project Loans. The Project Lenders proposed that the date by which physical completion of the project must occur would be extended from June 30, 1997 to December 31, 1997, or an event of default could be declared. The Project Lenders also proposed to permit Omolon to incur up to an aggregate of $20 million of additional indebtedness to fund working capital needs, to increase the amount of required cash collateral and to reduce the debt service requirement. The Project Lenders and Cyprus Amax are expected to finalize and execute the amendments to the Project Loan Agreements, the Subordinated Loan and the collateral documents prior to the closing of the Acquisition.

  The officers and employees of the Company and Cyprus Amax who conducted negotiations regarding amendments to the original acquisition agreement and additional financing arrangements, included, on behalf of the Company, two new officers of the Company, S. Scott Shellhaas, President and Chief Operating Officer, and Larry D. Clark, Vice President, both formerly of Cyprus Amax or a subsidiary of Cyprus Amax, and Deborah J. Friedman, Vice President, General Counsel and Secretary, and, on behalf of Cyprus Amax, Gerald J. Malys, Senior Vice President and Chief Financial Officer, who also serves as a Director of the Company, Farokh S. Hakimi, Director of Finance and Assistant Treasurer, and Dale E. Huffman, General Attorney and Assistant Secretary.

  At a meeting of the Special Committee held on August 13, 1996, with its legal counsel and Salomon Brothers participating, the Special Committee reviewed the status of the Kubaka Project, including construction activities, anticipated project completion, additional financing arrangements and project economics. Representatives of Cyprus Amax management were present during the report on the status of the Kubaka Project. The Committee and its advisors then proceeded to discuss the information received, as well as remaining negotiating points. At the meeting, the Company's management expressed its continued positive view of the proposed acquisition.

  On August 21, 1996, the Special Committee met to discuss exploration programs associated with the Kubaka Project and the potential of the area. The Special Committee also established a schedule for completing the Acquisition and discussed potential matters for negotiation with Cyprus Amax.

  From the end of August to the first week of October, management from the Company and Cyprus Amax negotiated revised terms for the acquisition. For a discussion of the terms of the Acquisition Agreement, see "THE ACQUISITION AGREEMENT."

  On August 30, 1996, the Special Committee convened with its legal counsel and Salomon Brothers by telephone to receive and discuss the presentation of Salomon Brothers regarding valuation matters. The Committee also received a status report from management on the Kubaka Project and negotiations with Cyprus Amax.

  During September 1996, the Company and Cyprus Amax executed an extension of the original acquisition agreement from September 30, 1996 to December 31, 1997.

  On September 6, 1996, at a meeting of the Special Committee with Salomon Brothers participating by telephone, the Special Committee reviewed the status of the negotiations on the Kubaka Project and discussed the additional financing and working capital needs of the project. The Special Committee also considered the developments in the Russian Federation.

  At a telephonic meeting of the Special Committee held on October 9, 1996, with legal counsel for the Special Committee and Salomon Brothers present, the Committee received an update on the Kubaka Project and a report on the outcome of negotiations with Cyprus Amax. Then Salomon Brothers presented its opinion to the Special Committee that, as of such date, the transaction was fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates. The Special Committee recommended that, subject to the receipt of Salomon Brothers' written fairness opinion, the Company should proceed with the acquisition of the Kubaka Project pursuant to the terms of the Acquisition Agreement. Thereafter, Salomon Brothers delivered its written opinion dated October 9, 1996 and the parties executed the Acquisition Agreement.

  In reaching its conclusions, the Special Committee considered a number of factors including, without limitation, the written opinion of its financial advisor and the other factors described below under the caption""--Reasons for the Acquisition; Recommendation of the Special Committee."

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE

  On behalf of the Board pursuant to the authority previously delegated to it, the Special Committee (comprised of Messrs. Taylor, Wood and Block, the three directors who are neither affiliates of Cyprus Amax nor officers or employees of the Company) determined the Acquisition Agreement and the transactions contemplated thereby to be fair to and in the best interests of the Company and its stockholders (exclusive of Cyprus Amax). This determination was based on the following material factors (not necessarily in order of importance):

    (a) The Acquisition Agreement allows the Company to acquire a substantial quantity of reserves at a price viewed as attractive. The Acquisition would increase the Company's reserves by approximately 18%.

    (b) The Russian Shareholders of Omolon have made their required capital contributions in cash and in kind totalling $40 million in the aggregate, an amount equal to Cyprus Magadan's capital contribution, and have agreed to contribute an additional $3 million in cash, which the Company believes is unusual and illustrates the importance of the project in the Magadan Region and in the Russian Federation and the strong relationship of each of Cyprus Amax and the Company with the Russian Shareholders.

    (c) Project financing is already in place for $100 million; $100 million has been borrowed and Cyprus Amax has guaranteed, and following the acquisition by the Company will continue to guarantee, repayment of such financing until the Kubaka Project meets required completion tests. Loans of an additional $30 million are being negotiated, which Cyprus Amax has agreed to guaranty. Cyprus Amax also has arranged the Subordinated Loan for an additional $14 million of subordinated debt, which loan Cyprus Amax also has agreed to guaranty.

    (d) The Company will use Common Stock to pay the purchase price rather than using its cash resources.

    (e) The Kubaka Project is at a very advanced stage of development.

    (f) The Kubaka Project is expected to become the Company's lowest cost, highest grade mine. The addition of the Kubaka Project to the Company's portfolio should reduce significantly the Company's average cash costs in 1997 and 1998.

    (g) The favorable characteristics of the Kubaka Project, including its high grade, good metallurgy, large reserves and relatively advanced stage of development, are believed to offset the additional risks of doing business in Russia, the remote location and the adverse climatic conditions.

    (h) Exploration and reserve definition work done at Kubaka was relatively extensive, with drill hole spacing narrower and underground working and trenching more extensive than normally would be expected of a Western development project.

    (i) The technical risks of the Kubaka Project appear minimal, as the project has been planned to use a conventional mill and to operate as a modestly sized open pit mine.

    (j) The Company has been involved with managing the Kubaka Project since January 1995, is familiar with the operating plan and has built a good working relationship with the Russian Shareholders of Omolon.

    (k) Because the Kubaka Project is a high profile project in the Magadan Region and the Russian Federation, the likelihood of continued cooperation and good relations with the federal and local authorities is enhanced.

    (l) The Kubaka Project will provide the Company with a relative exploration advantage in the Magadan Region based on the experience, contacts and access to information in the Russian Federation that the Company has currently and will continue to gain as a result of acquiring the Kubaka Project. The Company believes its experience, contacts and access to information could prove beneficial as the Company pursues additional exploration targets that have been identified and seeks to identify and explore new targets.

    (m) The potential availability of an exploration tax credit may provide Omolon with approximately $8-10 million per year (with the Company's share being approximately $4-5 million) to fund possible future exploration. The Company will also receive a management fee equal to 4% of gross sales from the Kubaka Project.

    (n) Although the Company will face political risks as a result of doing business in Russia, the Company has sought to mitigate its political risks by requiring Cyprus Amax to assign to the Company the Political Risk Insurance obtained from OPIC covering up to $36 million of its equity investment in the Kubaka Project, which amount may be increased based on the Company's exposure. In addition, the Project Lenders may be deemed to have assumed the political risks with respect to amounts under the Project Loans, as Cyprus Magadan and Cyprus Amax may terminate their guaranties upon the occurrence of a qualified political event.

    (o) The Kubaka Project provides the Company with an increased international profile.

    (p) Salomon Brothers has rendered its opinion, dated as of October 9, 1996, to the Special Committee of the Board to the effect that, as of such date, the Acquisition is fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates.

ADDITIONAL CONSIDERATIONS OF THE SPECIAL COMMITTEE

  In the course of its deliberations, the Special Committee, on behalf of the Board, reviewed and considered a number of other material factors relevant to the Proposal. The Special Committee considered, among other things: (i) information concerning the Company's business, prospects, reserves, financial condition, financial performance and operations with and without the Kubaka Project; (ii) the history of the trading price of the Common Stock; (iii) premiums to market and multiples paid for other mining projects acquired in the former

Soviet Union and elsewhere; (iv) an analysis of the prospects and pro forma operations of the Company after acquisition of the Kubaka Project; (v) the material assumptions and valuation methodologies underlying Salomon Brothers' fairness opinion, including the projections provided by management to Salomon Brothers; (vi) the terms and conditions of the Acquisition Agreement, the License, the Project Loan Agreements and collateral documents; (vii) the obligations of Cyprus Magadan as the Foreign Party under the Charter; (viii) the limitation (contained in the License) on the ownership of a foreign party in Omolon to 50%; and (ix) that Cyprus Amax has an interest in the Acquisition that is in addition to those of the Company's stockholders generally.

  In addition to the risks inherent in doing business in Russia (see "--Risks of Doing Business in Russia"), the Special Committee also carefully considered the following risks associated with the transaction:

    (i) The maximum amount of proceeds that may be received in U.S. dollars from Omolon's sale of gold produced at the Kubaka Project is limited to 50%, and all proceeds from Omolon's sale of silver produced must be received in roubles.

    (ii) The Offshore Account License from the Central Bank permits the holding of funds offshore and terminates once obligations under the Project Loan Agreements have been repaid, and, as a result, no portion of the proceeds from the sale of gold produced at the Kubaka Project can thereafter be deposited in accounts outside of the Russian Federation (unless a new license is obtained, which is not contemplated currently).

    (iii) The Project Loan Agreements put contractual constraints on Omolon's ability to incur other exploration costs and on Omolon's ability to use exploration tax credits.

    (iv) The payment of dividends from Omolon to its shareholders is prohibited by the Subordinated Loan Agreement until it is repaid and is prohibited by the Project Loan Agreements until and unless certain required financial ratios are satisfied, no event of default has occurred or is likely to occur and certain other requirements are met.

    (v) The shareholders of Omolon may not have the financial capability or the desire to make additional capital contributions to Omolon in the event that the proceeds from the Project Loans, the Subordinated Loan and prior capital contributions of the shareholders are insufficient to complete the Kubaka Project and to develop the Evenskoye deposit.

    (vi) The Company will assume the obligations of Cyprus Amax under the Cyprus Amax Support Agreements and, thus, could face significant financial liability.

    (vii) Additional cost-overruns could occur, which would require the Company to provide additional capital or issue additional shares of its Common Stock to Cyprus Amax in the event Cyprus Amax finances the cost overruns. Omolon has incurred, or will incur, additional indebtedness and to the extent permitted by the Project Lenders will be required to reimburse Cyprus Amax for the cost of 1997 operating supplies and to prepay a portion of the Subordinated Loan under certain circumstances; in the event Omolon fails to meet these obligations, the Company has agreed to do so.

    (viii) There are inherent risks in operating a new mine.

    (ix) Despite the careful planning conducted for Kubaka, the extremely harsh climatic conditions could cause unanticipated problems.

    (x) Certain construction delays regarding electrical and other technical aspects have occurred due in part to the lack of sufficient skilled construction labor in certain crafts. Additional problems could result in the future from reliance on the less experienced workforce available at Kubaka.

    (xi) Roskomnedra and Omolon may be unable to agree to terms for the development of the Evenskoye deposit, which could result in the loss of the Evenskoye deposit and an operating mill (or $1 million) and the Company having to fund $8 million for development of the Evenskoye deposit.

    (xii) If Omolon fails in 1999 and thereafter to meet the required average output of approximately 295,780 ounces, in addition to the royalty payment Omolon must make for the actual amount extracted, Omolon would be required to make a penalty payment to the state budget equal to the value of gold per ounce times 20% of the royalty and Mineral Restoration Tax that would have been payable on the difference between 295,780 ounces and the actual output, up to an annual maximum of $4 million for the first three years the penalty applies and rising thereafter if output falls below 75% of 295,780 ounces.

    (xiii) The License requires that production at the Kubaka Project commence in the first quarter of 1997 (unless certain force-majeure events occur). Omolon must achieve a gold recovery factor of at least 96.3% for the Kubaka Project and will be assessed a penalty payable to the state budget based on the shortfall in the recovery rate equal to 20% of the royalty and Mineral Restoration Tax that would have been payable on the amount of the shortfall.

  Given Cyprus Amax's ownership interest in the Company and that directors and officers of Cyprus Amax comprise a majority of the Company's Board, the transaction may be deemed less arms-length than if it had been conducted between unrelated parties.

 Risks of Doing Business in Russia

  Foreign companies conducting operations in the Russian Federation face significant political, economic, currency, legal and social risks. These risks are highlighted below and discussed further in "THE RUSSIAN FEDERATION."

  Political Risks. The Russian Federation emerged in 1991 from the former Soviet Union as an independent state, and the politics of the Russian Federation have been characterized by considerable instability and uncertainty. The institutions of government and the relations between them, and governmental policies and the political leaders who formulate and implement them, have been subject to rapid and dramatic change including the use of military force. Yeltsin's reelection as President of Russia in July 1996 represents a victory for proponents of market reform. Yeltsin's health is generally viewed as poor, however, and his death in office would trigger new presidential elections within three months. New personalities could introduce a change in foreign investment policies. In particular, since gold is of national monetary significance, policies relating to its purchase by the government and its export may be viewed as particularly sensitive. Such changes could include revisions or rejections of current policies, laws or regulations that may have favored foreign investment, including legislative and administrative attempts to reverse Presidential decrees, executive initiatives and administrative interpretations that favored foreign investors and stringent economic reform measures. There can be no assurance that economic reforms will continue or that industries deemed of national or strategic importance like gold production would not be nationalized. Changes in policy that are hostile to foreign investment or that alter laws regulating gold could have a material adverse effect on the Kubaka Project. The Company has sought to reduce its exposure to political risks by obtaining $36 million of political risk insurance, although such coverage is subject to extensive procedural and coverage limitations, long waiting periods, burdens of proof and numerous conditions to recovery. See "THE KUBAKA PROJECT--Political Risk Insurance."

  Currency Risks. The value of the Russian rouble against the US dollar has fluctuated significantly in the past. In October 1994, for example, the rouble fell from just under 3,000 per dollar to nearly 4,000 per dollar in two days, and then rebounded to under 3,000 per dollar in the next two days. However, the rate of rouble decline against the US dollar, as reflected in the exchange rate, has decreased significantly since the introduction by the Russian Federation Central Bank in July 1995 of the so-called "rouble corridor," under which the rouble/dollar exchange rate was permitted to decline steadily from 4,300 roubles per dollar to 5,150 roubles per dollar in July 1996. Since then, the rouble corridor has been replaced by a "crawling peg" mechanism with a similar stabilizing effect on the exchange rate (5,476 roubles per dollar in mid-November 1996) and on the inflation rate (1.2% for October 1996). During this period of relative exchange rate stability, prices for goods and services in Russia have risen in rouble and dollar terms, thereby depressing margins for export-oriented businesses in Russia. In addition to risks associated with the rouble exchange rate not keeping pace with inflation, there is also a risk of inadequate supplies of roubles resulting in delays in payment for rouble denominated obligations in the Russian Federation.

  The Kubaka Project and its financing arrangements have been structured in an attempt to mitigate these risks, primarily through terms that require payment for gold in advance of delivery and at then current London gold prices and exchange rates, payable 50% in dollars and 50% in roubles (which is expected to be roughly equivalent to the Kubaka Project's rouble expenses), and terms that permit Omolon to export gold under certain circumstances. See "THE KUBAKA PROJECT--Project Financing" and "THE KUBAKA PROJECT--Gold Sales Arrangement."

  It is currently government policy to allow the repatriation by foreign investors of profits earned in Russia, provided that certain banking procedures are followed and relevant taxes are paid. See "THE RUSSIAN FEDERATION--Repatriation and Exchange Controls."

  The Company's investment in the Kubaka Project does face currency related risks, which could be significant in the event of inflation in expenses denominated in roubles exceeding exchange rates or if new restrictions on rouble convertibility are introduced.

  Economic Risks. Until 1991, the economy of Russia was administered by the central authorities of the former Soviet Union. Confronted with the collapse of those authorities and the command economy they managed, and the resulting economic crisis, the government of Russia has been attempting to implement policies of economic reform and stabilization. These policies have involved freeing many prices from central control, reducing defense expenditures and subsidies for state-owned enterprises, privatizing many state-owned enterprises, reforming the tax system, introducing legal structures designed to facilitate private, market-based activities, and encouraging foreign trade and investment. While these policies have met with some success, notably the implementation of the mass privatization program, the economy of Russia remains characterized by inflation, unemployment, business failures, high levels of taxation, unstable fiscal policy and legal uncertainty and the possibility of widespread bankruptcies, mass unemployment, labor unrest and the collapse of certain sectors of the economy. High levels of inter-enterprise business debt (generally resulting from the failure of government supported enterprises to pay for goods and services) and government borrowing may also have serious economic ramifications, delay or non-payment by Russian companies of workers' salaries. In addition, the Russian Government has supported a large number of Russian companies that are technically insolvent. Moreover, there is a lack of political consensus as to the scope, content and pace of economic reform. No assurance can be given that reform policies will continue to be implemented in Russia and that the country will remain receptive to foreign trade and investment.

  Legal Risks. As part of the effort to transform its command economies into market economies, the Russian government has introduced rapidly laws (including Part I and Part II of the new Civil Code adopted in 1995 and 1996, respectively), regulations and legal structures intended to give participants in the economy a greater degree of confidence in the legal validity and enforceability of their obligations. However, the lack of consensus about the scope, content and pace of economic and political reform and the speed with which legislation has been drafted, has resulted in legislation that is ambiguous and, in many instances, has left key issues unresolved. In many areas, legislation has not been enacted yet, and where it has been enacted, it often contemplates implementing regulations that have not been promulgated yet. These factors, combined with the rapid pace of legislation, have led to conflicting requirements, overlapping jurisdictions and substantive gaps. The result has been numerous "grey areas," particularly in corporate law, commercial and contract law, currency law, environmental law, securities law, foreign trade and investment law, natural resources law and tax law. Moreover, the absence of definitive administrative or judicial interpretations of many of the provisions of these new laws is a further source of uncertainty, and Russian regulators and judges are often unfamiliar with the legal concepts generally applicable in a market economy. Finally, the absence of a tradition in Russia of an experienced, independent and impartial judiciary adds a further element of instability to the application of these new laws. No assurance can be given that the uncertainties associated with the existing and future laws and regulations of Russia will not have a material adverse effect on the Kubaka Project.

  The existing business culture in Russia continues to be influenced by attitudes formed in the period of the Soviet command economy, in which survival often depended on implementing instructions from state authorities and finding ways to avoid application of laws and performance under agreements. As a result, the commitment of local business people and government officials and agencies to resolving business disputes within the judicial system and to abiding by legal requirements and negotiated agreements is still uncertain. This creates particular concerns with respect to agreements, licenses and administrative approvals for businesses such as those of Omolon. In this environment of political and legal volatility, administrative interpretations and approvals may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. Although the Company will have insurance to protect itself from such events, there can be no assurance that the scope of coverage or the proceeds from such insurance would be adequate to compensate the Company for losses it may sustain.

  Social Risks. The political and economic changes in Russia in recent years have resulted in significant dislocations, as existing structures of authority have collapsed and new ones are only beginning to take shape. Significant organized criminal activity has arisen, particularly in large metropolitan centers. This activity is reported to involve demands for protection money, requirements to work with specific entities controlled by organized crime, damage or destruction of property belonging to businesses not willing to cooperate with organized crime and physical violence directed at employees of such businesses. Moreover, the combination of the sudden loss of the tight social control that was characteristic of the Soviet Union, a large but poorly paid police force, an increase in unemployment, an influx of unemployed persons from outlying areas to metropolitan centers and a decline in real wages has led to a substantial increase in property crime in large cities and to labor and political unrest. While the Kubaka Project has not been affected materially by these factors to date, no assurance can be given that they will not have a material adverse effect in the future. See "THE RUSSIAN FEDERATION--Social Conditions" and "THE RUSSIAN FEDERATION--Organized Crime."

  THE SPECIAL COMMITTEE, ACTING ON BEHALF OF THE BOARD, HAS APPROVED AND RECOMMENDS THAT STOCKHOLDERS APPROVE THE PROPOSAL.

OPINION OF FINANCIAL ADVISOR REGARDING THE ACQUISITION

  The Board retained Salomon Brothers to render an opinion to its Special Committee in connection with the Company's proposed purchase of Cyprus Amax's interest in the Kubaka Project in the Magadan Region of the Russian Federation. At a meeting of the Special Committee held on October 9, 1996, Salomon Brothers delivered its oral opinion to the Special Committee that, as of such date, the "Transaction" (defined for purposes of the Salomon Brothers' opinion to be the acquisition by the Company of 50% of the common stock of Omolon from Cyprus Amax) pursuant to the terms and conditions of the Acquisition Agreement, is fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates. Salomon Brothers confirmed its opinion by delivery of a written opinion to the Special Committee of the Board, dated October 9, 1996.

  A copy of the Salomon Brothers' opinion, dated October 9, 1996, is attached as Appendix B to this Consent Solicitation Statement and sets forth the assumptions made, matters considered and limits on the review undertaken. Stockholders are urged to read the opinion in its entirety. Salomon Brothers' opinion is directed only to the fairness, from a financial point of view, of the Transaction to the Company's stockholders, exclusive of Cyprus Amax and its affiliates, and does not constitute a recommendation to any stockholder of the Company as to whether such holder should consent. Salomon Brothers had no role in the determination of the terms of the Acquisition Agreement, the Transaction or any related agreements or in the negotiation thereof. The terms of the Acquisition Agreement, the Transaction and related agreements were determined solely through negotiations between the Company and Cyprus Amax. The summary of the opinion of Salomon Brothers set forth in this Consent Solicitation Statement is qualified in its entirety by reference to the full text of such opinion.

  In connection with its opinion, Salomon Brothers reviewed and analyzed, among other things, the following: (i) the Acquisition Agreement; (ii) a draft, dated September 30, 1996, of the preliminary consent solicitation statement of the Company; (iii) certain publicly available business and financial information concerning the Company and Cyprus Amax; (iv) certain internal information primarily financial in nature (including projections, forecasts, estimates and analyses prepared by or on behalf of the Company's management), concerning (a) the business, assets, liabilities, operations and prospects of the Company and (b) the business, assets, liabilities, mineralization, operations and prospects of Omolon; (v) certain publicly available and other information concerning the trading of, and the trading market for, the publicly traded securities of the Company; (vi) certain publicly available information with respect to other companies that Salomon Brothers believed to be comparable in certain respects to the Company; (vii) certain publicly available information with respect to other companies that Salomon Brothers believed to be comparable in certain respects to the Kubaka Project; (viii) certain publicly available information with respect to other merger and acquisition transactions that Salomon Brothers believed to be comparable in certain respects to the Transaction; and (ix) such other information that Salomon Brothers considered relevant to its inquiry. Salomon Brothers also held discussions with certain members of the Company's senior management and its representatives about the Company's views as to the financial and other information described above and other matters Salomon Brothers believed relevant to its inquiry.

  In arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed for Salomon Brothers or publicly available and did not attempt independently to verify any of such information, including, without limitation, the Company's views discussed above, nor did Salomon Brothers assume any responsibility for independent verification of any of such information. Salomon Brothers also relied upon the reasonableness and accuracy of the financial projections, forecasts, estimates and analyses, including, without limitation, those projections, forecasts, estimates and analyses related to the cash flows and value of assets and current and contingent liabilities of both the Company and Omolon provided to or reviewed by Salomon Brothers, and Salomon Brothers assumed that they were all reasonably prepared in accordance with accepted industry practice on bases reflecting the best currently available estimates and judgment of the Company's management.

  To the extent that evaluation of the Transaction required analysis of legal, as opposed to financial, matters, including, without limitation, all matters related to foreign laws affecting the economics of the Kubaka Project and contingent liabilities, Salomon Brothers relied, with the Company's consent, on the views of the Company and its counsel with respect to these matters. Without limiting the generality of the foregoing, Salomon Brothers relied upon, and did not assume any responsibility for an independent verification of, the assumption that the Company will be entitled upon consummation of the Transaction to realize the anticipated benefits of its proposed ownership interest in the Kubaka Project, without regard to any changes in applicable law or political circumstances.

  Salomon Brothers did not make or obtain any independent evaluations or appraisals of the Kubaka Project or any of the Company's assets, properties, liabilities or securities, nor was Salomon Brothers furnished with any such evaluations or appraisals other than certain feasibility studies, reserve reports and evaluations provided to it by the Company. Salomon Brothers did not participate in the negotiations between the parties, and was not authorized to, and Salomon Brothers did not, solicit or investigate alternative transactions which might be available to the Company.

  In conducting its analysis and arriving at its opinion, Salomon Brothers considered such financial and other information, including the financial and non-financial judgments and views of the Company's senior management and representatives, along with other factors including, without limitation, the information (including the financial projections, forecasts, estimates and analyses) discussed above, as Salomon Brothers deemed appropriate under the circumstances. In addition, Salomon Brothers took into account its assessment of general economic, market and financial conditions generally and the particular circumstances applicable to the Company and/or the Kubaka Project. In all cases, Salomon Brothers' opinion necessarily is based upon conditions and circumstances as they existed and could be evaluated as of the date thereof and does not address the underlying business decision of the Company to effect the Transaction or constitute a recommendation to any holder of Common Stock as to whether such stockholder should consent with respect to the Transaction. Salomon Brothers' opinion addresses only the fairness of the Transaction.

  The following is a summary of the material analyses presented by Salomon Brothers to the Special Committee in connection with its opinion dated October 9, 1996.

  (i) Stock Trading History. Salomon Brothers examined the history of trading prices, volume, relative price performance and volatility for the Company's Common Stock. Salomon Brothers noted that since June 30, 1989, the Company's Common Stock had closed as high as $20.250 per share and as low as $4.50 per share. Over the 52 week period ended September 24, 1996, it had closed between $9.625 per share and $5.25 per share.

  (ii) Discounted Cash Flow Analysis. Salomon Brothers calculated the present value of the expected cash flows of the Kubaka Project, utilizing a discounted cash flow ("DCF") methodology. The DCF utilized by Salomon Brothers valued the Kubaka Project by estimating the present value of future free cash flows available to the Company from the Kubaka Project over a eight-year period beginning in 1997 and ending in 2004, plus the present value of the potential residual value of the mine at the end of such period. Free cash flow represents the amount of cash generated by the Kubaka Project and available for dividend payments after providing for the ongoing operations of the project. In performing its financial analysis, Salomon Brothers assumed a proven and probable reserve base of approximately 1.294 million contained ounces of gold would be provided with a 96.5% recovery rate, with production assumed to commence in 1997. This life-of-mine calculation assumes that no new ounces of proven and probable reserves are found, although ongoing exploration expenditures will be incurred. The analysis was based upon forecasts provided by the Company's senior management for the development and operation of the Kubaka Project during the 1997-2004 period. Salomon Brothers relied upon the accuracy and completeness of such forecasts, and assumed that they were all reasonably prepared in accordance with accepted industry practice on bases reflecting the best currently available estimate and judgment of the Company's management. Salomon did not attempt independently to verify any of such information nor did Salomon Brothers assume any responsibility for independent verification of any such information. To capture the residual value of the mine upon depletion of the current assumed reserve base, a "Blue Sky" coefficient was applied to the present value of the cash flows. The range of Blue Sky coefficients considered was 5% to 55% for the Kubaka Project and the discount rates used ranged from 10% to 25%. Such forecasts are based upon many factors and assumptions, many of which are beyond the control of the Company. Selecting any particular Blue Sky coefficient or discount rate is necessarily subject to greater uncertainty than forecasts generally and, accordingly, Salomon Brothers analyzed a range of Blue Sky coefficients and discount rates in order to provide a range of present values. Based upon this analysis, Salomon Brothers calculated implied firm values for 50% of Omolon ranging from $162 million to $251 million.

  Salomon Brothers also calculated the present value of the expected cash flows of one share of Common Stock utilizing DCF methodology. The DCF utilized by Salomon Brothers valued one share of the Common Stock by estimating the present value of future free cash flows available to the common stockholders over the five-year period ending December 31, 2000, plus the present value of the Company at that time calculated through a multiple of production of the Company in fiscal year 2000. The analysis was based upon forecasts provided by the Company's senior management for operating results during the 1996-2000 period on a stand-alone basis (without giving effect to the Transaction). The range of terminal multiples of production considered was $1,000/oz to $2,000/oz and the range of discount rates used was 0% to 8%. Selecting any particular terminal multiple of production or discount rate is necessarily subject to greater uncertainty than forecasts generally and, accordingly, Salomon Brothers analyzed a range of terminal multiples of production and discount rates in order to provide a range of present values. Based upon this analysis, Salomon Brothers calculated implied equity values of the Common Stock ranging from $3.00 to $6.00 per share. The closing price of the Common Stock on October 8, 1996 was $5.750 per share.

  (iii) Comparable Company Analysis. In analyzing the value of Omolon, Salomon Brothers compared certain selected stock market, production and reserve and resource base data and financial ratios for groups of selected gold development companies and selected gold producing companies. The analysis relied upon Company information that was provided by the Company's senior management. Salomon Brothers did not attempt independently to verify any of such information nor did Salomon Brothers assume any responsibility for independent verification of any such information. Such data and ratios for gold producing companies included, among other things, (a) equity market capitalization, (b) firm value capitalization and (c) firm value to (i) proven and probable reserves and (ii) projected annual production for fiscal years 1996 through 1998. Such data and ratios for gold development companies included, among other things, (a) projected production for fiscal years 1996 through 1998, (b) equity market capitalization, (c) firm value capitalization and (d) firm value to (i) proven and probable reserves and (ii) projected annual production for fiscal years 1996 through 1998. In addition, Salomon Brothers compared the history of trading prices, volume, relative price performance of the Common Stock and the common stock of Star Mining Corporation N.L., a publicly traded gold mining company whose primary asset is the Sukhui Log Mining Project in Russia. Based upon this analysis, Salomon Brothers calculated implied firm values for 50% of Omolon ranging from $130 million to $340 million.

  In analyzing the value of the Common Stock, Salomon Brothers compared selected historical stock market, production, reserve and resource base, cash flow and earnings data and financial ratios for the following groups of selected publicly traded gold companies and the companies indicated within each such group: (a) "top-tier" companies: Barrick Gold Corp., Battle Mountain Gold Company, Echo Bay Mines Ltd., Homestake Mining Company, Newmont Mining Corporation, Placer Dome Inc. and Santa Fe Pacific Gold Corporation; (b) "middle-tier" companies: Agnico-Eagle Mines Limited, Cambior Inc., Coeur d'Alene Mines Corporation, Getchel Gold Inc., Hecla Mining Company, Kinross Gold Corporation, Pegasus Gold Inc., Royal Oak Mines Inc. and TVX Gold Inc.; and (c) "junior-tier" companies: Bema Gold Corporation, Canyon Resources Corporation, Dayton Mining Corporation, Meridian Gold Inc., Glamis Gold Ltd., Golden Knight Resources Inc., MK Gold Company, Rayrock Yellowknife Resources, Inc., Viceroy Resource Corporation and Wharf Resources Ltd. The analysis relied upon Company information that was provided by the Company's senior management. Salomon Brothers did not attempt independently to verify any of such information nor did Salomon Brothers assume any responsibility for independent verification of any such information. Such data and ratios included, among other things, (a) equity market capitalization, (b) firm value capitalization, (c) firm value to (i) proven and probable reserves, (ii) fiscal year 1995 production, (iii) projected annual production for fiscal years 1996 through 1998 and (iv) latest twelve month earnings before interest, taxes, depreciation and amortization ("EBITDA") and (d) current stock prices to (i) latest twelve month earnings per share, (ii) fiscal year 1996 estimated earnings per share (as estimated by Institutional Brokers' Estimate System as of September 19, 1996 ("IBES")) and (iii) fiscal year 1996 estimated earnings per share (as estimated by IBES). An analysis of firm value to current proven and probable reserves for top-tier companies, middle-tier companies and junior-tier companies yielded median multiples of $160 per contained ounce, $100 per contained ounce and $93 per contained ounce, respectively. This compares to a firm value to current proven and probable reserves multiple for the Company of $108 per contained ounce and a purchase price pursuant to the Acquisition Agreement of $135 per contained ounce. Based upon this analysis, Salomon Brothers calculated implied equity values of the Common Stock ranging from $1.30 to $5.09 per share. The closing price of the Common Stock on October 8, 1996 was $5.750 per share.

  No company used in the above analysis as a comparison is identical to the Kubaka Project, Omolon or the Company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in companies and other factors that could affect the public trading value of the companies to which they are being compared.

  (iv) Merger and Acquisition Transaction Analysis. In analyzing the value of Omolon, Salomon Brothers also reviewed the consideration paid or proposed to be paid in selected acquisition transactions involving gold mining assets. Salomon Brothers identified and analyzed approximately 500 separate acquisition transactions involving gold mining assets and segmented this diverse universe into twelve distinct groups, based upon the geographical location and stage of development of the target gold mining asset. Specifically, Salomon Brothers examined acquisition transactions in Russia, as well as the acquisition of assets in various stages of development, including exploration, prefeasibility, feasibility, development and production. Salomon Brothers considered multiples similar to those described above in "(iii) Comparable Company Analysis." The multiple of firm value to proven and probable reserves resulting from this analysis yielded a range of median multiples of $3 per contained ounce to $446 per contained ounce. In comparison, the purchase price pursuant to the Acquisition Agreement is $135 per contained ounce. Based upon this analysis, Salomon Brothers calculated implied firm values for 50% of Omolon ranging from $36 million to $262 million.

  In analyzing the value of the Common Stock, Salomon Brothers reviewed certain data and ratios, including a firm value to proven and probable reserves ratio, in certain North American transactions involving gold producing companies since 1988. Based upon this analysis, Salomon Brothers calculated implied equity values of the Common Stock ranging from $4.52 to $7.59 per share. The closing price of the Common Stock on October 8, 1996 was $5.750 per share.

  Based upon the foregoing analyses, Salomon Brothers estimated the present value of all Common Stock consideration payable by the Company to be approximately $91.3 million based on the October 8, 1996 closing price of the Common Stock of $5.750 per share and the value of the Cyprus Magadan common stock to be received by the Company, utilizing the DCF analysis, one of many possible evaluation methodologies, to be between $49 million and $169 million.

  In arriving at its opinion presented to the Special Committee on October 9, 1996, Salomon Brothers performed certain financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Accordingly, the summary set forth above does not purport to be a complete description of Salomon Brothers' analyses. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Salomon Brothers to exercise its professional judgement--based on its experience and expertise--in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Salomon Brothers was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Salomon Brothers did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Salomon Brothers considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Salomon Brothers did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. In addition, with reference to the comparable company and merger and acquisition analyses, Salomon Brothers made qualitative judgments as to which companies and transactions were the most comparable to the Company and the Acquisition with respect to (i) relative grade of mineable reserves, (ii) relative stage of development, (iii) the mining technique to be employed (i.e. open pit as opposed to underground), and (iv) and relative estimates of cash costs of production. The focus on these factors led Salomon Brothers to discount the low end of the valuation ranges derived from the merger and acquisition transactions and the discounted cash flow analyses and to emphasize the mid to upper ends of such valuation ranges. Salomon Brothers believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses could create an incomplete view of the process underlying the analyses. In performing its evaluations and analyses, and in considering such factors, Salomon Brothers made numerous assumptions with respect to industry performance, precious metals prices, foreign currency prices, the Company's existing and future prospects, the Company's working capital needs, general business and economic conditions and other matters, many of which are beyond the control of the Company. Among other assumptions, Salomon Brothers undertook its analysis based upon the following key assumptions: (i) the Company issued shares of Common Stock to purchase the Stock of Omolon based upon the 10-day average closing price for the period ended October 16, 1995 of $5.9375 per share; (ii) the Kubaka Project has proven and probable reserves (as measured by the Securities and Exchange Commission definition) of 2.588 million contained ounces of gold, 50% of which, or 1.294 million contained ounces of gold, existed for the account of Cyprus Amax as of October 8, 1996; and (iii) the Kubaka Project operates consistent with the operating and financial projections provided to Salomon Brothers by the Company's senior management. The analyses which Salomon Brothers performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The evaluations were undertaken and the analyses were prepared solely as a part of Salomon Brothers' analysis of the fairness, from a financial point of view, of the Transaction to the stockholders generally (solely in their capacity as such), exclusive of Cyprus Amax and its affiliates.

  Salomon Brothers is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes.

Salomon Brothers was retained on the basis of such expertise, its reputation and knowledge of the Company and its business. Salomon Brothers previously rendered certain financial advisory and investment banking services to the Company unrelated to the Transaction for which Salomon Brothers received customary compensation. In the ordinary course of its securities business, Salomon Brothers trades the debt and equity securities of the Company and Cyprus Amax for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  The Company has agreed to pay Salomon Brothers $770,000 in the aggregate for its investment banking services in connection with the Transaction. The Company has also agreed to reimburse Salomon Brothers for its out-of-pocket expenses, including reasonable fees and disbursements of counsel. The Company has agreed to indemnify Salomon Brothers and its affiliates, their directors, officers, partners, agents and employees and each person, if any, controlling Salomon Brothers or any of its affiliates against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement. The Company paid Salomon Brothers $250,000 in April 1995 for its investment banking services in connection with the Company's option to purchase an interest in another gold exploration prospect from Cyprus Amax. The Company paid Salomon Brothers $175,000 in March 1995 for its investment banking services in connection with rendering its opinion in connection with the DOCLOC I Amendment and DOCLOC II and $150,000 in 1994 for its investment banking services in connection with rendering an opinion in connection with the original DOCLOC I. Additionally, Salomon Brothers was the lead manager (for which it received customary compensation) on a $92 million convertible preferred stock offering, unrelated to the Transaction, which closed in August 1994.

  The Company has agreed with Salomon Brothers that, if prior to the Transaction or within two years following the consummation thereof, the Company or any of its affiliates determines to sell in a public offering or a private placement, any debt securities (other than senior bank debt) or equity securities, the Company or such affiliates would afford Salomon Brothers a reasonable opportunity to compete to be retained as an underwriter (in the case of a public offering) or as a placement agent (in the case of a private placement where a placement agent is used) of such debt or equity securities. Any such sale of securities would be pursuant to an underwriting agreement or placement agent agreement, as the case may be, containing customary representations, warranties, covenants, conditions and indemnities and providing for customary underwriting discounts or placement fees.

CONSENT OF CYPRUS AMAX; INTENTION OF THE DIRECTORS AND EXECUTIVE OFFICERS

  As of the Record Date, Cyprus Amax owned approximately 51.2% of the outstanding shares of Common Stock. The consent of Cyprus Amax will be sufficient to approve the Proposal without the consent of any other stockholder. Cyprus Amax has agreed to consent to the Proposal and has advised the Company that Cyprus Amax will deliver its written consent on December 23, 1996.

  The directors and executive officers of the Company (with four of the seven directors and one of the eight executive officers being directors and/or executive officers of Cyprus Amax), holding in the aggregate less than 1% of the shares of Common Stock as of the Record Date, have advised the Company that they intend to give their written consent to the Proposal.

EFFECTS OF THE PROPOSAL UPON RIGHTS OF EXISTING HOLDERS OF COMMON STOCK

  Assuming the issuance of the shares of Common Stock to Cyprus Amax under the Acquisition Agreement as proposed in this Consent Solicitation Statement (omitting any Contingent Payment Shares potentially issuable under the Acquisition Agreement), the percentage of the Company's voting securities owned of record by existing holders of shares of Common Stock, other than Cyprus Amax, will be reduced significantly. The Proposal, if approved by stockholders, would reduce the ownership interest of existing holders of outstanding shares of Common Stock, other than Cyprus Amax, to approximately 40.9% (assuming issuance of both the Closing Shares and the Production Shares) or 42.5% (assuming issuance of only the Closing Shares) and increase

Cyprus Amax's record ownership to approximately 59.1% or 57.5%, respectively, of the outstanding shares of Common Stock.

  As a result of Cyprus Amax's rights under existing agreements that permit the issuance of Common Stock in lieu of outstanding indebtedness and other obligations, Cyprus Amax is deemed to be the beneficial owner of 64,983,326 shares or approximately 57.9% of the shares of Common Stock. If stockholders approve the Proposal, Cyprus Amax's beneficial ownership of the shares of Common Stock would increase to approximately 63.2% (assuming issuance of both the Closing Shares and the Production Shares) or 61.9% (assuming issuance of only the Closing Shares), in each case, omitting any Contingent Payment Shares potentially issuable under the Acquisition Agreement. Cyprus Amax's ownership is subject to increase in the event the Company elects to satisfy certain potential obligations to make payments by issuing shares of its Common Stock pursuant to the Company's agreement to guaranty loans by Cyprus Amax in the event Omolon has liquidity needs in the future. See "--THE ACQUISITION AGREEMENT--Project Liquidity Needs."

  The percentage of the Company's voting securities owned of record by existing holders of shares of Common Stock, other than Cyprus Amax, is subject to significant reduction as a result of the approval of stockholders on September 19, 1996 of the Fort Knox Financing Arrangement with Cyprus Amax. The number of shares of Common Stock that may be issued by Cyprus Amax under the Fort Knox Financing Arrangement will depend on the actual amount borrowed under the Demand Loan Facility, Cyprus Amax's decision to satisfy borrowings under the Demand Loan Facility and/or related interest and fee obligations with shares of Common Stock, whether the Cyprus Amax Guaranty is called and the price per share of Common Stock at the time payments are requested. The actual amount borrowed under the Demand Loan Facility will depend on a number of factors, including, without limitation, the actual cost to complete the Fort Knox project, the availability of third party debt or equity financing on attractive terms to fund a portion of such costs and Cyprus Amax's discretion in making additional funding available under such facility. Accordingly, the Company can not predict with certainty the number of additional shares of Common Stock that will be issued to Cyprus Amax under the Fort Knox Financing Arrangement. The Company would issue to Cyprus Amax between approximately 28.3 million and 46.3 million shares (based on an assumed price per share of Common Stock of $6.00) under the transactions contemplated by the Proposal, assuming that Cyprus Amax elects to receive payment in shares of Common Stock, that the Cyprus Amax Guaranty is not called and that between $150 million and $250 million is borrowed under the Demand Loan Facility (with interest accruing over the period from November 1, 1996 to December 31, 1997). The Financing Arrangement could reduce the interest of existing holders of outstanding shares of Common Stock, other than Cyprus Amax, based on the above assumptions from approximately 47.5% to between approximately 32.4% and 37.0% and increase Cyprus Amax's record ownership from approximately 52.5% to between approximately 67.6% and 63.0% of the outstanding shares of Common Stock.

  If all of the shares of Common Stock issuable to Cyprus Amax in connection with the Acquisition, the Fort Knox Financing Arrangement, DOCLOC I and the Stock Issuance Agreement were issued to Cyprus Amax, the ownership percentage of existing holders of outstanding shares of Common Stock, other than Cyprus Amax, would be reduced to between approximately 27.0% and 30.1% and Cyprus Amax's ownership would increase to between approximately 69.9% and 73.0%.

  Cyprus Amax, as the holder of greater than 50 percent of the outstanding shares of Common Stock, will continue to be able to elect all the directors of the Company and to direct corporate policy.

           SELECTED FINANCIAL AND PRO FORMA DATA FOR THE COMPANY(1)

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

  The following table presents selected consolidated financial data for the year ended December 31, 1995 and the nine months ended September 30, 1996 and pro forma data to give effect to the Acquisition, including the issuance of 16,000,000 shares of Common Stock to Cyprus Amax pursuant to the Acquisition Agreement (assuming issuance of both the Closing Shares and the Production Shares and omitting any Contingent Payment Shares potentially issuable under the agreement), as if the Acquisition had occurred on December 31, 1995 and September 30, 1996. The selected consolidated financial information for the year ended December 31, 1995 is derived from the audited Financial Statements of the Company. The selected consolidated financial information for the nine months ended September 30, 1996 is derived from the unaudited Quarterly Financial Statements of the Company. The selected financial data should be read in conjunction with the Company's Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" attached as Appendix C to this Consent Solicitation Statement.

                                              YEAR ENDED     NINE MONTHS ENDED
                                           DECEMBER 31, 1995 SEPTEMBER 30, 1996
                                           ----------------- ------------------
STATEMENT OF OPERATIONS DATA:
  Revenues................................      $ 96.6             $ 74.6
  Loss from operations....................       (17.2)              (3.6)
  Net loss................................       (23.9)              (7.7)
  Loss attributable to common shares......       (30.8)             (12.8)
  Loss per common share...................        (.36)              (.13)
  Weighted average common shares
   outstanding............................        86.5               96.5

                                DECEMBER 31, 1995         SEPTEMBER 30, 1996
                             ------------------------- -------------------------
                                         PRO FORMA                 PRO FORMA
                             ACTUAL  AS ADJUSTED(2)(3) ACTUAL  AS ADJUSTED(2)(3)
                             ------  ----------------- ------  -----------------
BALANCE SHEET DATA:
  Current assets............ $ 65.2       $ 65.2       $ 56.8       $ 56.8
  Total assets..............  611.1        734.5        753.9        877.3
  Current liabilities.......   42.8         42.8        150.2        150.2
  Long-term debt............  243.2        315.2        291.5        363.5
  Shareholders' equity......  296.3        347.7        284.1        335.5
  Accumulated deficit.......  (46.3)       (46.3)       (59.1)       (59.1)

--------
(1) Selected financial data for Cyprus Magadan has not been shown, as the operations of Cyprus Magadan consist only of its investment in Omolon, and Omolon has had no operations to date and is capitalizing construction costs (approximately $106 million and $190 million as of December 31, 1995 and September 30, 1996, respectively) in accordance with generally accepted accounting principles. See "THE KUBAKA PROJECT--Project Financing."
(2) As adjusted column includes $72.0 million in capital expenditures for the Company's 50% share of the $130.0 million loan guaranteed by Cyprus Amax until project completion (as defined in the Project Loan Agreements) of the Kubaka Project and the $14 million Subordinated Loan.
(3) Purchase of the Kubaka Project from Cyprus Amax recorded at historical cost of $51.4 million in accordance with required accounting treatment of transfers between members of a control group. The $51.4 million includes the $43.2 million capital contribution of Cyprus Magadan to Omolon and $8.2 million of capitalized interest.

                            THE RUSSIAN FEDERATION

  The information presented in this section has been derived from publicly available documents which have not been prepared or independently verified by the Company or any of its affiliates or advisers in connection with the submission of the Proposal to stockholders.

  Established in 1922, the Soviet Union was comprised of fifteen republics, of which the Russian Federation was the largest. The Russian Federation became an independent sovereign republic in 1991. It is the largest member of the Commonwealth of Independent States (the "CIS") and is a member of the United Nations and the International Monetary Fund (the "IMF"). The Russian Federation was granted General Agreement on Trade and Tariffs ("GATT") observer status in 1992. It also has been granted Most Favored Nation status by some nations of the Organization for Economic Cooperation and Development. Russia has an area of approximately 17.1 million square kilometers, approximately 76% of the former Soviet Union's territory. The population of Russia is approximately 150 million.

  The following discussion is presented to provide a general overview of the political, economic, social and legal environments in the Russian Federation. Although many events in these arenas will not affect directly the Company's investment in the Kubaka Project, since gold is a monetary asset, policies relating to gold production, payment terms by the government, export and similar matters may be particularly subject to change in the event of political and economic crisis.

POLITICAL STRUCTURE AND POLITICAL DEVELOPMENTS

  There has been a fair degree of political instability in Russia since the dissolution of the Soviet Union, and recent events have heightened concern about Russia's future political stability.

  During the summer and early fall of 1993, attempts by the Russian Government, headed by President Yeltsin, to implement an economic reform program were stymied by bitter political feuding with the generally conservative Russian Parliament, leading to virtual legislative gridlock. In October 1993, President Yeltsin dissolved the Parliament, resulting in a violent confrontation between elements in the Parliament building and the government, which was supported by the military. A new constitution, drafted largely by President Yeltsin's Government, was adopted in 1993 by national referendum. The constitution enhanced the President's powers through the creation of a presidential republic with a Federal Assembly consisting of an upper house (the Federation Council) and a lower house (the State Duma) and a Prime Minister appointed by the President.

  In December 1995, the second election for the Federal Assembly was held under the new constitution. Opposition parties espousing nationalist, anti-Western and anti-reform views, mainly consisting of the Communist Party and the Liberal Democratic Party, won a significant number of the seats in the State Duma, giving such forces considerable influence in the legislative process.

  President Yeltsin won another four year term in the June/July 1996 presidential elections. A number of key personnel changes occurred following his reelection, with key privatization reformer Anatoly Chubais becoming head of the President's administration, and Viktor Chernomyrdin retaining his post as prime minister. The losers were a number of advisers who were widely perceived as impediments to the reform process.

  President Yeltsin's health is generally viewed as poor. In the event of Yeltsin's death in office, the Russian Constitution provides that he will be succeeded by the prime minister, who has three months in which to organize new presidential elections. Yeltsin's government continues to be unpopular for its prosecution of the war in Chechnya, in which an estimated 30,000 people died, and for failure of the benefits of economic reform to reach larger sectors of the population, many of whom have not been paid for months. Legislative tensions are bound to occur between a Parliament dominated by anti-reform politicians and a reform-minded government.

  The relationship between the Russian central authorities and regional administrations also has been unstable since the collapse of the Soviet Union. Regional authorities and the governments of the semiautonomous regions and republics in the Russian Federation have continued to press for greater autonomy. The Russian Government has entered into agreements, without Parliamentary approval, with certain of such regions and republics, granting them greater political control and control over resources. Events in Chechnya, though this may be an extreme example, demonstrate the potential for such conflicts to erupt into violence.

  Another element that may have an impact on the political stability of Russia is the position of the military. The size of Russia's military forces has been reduced, but Russia retains a large standing army. The military, once one of Russia's most powerful institutions, has been subjected to budget cuts and threatened with further cuts. The incomes of members of the military have fallen faster than those in the private sector. Concerted opposition by the military to these developments could lead to political instability.

ECONOMIC CONDITIONS

  Russia has experienced a number of economic problems since the dissolution of the Soviet Union in 1991. Official statistics indicate that industrial production and the gross national product have fallen, prices have increased and foreign trade has declined, though it has recovered in the last three years. Russia's foreign debt is expected to increase following the rescheduling of foreign commercial debt (the principal terms of which were agreed to at a meeting with the London Club of Commercial Lenders on November 16, 1995), the rescheduling of its sovereign debt at the Paris Club of Sovereign Lenders earlier this year and the disbursement, over the course of 1996, of a $10 billion IMF loan. While official statistics with respect to income may be distorted by significant under-reporting, the possibility of widespread bankruptcies, mass unemployment, labor unrest and the total collapse of certain sectors of the economy continues to exist.

  Despite the dissolution of the Soviet Union, the economic structures that formed the basic elements of the Soviet command economy, such as the state enterprises and state control of resources, did not disappear automatically, and many remain in place for the foreseeable future. In an effort to move Russia quickly away from the command-administrative system and decentralize the distribution system, the Russian Government instituted a series of measures in 1992 with emphasis on financial stabilization and price liberalization. Since then, Russia has freed prices on 80% of wholesale goods and 90% of retail goods, reduced expenditures on defense, decreased state subsidies in order to reduce the budget deficit, introduced a large VAT, launched privatization programs and loosened foreign trade regulations.

  Nevertheless, these reforms have been only partially successful to date. Significant divisions continue to exist within and among the Government, Parliament and regional administrations concerning the proper scope, content and pace of economic and political reform in Russia. President Yeltsin's administration continues to face political opposition to its market reforms from the anti-reform dominated Parliament and may suffer from tensions within the administration as the top figures jockey for influence under an ailing President. The high level of inter-enterprise debt, the prospect of widespread insolvency in the banking sector and the low level of tax recovery by the state remain economic obstacles.

  Since the dissolution of the Soviet Union, price liberalization has been followed by severe inflation. Between December 1991 and December 1992, consumer prices increased by over 2,300%. Inflation rates continued to be high in 1994 (approximately 300% for the calendar year) but have fallen significantly since the introduction of the "rouble corridor" in July 1995 (replaced by the "crawling peg" in July 1996) under which the U.S. dollar/rouble exchange rate is permitted to fluctuate within a given range (see below). The monthly inflation rates in 1996 have been in the range of 2-3%, falling to 0.8% in September 1996 and 1.2% in October 1996.

  The value of the rouble has declined significantly against the US dollar in recent periods, and further declines can be expected. As of January 1, 1993 the rouble/US dollar exchange rate was 414.5 roubles per dollar.

As of January 1, 1994, June 30, 1994 and September 30, 1994 the exchange rates were 1,247 roubles per dollar, 1,985 roubles per dollar and 2,596 roubles per dollar, respectively. In October 1994 the value of the rouble against the US dollar fell by more than 30% in two days, and then rebounded by a greater amount. This resulted in the dismissal by President Yeltsin of the Minister of Finance and the resignation of the head of the Central Bank of the Russian Federation. In April 1995, the exchange rate was 5,100 roubles per dollar, but since the introduction of the rouble corridor in July 1995, it has settled. Although the rouble corridor originally was intended to remain in effect until the end of 1995, President Yeltsin announced on November 30, 1995 its extension until June 30, 1996 within a range of 4,550 and 5,150 roubles per dollar. The "rouble corridor" was replaced by the substantially similar "crawling peg" in July 1996 and as of mid-November 1996, the exchange rate was 5,476 roubles per dollar. There also have been restrictions on the use of foreign currency in Russia, such as a ban on the use of cash dollars in commercial transactions.

  Russia's external debt is estimated at over $100 billion and has been the subject of rescheduling negotiations that have been only partially successful. In November 1995 the London Club of Commercial Lenders and Russia finally agreed upon the principal terms of a rescheduling, but these terms have not been finalized or implemented. Early in 1996 the Paris Club of Sovereign Lenders agreed to a rescheduling of Russia's sovereign debt, which paved the way for a $10 billion loan from the IMF to Russia, which is being disbursed over the course of 1996. Such international lending organizations generally have sought to ensure that Russia's economic reform program remains in place and is accelerated as a condition for giving credit.

  The Russian economy also is characterized by an inter-enterprise payments crisis. Many major enterprises have been forced to suspend operations temporarily for lack of cash with which to pay suppliers. Advance payments to suppliers have become the rule in Russia. In the fall of 1994, the Russian Government attempted to implement policies to resolve the inter-enterprise debt crisis, but the extent of the problem and the cost to the Russian Government of the solutions suggest that there will be no resolution in the short term. As a result, technical insolvency is widespread, especially among large industrial enterprises.

  The absence of a highly developed and capitalized banking system presents additional risks for businesses operating in Russia. The transition from the Soviet to the present system of bank financing entailed the separation of central banking from commercial banking operations and the creation of a number of commercial banks out of the state banking system. Many new banks made their profits from trading in government debt and on the interbank lending market. They lack expertise in credit evaluation and have continued to favor the large enterprises that the state banking system had financed under the old regime, regardless of the creditworthiness of such enterprises. As a result, some major banks have had their licenses revoked by the Central Bank and have been declared insolvent as a result of their clients' inability to repay large amounts of debt. In August 1995, a few banks were unable to satisfy their obligations on the Moscow interbank market, which caused a liquidity crisis and resulted in the closure of all banking operations for one day.

  A number of Russian and foreign banks have expanded operations rapidly in Russia and are beginning to integrate it into the global financial community, despite the significant government-imposed restrictions on the entry of foreign banks into the Russian market.

  In an effort to facilitate the transition to a market economy and attract foreign investment, the Russian Government initiated a broad-scale privatization program of its former state and municipal-owned enterprises and properties in early 1992. The Russian Federation State Property Management Committee supervises and controls the privatization process, and local authorities and the labor staff of the business enterprise also significantly influence the privatization process.

  In 1992, privatization efforts were concentrated on small businesses. In 1993-1994, privatization of about 15,000 medium- and large-scale enterprises employing more than 80% of the industrial work force occurred mainly through the mass voucher privatization program. Since then, the privatization process has continued for cash, although it took the Russian Government until the fall of 1995 to begin to sell residual federal stakes in major enterprises. In the most important enterprises, such as in the oil and minerals sectors, the Russian Government has adopted a controversial scheme (the "loans for shares scheme") of taking credits from Russian banks secured against federally-owned shareholdings in such enterprise. The results of the auctions so far in this scheme have shown well-connected Russian banks winning tenders at surprisingly favorable prices. In a relatively short period, the private sector has come to represent approximately 60% of gross domestic product and 80% of industrial employment.

SOCIAL CONDITIONS

  According to official statistics, the Russian population's standard of living generally continues to decline amid the country's severe economic problems. This decline is concentrated on certain sections of the population, such as the elderly, who are dependent on state pensions. At the same time, an entirely new class of population has emerged that has increased purchasing power. This class comprises individuals involved in banking and trading, as well as individuals employed by Western businesses. Russia's consumers also have seen improvements in the range of products, both imported and domestic, available to them. See "BACKGROUND OF AND REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE SPECIAL COMMITTEE--Risks of Doing Business in the Russian Federation--Social Risks."

LEGAL ENVIRONMENT

  Russian law has undergone radical change since 1991. Whole bodies of law unknown in the Soviet period have been adopted, often based on foreign models having little in common with previously existing Soviet law. At the same time, where no legislation has been adopted, Soviet legislation remains. The interaction of old Soviet legislation and new market-oriented laws and regulations creates significant problems for private businesses, particularly in such areas as labor law compliance.

  Moreover, the current legal framework in Russia is in a state of flux, with the various parts of the Russian Government struggling to create new laws on a broad array of topics. For at least three years, the Parliament and Government have been in conflict concerning fundamental issues of legal reform, with the result that governmental decrees and laws adopted by Parliament have often been contradictory. The result is a pattern of conflicting and inconsistent rules, without clear guidelines as to their priority.

  Much business-related legislation remains to be put in place. Part I of the new Civil Code of the Russian Federation, enacted on January 1, 1995, broadly regulates different types of legal entities, contracts, property rights and pledges of security interests, but there is little practical or legal experience with the operation of the Civil Code in a business context. Part II, which took effect on March 1, 1996, is intended to regulate various types of contracts (including loan and banking contracts), as well as intellectual property and copyright. Where legislation, such as tax and other fiscal measures and customs and other import regulations, is in place, it is susceptible to revision in reaction to shifting political winds and the pressure on the Russian Government to generate revenue or to conserve hard currency. In addition, much Russian legislation has been adopted based on a more or less explicit understanding that it would serve as a general framework, with more detailed issues to be clarified subsequently by implementing regulations. In many cases, this clarification has not occurred yet.

  Laws and regulations are interpreted and applied with little consistency and the decisions of one Government official may be overruled or contested by another. Moreover, many of the new Russian laws never have been interpreted officially by courts or administrative bodies. Both Soviet experience and recent Russian practice suggest that the enforcement of legal rights in Russia will continue to be subject to greater discretion and political influence than is the case in most Western jurisdictions.

ORGANIZED CRIME

  Organized crime is one of the major problems in Russian society. Russia's police have reported that a substantial number of state-owned enterprises and private businesses are influenced by organized crime in some way. Businesses are threatened with bombings, attacks on employees and even murders. The total damages associated with organized crime are estimated in the trillions of roubles. While the Kubaka Project has not been affected by organized crime to date, no assurance can be given that organized crime will not have a material adverse effect in the future.

FOREIGN INVESTMENTS

  The Russian Government has undertaken legal and economic reforms in the areas of corporate regulation and foreign investment in an effort to stimulate foreign investment. The first major step was the adoption of the Law on Foreign Investment in July 1991 (as amended in June 1995, the "1991 Investment Law"), which permits foreign investments in most kinds of property and profit-making activities in Russia. Although the 1991 Investment Law and subsequent legislation generally support foreign investment in Russia, conflicting legislation often creates practical difficulties for foreign investors. Such conflicting legislation includes the basic corporate, tax, customs, accounting and other laws applicable to businesses operating in the Russian Federation. For example, VAT imposes a substantial burden on foreign investments. See "THE KUBAKA PROJECT--Royalties, Taxes and Other Government Payments." It is uncertain whether foreign investors will continue to be able to avail themselves of the rights granted under the 1991 Investment Law and other foreign investment legislation.

  On June 17, 1992, President Bush and President Yeltsin signed the "Treaty Between the United States of America and the Russian Federation Concerning the Encouragement and Reciprocal Protection of Investment" (the "Bilateral Investment Treaty"). The Bilateral Investment Treaty comes into effect thirty days after ratification by the Russian Supreme Soviet and the U.S. Senate, but to date only the U.S. Senate has ratified the treaty. The treaty's purpose is to guarantee nondiscriminatory treatment to investments by parties from the other country. The Bilateral Investment Treaty exempts from treaty obligations any action necessary for the protection of a party's "essential security interests." Whether an action is essential to protect security interests is self-judging and not subject to judicial or arbitral review.

TAXATION

  The Russian taxation system is new, rapidly evolving and subject to frequent change. Russian authorities have little experience with the tax issues of a market economy. In order to raise required revenues, various enforcement agencies, such as the Federal Tax Police, have been established in Russia. Although the total tax burden on businesses is high, the tax collection rate remains low. The IMF's October decision to postpone disbursement of the next tranche of its loan was made primarily out of concern with the low level of tax collection in the Russian Federation. A new Tax Code is being discussed and reviewed by legislators and is expected to be adopted next year. For a discussion of the major taxes impacting the operations of Omolon in the Russian Federation, see "THE KUBAKA PROJECT--Royalties, Taxes and Other Government Payments."

REPATRIATION AND EXCHANGE CONTROLS

  Payments in US dollars may be made only in limited circumstances between non-residents and residents of the Russian Federation for current transactions (generally those where payment is made within 180 days of the provision of goods or services). Russian residents generally include all Russian companies and citizens resident in the Russian Federation, and non-residents generally include all non-Russian companies, even if they have a representative office or other permanent establishment in Russia. With limited exceptions, payments between Russian residents must be made in roubles. Russian companies are required to convert into roubles 50% of all revenues received in US dollars from non-residents. Russian companies may exchange roubles for US dollars if they can document dollar-denominated liabilities, such as foreign asset purchases or foreign loan payments, that are due and payable within specified periods or in order to pay dividends to foreign stockholders. In addition, any transactions, other than the current transactions, that are deemed to be transactions related to the movement of capital require a license from the Central Bank of Russia.

  Omolon will receive payment for its gold prior to delivery at the then current London bullion market price for gold, which is 50% payable in US dollars and 50% payable in roubles. Because 50% of the gold price and 100% of the silver price are payable in roubles, the Company could be exposed significantly in the event of further declines in the value of the rouble or if new restrictions on rouble convertibility are imposed. Foreign investors currently are allowed to repatriate dividends earned in Russia if certain banking procedures are followed and relevant taxes are paid.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

  The Company is authorized by its Certificate of Incorporation to issue 200.0 million shares of Common Stock and 10.0 million shares of preferred stock. As of the Record Date, there were approximately 96,519,535 million shares of Common Stock issued and outstanding and 1,840,000 shares of the Series B Preferred Stock issued and outstanding. In addition, 2.0 million shares of the Series A Preferred Stock have been authorized by the Board for issuance. All of the shares of Series A Preferred Stock are reserved for issuance under DOCLOC I. See "--Preferred Stock--Series A Preferred Stock."

COMMON STOCK

  The Company's Certificate of Incorporation authorizes the issuance of 200 million shares of Common Stock. A summary of the terms and provisions of the Common Stock is set forth below.

  Dividends. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor, provided that if any shares of Series A Preferred Stock, Series B Preferred Stock or any other shares of preferred stock, are at the time outstanding, the payment of dividends on Common Stock or other distributions (including Company repurchases of Common Stock) will be subject to the declaration and payment of all cumulative dividends on outstanding shares of the Series A Preferred Stock, Series B Preferred Stock and any other shares of preferred stock which are then outstanding.

  Liquidation. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the payment of the aggregate liquidation preference of the Series A Preferred Stock, the Series B Preferred Stock and any other shares of preferred stock then outstanding.

  Voting. The Company's stockholders are entitled to one vote for each share on all matters voted on by stockholders, including election of directors. Shares of Common Stock held by the Company or any entity controlled by the Company do not have voting rights and are not counted in determining the presence of a quorum. Directors are elected annually. Holders of Common Stock have no cumulative voting rights.

  No Other Rights. The holders of Common Stock do not have any conversion, redemption or preemptive rights.

  Transfer Agent. The transfer agent for the Common Stock is KeyCorp Shareholder Services, Inc., 1515 Arapahoe Street, Suite 1505, Denver, Colorado 80202.

  Listing. Shares of the Company's outstanding Common Stock are listed on the NYSE and the TSE.

PREFERRED STOCK

  The authorized capital stock of the Company includes 10.0 million shares of preferred stock, $1.00 par value per share. As a result of a public offering in August 1994, 1,840,000 shares of Series B Preferred Stock are currently outstanding. In addition, 2.0 million shares of Series A Preferred Stock are authorized for issuance pursuant to DOCLOC I.

  Shares of the Company's preferred stock may be issued from time to time in one or more series. The Company's Board of Directors is authorized, without stockholder approval, to fix the voting rights, dividend rights and terms, any conversion rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences and restrictions of any series of preferred stock and the number of shares constituting such series and designation thereof. The terms of such preferred stock may affect adversely the voting power and other rights of the holders of Common Stock and may make it more difficult for a third party to gain control of the Company.

 Series A Preferred Stock

  The Series A Preferred Stock was designated as a series of preferred stock in connection with DOCLOC I. The Series A Preferred Stock consists of 2.0 million shares. A summary of the terms and provisions of the Series A Preferred Stock is set forth below.

  Dividends. The holders of shares of Series A Preferred Stock are entitled to receive dividends at an annual rate of $2.25 per share, which is cumulative, accrues without interest and is payable in cash in equal semi-annual installments. The Company may elect to pay any dividend due and payable in shares of Common Stock in lieu of a dividend payment in cash, unless the holder of Series A Preferred Stock delivers written notice stating that such holder elects to receive cash. The Series A Preferred Stock ranks, as to dividends, on a parity with the Series B Preferred Stock and no dividends may be made on the Series A Preferred Stock for any period unless full cumulative dividends have been paid, are paid contemporaneously or are set apart for payment on the Series B Preferred Stock.

  Liquidation Preference. Upon the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive from the assets of the Company an amount equal to the dividends accrued and unpaid thereon to the date of final distribution to such holders, whether or not declared, without interest, and a sum equal to $50.00 per share, and no more. Payment to the holders of shares of Series A Preferred Stock will be made before any payment is made or any assets distributed to holders of Common Stock or any other class or series of the Company's capital stock ranking junior as to liquidation rights to the Series A Preferred Stock. The Series A Preferred Stock ranks, as to liquidation rights, on a parity with the Series B Preferred Stock.

  Redemption at the Option of the Company. The Company, at its option, may at any time redeem the Series A Preferred Stock in whole or, from time to time, in part, for that number of shares of Common Stock obtained by dividing $50.00 by the lesser of (i) the call price (defined below) and (ii) the conversion price (defined below), plus accrued and unpaid dividends, whether or not declared or due, to the date fixed for redemption. The Company may issue up to a maximum of 12,099,213 shares of Common Stock upon redemption and conversion of and the payment of dividends on the Series A Preferred Stock, subject to adjustment of the conversion price. In the case of the redemption of shares of Series A Preferred Stock that would result in the issuance of more than 12,099,213 shares of Common Stock, the Company would pay an amount in cash in lieu of such shares equal to the lesser of the call price or the conversion price multiplied by the number of shares in excess of 12,099,213. Such cash payment will be made in 12 consecutive substantially equal quarterly payments.

  The call price with respect to a redemption of Series A Preferred Stock is equal to the greater of (i) $5.854 (subject to adjustment of the conversion price) and (ii) the average closing price per share of Common Stock as calculated for a ten day trading period ending on the fifth trading day prior to the date the notice of redemption is mailed.

  Conversion. The holder of any shares of Series A Preferred Stock will have the right, at the holder's option, to convert any or all shares of Series A Preferred Stock held by such holder into Common Stock at any time. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock obtained by dividing $50.00 by the conversion price in effect at the time. The conversion price is $8.265 and is subject to adjustment upon payment by the Company of a dividend or the making by the Company of a distribution on

Common Stock in shares of Common Stock, upon the subdivision, combination or issuance by reclassification of Common Stock, or upon the issuance of rights, options or warrants to purchase shares of Common Stock at a price per share less than the then current market price. The maximum number of shares of Common Stock that the Company may issue upon redemption and conversion of and the payment of dividends on the Series A Preferred Stock is 12,099,213 shares, subject to adjustment of the conversion price. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash. No adjustment will be made to the conversion price unless such adjustment would require an increase or decrease of at least 1% of such price.

  Voting Rights. The holders of Series A Preferred Stock are not entitled to vote except as described below or as required by law. Shares of Series A Preferred Stock held by the Company or any entity controlled by the Company do not have voting rights and are not counted in determining the presence of a quorum. If dividends on the Series A Preferred Stock are in arrears in an amount equal to at least three semi-annual dividend payments (whether or not consecutive), the number of members of the Board will be increased by two and the holders of Series A Preferred Stock, voting separately as a class, will have the right to vote for and elect two additional directors of the Company during the period that such dividends remain in arrears.

  The affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Series A Preferred Stock is required for the Company (i) to amend, alter or repeal any provision of the Restated Certificate of Incorporation or the Bylaws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series A Preferred Stock, (ii) to authorize, issue or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series ranking senior to the Series A Preferred Stock as to the payment of dividends or upon liquidation, dissolution or winding up of the Company or (iii) to effect any reclassification of the Series A Preferred Stock.

  No Preemptive Rights. The Series A Preferred Stock does not have any preemptive or subscription rights in respect of any securities of the Company. Cyprus Amax, however, does have the right to convert from time to time all or a portion of DOCLOC I and any outstanding indebtedness and/or Series A Preferred Stock into up to 12,099,213 shares of Common Stock at a conversion price of $8.265 per share (or $100 million if all 12,099,213 shares of Common Stock are converted).

 Series B Convertible Preferred Stock

  There are 1,840,000 shares of Series B Preferred Stock currently outstanding. A summary of the terms and provisions of the Series B Preferred Stock is set forth below.

  Dividends. The holders of shares of Series B Preferred Stock are entitled to receive dividends at an annual rate of $3.75 per share, which is cumulative, accrues without interest and is payable in cash in equal quarterly installments. The Series B Preferred Stock ranks, as to dividends, on a parity with the Series A Preferred Stock and no dividends may be made on the Series B Preferred Stock for any period unless full cumulative dividends have been paid, are paid contemporaneously or are set apart for payment on any Series A Preferred Stock outstanding.

  Liquidation Preference. Upon the liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive from the assets of the Company an amount equal to the dividends accrued and unpaid thereon to the date of final distribution to such holders, whether or not declared, without interest, and a sum equal to $50.00 per share, and no more. Payment to the holders of shares of Series B Preferred Stock will be made before any payment is made or any assets distributed to holders of Common Stock or any other class or series of the Company's capital stock ranking junior as to liquidation rights to the Series B Preferred Stock. The Series B Preferred Stock ranks, as to liquidation rights, on a parity with the Series A Preferred Stock.

  Redemption at Option of the Company. Shares of Series B Preferred Stock are not redeemable prior to August 15, 1997. On and after such date, the Series B Preferred Stock will be redeemable at the option of the Company, in whole or, from time to time, in part, at the following redemption prices per share, if redeemed during the 12-month period commencing on August 15, of the year indicated:

             YEARS                     PRICE PER SHARE
             -----                     ---------------
             1997.....................     $52.625
             1998.....................      52.250
             1999.....................      51.875
             2000.....................      51.500
             2001.....................      51.125
             2002.....................      50.750
             2003.....................      50.375
             2004 and thereafter......      50.000

plus in each case accrued and unpaid dividends to, but excluding, the date of redemption.

  Conversion. The holder of any shares of Series B Preferred Stock will have the right, at the option of the holder, to convert any and all shares of Series B Preferred Stock held by such holder into shares of Common Stock at any time. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock obtained by dividing $50.00 by the conversion price in effect at the time. The conversion price is $8.25 and is subject to adjustment upon certain events, including (i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) a combination, subdivision or reclassification of the Common Stock; (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or to purchase Common Stock at a price per share less than the then current market price; and (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), evidences of indebtedness of the Company, assets (excluding regular periodic cash dividends), or rights, options or warrants to subscribe for or to purchase securities of the Company. No adjustment will be made to the conversion price unless such adjustment would require an increase or decrease of at least 1% of such price.

  Voting Rights. The holders of Series B Preferred Stock are not entitled to vote except as described below or as required by law. Shares of Series B Preferred Stock held by the Company or any entity controlled by the Company do not have voting rights and are not counted in determining the presence of a quorum. If dividends on the Series B Preferred Stock are in arrears in an amount equal to at least six quarterly dividend payments (whether or not consecutive), the number of members of the Board will be increased by two and the holders of Series B Preferred Stock, voting separately as a class, will have the right to elect two additional directors to the Company's Board of Directors during that period that such dividends remain in arrears.

  The affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Series B Preferred Stock is required for the Company (i) to amend, alter or repeal any provision of the Certificate of Incorporation or By-laws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series B Preferred Stock, (ii) to authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series B Preferred Stock as to the payment of dividends or upon liquidation, dissolution or winding up of the Company or (iii) to effect any reclassification of the Series B Preferred Stock.

  No Preemptive Rights. The Series B Preferred Stock does not have any preemptive or subscription rights in respect of any securities of the Company.

                       PROPOSALS FOR 1997 ANNUAL MEETING

  The Company anticipates that the 1997 Annual Meeting of Stockholders will be held on or about May 6, 1997. The exact date, time and place for such meeting has yet to be determined. A stockholder who intends to present a proposal at that Annual Meeting must have submitted the written text of the proposal so that it was received by the Company at its principal executive offices by November 27, 1996, in order for the proposal to be considered for inclusion in the Company's Proxy Statement for that meeting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Commission's public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60604. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains information regarding the Company's electronic filings with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Company is also subject to the information and reporting requirements of the securities regulatory authorities of certain provinces of Canada and files similar reports, proxy statements and other information with such authorities. The Common Stock is listed on the New York and Toronto Stock Exchanges and certain warrants to purchase Common Stock are listed on the American Stock Exchange. Such reports, proxy statements and other information can also be inspected and copied at the respective offices of these exchanges at 20 Broad Street, New York, New York 10005, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J2, and 86 Trinity Place, New York, NY 10006-1881.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, subsequent to the date hereof and prior to December 23, 1996 shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in an appendix attached hereto shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in any other subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

                              INDEX TO APPENDICES

APPENDIX A--Acquisition Agreement

APPENDIX B--Opinion of Salomon Brothers Inc

APPENDIX C--Consolidated Financial Statements and Management's Discussion and
            Analysis of Financial Condition and Results of Operation

                                                                      APPENDIX A

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION

                          DATED AS OF OCTOBER 9, 1996

                                  BY AND AMONG

                                AMAX GOLD INC.,

                            AMAX RUSSIA CORPORATION,

                         CYPRUS AMAX MINERALS COMPANY,

                              CYPRUS GOLD COMPANY

                                      AND

                        CYPRUS MAGADAN GOLD CORPORATION

                               TABLE OF CONTENTS

  This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

                                                                       PAGE NO.
                                                                       --------

                                   ARTICLE I

                                  THE MERGER

  1.01 The Merger....................................................      2
  1.02 Effective Time................................................      2
  1.03 Conversion of Shares..........................................      2
  1.04 Closing.......................................................      2
       Certificate of Incorporation and Bylaws of the Surviving
  1.05 Corporation...................................................      2
  1.06 Directors and Officers of the Surviving Corporation...........      3
  1.07 Effects of the Merger.........................................      3
  1.08 Closing Shares and Production Shares..........................      3
  1.09 Contingent Payment Shares; Additional Deposits................      3
  1.10 Assignment of Right to Receive Additional Consideration.......      3
  1.11 Adjustments to Consideration..................................      4
  1.12 Further Assurances............................................      4

                                  ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF CYPRUS

  2.01 Organization of Cyprus........................................      4
  2.02 Authority.....................................................      4
  2.03 Organization of Cyprus Gold...................................      4
  2.04 Organization of Magadan.......................................      4
  2.05 Capital Stock.................................................      5
  2.06 Financial Statements of Magadan...............................      5
  2.07 Ownership of Magadan and Omolon Shares........................      5
         No Agreements Relating to Magadan Common Stock or the Omolon
  2.08 Shares........................................................      5
  2.09 Brokers.......................................................      5
  2.10 No Conflicts..................................................      5
  2.11 Taxes.........................................................      6
  2.12 Certain Information Supplied..................................      6
  2.13 Representations and Warranties with Respect to Omolon.........      6
  2.14 Furnishing of Certain Documents...............................      7
  2.15 No Default....................................................      8
  2.16 Environmental Matters.........................................      8
  2.17 Project Status................................................      8
  2.18 Accuracy of Information.......................................      8

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF AMAX GOLD

  3.01 Organization..................................................      9
  3.02 Authority.....................................................      9
  3.03 No Conflicts..................................................      9
  3.04 Capital Stock.................................................     10
  3.05 Brokers.......................................................     10

                                                                       PAGE NO.
                                                                       --------

                                   ARTICLE IV

                       COVENANTS OF CYPRUS AND AMAX GOLD

  4.01 Regulatory and Other Approvals................................     10
  4.02 Investigation by Cyprus and Amax Gold.........................     10
  4.03 Conduct of Business...........................................     10
  4.04 Notice and Cure...............................................     11
  4.05 Fulfillment of Conditions.....................................     11

                                   ARTICLE V

                              COVENANTS OF CYPRUS

  5.01 Books and Records.............................................     12
  5.02 Consent to Issuance of Shares.................................     12
  5.03 OPIC Insurance................................................     12
  5.04 Taxes.........................................................     12
  5.05 Contribution of Intercompany Debt.............................     12
  5.06 Additional Financing Agreements...............................     13
  5.07 Additional Equity Contribution................................     13
  5.08 Gold Sales Arrangements.......................................     13

                                   ARTICLE VI

                             COVENANTS OF AMAX GOLD

  6.01 Consent Solicitation Statement................................     13

                                  ARTICLE VII

             CONDITIONS TO OBLIGATIONS OF AMAX GOLD AND AMAX RUSSIA

  7.01 Representations and Warranties................................     14
  7.02 Performance...................................................     14
  7.03 Officers' Certificates........................................     14
  7.04 Orders and Laws...............................................     14
  7.05 Regulatory Consents and Approvals.............................     14
  7.06 Third Party Consents..........................................     14
  7.07 Opinions of Counsel...........................................     14
  7.08 Good Standing Certificates....................................     15
  7.09 Resignations of Directors and Officers........................     15
  7.10 Proceedings...................................................     15
  7.11 Stockholders' Approval........................................     15
  7.12 Financing Agreements..........................................     15
  7.13 OPIC Insurance................................................     15
  7.14 Omolon Shares.................................................     15
  7.15 Exploration Funding under Financing Agreements................     15
       Additional Debt Financing and Equity; Gold Sales
  7.16 Arrangements..................................................     16
  7.17 North Vein Agreements.........................................     16
  7.18 Absence of Material Adverse Effect............................     16

                                                                       PAGE NO.
                                                                       --------

                                  ARTICLE VIII

                CONDITIONS TO OBLIGATIONS OF CYPRUS AND MAGADAN

  8.01 Representations and Warranties................................     16
  8.02 Performance...................................................     16
  8.03 Officers' Certificates........................................     16
  8.04 Orders and Laws...............................................     17
  8.05 Regulatory Consents and Approvals.............................     17
  8.06 Third Party Consents..........................................     17
  8.07 Proceedings...................................................     17
  8.08 Opinions of Counsel...........................................     17

                                   ARTICLE IX

                 POST-CLOSING AGREEMENTS CONCERNING THE PROJECT

  9.01 Intention of the Parties......................................     17
  9.02 Obligations of Amax Gold in Connection With the Financing
       Agreements, the Amended Financing Agreements or the
       Subordinated Loan Agreement...................................     17
  9.03 Obligations of Cyprus in Connection With the Financing
       Agreements or the Amended Financing Agreements or the
       Subordinated Loan Agreement...................................     18
  9.04 Additional Obligations Following Demand By The Project
       Lenders.......................................................     18
  9.05 Project Liquidity Needs.......................................     20
  9.06 Obligations of Omolon.........................................     20
  9.07 Termination of Rights and Obligations.........................     20
  9.08 Debt Prepayment...............................................     21
  9.09 Operating Supplies............................................     21

                                   ARTICLE X

       SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS

       Survival of Representations, Warranties, Covenants and
 10.01 Agreements....................................................     22

                                   ARTICLE XI

                                INDEMNIFICATION

 11.01 Other Indemnification.........................................     23
 11.02 Method of Asserting Claims....................................     23

                                  ARTICLE XII

                                  TERMINATION

 12.01 Termination...................................................     25
 12.02 Effect of Termination.........................................     25

                                  ARTICLE XIII

                                  DEFINITIONS

 13.01 Definitions...................................................     25

                                                                        PAGE NO.
                                                                        --------

                                  ARTICLE XIV

                                  MISCELLANOUS

 14.01 Notices........................................................     33
 14.02 Entire Agreement...............................................     33
 14.03 Expenses.......................................................     33
 14.04 Public Announcements...........................................     34
 14.05 Confidentiality................................................     34
 14.06 Further Assurances; Post-Closing Cooperation...................     34
 14.07 Waiver.........................................................     35
 14.08 Amendment......................................................     35
 14.09 No Third Party Beneficiary.....................................     35
 14.10 No Assignment; Binding Effect..................................     35
 14.11 Headings.......................................................     35
 14.12 Invalid Provisions.............................................     36
 14.13 Governing Law..................................................     36
 14.14 Counterparts...................................................     36
 14.15 Specific Enforcement...........................................     36

  This Amended and Restated Agreement and Plan of Reorgainzation dated as of October 9, 1996 is made and entered into by and among Amax Gold Inc., a Delaware corporation ("Amax Gold"), Amax Russia Corporation, a Delaware corporation wholly-owned by Amax Gold ("Amax Russia"), Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus"), Cyprus Gold Company, a Delaware corporation and an indirect wholly-owned subsidiary of Cyprus ("Cyprus Gold") and Cyprus Magadan Gold Corporation, a Delaware corporation wholly-owned by Cyprus Gold ("Magadan").

  Whereas, Magadan has contributed 50% of the authorized capital to, and owns 50% of the shares of common stock ("Omolon Shares") of, Omolon Gold Mining Company, a closed joint stock company organized under the laws of the Russian Federation ("Omolon");

  Whereas, since November 1993, when Cyprus Minerals Company merged with AMAX Inc. and acquired its interest in Amax Gold, Cyprus has anticipated rationalizing its ownership of gold prospects through offering its gold prospects that became sufficiently attractive for development to Amax Gold, and Amax Gold has included as part of its growth strategy the possible acquisition of gold prospects held by Cyprus;

  Whereas, in furtherance of these strategies, Amax Gold and Cyprus have cooperated in the development of the Project by Omolon, and the debt financing initially anticipated to be necessary to reach Project Completion had been arranged by means of the Financing Agreements (as such capitalized terms are defined herein);

  Whereas, the Board of Directors of Amax Gold, the Special Committee thereof and the Board of Directors of Cyprus each determined that it was advisable and in the best interests of their respective stockholders to consummate, and each approved the acquisition of Magadan by Amax Gold by means of a merger (the "Merger") to be effected pursuant to the Agreement and Plan of Merger, initially executed as of January 24, 1996, among Amax Gold, Amax Russia, Cyprus, Cyprus Gold and Magadan (the "Merger Agreement");

  Whereas, primarily as a result of increased costs for the Project, finalization of the Merger has been delayed, and Amax Gold and Cyprus have determined that approximately an additional $48 million for capital costs will be required;

  Whereas, Cyprus is in the process of securing the remaining required financing from the following sources: $30 million from the proceeds of additional debt financing under Amended Financing Agreements with the Project Lenders; $6 million from the Additional Equity Contribution to Omolon and $14 million under a Subordinated Loan Agreement;

  Whereas, Magadan is proposed to be acquired by Amax Gold subject to the terms of the debt financing; and

  Whereas, Amax Gold, Amax Russia, Cyprus, Cyprus Gold and Magadan desire to amend and restate the Merger Agreement primarily to incorporate the terms of the revised debt financing, which financing is a condition to the Merger;

  Now, Therefore, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement, Amax Russia shall be merged with and into Magadan in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). Magadan shall be the surviving corporation in the Merger (the "Surviving Corporation"). Amax Russia and Magadan are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or cancelled in the manner provided in Section 1.03.

  1.02 Effective Time. Immediately prior to the Closing (as defined in Section 1.04), a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Constituent Corporations and delivered to the Secretary of State of the State of Delaware for filing, as provided in Section 251 of the DGCL. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware (the date and time of such filing being referred to herein as the "Effective Time").

  1.03 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

    (a) Capital Stock of Amax Russia. Each issued and outstanding share of the common stock, par value $100 per share, of Amax Russia ("Amax Russia Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"). Each certificate representing outstanding shares of Amax Russia Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock.

    (b) Magadan Common Stock. The 1,000 issued and outstanding shares of common stock, par value $1.00 per share, of Magadan (the "Magadan Common Stock") shall be converted into, in the aggregate, the right to receive, on the dates, in the manner and to the extent set forth in Sections 1.08 and 1.09, (i) the Closing Shares (as defined in Section 1.08), to be delivered at Closing, (ii) the Production Shares (as defined in Section 1.08), if any, to be delivered following the Project Production Date, and (iii) the Contingent Payment Shares (as defined in Section 1.09), if any, to be delivered from time to time following each Contingent Payment Event ((i), (ii) and (iii) collectively, the "Merger Consideration").

  1.04 Closing. The closing of the Merger (the "Closing") will take place at the offices of Amax Gold Inc., 9100 East Mineral Circle, Englewood, Colorado 80112, or at such other place as the parties hereto mutually agree, on a date and at a time to be specified by the parties, which shall in no event be later than 10:00 a.m., local time, on the fifth business day following satisfaction of the condition set forth in Section 7.11, provided that the other closing conditions set forth in Articles VII and VIII have been satisfied or waived in accordance with this Agreement, or on such other date as the parties hereto mutually agree (the "Closing Date"). At the Closing, to evidence the conversion of shares set forth in Section 1.03 and subject to procedures to be adopted by the parties to effect a pledge of the Surviving Corporation Common Stock to the Project Lenders, (a) Cyprus Gold shall deliver to Amax Gold the certificates that prior to the Merger represented all of the shares of Magadan Common Stock issued and outstanding immediately prior to the Effective Time, in genuine and unaltered form, which certificates shall be deemed cancelled at the Effective Time, and (b) upon receipt of the certificates representing all of the shares of the Magadan Common Stock, Amax Gold shall deliver to Cyprus Gold a certificate representing the Closing Shares, duly registered in the name of Cyprus Gold. At the Closing there also shall be delivered to Amax Gold, Amax Russia, Cyprus, Cyprus Gold and Magadan the certificates and other documents and instruments required to be delivered under Articles VII and VIII.

  1.05 Certificate of Incorporation and Bylaws of the Surviving
Corporation. At the Effective Time, (i) the Certificate of Incorporation of Magadan shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and (ii) the Bylaws of Magadan as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

  1.06 Directors and Officers of the Surviving Corporation. The directors and officers of Amax Russia immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  1.07 Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

  1.08 Closing Shares and Production Shares.

  (a) (i) The Closing Shares shall consist of 11,789,474 fully paid and nonassessable shares of common stock, par value $.01 per share, of Amax Gold (the "Amax Gold Common Stock") (such shares of Amax Gold Common Stock being the "Closing Shares").

  (ii) The Production Shares shall consist of 4,210,526 fully paid and nonassessable shares of Amax Gold Common Stock (the "Production Shares"), the issuance of which shall be subject to and conditioned upon the occurrence of the Project Production Date.

  (b) Immediately upon the determination by Amax Gold that the Project Production Date has occurred, Amax Gold shall notify Cyprus Gold in writing thereof and that Amax Gold has set a date for delivery to Cyprus Gold of the Production Shares, which date shall be no later than ten (10) days after the date of such notice. On such date, Amax Gold will deliver to Cyprus Gold a certificate or certificates representing the Production Shares, duly registered in the name of Cyprus Gold.

  1.09 Contingent Payment Shares; Additional Deposits. (a) In connection with each Additional Deposit for which Reserve Ounces have been established (the later to occur of the Acquisition of an Additional Deposit and such establishment of Reserve Ounces is referred to herein as a "Contingent Payment Event"), Cyprus Gold shall be entitled to receive, as part of the Merger Consideration, a number of fully paid and nonassessable shares of Amax Gold Common Stock equal to (i) $10.00 times the product of (A) the number of Reserve Ounces in each Additional Deposit times (B) the percentage interest held by Amax Gold (directly or indirectly) in such Additional Deposit (the "Reserve Value") (ii) divided by the Average Market Price as of the date of the delivery of the Contingent Payment Shares (such shares of Amax Gold Common Stock being referred to herein as "Contingent Payment Shares"); provided that Amax Gold shall deliver Contingent Payment Shares to Cyprus Gold only to the extent that the Reserve Value of the Additional Deposit for which such shares are being delivered, when added to the Reserve Value of all other Additional Deposits in respect of which Contingent Payment Shares have been issued, does not exceed $45,000,000, and, provided further, that Amax Gold shall have no obligation to deliver Contingent Payment Shares with respect to any Additional Deposit Acquired after June 30, 2004. Amax Gold shall use its Commercially Reasonable Efforts to cause Omolon to identify and explore Additional Deposits.

  (b) Immediately upon the determination by Amax Gold that the Contingent Payment Event has occurred with respect to any Additional Deposit, Amax Gold shall notify Cyprus Gold in writing (i) that such Contingent Payment Event has occurred and (ii) that Amax Gold has set a date for delivery to Cyprus of the Contingent Payment Shares with respect to such Additional Deposit, which date shall be no later than ten (10) days after the date of such notice with respect to such Additional Deposit. On each such date with respect to an Additional Deposit, Amax Gold will deliver to Cyprus Gold a certificate or certificates representing the Contingent Payment Shares with respect to such Additional Deposit, duly registered in the name of Cyprus Gold.

  1.10 Assignment of Right to Receive Additional Consideration. Cyprus Gold shall have the right, from time to time, with written notice to Amax Gold, to assign to a Subsidiary of Cyprus its right to receive Production Shares or Contingent Payment Shares pursuant to Sections 1.08 and 1.09.

  1.11 Adjustments to Consideration. In the event, subsequent to the date of this Agreement and prior to any other payment date pursuant to Sections 1.08 or 1.09, that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any shares of Amax Gold Common Stock by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, distribution to stockholders or combination of the shares of Amax Gold Common Stock or any other change in Amax Gold's capital structure, or any assets (including but not limited to cash, but excluding ordinary cash dividends) of Amax Gold are distributed to the stockholders of Amax Gold, appropriate adjustments shall be made to the consideration payable pursuant to Sections 1.08 and 1.09 so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto.

  1.12 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as reasonably may be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

                                  ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF CYPRUS

  Cyprus hereby represents and warrants to Amax Gold as follows:

  2.01 Organization of Cyprus. Cyprus is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Cyprus, Cyprus Gold and Magadan each, with respect to each agreement to which it is a party, has (and at or prior to Closing Date, with respect to the Amended Financing Agreements and the Subordinated Loan Guaranties, will have) full corporate power and authority to execute and deliver this Agreement, the Financing Agreements, the Subordinated Loan Guaranties and the Amended Financing Agreements and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

  2.02 Authority. The execution and delivery by Cyprus, Cyprus Gold and Magadan of this Agreement, the Project Agreements, the Financing Agreements, the Amended Financing Agreements, the Subordinated Loan Guaranties and the Additional Equity Contribution (to the extent any such Person is a party thereto), and the performance by Cyprus, Cyprus Gold and Magadan of their respective obligations hereunder and thereunder, have been (or, with respect to the Amended Financing Agreements, the Subordinated Loan Guaranties and the Additional Equity Contribution, at or prior to the Closing Date, will be) duly and validly authorized by their respective Boards of Directors and stockholders, to the extent required by applicable law, and no other corporate action on the part of Cyprus, Cyprus Gold, Magadan or their stockholders is necessary to approve any such agreement. Each of this Agreement, the Project Agreements and the Financing Agreements has been (or with respect to the Amended Financing Agreements, the Subordinated Loan Guaranties and the Additional Equity Contribution, at or prior to the Closing Date, will be) duly and validly executed and delivered by Cyprus, Cyprus Gold and Magadan and constitute (or with respect to such agreements will constitute) legal, valid and binding obligations of Cyprus, Cyprus Gold and Magadan enforceable against Cyprus, Cyprus Gold and Magadan in accordance with its terms, in each such case to the extent they are parties thereto.

  2.03 Organization of Cyprus Gold. Cyprus Gold is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Cyprus Gold is duly qualified, licensed or admitted to do business as a foreign corporation and is in good standing in the State of Colorado, which is the only jurisdiction in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary.

  2.04 Organization of Magadan. Magadan is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. There is no jurisdiction in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission as a foreign corporation necessary. Magadan has engaged in no operations or activities and has no assets or liabilities, other than in respect of or in connection with the organization, activities and operations of Omolon and the interest of Magadan in Omolon.

  2.05 Capital Stock. The authorized capital stock of Magadan consists solely of 1,000 shares of Magadan Common Stock. One hundred shares of Magadan Common Stock have been issued and are outstanding and no shares are held in the treasury of Magadan. All of the issued and outstanding shares of Magadan Common Stock are duly authorized, validly issued and outstanding, fully paid, nonassessable and free of preemptive rights. Except for this Agreement, there are no outstanding Options with respect to Magadan.

  2.06 Financial Statements of Magadan. The unaudited balance sheet of Magadan as at December 31, 1993, 1994 and 1995 and June 30, 1996 and statement of cash flows of Magadan for the years ending on December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996 (collectively, the "Magadan Financial Statements"), certified by a duly authorized financial officer of Magadan, fairly present the financial condition of Magadan as of the respective dates thereof and were prepared in conformity with GAAP in the United States. Magadan had, as of the respective dates of such Magadan Financial Statements, no material contingent obligations, liabilities for taxes or unusual forward or long term commitments not disclosed by, or reserved against in, such Magadan Financial Statements or the notes thereto. Since June 30, 1996, Magadan has not suffered any change in its business, prospects or financial condition, nor has it incurred any substantial or unusual loss or liability or undertaken or agreed to undertake any substantial or unusual obligation (except under the Financing Agreements, the Project Agreements, the Amended Financing Agreements, Subordinated Loan Agreement, Subordinated Loan Guaranty of Magadan and in connection with the Additional Equity Contribution and agreements entered into pursuant to Section 9.09) that in any such case would have a Material Adverse Effect.

  2.07 Ownership of Magadan and Omolon Shares. Cyprus Gold owns, beneficially and of record, all the shares of Magadan Common Stock, free and clear of all Liens other than those created or permitted by the Financing Agreements or that will be created or permitted under the Amended Financing Agreements and the Subordinated Loan Agreement, and Magadan owns, beneficially and of record, 50% of all the Omolon Shares, free and clear of all Liens other than those created or permitted by such agreements.

  2.08 No Agreements Relating to Magadan Common Stock or the Omolon
Shares. Except as set forth in the Financing Agreements, the OPIC Insurance Contracts (and the letter agreement, dated November 9, 1995, between OPIC and Cyprus), the Omolon Charter, the Foundation Agreement, the Shareholders Agreement, or as contemplated by the Amended Financing Agreements or the Additional Equity Contribution, none of Cyprus or any of its Subsidiaries is a party to or is bound by any agreement, arrangement or understanding relating to the Magadan Common Stock or the Omolon Shares.

  2.09 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Cyprus directly with Amax Gold without the intervention of any Person on behalf of Cyprus in such manner as to give rise to any claim by any Person against Amax Gold, Magadan or Omolon for a finder's fee, brokerage commission or similar payment.

  2.10 No Conflicts. The execution and delivery by Cyprus, Cyprus Gold and Magadan of this Agreement and the Project Agreements and Financing Agreements to which they are a party do not (and the Amended Financing Agreements, Subordinated Loan Agreement, the Subordinated Loan Guaranties, Additional Equity Contribution, the North Vein Agreement and the Gold Sales Arrangements, at the Closing Date, will not) and the performance by Cyprus, Cyprus Gold and Magadan of their obligations under this Agreement and such other agreements and the consummation of the transactions contemplated hereby and thereby will not:

    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws (or comparable organizational documents) of Cyprus, Cyprus Gold, Magadan or Omolon;

    (b) except as disclosed in Section 2.10(b) of the Disclosure Schedule,
  (i) (A) conflict with or result in a violation or breach of, (B) constitute (with or without notice or lapse of time or both) a default under, (C) require Cyprus, Cyprus Gold, Magadan or Omolon to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (D) result in the creation or imposition of any Lien (except for Liens created or permitted by the Financing Agreements, the Amended Financing Agreements, the Subordinated Loan Agreement and any agreement entered into pursuant to Sections 9.08 or 9.09) upon Magadan or Omolon or any of their respective Assets or Properties (including, without limitation, the Omolon Shares and the Magadan Common Stock), under any Contract or License to which Cyprus, Cyprus Gold, Magadan or Omolon is a party or by which any of their respective Assets and Properties is bound; or (ii) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Cyprus, Cyprus Gold, Magadan or Omolon, or any of their respective Assets and Properties.

  2.11 Taxes. All Tax returns and reports of Magadan required by Law (as presently interpreted and in effect) to be filed have been duly filed and all tax assessments, fees and other governmental charges upon Magadan (including any Taxes reportable on any Tax return), its properties and its income, which are due and payable, have been paid, other than those currently payable without penalty or interest.

  2.12 Certain Information Supplied. None of the information identified in
Section 2.12 of the Disclosure Schedule, which information was supplied in writing by Cyprus, Cyprus Gold or Magadan for inclusion in the consent solicitation statement to be provided to the stockholders of Amax Gold with respect to approval of this Agreement and related matters (the "Consent Solicitation Statement"), contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  2.13 Representations and Warranties with Respect to Omolon. (a) Omolon is a closed joint stock company duly organized and validly existing under the laws of the Russian Federation and, as of the Closing, is or will be registered with all relevant registration bodies in the Russian Federation and has full power to own the properties which it owns and proposes to own for the purposes of the Project and to carry out the business which it carries out and proposes to carry out for the purposes of the Project. Omolon has no subsidiaries.

  (b) Omolon has an authorized capital of Rb. 388,480,000,000 (the equivalent of approximately U.S. $80,000,000 when contributed) consisting of 80,000 shares with a nominal value of Rb. 4,856,000 each; provided that at or prior to the Closing Date, the authorized capital of Omolon will have been duly increased to the equivalent of approximately U.S. $86,000,000 with adjustments to the number of shares issued or the nominal value of outstanding shares as necessary to reflect such increase in authorized capital. The first amendment to the amended and restated Omolon Charter accurately sets forth a list of the shareholders in Omolon as of the date of this Agreement, together with the number of Omolon Shares and the percentage of all Omolon Shares that are owned by each of such shareholders. There are no Options relating to the existing Omolon Shares or for the issuance of additional shares of Omolon, except pursuant to the terms of the Foundation Agreement, the Omolon Charter and the Shareholders Agreement. No person has any right, other than a shareholder or in respect of the Tranche 2 Loan, the OPIC Tranche 2 Loan (as such terms are defined in the EBRD Loan Agreement) and the Subordinated Loan Agreement or in respect of the amount payable by Omolon under the North Vein Agreement, to share in the profits of Omolon.

  (c) The audited balance sheet of Omolon as at December 31, 1995 and the related audited statement of profit and loss of Omolon for the fiscal year ending on that date, and the unaudited balance sheet of Omolon as at June 30, 1996 and the related unaudited statement of profit and loss of Omolon for the portion of the fiscal year then ended (collectively, the "Omolon Financial Statements"), certified by the General Manager of Omolon, fairly present the financial condition of Omolon as of the respective dates thereof and were prepared in conformity with GAAP in the Russian Federation. Omolon had, as of the respective dates of such Omolon Financial Statements, no material contingent obligations, liabilities for taxes or unusual forward or long term commitments not disclosed by, or reserved against in, such Omolon Financial Statements or the notes thereto.

To the Knowledge of Cyprus, since June 30, 1996, Omolon has not suffered any change in its business, prospects or financial condition which has a Material Adverse Effect, nor has it incurred any substantial or unusual loss or liability or undertaken or agreed to undertake any substantial or unusual obligation (except under the Financing Agreements and the Project Agreements, and, when duly entered into, the Amended Financing Agreements, the Subordinated Loan Agreement and any agreement entered into under Sections 9.08 and 9.09) that, in any such case, would have a Material Adverse Effect.

  (d) Omolon owns, free of all Liens other than those created or permitted by the Financing Agreements (or to be created or permitted under the Amended Financing Agreements), all of its Assets and Properties that have a book value in excess of $10,000 equivalent each (including real property, personal property, intellectual property and any other assets the ownership of which is reflected on its most recent balance sheet referred to in Section 2.13(c) or which are referred to in the Security Documents), and Omolon has the exclusive right to use (as provided in the license referred to below) the real property owned by the Russian government that is the subject of the Omolon License and the Lease Agreement D7E dated June 25, 1995 between the Administration of the North Evensk District of the Magadan Region and Omolon. Omolon's Assets and Properties are not subject to any Lien, and Omolon is not subject to any contract, arrangement or statute, whether conditional or unconditional, pursuant to which any such Lien may be created, except for Liens created or permitted by the Financing Agreements (or to be created or permitted under the Amended Financing Agreements, the Subordinated Loan Agreement or any agreement entered into by Omolon pursuant to Sections 9.08 and 9.09).

  (e) Omolon is not in violation of any material Law or Order (as presently interpreted and in effect) which is applicable to Omolon or its Assets and Properties. Except as set forth on Schedule 2.13(e) of the Disclosure Schedule, to the best of Cyprus' Knowledge, no Law or Order has been proposed or is expected which may have a Material Adverse Effect. All Tax returns and reports of Omolon required by Law (as presently interpreted and in effect) to be filed have been duly filed and all tax assessments, fees and other governmental charges upon Omolon (including any Taxes reportable on any Tax return), its properties and its income, which are due and payable, have been paid, other than those currently payable without penalty or interest.

  (f) Omolon is not engaged in nor, to the best of Cyprus' Knowledge, threatened by, any litigation, arbitration or administrative proceeding, the outcome of which reasonably may be expected to have a Material Adverse Effect.

  (g) The Financing Agreements and Project Agreements (and, at the Closing Date, the Amended Financing Agreements, the Subordinated Loan Agreement, the Gold Sales Arrangements and the North Vein Agreement) to which Omolon or Magadan, as the case may be, is or will be a party constitute and will at Closing constitute valid and legally binding obligations of Omolon or Magadan, as the case may be, enforceable in accordance with their respective terms.

  (h) Except as set forth on Section 2.10(b) of the Disclosure Schedule there are no Russian Government Authorizations required in connection with the Merger. As of the date of this Agreement, Magadan or Omolon has obtained all Russian Government Authorizations required under applicable Law (as presently interpreted and in effect) in connection with the Project or the execution, delivery or performance of any of the Financing Agreements or Project Agreements, except for (i) Russian Government Authorizations required under Environmental Law, referred to in Section 2.16 or as required in connection with the Amended Financing Agreements, the Additional Equity Contribution, the Subordinated Loan Agreement, the North Vein Agreement or any loan agreement entered into by Omolon pursuant to Sections 9.08 or 9.09 and (ii) other construction and operating permits and approvals which are not yet required to be obtained, which will be routinely issued in the course of designing, constructing and operating the Project and with respect to which there is no reason to believe that Omolon will not be able to obtain such permits and approvals at the time they are needed for the Project.

  2.14 Furnishing of Certain Documents. Except for the Financing Agreements and Project Agreements (and the Amended Financing Agreements, the Subordinated Loan Agreement, the Subordinated Loan Guaranties and the North Vein Agreement to be entered into prior to Closing and in connection with Magadan's portion of the Additional Equity Contribution), and the amendments and waivers thereunder, and the other agreements, contracts, instruments or other documents each as listed in Section 2.14 of the Disclosure Schedule, (a) neither Cyprus Gold, Magadan nor Omolon is a party to or is bound by any agreement, contract, instrument or other document under which it has incurred or could reasonably be expected to incur liabilities or obligations exceeding $100,000 (or the equivalent in other currencies) and (b) none of Cyprus, Cyprus Gold, Magadan or Omolon is a party to or is bound by any material agreement, arrangement or understanding with or relating to Magadan or Omolon or the Russian Shareholders. Cyprus has furnished or caused to be furnished to Amax Gold true and complete copies of each of the Financing Agreements and the Project Agreements, each as amended, supplemented and modified to and including, and as in effect on, the date hereof.

  2.15 No Default. (a) Except for conditions waived by the Project Lenders, no event existed at funding that would have entitled the Project Lenders not to fund the Loans under the EBRD Loan Agreement or the OPIC Finance Agreement or which would have (or with notice or passage of time would have) entitled either Project Lender to accelerate the maturity of such Loans, terminate the commitments thereunder or exercise other remedies. At the Closing Date no event will have occurred which would entitle any lender not to fund the Loans under the Amended Financing Agreement or the Subordinated Loan Agreement or which would (or with notice or the passage of time would) entitle any lender to accelerate the maturity of any of the Financing Agreements, the Amended Financing Agreements or the Subordinated Loan Agreement, terminate any unfunded commitment thereunder or exercise other remedies; provided that, at the Closing Date, conditions previously waived by any lender pursuant to certain waiver letters shall be satisfied, waived to a further time or waived permanently.

  (b) Neither Omolon nor Magadan is, and no event has occurred which would (or with notice or passage of time would) cause either Omolon or Magadan to be, in default under the certificate of incorporation of Magadan, the Omolon Charter, the Foundation Agreement, the Shareholders Agreement or the Omolon License.

  (c) To the best of Cyprus' Knowledge and except as set forth on Schedule 2.15(c), neither Magadan nor Omolon is (or with notice or passage of time would be) in material default under any other agreement, obligation or duty to which it is a party or by which it or any of its Assets and Properties are bound.

  2.16 Environmental Matters. To the Knowledge of Cyprus, there has been no release or threatened release prior to the date hereof of any pollutants or hazardous materials at any site or facility owned, operated or leased by Omolon (or any predecessor or successor in interest to Omolon) which under applicable Environmental Law could have a Material Adverse Effect. To the Knowledge of Cyprus, Omolon and its businesses, operations, assets, equipment, property, leaseholds and other facilities are in compliance with applicable Environmental Law. As of the date of this Agreement, Omolon has been issued all permits, licenses, certificates and approvals required under applicable Environmental Law, except for environmental permits and approvals which are not yet required to be obtained, which will be routinely issued in the course of designing, constructing and operating the Project and with respect to which there is no reason to believe that Omolon will not be able to obtain such permits and approvals at the time they are needed for the Project, and Omolon has received no material complaint, order, directive, claim, citation or notice from any governmental authority with respect to any Environmental Law.

  2.17 Project Status. To the Knowledge of Cyprus, there is no fact or circumstance that leads Cyprus to believe that the Project will not be completed in all material respects in accordance with the schedule and budget contained in the Development Plan or that will result in the Project performing differently in any material respect than as described in the Development Plan.

  2.18 Accuracy of Information. Other than with respect to facts already Known to Amax Gold as a result of the AGI Activities, all material facts relating to the Business or Condition of Magadan and Omolon have been disclosed to Amax Gold in or in connection with this Agreement. No statement made or other information furnished by Cyprus or on its behalf in this Agreement or in any other document furnished by it or on its behalf to Amax Gold or any of its representatives in connection therewith contains any untrue statement of a material fact or omits to state (as of the date made or furnished) any material fact necessary to make such statement or information not misleading in light of the circumstances under which it was made or furnished, provided that, to the extent that any such statement or information was based upon estimates, forecasts or professional opinions, such estimates, forecasts or opinions (except as otherwise warranted herein or therein) were made in good faith and based upon the best available information, but otherwise it does not warrant that such estimates, forecasts or opinions will ultimately prove to be correct.

                                  ARTICLE III

                 REPRESENATATIONS AND WARRANTIES OF AMAX GOLD

  Amax Gold hereby represents and warrants to Cyprus as follows:

  3.01 Organization. Each of Amax Gold and Amax Russia is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Amax Gold is duly qualified, licensed or admitted to do business and is in good standing in the states of Alaska, Colorado, Nevada, Utah and Wisconsin, which are the only jurisdictions in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission as a foreign corporation necessary. Amax Russia is not required to be qualified, licensed or admitted as a foreign corporation in any jurisdiction.

  3.02 Authority. Amax Gold and Amax Russia have full corporate power and authority to enter into this Agreement and, subject to obtaining the affirmative vote or consent of a majority of the outstanding shares of Amax Gold Common Stock, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Amax Gold and Amax Russia and the consummation by Amax Gold and Amax Russia of the transactions contemplated hereby have been duly and validly approved by the respective Boards of Directors of Amax Gold and Amax Russia and approved by Amax Gold in its capacity as the sole stockholder of Amax Russia. The Special Committee of the Board of Directors of Amax Gold has recommended adoption of this Agreement and the approval of the Merger by the stockholders of Amax Gold and directed that this Agreement be submitted to the stockholders of Amax Gold for their consideration, and no other corporate proceedings on the part of Amax Gold, Amax Russia or their respective stockholders are necessary, other than such approval by the stockholders of Amax Gold. This Agreement has been duly and validly executed and delivered by Amax Gold and Amax Russia and constitutes legal, valid and binding obligations of Amax Gold and Amax Russia enforceable against Amax Gold and Amax Russia in accordance with its terms.

  3.03 No Conflicts. The execution and delivery by Amax Gold and Amax Russia of this Agreement do not, and the performance by Amax Gold and Amax Russia of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws of Amax Gold or Amax Russia;

    (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Amax Gold, Amax Russia or any of their respective Assets and Properties; or

    (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Amax Gold or Amax Russia to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien (except for Liens created or permitted by the Financing Agreements or contemplated by the Amended Financing Agreements, the Subordinated Loan Agreement or any agreement entered into pursuant to
  Section 9.08 or 9.09) upon Amax Gold, Amax Russia or any of their respective Assets or Properties under, any Contract or License to which Amax Gold or Amax Russia is a party or by which any of their respective Assets and Properties is bound.

  3.04 Capital Stock. The authorized capital stock of Amax Gold consists solely of (i) 200,000,000 shares of Amax Gold Common Stock, of which 96,509,959 shares are issued and outstanding as of the date hereof and (ii) 10,000,000 shares of preferred stock, of which 1,840,000 shares are issued and outstanding as of the date hereof. The shares of Amax Gold Common Stock comprising the Closing Shares have been duly authorized by all necessary corporate action and, when issued to Cyprus in accordance with this Agreement, will be validly issued and outstanding, fully paid, nonassessable and free of preemptive rights. The shares of Amax Gold Common Stock comprising the Production Shares and the Contingent Payment Shares have been duly authorized by all necessary corporate action and, if and when issued to Cyprus in accordance with Sections 1.08 and 1.09, respectively, will be validly issued and outstanding, fully paid, nonassessable and free of preemptive rights.

  3.05 Brokers. Except for Salomon Brothers, whose fees, commissions and expenses are the sole responsibility of Amax Gold, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Amax Gold directly with Cyprus without the intervention of any Person on behalf of Amax Gold in such manner as to give rise to any claim by any Person against Cyprus, Magadan or Omolon for a finder's fee, brokerage commission or similar payment.

                                  ARTICLE IV

                       COVENANTS OF CYPRUS AND AMAX GOLD

  Each of Cyprus and Amax Gold covenants and agrees with respect to itself and, where applicable, its Transaction Subsidiaries, that at all times from and after the date hereof through the Closing:

  4.01 Regulatory and Other Approvals. Each of Cyprus and Amax Gold will, and will cause its Transaction Subsidiaries to (a) use all Commercially Reasonable Efforts and proceed diligently and in good faith as promptly as practicable to obtain all consents, acknowledgements, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Authorities or any other Person required of it or its Transaction Subsidiaries to consummate the transactions contemplated hereby, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Amax Gold, Cyprus, or such Governmental or Regulatory Authorities or other Persons reasonably may request in connection therewith and (c) cooperate with the other parties hereto as promptly as practicable in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental or Regulatory Authorities or other Persons required of any other party hereto to consummate the transactions contemplated hereby. Each of Cyprus and Amax Gold will provide prompt notification to the other when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise the other of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement.

  4.02 Investigation by Cyprus and Amax Gold. Cyprus will, and will cause Magadan and Omolon to, and Amax Gold to the extent consistent with the AGI Activities will, (a) provide the other and its officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together, "Representatives") with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of Magadan and Omolon and their Assets and Properties and Books and Records, and (b) furnish the other and such other Persons with all such information and data (including, without limitation, copies of Contracts and other Books and Records) concerning the business and operations of Magadan and Omolon as the other or any of such other Persons reasonably may request in connection with such investigation.

  4.03 Conduct of Business. Cyprus will cause Magadan and Omolon through Closing to conduct their business only in the ordinary course consistent with the timely development of the Project. Without limiting the generality of the foregoing, Cyprus will, and Amax Gold will, to the extent consistent with the AGI Activities, use its Commercially Reasonable Efforts to:

    (a) cause Magadan and Omolon to use Commercially Reasonable Efforts to
  (i) preserve intact the present business organization and reputation of Magadan and Omolon, (ii) keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice) the services of the present officers, employees and consultants of Magadan and Omolon, (iii) maintain the Assets and Properties of Magadan and Omolon in good working order and condition, ordinary wear and tear excepted, (iv) maintain the good will of suppliers, lenders and other Persons with whom Magadan or Omolon has significant business relationships and (v) continue all current development activities relating to the business and operations of Magadan and Omolon;

    (b) except to the extent required by applicable Law (i) cause the Books and Records to be maintained in the usual, regular and ordinary manner,
  (ii) not permit any material change in (A) any accounting, financial reporting or Tax practice or policy of Magadan or Omolon, or (B) any method of calculating any contingency or other reserve of Magadan or Omolon for accounting, financial reporting or Tax purposes and (iii) not permit any change in the fiscal year of Magadan or Omolon;

    (c) (i) maintain, and cause Magadan and Omolon to use Commercially Reasonable Efforts to maintain, in full force and effect until the Closing substantially the same levels of insurance coverage as currently in place,
  (ii) use Commercially Reasonable Efforts to cause such insurance coverage held by any Person (other than Magadan or Omolon) for the benefit of Magadan or Omolon to continue to be provided at the expense of Magadan and Omolon for at least sixty (60) days after the Closing on substantially the same terms and conditions as provided on the date of this Agreement and
  (iii) subject to the Financing Agreements, cause any and all benefits under such Contracts paid or payable (whether before or after the date of this Agreement) with respect to the business, operations, employees or Assets and Properties of Magadan and Omolon to be paid to Magadan and Omolon; and

    (d) cause Magadan and Omolon to comply, in all material respects, with all Laws and Orders applicable to the business and operations of Magadan and Omolon and promptly following receipt thereof to give Amax Gold or Cyprus, as the case may be, copies of any notice received from any Governmental or Regulatory Authority or other Person alleging any violation of any such Law or Order.

  4.04 Notice and Cure. Each of Cyprus and Amax Gold will notify the other in writing of, and contemporaneously will provide the other with true and complete copies of any and all information or documents relating to, and will use Commercially Reasonable Efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes Known to such party, occurring after the date of this Agreement that causes or will cause any covenant or agreement of such party under this Agreement to be breached or that renders or will render untrue any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Each of Cyprus and Amax Gold also will notify the other in writing of, and will use Commercially Reasonable Efforts to cure, before the Closing, any violation or breach, as soon as practicable after it becomes Known to such party, of any representation, warranty, covenant or agreement made by such party in this Agreement, whether occurring or arising before, on or after the date of this Agreement. No notice given pursuant to this Section 4.04 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Cyprus' or Amax Gold's right to seek indemnity under Article XI.

  4.05 Fulfillment of Conditions. Through the Closing, each of Cyprus and Amax Gold will use all Commercially Reasonable Efforts and proceed diligently and in good faith to satisfy each condition to the obligations of the other contained in this Agreement and will use all Commercially Reasonable Efforts not to permit Magadan or Omolon to take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

                                   ARTICLE V

                              COVENANTS OF CYPRUS

  Cyprus covenants and agrees with respect to itself and its Transaction Subsidiaries that at all times from and after the date hereof until the Closing and, with respect to any covenant or agreement by its terms to be performed in whole or in part after the Closing, for the period specified in
Article X, it will comply with all covenants and provisions of this Article V, except to the extent Amax Gold may otherwise consent in writing.

  5.01 Books and Records. On the Closing Date, Cyprus will, to the extent not already in the possession of Amax Gold, deliver or make available to Amax Gold at the offices of Magadan and Omolon all of the Books and Records, and if at any time after the Closing Cyprus discovers in its possession or under its control any other Books and Records, it will forthwith deliver such Books and Records to Amax Gold.

  5.02 Consent to Issuance of Shares. Cyprus will, with respect to all shares of Amax Gold Common Stock beneficially owned by it (and will cause its subsidiaries to, with respect to all such shares owned by them) consent to the issuance of the Closing Shares, the Production Shares and the Contingent Payment Shares pursuant to the Merger and in accordance with this Agreement and will (and will cause such subsidiaries to) deliver to the Secretary of Amax Gold a signed and dated consent with respect to such shares in the form of the consent attached to the Consent Solicitation Statement.

  5.03 OPIC Insurance. Cyprus will assign to Amax Gold at Closing the OPIC insurance contained in the Contracts of Insurance No. D924 and E381 with OPIC, dated as of September 29, 1995 and shall obtain and assign to Amax Gold at Closing additional OPIC insurance with respect to the Additional Equity Contribution (the "OPIC Insurance Contracts") or assist Amax Gold in obtaining OPIC insurance on substantially the same terms and conditions as provided in the OPIC Insurance Contracts at or prior to Closing.

  5.04 Taxes. Cyprus will timely pay all Taxes relating to Magadan or its ownership interest in Magadan and Omolon, or to any Affiliate of Cyprus or Magadan (other than Omolon), which are attributable to any tax period, to the extent such tax period ends on or prior to the Closing Date and for that portion of any tax period including and ending at the Closing Date, computed as if the books of the relevant taxpayer had been closed on that date, and will reimburse Magadan or Amax Gold for any of such Taxes paid by either of them. Taxes other than taxes measured by gross or net income for which the last day of the taxable period is not the Closing Date will be allocated pro rata per day between the period ending on the Closing Date and the period commencing after the Closing Date.

  5.05 Contribution of Intercompany Debt. If, as of the Closing Date, the Net Intercompany Debt (as defined below) shall consist of a net indebtedness of Magadan to Cyprus or any of its Affiliates (other than Omolon and Magadan), Cyprus shall, prior to or simultaneously with the Closing, contribute or cause to be contributed such Net Intercompany Debt to the equity of Magadan. If, as of the Closing Date, the Net Intercompany Debt shall consist of a net indebtedness of Cyprus and its Affiliates (other than Omolon and Magadan) to Magadan, Cyprus shall, prior to or simultaneously with the Closing, cause Magadan to cancel the obligations of Cyprus and its Affiliates (other than Omolon and Magadan) under such indebtedness. As used herein, the term "Net Intercompany Debt'' shall mean (a) all intercompany payables of Magadan to Cyprus and its Affiliates (other than Omolon and Magadan), other than trade payables incurred in the ordinary course of business, less (b) the sum of all intercompany receivables due to Magadan from Cyprus and its Affiliates (other than Omolon and Magadan), other than trade receivables incurred in the ordinary course of business. For purposes of this Agreement, intercompany payables and intercompany receivables shall be deemed (i) to include any payables and receivables relating to the inclusion of Magadan in the consolidated federal income tax returns filed by Cyprus and its Affiliates for periods through the Closing Date and (ii) to exclude the cash in account number 1001738853 at Pittsburgh National Bank established pursuant to the letter agreement with the Project Lenders dated April 22, 1996 provided by Cyprus to Magadan that is used to support the Financing Agreements or the Amended Financing Agreements (which cash shall remain available to support such financing after the

Closing Date so long as may be required by such agreements at which time any balance remaining shall be repaid to Cyprus).

  5.06 Additional Financing Agreements. Cyprus will use all Commercially Reasonable Efforts to (i) authorize, execute, deliver, satisfy all conditions to borrowing under, and consummate the Amended Financing Agreements (providing for borrowing by Omolon of least $30,000,000 from the Project Lenders in addition to amounts borrowed under the Financing Agreements) and the Subordinated Loan Agreement (providing for borrowing by Omolon of at least $14,000,000), including the Subordinated Loan Guaranties at or prior to the Closing Date, including without limitation the execution of all documents, the obtaining of all consents, approvals, licenses and permits of third parties and Governmental or Regulatory Authorities, and the completion of all other action reasonably necessary or desirable to satisfy its obligations under this
Section 5.06 and (ii) make such agreements valid obligations of Cyprus, Magadan and Omolon, enforceable in accordance with their terms.

  5.07 Additional Equity Contribution. At or prior to the Closing Date, Cyprus shall cause Magadan to contribute the additional U.S. $3,000,000 required to make its aggregate equity capital contributed to Omolon equal to U.S. $43,000,000, and Cyprus shall use all Commercially Reasonable Efforts to cause the shareholders of Omolon other than Magadan to contribute all amounts of equity capital not yet paid so that the aggregate capital contributed by such other shareholders will equal $43,000,000.

  5.08 Gold Sales Arrangements. Cyprus shall use all Commercially Reasonable Efforts to implement and maintain in effect Gold Sales Arrangements for the Project that are acceptable to the Project Lenders and Amax Gold.

                                  ARTICLE VI

                            COVENANTS OF AMAX GOLD

  Amax Gold covenants and agrees with Cyprus that, at all times from and after the date hereof through the Closing, Amax Gold will comply with all covenants and provisions of this Article VI, except to the extent Cyprus may otherwise consent in writing.

  6.01 Consent Solicitation Statement. (a) Amax Gold shall prepare and file with the SEC the Consent Solicitation Statement as soon as reasonably practicable after the date hereof, and shall diligently proceed to have the Consent Solicitation Statement cleared by the SEC. If at any time prior to the Effective Time any event shall occur that should be set forth in an amendment of or a supplement to the Consent Solicitation Statement, Amax Gold shall prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable. Cyprus, Magadan and Amax Gold shall cooperate with each other in the preparation of the Consent Solicitation Statement, and Amax Gold shall notify Cyprus of the receipt of any comments of the SEC with respect to the Consent Solicitation Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall provide to Cyprus promptly copies of all correspondence between Amax Gold or any representative of Amax Gold and the SEC with respect to the Consent Solicitation Statement. Amax Gold shall give Cyprus and its counsel the opportunity to review the Consent Solicitation Statement and all responses to requests for additional information by and replies to comments of the SEC before any such document is provided to or filed with the SEC. Each of Amax Gold, Cyprus and Magadan agrees, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Consent Solicitation Statement to be mailed to the holders of Amax Gold Common Stock entitled to take action with respect thereto at the earliest practicable time.

  (b) Amax Gold shall commence solicitation of consents from its stockholders for the purpose of approving the issuance of the Closing Shares, the Production Shares and the Contingent Payment Shares pursuant to the Merger and in accordance with the terms of this Agreement as soon as reasonably practicable after the date hereof, and will notify Cyprus in writing of the results thereof promptly following the Expiration Time (as defined in the Consent Solicitation Statement).

                                  ARTICLE VII

            CONDITIONS TO OBLIGATIONS OF AMAX GOLD AND AMAX RUSSIA

  The obligations of Amax Gold and Amax Russia hereunder to consummate the Merger are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Amax Gold in its sole discretion):

  7.01 Representations and Warranties. Each of the representations and warranties made by Cyprus in this Agreement (other than those made with respect to a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date, and any representation or warranty made with respect to a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date.

  7.02 Performance. Cyprus and Magadan shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by such party at or before the Closing.

  7.03 Officers' Certificates. Cyprus shall have delivered to Amax Gold a certificate, dated the Closing Date and executed by the Chairman of the Board, the President or any Vice President of Cyprus, substantially in the form and to the effect of Exhibit A hereto, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Cyprus, substantially in the form and to the effect of Exhibit B hereto.

  7.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement to Amax Gold, and there shall not be pending or threatened on the Closing Date any action or proceeding or any other action in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Amax Gold, Magadan, Omolon or the transactions contemplated by this Agreement of any such Law.

  7.05 Regulatory Consents and Approvals. All consents, acknowledgments, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary or desirable to permit Amax Gold, Amax Russia, Cyprus and Magadan to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Amax Gold, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

  7.06 Third Party Consents. The consents and acknowledgments (or in lieu thereof waivers) listed in Section 2.10(b) of the Disclosure Schedule, and all other acknowledgments or consents (or in lieu thereof waivers) necessary to permit the performance by Amax Gold, Amax Russia, Cyprus, Magadan and Omolon of their obligations under this Agreement or to the consummation of the transactions contemplated hereby under any Contract to which Amax Gold, Amax Russia, Cyprus, Magadan or Omolon is a party or by which any of their respective Assets and Properties are bound (a) shall have been obtained and
(b) shall be in form and substance reasonably satisfactory to Amax Gold.

  7.07 Opinions of Counsel. Amax Gold shall have received the opinion of Philip C. Wolf, Esq., General Counsel of Cyprus, dated the Closing Date and the opinion of Professor Sirodoev, special Russian counsel to Cyprus and Omolon, dated the Closing Date, in each case with respect to such matters as Amax Gold reasonably may request.

  7.08 Good Standing Certificates. Cyprus shall have delivered to Amax Gold
(a) copies of the certificates or articles of incorporation (or other comparable corporate charter documents), including all amendments thereto, of Magadan certified by the Secretary of State or other appropriate official of the jurisdiction of incorporation, (b) certificates from the Secretary of State or other appropriate official of the respective jurisdictions of incorporation to the effect that Magadan is in good standing or subsisting in such jurisdiction, listing all charter documents of Magadan on file and attesting to its payment of all franchise or similar Taxes, and (c) a certificate from the Secretary of State or other appropriate official in each jurisdiction in which Magadan is qualified or admitted to do business to the effect that Magadan is duly qualified or admitted and in good standing in such jurisdiction.

  7.09 Resignations of Directors and Officers. Each of the directors and officers of Magadan shall have resigned prior to the Closing Date.

  7.10 Proceedings. All proceedings to be taken on the part of Cyprus, Cyprus Gold, Magadan and Omolon in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Amax Gold, and Amax Gold shall have received copies of all such documents and other evidences as Amax Gold reasonably may request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

  7.11 Stockholders' Approval. The affirmative vote or consent of a majority of the outstanding shares of Amax Gold Common Stock shall have been obtained.

  7.12 Financing Agreements. Each of the EBRD Loan Agreement and the OPIC Finance Agreement shall be in full force and effect, the obligations of the respective Project Lenders to make loans to Omolon thereunder shall not have been suspended or terminated, and, except for waivers granted under the Financing Agreements listed in Section 2.14 of the Disclosure Schedule, Amax Gold shall have received original or certified copies of the documents delivered to EBRD or OPIC pursuant to Sections 4.01 and 4.02 of the EBRD Loan Agreement and of the OPIC Financing Agreement (and originals or certified copies of all amendments, supplements or other modifications of such documents), any and all amendments, supplements or modifications since the date of this Agreement to any of the Financing Agreements or Project Agreements shall be satisfactory to Amax Gold in form and substance, and no event or condition shall have occurred or exist which would prevent Omolon from satisfying any conditions precedent for additional borrowings under the Amended Financing Agreements or the Subordinated Loan Agreement or the Subordinated Loan Guaranties. Conditions which have been waived by the Project Lenders pursuant to certain waiver letters shall have been satisfied, waived to a future time or waived permanently prior to the Merger.

  7.13 OPIC Insurance. Amax Gold shall have been assigned the rights and obligations of Cyprus and Magadan under the OPIC Insurance Contracts in accordance with the terms thereof and of the letter agreement, dated November 9, 1995, between OPIC and Cyprus, together with OPIC equity insurance with respect to the portion of the Additional Equity Contribution made by Magadan at or prior to the Closing Date or shall have obtained OPIC equity insurance on substantially the same terms and conditions as provided in the OPIC Insurance Contracts and such insurance shall be in full force and effect, and Amax Gold shall have received evidence satisfactory to it that the pledge of the Omolon Shares and the shares of Surviving Corporation Common Stock under the Security Documents shall not interfere with the ability to tender such shares under the OPIC Insurance Contracts.

  7.14 Omolon Shares. All of the Omolon Shares referred to in Section 2.13(b) shall have been duly authorized, validly issued, fully paid and registered with the Ministry of Finance of the Russian Federation and all state duties and taxes payable in connection with such issuance and registration shall have been duly paid by Omolon.

  7.15 Exploration Funding under Financing Agreements. Amax Gold shall have received evidence in form and substance satisfactory to it that Omolon will be permitted under the terms of the Financing Agreements, the

Amended Financing Agreements and the Subordinated Loan Agreement to fund exploration activities as contemplated by Section 1.09.

  7.16 Additional Debt Financing and Equity; Gold Sales Arrangements. Each of the Amended Financing Agreements, Subordinated Loan Agreement and the Subordinated Loan Guaranties shall be duly authorized, executed and delivered by the parties thereto in the form and substance satisfactory to both Cyprus and Amax Gold and shall be in full force and effect (such agreements shall provide for additional loans aggregating no less than $30 million in the case of the Amended Financing Agreements and $14 million in the case of the Subordinated Loan Agreement), and the obligations of the Lenders to make loans thereunder shall not have been suspended or terminated; Amax Gold shall have received original or certified copies of the documents delivered to EBRD or OPIC or the Bank in satisfaction of all conditions precedent to funding thereunder (and of all amendments, supplements or other modifications of such documents), any and all further amendments, supplements or modifications since the date of this Agreement to any of the Amended Financing Agreements or the Subordinated Loan Agreement or the Subordinated Loan Guaranties shall be satisfactory to Amax Gold in form and substance, and no event or condition shall have occurred or exist which would prevent Omolon from satisfying any conditions precedent for additional borrowings under the Amended Financing Agreements or the Subordinated Loan Agreement. Conditions which have been waived by the Project Lenders or the Bank at any time prior to Closing pursuant to certain waiver letters shall have been satisfied, waived to a future time acceptable to Cyprus and Amax Gold or waived permanently prior to the Merger, the Additional Equity Contributions shall have been made, the Gold Sales Arrangements shall be in effect and all consents, approvals, Licenses and permits of any third party or any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by the Amended Financing Agreements, Subordinated Loan Agreement, the Subordinated Loan Guaranties, the Additional Equity Contributions and the Gold Sales Arrangements shall have been obtained and be in full force and effect.

  7.17 North Vein Agreement. The North Vein Agreement shall have been duly executed and delivered by the parties thereto in form and substance satisfactory to Amax Gold and the Project Lenders and such agreement shall be in full force and effect.

  7.18 Absence of Material Adverse Effect. There shall not have occurred between the date hereof and the Closing any event or circumstance that has had or reasonably can be expected to have a Material Adverse Effect.

                                 ARTICLE VIII

                CONDITIONS TO OBLIGATIONS OF CYPRUS AND MAGADAN

  The obligations of Cyprus and Magadan hereunder to consummate the Merger are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Cyprus in its sole discretion):

  8.01 Representations and Warranties. Each of the representations and warranties made by Amax Gold in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty were made on and as of the Closing Date.

  8.02 Performance. Amax Gold and Amax Russia shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by such party at or before the Closing.

  8.03 Officers' Certificates. Amax Gold shall have delivered to Cyprus a certificate, dated the Closing Date and executed by the Chairman of the Board, the President or any Vice President of Amax Gold, substantially in the form and to the effect of Exhibit C hereto, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Amax Gold, substantially in the form and to the effect of Exhibit D hereto.

  8.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law that became effective after the date of this Agreement restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement and there shall not be pending or threatened on the Closing Date any Action or Proceeding or any other action in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Cyprus or the transactions contemplated by this Agreement of any such Law.

  8.05 Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit Cyprus, Magadan, Amax Gold, Amax Russia and Omolon to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

  8.06 Third Party Consents. All consents (or in lieu thereof waivers) necessary to permit the performance by Cyprus and Magadan of their respective obligations hereunder and to the consummation of the transactions contemplated hereby as are required under the Contracts listed in Section 2.10(b) of the Disclosure Schedule shall have been obtained.

  8.07 Proceedings. All proceedings to be taken on the part of Amax Gold and Amax Russia in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Cyprus, and Cyprus shall have received copies of all such documents and other evidences as Cyprus reasonably may request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

  8.08 Opinions of Counsel. Cyprus shall have received the opinion of Deborah
J. Friedman, Esq., General Counsel of Amax Gold, dated the Closing Date, with respect to such matters as Cyprus reasonably may request.

                                  ARTICLE IX

                POST-CLOSING AGREEMENTS CONCERNING THE PROJECT

  9.01 Intention of the Parties. The consideration to be received by Cyprus for the transfer of Magadan to Amax Gold has been negotiated in part on the basis that Magadan will be acquired with the anticipated financing for the Project in place on the terms and conditions set forth in the EBRD Loan Agreement, the OPIC Finance Agreement, the Amended Financing Agreements and the Subordinated Loan Agreement and with credit support provided by Cyprus under the Cyprus Amax Guaranty, the Cyprus Support Agreement, the Reclamation Agreement and the Subordinated Loan Guaranties. Cyprus and Amax Gold recognize
(i) that, inasmuch as Cyprus has provided such credit support for the obligations of Omolon under the EBRD Loan Agreement, the OPIC Finance Agreement, the Amended Financing Agreements and the Subordinated Loan Agreement, situations may arise in which Cyprus may be obligated to make payments under the Cyprus Amax Guaranty or the Subordinated Loan Guaranty of Cyprus and (ii) that Amax Gold, under certain circumstances, will be entitled to look to Cyprus to fund demands on Amax Gold or Magadan to pay such lenders. In the event Cyprus makes any such payment, provision will need to be made for the repayment of such amounts by Omolon and, under limited circumstances, Magadan or Amax Gold. Set forth below are the arrangements for dealing with such obligations should they arise, as well as certain related indemnities and agreements.

  9.02 Obligations of Amax Gold in Connection With the Financing Agreements, the Amended Financing Agreements or the Subordinated Loan Agreement.

    (a) Following the Closing Amax Gold shall use its Commercially Reasonable
  Efforts: (i) to cause Omolon (through Magadan pursuant to its status as the "Foreign Party" under the Omolon Charter) to comply with its obligations under the EBRD Loan Agreement, the OPIC Finance Agreement, the Amended Financing Agreements and the Subordinated Loan Agreement, including, without limitation, obligations regarding Project Completion and maintenance of the Loan Life Debt Service Coverage Ratio (as defined in the Financing Agreements); (ii) to assume and perform, as the assignee of Cyprus, the obligations of Cyprus under the Cyprus Support Agreement and the Reclamation Agreement (provided that Amax Gold's liability for any failure to perform such obligations shall be limited as provided in Section 9.04(b)); and (iii) to pledge the Surviving Corporation Common Stock under an agreement reasonably satisfactory to the Project Lenders.

    (b) Following the Closing, Amax Gold shall keep Cyprus informed regarding the status of the Project (including liquidity needs of the Project and progress toward Project Completion) and any circumstances regarding the Project that Amax Gold believes may lead to a demand for payment under the Cyprus Amax Guaranty or the Subordinated Loan Guaranty of Cyprus. Upon the request of Cyprus, Amax Gold shall provide Cyprus with access at all reasonable times to the Project and such employees, documents and information relating to the Project as Cyprus reasonably may request.

  9.03 Obligations of Cyprus in Connection With the Financing Agreements or the Amended Financing Agreements or the Subordinated Loan Agreement. Following the Closing, Cyprus (i) shall continue to be obligated under and comply with the Cyprus Amax Guaranty in the event any payment is due to the Project Lenders under the Cyprus Amax Guaranty or the Bank under the Subordinated Loan Guaranties, whether or not such payment is due in respect of the obligations (or defaults with respect thereto) under the Financing Agreements or the Amended Financing Agreements or the Subordinated Loan Agreement that have been assumed by or assigned to Amax Gold; (ii) shall use its Commercially Reasonable Efforts to prevent a default from occurring with respect to actions or events with respect to Cyprus or Cyprus Gold that would constitute a default under Section 5.03(c) of the Cyprus Support Agreement or any of Sections 7.01(d), 7.01(f), 7.01(g) and 7.01(n) of the EBRD Loan Agreement or the OPIC Finance Agreement, or under Section 7.01(o) of the EBRD Loan Agreement or the OPIC Finance Agreement (solely to the extent that such action or event referred to in Section 7.01(o) prevents, limits or restricts Cyprus' ability to perform the Cyprus Amax Guaranty); (iii) shall fund any payment required to be made to the Project Lenders under the Cyprus Magadan Guaranty or the Cyprus Support Agreement or to the Bank under the Subordinated Loan Agreement, unless such payment has already been made by Cyprus under the Cyprus Amax Guaranty or the Subordinated Loan Guaranty of Cyprus; and (iv) shall indemnify and hold harmless Amax Gold from and against all Losses arising out of Cyprus' failure to comply with this Section 9.03.

  9.04 Additional Obligations Following Demand By The Project Lenders.

    (a) In the event the Project Lenders make a demand for payment under the Cyprus Amax Guaranty or the Bank makes a demand for payment under the Subordinated Loan Guaranty of Cyprus, then Amax Gold shall use its Commercially Reasonable Efforts (through Magadan pursuant to its status as the "Foreign Party" under the Omolon Charter) to cause Omolon to agree to repay Cyprus for any amounts so paid by Cyprus (under an agreement with such terms as are reasonably acceptable to Cyprus and Omolon and, if amounts remain outstanding under the Financing Agreements or the Amended Financing Agreements or the Subordinated Loan Agreement after giving effect to such payment, the Project Lenders and the Bank respectively). In the event Cyprus makes payment under the Cyprus Amax Guaranty or the Subordinated Loan Guaranty of Cyprus, Cyprus shall be subrogated to the rights of the Project Lenders and the Bank as the case may be, to the extent of such payment and to the extent permissible under the Financing Agreements, the Amended Financing Agreements on the one hand and the Subordinated Loan Agreement on the other hand, and Cyprus shall not, without the prior consent of Amax Gold (which shall not be unreasonably withheld), declare a default or exercise remedies under the Financing Agreements, the Amended Financing Agreements or the Subordinated Loan Agreement based on the events or circumstances that gave rise to the demand for payment under the Cyprus Amax Guaranty or the Subordinated Loan Guaranty of Cyprus. The parties acknowledge that in such event the circumstances surrounding the Project are likely to have changed materially and agree to negotiate in good faith with each other and Omolon an amendment to the Financing Agreements, the Amended Financing Agreements and the Subordinated Loan Agreement to avoid declaration of a default or the exercise of remedies upon the occurrence of non-material breaches.

    (b) (i) In the event that any default occurs under the Financing Agreements or the Amended Financing Agreements, resulting in a demand for payment under the Cyprus Amax Guaranty, and if such default is a result of the gross negligence or willful misconduct by Amax Gold in the performance of its obligations assumed under the Cyprus Support Agreement and the Reclamation Agreement, then in addition to following the procedures set forth in Section 9.04(a), Amax Gold shall reimburse Cyprus for any portion of such payment with respect to which Omolon fails to reimburse Cyprus on a timely basis.

    (ii) In the event that any default occurs under the Subordinated Loan Agreement resulting in a demand for payment under the Subordinated Loan Guaranty of Cyprus, then in addition to following the procedures set forth in Section 9.04(a), to the extent Omolon fails to reimburse Cyprus within 30 days of the demand for payment under the Subordinated Loan Guaranty of Cyprus, then Amax Gold shall reimburse Cyprus within 30 days for any unreimbursed amount.

    (c) In the event the Project Lenders have made (or threatened to make) a demand for payment under the Cyprus Amax Guaranty, and in the event Amax Gold determines that continuation of the Project would have a material adverse effect on the business, condition (financial or otherwise), results of operations, Assets and Properties, liabilities or prospects of Amax Gold, Amax Gold shall have the right to offer all of its right, title and interest in the Surviving Corporation Common Stock to Cyprus and Cyprus shall have 30 days from receipt of notice of such offer to accept or reject such offer. Any failure of Cyprus to respond within such time period shall be deemed a rejection of such offer in accordance with Section 9.04(c)(ii).

      (i) If Cyprus accepts Amax Gold's interest in the Surviving Corporation Common Stock, (A) Amax Gold shall deliver all of its right, title and interest in such shares to Cyprus; (B) Cyprus shall use its Commercially Reasonable Efforts to assume, and shall, whether or not such assumption is permitted by the Project Lenders or the Bank, indemnify and hold harmless Amax Gold against any Losses suffered or incurred by Amax Gold in connection with Amax Gold's obligations under the Cyprus Support Agreement and the Reclamation Agreement and the pledge by Amax Gold of the Surviving Corporation Common Stock; and (C) Amax Gold and Cyprus shall indemnify and hold harmless each other (the "Indemnified" and "Indemnifying" Party, as the case may be) with respect to any Losses suffered or incurred by the Indemnified Party as a result of the actions or omissions of the Indemnifying Party in connection with the Indemnifying Party's operation of the Project; provided that Amax Gold shall have no liability hereunder to Cyprus with respect to any Losses arising out of obligations of Amax Gold or Cyprus to the Project Lenders or the Bank pursuant to the Financing Agreements, the Amended Financing Agreements, the Subordinated Loan Agreement or this Agreement, except to the extent such liability arises under Section 9.04(b)(i); and provided further that Cyprus shall have no liability hereunder to Amax Gold with respect to any Losses arising out of payment or other obligations of Cyprus or Amax Gold to the Project Lenders or the Bank pursuant to the Financing Agreements, the Amended Financing Agreements, the Subordinated Loan Agreement or this Agreement, except to the extent such liability arises under Section 9.03, 9.04(c)(i)(B) or 9.04(c)(ii); or

      (ii) if Cyprus rejects the Surviving Corporation Common Stock, then Amax Gold shall retain its obligations under the Reclamation Agreement and Section 9.04(b)(ii) but shall be released from (A) any obligation to Cyprus under Section 9.02, including, without limitation, obligations to continue to operate the Project, to obtain Project Completion or otherwise perform under the Cyprus Support Agreement; and
    (B) any obligations to reimburse Cyprus under Section 9.04(b)(i) in connection with any payments made under the Cyprus Amax Guaranty, unless such obligation under Section 9.04(b)(i) arose prior to Amax Gold's offer of Surviving Corporation Common Stock to Cyprus under
    Section 9.04(c).

  9.05 Project Liquidity Needs. If at any time Amax Gold reasonably determines that the estimated liquidity needs of the Project (including without limitation cost overruns in the construction and operation of the Project) will exceed cash projected to be available to the Project, it will promptly give Cyprus notice of the estimated amount and timing of each such need for liquidity (a "Liquidity Need"). In the event that Amax Gold gives any such notice.

    (a) Amax Gold shall use its Commercially Reasonable Efforts to cause Magadan (in its capacity as "Foreign Party" under the Omolon Charter) to negotiate with (x) the Project Lenders or other financial institutions to obtain additional loans on commercially reasonable terms to cover such Liquidity Need, and/or (y) the Russian Shareholders to obtain cash contributions by the Omolon shareholders of paid-in capital or Subordinated Shareholder Loans to cover such Liquidity Need. Amax Gold shall keep Cyprus informed of the progress of such efforts.

    (b) If the efforts of Magadan under clause (a) do not result in obtaining funding sufficient to fund the Liquidity Need, Amax Gold will use Commercially Reasonable Efforts to arrange for funds to be made available to Omolon to cover such Liquidity Need on terms reasonably acceptable to Amax Gold and Omolon. Amax Gold will keep Cyprus informed of the progress of such efforts.

    (c) If Amax Gold gives notice to Cyprus that it will not be able to fund all or any portion of such Liquidity Need in a timely fashion, then Cyprus will have the right, but not the obligation, to fund such Liquidity Need (or portion thereof) by making an advance to Omolon.

      (i) In the event such advance or advances do not exceed $5 million in the aggregate, each such advance shall be repayable in six months and bear a commercially reasonable interest rate for projects in the Russian Federation, and be unsecured and subordinated in right of payment and collection to the obligations owing to the Project Lenders; and

      (ii) To the extent that such unsecured advances exceed or have exceeded $5 million in the aggregate, or have been outstanding more than six months, then Cyprus shall make or convert such short term advances to a term loan on commercially reasonable terms reasonably satisfactory to Cyprus, Omolon and Amax Gold (with due regard to the amount thereof, the then current projections of future revenues and operating costs of the Project, the period for the repayment of the advance, the cost of funds to projects in the Russian Federation, subordination in right of payment and collection to the obligations owing to the Project Lenders, and other relevant factors). Amax Gold will, subject to the requirements of its then existing financing obligations and applicable law, guaranty to Cyprus the payment when due of amounts owing in respect of any such advances. Amax Gold shall be entitled, subject to its fiduciary duties, contractual obligations and requirements of applicable law relating to the issuance of stock, to satisfy its obligation to make any payment under such guaranty either in cash or, with the consent of Cyprus, by issuing to Cyprus shares of Amax Gold Common Stock valued at the Average Market Price at the date payment is made under such guaranty. In the event that Cyprus does not consent to the payment of guaranty obligations in shares of Amax Gold Common Stock, Cyprus acknowledges that Amax Gold may fund such guaranty payment through the public or private sale of equity or debt securities.

  9.06 Obligations of Omolon. Nothing in this Article IX shall be construed as limiting in any way the liability of Omolon to pay and perform its obligations under the Financing Agreements, the Amended Financing Agreements, the Subordinated Loan Agreement, or any loan or other agreement pursuant to
Section 9.08 or 9.09, or the right of Cyprus or Amax Gold to be subrogated to the rights of any lender against Omolon to the extent of any payment by Cyprus or Amax Gold to any lender of amounts under the Cyprus Amax Guaranty or the Subordinated Loan Guaranties, as the case may be.

  9.07 Termination of Rights and Obligations. Anything herein to the contrary notwithstanding, the rights and obligations of Cyprus and Amax Gold under Sections 9.01 through 9.07 shall terminate automatically upon the termination in full of the Cyprus Magadan Guaranty in accordance with Section 4.01 thereof and of the Cyprus Amax Guaranty or the Subordinated Loan Guaranties, as the case may be, and after such termination,

Amax Gold shall indemnify Cyprus and hold it harmless from and against any and all Losses that may be suffered or incurred by Cyprus in relation to the Reclamation Agreement; provided that the provisions of Sections 9.02(a)(ii), 9.03(ii), (iii) and (iv), 9.04(b), 9.04(c)(i)(C), 9.04(c)(ii), 9.05 and 9.07
shall survive such termination until 60 days following the expiration of any applicable statute of limitations (including all periods of extension, whether automatic or permissive).

  9.08 Debt Prepayment.

    (a) To the extent permitted under the Financing Agreements and the Amended Financing Agreements without requiring any prepayment of outstanding loans thereunder, amounts outstanding under the Subordinated Loan Agreement are to be partially prepaid in an amount equal to the difference between (i) U.S. $228 million and (ii) the aggregate costs relating to construction and start up of the Project through the Project Production Date, which shall include working capital, but which shall exclude any costs for 1997 Operating Supplies (defined below).

    (b) Within 30 days following Project Production Date, Amax Gold shall, after conferring with Omolon, prepare and deliver to Cyprus a detailed schedule showing the sums described in Section 9.08(a) above. To the extent permitted under the Financing Agreements and the Amended Financing Agreements without requiring any prepayment thereunder, if such sums show that $228 million exceeds such aggregate costs, Amax Gold shall use Commercially Reasonable Efforts to cause Omolon to prepay such amount to the Bank within 30 days of the delivery of such schedule, or if Omolon fails to make such prepayment, Amax Gold shall make such prepayment no later than 10 days following the date such prepayment from Omolon was due. In order to fund such prepayment by Omolon, Amax Gold shall use Commercially Reasonable Efforts to cause Magadan (as the "Foreign Party" under the Omolon Charter) to negotiate with the Russian Shareholders to obtain cash contributions by the Omolon shareholders of paid-in capital or short-term loans to Omolon sufficient to make such reimbursement, or if such efforts of Magadan do not result in Omolon obtaining sufficient funding, to arrange for funds to be made available to Omolon in an amount sufficient to make such prepayment. In the event Amax Gold makes such prepayment to the Bank, Amax Gold shall be subrogated to the rights of the Bank against Omolon with respect to the amount of such reimbursement. In the event the Finance Agreements and the Amended Finance Agreements do not permit the prepayment contemplated by Section 9.08 without requiring any prepayment thereunder, neither Omolon nor Amax Gold shall have any obligation to make such prepayment.

    (c) If Amax Gold notifies Cyprus of a disagreement regarding the amount of such repayment and if such dispute is not resolved between the parties within 30 days, either party may submit the matter to binding and final decision by arbitration pursuant to Section 11.02(c). In the event of such a disagreement, amounts not in dispute shall be paid within 30 days of the delivery of the schedule referred to above, and any amount in dispute shall be paid into an interest bearing escrow account with interest being paid to the prevailing party.

  9.09 Operating Supplies.

    (a) The Parties acknowledge that, due to the Project's remote northern location, the Project's annual requirements for parts, materials and supplies ("Operating Supplies") can be purchased and delivered to the Project most cost efficiently in the winter over the ice road. Since the Project will commence operations in 1997, it is necessary to obtain and deliver Operating Supplies for 1997 ("1997 Operating Supplies") beginning in the fall of 1996. Further, through the Closing Date the costs of 1997 Operating Supplies are being funded primarily by Cyprus which is purchasing supplies and arranging for transport on behalf of Omolon. Any 1997 Operating Supplies that are funded with the proceeds from the Financing Agreements and the Amended Financing Agreements shall be addressed pursuant to Section 9.08. In order to facilitate the financing of these costs and provide reimbursement to Cyprus, Omolon and Cyprus, with the cooperation of the Russian Shareholders, are seeking a working capital line of credit for Omolon.

    (b) Within 30 days of the Closing Date, Magadan shall, after conferring with Omolon, prepare and deliver to Cyprus a schedule of expenditures for 1997 Operating Supplies funded by Cyprus. Amax Gold shall use Commercially Reasonable Efforts to cause Omolon to reimburse Cyprus within 30 days of delivery of such schedule of expenditures by taking the actions called for by the following sentence, or if such efforts do not result in timely reimbursement of Cyprus, Amax Gold shall make such reimbursement to Cyprus directly no later than 10 days following the date reimbursement from Omolon was due. Amax Gold shall use Commercially Reasonable Efforts (i) to cause Omolon to reimburse Cyprus from the 1997 Line of Credit, (ii) if the 1997 Line of Credit is not available, to cause Magadan (as the "Foreign Party" under the Omolon Charter) to negotiate with the Russian Shareholders to obtain cash contributions by the Omolon shareholders of paid-in capital or short-term loans to Omolon sufficient to make such reimbursement, or (iii) if such efforts of Magadan do not result in Omolon obtaining sufficient funding, to arrange for funds to be made available to Omolon in an amount sufficient to make such reimbursement. In the event Amax Gold makes such reimbursement to Cyprus, Amax Gold shall be subrogated to the rights of Cyprus against Omolon with respect to the amount of such reimbursement.

    (c) Amax Gold or Cyprus may notify the other of a disagreement regarding the contents of such schedule, and if such dispute is not resolved between Amax Gold and Cyprus within an additional 30 days, either party may submit the matter to binding and final decision by arbitration pursuant to Section 11.02(c). In the event of such a disagreement, amounts not in dispute shall be paid as set forth in Section 9.09(b) and any amount in dispute shall be paid into an interest bearing escrow account with interest being paid to the prevailing party.

    (d) To the extent permitted under the Financing Agreements and the Amended Financing Agreements, Cyprus shall use its Commercially Reasonable Efforts to cause Magadan (in its capacity as "Foreign Party under the Omolon Charter) to seek the assistance and cooperation of the Russian Shareholders to obtain for Omolon at or before Closing a working capital bank line of credit of at least U.S. $20 million to finance the acquisition and delivery of the Project's 1997 Operating Supplies the ("1997 Line of Credit").

                                   ARTICLE X

       SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS

  10.01 Survival of Representations, Warranties, Covenants and
Agreements. Notwithstanding any right of Amax Gold (whether or not exercised) to investigate the affairs of Magadan and Omolon or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Cyprus and Amax Gold have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement; provided, however, that for purposes of Articles X and XI hereof, Amax Gold shall be deemed to have waived the failure of any representation or warranty of Cyprus to be true and correct in any material respect to the extent Amax Gold had Knowledge arising from the AGI Activities of such failure to be true and correct. The representations, warranties, covenants and agreements of Cyprus and Amax Gold contained in this Agreement will survive the Closing (a) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to the representations and warranties contained in Sections 2.01, 2.02, 2.03, 2.04, 2.05, 2.09, 2.13(a) and (b), 3.01, 3.02, 3.04, 3.05 and 5.04
(relating to tax matters), and the covenants and agreements contained in
Section 14.03, (b) in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing, until six months following the Closing Date, and (c) with respect to each other covenant or agreement contained in this Agreement, until sixty
(60) days following the expiration of the applicable statute of limitations (including all periods of extension whether automatic or permissive) with respect to any other such covenant or agreement; except that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (a), (b) or (c) above will continue to survive (as to the applicable matter) if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Article XI on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article XI.

                                  ARTICLE XI

                                INDEMNIFICATION

  11.01 Other Indemnification.

    (a) Subject to paragraph (c) of this Section and the other Sections of this Article XI, Cyprus shall indemnify the Amax Gold Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Cyprus (with respect to itself, Cyprus Gold, Magadan or Omolon) contained in this Agreement.

    (b) Subject to paragraph (c) of this Section and the other Sections of this Article XI, Amax Gold shall indemnify the Cyprus Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Amax Gold (with respect to itself and Amax Russia) contained in this Agreement.

    (c) No amounts of indemnity shall be payable in respect of a Loss arising under Section 11.01(a) or (b) in respect of any breach of warranty by Cyprus or Amax Gold, as the case may be, unless, until and then only to the extent that the Indemnified Party thereunder has suffered, incurred, sustained or become subject to Losses referred to in such Section in excess of $1,000,000 in the aggregate; provided that the foregoing limitation shall not apply to a misrepresentation or breach of warranty by Cyprus contained in Sections 2.02, 2.05, 2.09, 2.10 and 2.14(a) and (b) or by Amax Gold contained in Sections 3.02, 3.03 and 3.05. Notwithstanding that the Loss is less than $1,000,000 and therefore not subject to indemnification hereunder, the procedures set forth in this Article XI shall nonetheless apply, but such procedures may be prosecuted only at the time that claims for indemnification in the aggregate then exceed $1,000,000.

  11.02 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 11.01 will be asserted and resolved as follows:

    (a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 11.01 is asserted against or sought to be collected from such Indemnified Party by a Person other than Cyprus, Cyprus Gold, Magadan, Omolon, Amax Gold or any Affiliate of Cyprus or Amax Gold (a "Third Party Claim"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been irreparably prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

      (i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.02(a), then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party such Third Party Claim by all appropriate proceedings. Settlement of such Third Party Claim will be at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full by reason of Section 11.01(c)). If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the

    Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party will bear its own costs and expenses with respect to such participation.

      (ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 11.02(a), then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation. If the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause
    (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such dispute.

    (b) In the event any Indemnified Party should have a claim under Section
  11.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party has within the Dispute Period notified the Indemnified Party that the Indemnifying Party disputes its liability with respect to such claim, the chief executive officers of Amax Gold and Cyprus (or other executive officers appointed by them) shall meet for the purpose of proceeding in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within 60 days following receipt by Indemnified Party of such notice, such dispute shall be resolved by arbitration in accordance with paragraph (c) of this Section 11.02.

    (c) Any dispute submitted to arbitration pursuant to this Article XI shall be determined in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, by a panel of three
  (3) arbitrators selected in accordance with said Commercial Arbitration Rules (the "Board of Arbitration"). In the event of conflict between the provisions of this Agreement and the provisions of said Commercial Arbitration Rules, the provisions of this Agreement shall prevail. Any questions of whether a dispute should be arbitrated under this Article XI shall be decided by the Board of Arbitration. The Board of Arbitration shall meet in Denver, Colorado or such other place as a majority of the members of the Board of Arbitration determines more appropriate, and shall reach and render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to the amount, if any, which the Indemnifying Party is required to pay to the Indemnified Party in respect of a claim filed by the Indemnified Party. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than thirty
  (30) days following commencement of proceedings with respect thereto. Each party may pursue any method of discovery permitted by the Federal Rules of Civil Procedure, notwithstanding Rule 81(a)(3) thereof. The Board of Arbitration may issue a protective order to reasonably protect a participant's competitive and confidential information. The Board of Arbitration shall be bound to enforce any applicable statute of limitations. Any decision made by the Board of Arbitration shall be final and binding on the parties and may be entered in any court of competent jurisdiction. If the parties settle the dispute in the course of the arbitration, such settlement shall be approved by the Board of Arbitration on request of either party and become the award. Each party to any arbitration shall bear its own expense in relation thereto, including but not limited to such party's attorneys' fees, if any; provided, however, that the expenses and fees of the members of the Board of Arbitration and any other expenses of the Board of Arbitration not capable of being attributed to any one member shall be borne in equal parts by the Indemnifying Party and the Indemnified Party.

                                  ARTICLE XII

                                  TERMINATION

  12.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

    (a) at any time before the Effective Time, before or after approval of the stockholders of Amax Gold, by mutual written agreement of Cyprus and Amax Gold;

    (b) at any time before the Effective Time, by Cyprus or Amax Gold, upon notification of the non-terminating parties by the terminating party that the satisfaction of any condition to the terminating party's obligations under this Agreement becomes impossible or impracticable with the use of Commercially Reasonable Efforts, provided the failure of such condition to be satisfied is not caused by a breach of this Agreement by the terminating party;

    (c) at any time before the Effective Time (i) by Cyprus if Amax Gold or Amax Russia shall have failed to comply in any material respect with any of their respective covenants or agreements contained herein, unless the breaching party cures such breach on or before 15 days, or within such longer time as the parties reasonably may agree, after Cyprus notifies the breaching party of such breach; or (ii) by Amax Gold if Cyprus, Cyprus Gold or Magadan shall have failed to comply in any material respect with any of their respective covenants or agreements contained herein, unless the breaching party cures such breach on or before 15 days, or within such longer time as the parties reasonably may agree, after Amax Gold notifies the breaching party of such breach; or

    (d) at any time after March 31, 1997 by Cyprus or Amax Gold upon notification of the non-terminating parties by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party.

  12.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Cyprus or Amax Gold (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to expenses in
Section 14.03 and confidentiality in Section 14.05 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to
Section 12.01(b), (c) or (d), Cyprus will remain liable to Amax Gold for any willful breach of this Agreement by Cyprus existing at the time of such termination, and Amax Gold will remain liable to Cyprus for any willful breach of this Agreement by Amax Gold existing at the time of such termination, and Cyprus or Amax Gold may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.

                                 ARTICLE XIII

                                  DEFINITIONS

  13.01 Definitions. (a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

  "Acquisition" means, with respect to any Additional Deposit, the acquisition of the right to develop that deposit in accordance with the Law "On the Subsoil" of the Russian Federation (No. 2395-1 of February 21, 1992 as amended on March 3, 1995) or any successor Law (and the terms "Acquire" and "Acquired" shall be construed accordingly).

  "Additional Deposit" means any mineral deposit located in the territory of the Russian Federation that is Acquired by Amax Gold (or any Person in which Amax Gold directly or indirectly holds an Ownership Interest) other than (i) deposits any portion of which are located within the boundaries described in the Omolon License

(as from time to time in effect), (ii) deposits acquired pursuant to the Exploration Joint Venture Agreement, between Amax Gold and Cyprus, effective January 1, 1994, as amended, and (iii) ore, deposits or other interests of any kind pursuant to the North Vein Agreement.

  "Additional Equity Contribution" means the additional U.S. $6,000,000 to be contributed by the shareholders of Omolon (U.S. $3,000,000 by Magadan and the equivalent of U.S. $3,000,000 in roubles by the other shareholders of Omolon) in connection with the Amended Financing Agreements and the Subordinated Loan Agreement and all amendments or supplements to the Foundation Agreement or Omolon Charter and/or other agreements entered into by such shareholders in relation thereto.

  "Affiliate" means any Person (but with respect to Cyprus and Cyprus Gold, excluding Amax Gold and any subsidiary of Amax Gold; and with respect to Amax Gold and Amax Russia, excluding Cyprus and any subsidiary of Cyprus which is not Amax Gold or a subsidiary of Amax Gold) that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

  "AGI Activities" means all work performed by Amax Gold commencing on February 1, 1995 pursuant to the Services Agreement and with respect to the Project, as follows: (i) Amax Gold's assumption at the request of Cyprus of primary management and direction of the Project (and with the assistance of personnel from the Cyprus' project development group seconded to Amax Gold since March 1996), including without limitation all day-to-day accounting, personnel, engineering, construction, procurement, logistics, mining and metallurgical functions; and (ii) Amax Gold's assumption of joint responsibility with Cyprus for certain functions, including certain accounting and tax matters, governmental and shareholder relations and exploration; provided, however, that Cyprus retained primary responsibility for all matters relating to financing, tax and insurance and all legal matters.

  "Agreement" means the Agreement and Plan of Reorganization, dated January 24, 1996, as amended (and restated for convenience) in this Amended and Restated Agreement and Plan of Reorganization and the Exhibits, the Disclosure Schedule and the certificates delivered in accordance with Sections 7.03 and 8.03, as the same shall be amended from time to time.

  "Amax Gold Common Stock" has the meaning ascribed to it in Section 1.08(a).

  "Amax Gold Indemnified Parties" means Amax Gold and its Affiliates and each of their respective officers, directors, employees and agents.

  "Amax Russia Common Stock" has the meaning ascribed to it in Section
1.03(a).

  "Amended Financing Agreements" means those amendments to the Financing Agreements, to be entered into by the parties thereto at or prior to the Closing Date on terms substantially the same as those in the Omolon Gold Mining Company--Summary Terms of Additional Financing provided to Omolon by the Project Lenders and all related agreements and documents set forth on
Schedule 5.06 of the Disclosure Schedule.

  "Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including without limitation cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and intellectual property.

  "Average Market Price" means, on any date, the average of the daily closing sales prices of Amax Gold Common Stock as reported on the Composite Transactions Tape of the NYSE reporting system for the ten consecutive full trading days in which such shares are traded on the NYSE ending two trading days prior to such date, subject to appropriate adjustment if any event described in Section 1.11 occurs, or any ex-dividend date with respect to any such event occurs, between the beginning of such ten trading day period and the date Contingent Payment Shares are delivered in connection with such calculation of the Average Market Price.

  "Average Metal Price" means, (i) with respect to gold as of any date, the one-year average London P.M. fixing ending on the day immediately prior to such date, (ii) with respect to silver as of any date, the one-year average Handy & Harmon daily quote ending on the day immediately prior to such date,
(iii) with respect to copper as of any date, the one-year average London Metals Exchange Grade "A" Settlement quotation as published in Metals Week ending on the day immediately prior to such date, and (iv) with respect to any other metal as of any date, the one-year average of the daily closing sales price of such metal ending on the day immediately prior to such date published by a mutually agreed upon representative source establishing the market price for such metals.

  "Bank" means a Russian bank owned by non-Russian shareholders licensed to do banking business in the Russian Federation that is the lender under the Subordinated Loan Agreement.

  "Board of Arbitration" has the meaning ascribed to it in Section 11.02(c).

  "Books and Records" means all files, documents, instruments, papers, books and records relating to the Business or Condition of Magadan and Omolon, including without limitation financial statements, Tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

  "Business or Condition of Magadan and Omolon" means the business, condition (financial or otherwise), results of operations, Assets and Properties, liabilities or prospects of Magadan and Omolon, taken as a whole.

  "Certificate of Merger" has the meaning ascribed to it in Section 1.02.

  "Claim Notice" means written notification of a Third Party Claim as to which indemnity under Section 11.02 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under Section 11.02, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim.

  "Closing" has the meaning ascribed to it in Section 1.04.

  "Closing Date" has the meaning ascribed to it in Section 1.04.

  "Closing Shares" has the meaning ascribed to it in Section 1.08(a).

  "Commercially Reasonable Efforts" shall mean commercial actions by Amax Gold or Cyprus, as the case may be, that are reasonable in light of the size of the Project and its financial requirements, and in any event shall not require Amax Gold or Cyprus to take any action that would have a material adverse effect on Amax Gold's or Cyprus' other projects or financing arrangements. Any obligation of a party to use Commercially Reasonable Efforts to cause another Person to take action shall be subject to such party's fiduciary duties, contractual obligations and requirements of applicable law.

  "Constituent Corporation" has the meaning ascribed to it in Section 1.01.

  "Contingent Payment Event" means, with respect to any Additional Deposit, the later of the date on which Amax Gold (or any Person in which Amax Gold holds directly or indirectly an Ownership Interest) shall have Acquired such Additional Deposit and the date on which the existence and number of Reserve Ounces has been established with respect to such Additional Deposit.

  "Contingent Payment Shares" has the meaning ascribed to it in Section 1.09.

  "Contract" means any agreement, charter, lease, license, evidence of Indebtedness, mortgage, indenture, permit, security agreement or other contract (whether written or oral) in relation to any Person or Governmental Authority.

  "Cyprus" has the meaning ascribed to it in the forepart of this Agreement.

  "Cyprus Amax Guaranty" means the guaranties, dated as of June 30, 1995, by Cyprus in favor of each of the Project Lenders, as amended from time to time, including the guaranty of the Amended Financing Agreements.

  "Cyprus Gold" has the meaning ascribed to it in the forepart of this Agreement.

  "Cyprus Indemnified Parties" means Cyprus and its Affiliates and each of their respective officers, directors, employees and agents.

  "Cyprus Magadan Guaranty" means the guaranties, dated as of June 30, 1995, by Magadan in favor of each of the Project Lenders.

  "Cyprus Support Agreement" means the agreement, dated as of August 30, 1995, among Omolon, Cyprus, Magadan and the Project Lenders.

  "Development Plan" means the draft development plan for the Project dated June 11, 1996.

  "DGCL" has the meaning ascribed to it in Section 1.01.

  "Disclosure Schedule" means the record delivered to Amax Gold by Cyprus herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Cyprus pursuant to this Agreement.

  "Dispute Period" means the period ending thirty (30) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

  "EBRD" means the European Bank for Reconstruction and Development.

  "EBRD Loan Agreement" means the Loan Agreement dated as of June 30, 1995 between Omolon and EBRD.

  "Effective Time" has the meaning ascribed to it in Section 1.02.

  "Environmental Law" means any Law or Order relating to the regulation or protection of human health, safety or the environment or to releases or threatened releases of pollutants or hazardous materials or wastes into the environment.

  "Financing Agreements" means those agreements set forth on Section 2.14 of the Disclosure Schedule under the heading "Financing Agreements".

  "Foundation Agreement" means the agreement, dated February 26, 1993, between Cyprus and the Russian Shareholders, as amended, and as further amended by the Shareholders Agreement dated June 6, 1996.

  "GAAP" means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

  "Gold Sales Arrangements" means the agreement with Roskomdragmet, dated May 29, 1996, or agreements, licenses and related documents providing for the sale of gold produced by the Project on the same or substantially the same terms as such agreement with Roskomdragmet.

  "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, the Russian Federation, any other foreign country or any domestic or foreign state, region, county, city or other political subdivision.

  "Indebtedness" of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business),
(iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

  "Indemnified and Indemnifying Party" means any Person claiming or providing indemnification under any provision of Article IX or XI.

  "Indemnity Notice" means written notification pursuant to Section 11.02(b) of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim.

  "Knowledge of" or "Known to" any party hereto, or any party's "Knowledge" means the knowledge of any officer, director or management-level employee of such party or its Transaction Subsidiaries and any other employee of such party listed on Section 13.01 of the Disclosure Schedule.

  "Law" means all laws, statutes, decrees, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, the Russian Federation, any other foreign country or any domestic or foreign state, region, county, city or other political subdivision or of any Governmental or Regulatory Authority.

  "Liabilities" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

  "Licenses" means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

  "Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

  "Liquidity Need" has the meaning ascribed to it in Section 9.05.

  "Loss" means any and all damages, fines, fees, penalties, deficiencies, Liabilities, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or arbitration or other proceedings or of any claim, default or assessment).

  "Magadan" has the meaning ascribed to it in the forepart of this Agreement.

  "Magadan Common Stock" has the meaning ascribed to it in Section 1.03(b).

  "Magadan Financial Statements" has the meaning ascribed to such term in
Section 2.06.

  "Material Adverse Effect" means a material adverse effect on: (a) the Project, taken as a whole, including, without limitation, the effect on the costs of construction and operation of the Project in accordance with the Development Plan, or the anticipated cash flows or profits of the Project or
(b) the Business or Condition of Magadan and Omolon.

  "Merger" has the meaning ascribed to it in the forepart of this Agreement.

  "Merger Consideration" shall have the meaning ascribed to it in Section
1.03.

  "Net Intercompany Debt" shall have the meaning ascribed to it in Section
5.05.

  "North Vein Agreement" means the agreement between Omolon and Evenskoye J.S.C. regarding the purchase and/or processing of certain ore by Omolon with terms substantially in accordance with a draft letter of intent proposed by Omolon on October 4, 1996.

  "NYSE" means the New York Stock Exchange.

  "Omolon" has the meaning ascribed to it in the forepart of this Agreement.

  "Omolon Charter" means the Amended and Restated Charter by Omolon, dated June 6, 1996.

  "Omolon Financial Statements" has the meaning ascribed to such term in
Section 2.13(c).

  "Omolon License" means the license for the right to use the subsurface, series MAG, no. 10141, type B3, issued to Omolon by the Committee of the Russian Federation for Geology and Use of the Subsurface and the Magadan Regional Soviet of People's Deputies, including all annexes thereto, and the license agreement between the Magadan Oblast Duma and the Committee of the Russian Federation for Geology and Use of the Subsurface and Omolon which is attached as Annex 1 to such license, each as amended and in effect on the date hereof.

  "Omolon Shares" has the meaning ascribed to it in the forepart of this Agreement.

  "OPIC" means the Overseas Private Investment Corporation, an agency of the United States of America.

  "OPIC Insurance Contracts" shall have the meaning ascribed to it in Section 5.03.

  "OPIC Finance Agreement" means the agreement, dated as of June 30, 1995, between Omolon and OPIC.

  "Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

  "Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

  "Ownership Interest" means shares of common stock or any other form of ownership interest in any Person which entitles the holder thereof directly or indirectly to participate in the profits of such Person.

  "Payment Demand" has the meaning ascribed to it in the Cyprus Amax Guaranty as in effect on the date hereof.

  "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

  "Production Shares" has the meaning ascribed to it in Section 1.08(a).

  "Project" means the commercial development of the Kubaka gold and silver deposit located in the Magadan Region of the Russian Federation, as further described in the Development Plan.

  "Project Agreements" means those agreements set forth on Section 2.14 of the Disclosure Schedule under the heading "Project Agreements".

  "Project Completion" has the meaning given to it in Schedule Q to the EBRD Loan Agreement, the OPIC Finance Agreement, and the Amended Finance Agreements each as in effect on the Closing Date.

  "Project Production Date" means the date upon which the Project ceases (in the ordinary course and consistent with past practice) to capitalize start-up costs and begins to expense operating costs in accordance with GAAP in the United States and as determined by Amax Gold in good faith.

  "Project Lenders" means EBRD and OPIC, and may include either or both.

  "Reclamation Agreement" means the agreement, dated as of August 10, 1995, among Omolon, Cyprus and Magadan and the Russian Shareholders.

  "Replenishment Fees" means fees for the reproduction of the mineral base payable pursuant to Article 44 of the Law on the Subsoil of the Russian Federation (No. 2395-1 of February 21, 1992 as amended on March 31, 1995) and implementing regulations promulgated thereunder (or substantially similar fees payable pursuant to any successor Law).

  "Representatives" has the meaning ascribed to it in Section 4.02.

  "Reserve Ounces" means, with respect to any Additional Deposit, (a) the number of contained ounces of gold constituting proven and probable reserves in any Additional Deposit, determined by Amax Gold in accordance with the definitions of ore reserves set forth in the Securities Act Industry Guide 7 promulgated by the SEC from time to time, based on a feasibility study which is prepared in accordance with industry standards by or under the supervision of Amax Gold, and (b) the number of gold equivalent ounces for any other metal that is the primary metal to be developed from such deposit, and (c) the number of gold equivalent ounces for any other metal that can be developed on a commercially reasonable basis in conjunction with, and without materially impairing the profitable production of, the primary metal to be developed from such deposit. Any number of equivalent ounces shall be calculated by multiplying the number of units of such metal (whether ounces, pounds, or some other measure) which are so determined to be proven and probable, times the Average Metal Price of such metal, and divided by the Average Metal Price for gold.

  "Reserve Value" shall have the meaning ascribed to it in Section 1.09.

  "Russian Government Authority" or "Russian Government" means any Governmental or Regulatory Authority of or in the Russian Federation, or the Russian Federation or any political subdivision thereof.

  "Russian Government Authorizations" means the Omolon License and all other Licenses and other actions of any Russian Government Authority relating to the Project or any of the Financing Agreements or Project Agreements.

  "Russian Shareholders" means the shareholders of Omolon (other than Magadan) listed in the Fourth Amendment to the Omolon Charter and the Foundation Agreement.

  "SEC" means the Securities and Exchange Commission.

  "Security Documents" means those documents listed as Financing Agreements on
Section 2.14 of the Disclosure Schedule under the sub-heading "Security Documents".

  "Services Agreement" means the agreement dated January 1, 1994 between Cyprus and Amax Gold relating to certain services to be provided by the parties to each other from time to time as they may agree.

  "Subordinated Loan Agreement" means the $14,000,000 Loan Agreement between Omolon Gold Mining Company and the Bank, to be entered into between Omolon and the Bank on terms acceptable to both Cyprus and Amax Gold and all related agreements and documents.

  "Subordinated Loan Guaranties" means the respective guaranties by Cyprus and Magadan in favor of the Bank acting as lender under the Subordinated Loan Agreement; such guaranties are also referred to separately as the guaranty of Cyprus or Magadan, as appropriate.

  "Subordinated Shareholder Loans" has the meaning ascribed to it in the EBRD Loan Agreement as in effect on the date hereof.

  "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which at least fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party.

  "Surviving Corporation" has the meaning ascribed to it in Section 1.01.

  "Surviving Corporation Common Stock" has the meaning ascribed to it in
Section 1.03(a).

  "Tax" means any income, gross receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, governmental pension or insurance, withholding, royalty, severance, stamp or documentary, value added, or other tax, charge, assessment, duty, levy, compulsory loan, or other direct or indirect impost of any nature whatsoever (including any interest, additions to tax, or civil or criminal penalties thereon) of the United States or any jurisdiction therein, or of any other nation or any jurisdiction therein.

  "Third Party Claim" has the meaning ascribed to it in Section 11.02(a).

  "Transaction Subsidiaries" with respect to (a) Cyprus, means Cyprus Gold, Magadan and Omolon and (b) Amax Gold, means Amax Russia and, with respect to and to the extent of its performance of the AGI Activities, Omolon.

  (b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of Magadan or Omolon; and (vi) unless otherwise defined in Article XIII or elsewhere herein, any reference to an agreement shall refer to that agreement as the same may have been amended or modified and as it is then in effect. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless NYSE trading days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

                                  ARTICLE XIV

                                 MISCELLANEOUS

  14.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

  If to Amax Gold or Amax Russia, to:

  Amax Gold Inc.
  9100 East Mineral Circle
  Englewood, Colorado 80112
  Facsimile No.: (303) 643-5507
  Attn: President

  with a copy to:

  Amax Gold Inc.
  9100 East Mineral Circle
  Englewood, Colorado 80112
  Facsimile No.: (303) 643-5507
  Attn: General Counsel

  If to Cyprus or Magadan, to:

  Cyprus Amax Minerals Company
  9100 East Mineral Circle
  Englewood, Colorado 80112
  Facsimile No.: (303) 643-5269
  Attn: General Counsel

  with a copy to:

  Cyprus Amax Minerals Company
  9100 East Mineral Circle
  Englewood, Colorado 80112
  Facsimile No.: (303) 643-5030
  Attn: Director of Finance

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

  14.02 Entire Agreement. This Agreement and the Agreement and Plan of Merger, dated January 24, 1996, among the parties supersede all prior discussions and agreements between the parties with respect to the subject matter hereof between the parties, and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

  14.03 Expenses. Except as otherwise expressly provided in this Agreement (including without limitation as provided in Section 12.02), whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses, and Cyprus shall pay the costs and expenses of Magadan and Omolon and Amax Gold shall pay the costs and expenses of Amax Russia, incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.

  14.04 Public Announcements. At all times at or before the Closing, Cyprus, Cyprus Gold, Magadan, Amax Gold and Amax Russia will not issue or make any reports, statements or releases to the public with respect to this Agreement, the Closing or the transactions contemplated hereby without the consent of the other, which consent shall not be withheld unreasonably. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party's disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof.

  14.05 Confidentiality. Each party hereto will hold, and will use its Commercially Reasonable Efforts to cause its Affiliates and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative), unless (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party's Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential; provided that following the Closing the foregoing restrictions will not apply to Amax Gold's use of documents and information concerning Magadan and Omolon furnished by Cyprus hereunder.

  14.06 Further Assurances; Post-Closing Cooperation. (a) At any time or from time to time after the Closing, Cyprus and Magadan shall execute and deliver to Amax Gold such other documents and instruments, provide such materials and information and take such other actions as Amax Gold reasonably may request more effectively to vest title to the Magadan Common Stock in Amax Gold and, to the full extent permitted by Law, to put Amax Gold in actual possession and operating control of Magadan and Omolon and their Assets and Properties and Books and Records, and otherwise to cause Cyprus and Magadan to fulfill their obligations under this Agreement.

  (b) Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of Magadan and Omolon in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the monitoring of the progress toward Project Completion and compliance with the Development Plan as amended and in the form approved by the Project Lenders,
(v) the determination or enforcement of the rights and obligations of any Indemnified Party or (vi) in connection with any actual or threatened Action or Proceeding. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten
(10) day period after such offer is made.

  (c) If, in order properly to prepare its Tax returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of Magadan and Omolon not referred to in paragraph (b) above, and such information, documents or records are in the possession or control of the other party, such other party shall use its Commercially Reasonable

Efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense. Any information obtained by any party hereto in accordance with this paragraph shall be held confidential by such party in accordance with Section 14.05.

  (d) Notwithstanding anything to the contrary contained in this Section, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section solely with respect to the subject matter of such litigation or arbitration shall be subject to applicable rules relating to discovery.

  (e) From time to time following the Closing Date, at Amax Gold's request, Cyprus shall, pursuant to the Services Agreement, provide certain transition services to Amax Gold, Magadan and Omolon, including without limitation loan administration services and treasury services. In addition, upon the request of Amax Gold and the agreement of Cyprus, Cyprus shall, pursuant to the Services Agreement, provide treasury, loan administration, construction management and start-up services for a mutually agreeable term. Amax Gold shall be obligated to reimburse Cyprus for the costs of such services in accordance with the Services Agreement.

  (f) From time to time following the date of this Agreement, Cyprus shall assist Amax Gold in soliciting and securing the employment services of certain Cyprus employees identified to Cyprus by Amax Gold prior to the date of this Agreement (and thereafter to the extent consented to by Cyprus, which consent shall not be withheld unreasonably).

  14.07 Waiver.

    (a) Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

    (b) Notwithstanding any other term or provision hereof, the parties hereto agree to waive any claim for breach or any representation, warranty, covenant or agreement under the Agreement and Plan of Merger, dated January 24, 1996, among the parties, arising out of the facts or circumstances at the Project that gave rise to the need to implement the Amended Financing Agreements, the Subordinated Loan Agreement and the Equity Contribution.

  14.08 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

  14.09 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article XI.

  14.10 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and
(b) that Amax Gold may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Article
XI) to a wholly-owned subsidiary, provided that any such subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein, but no such assignment shall relieve Amax Gold of its obligations hereunder. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

  14.11 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

  14.12 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

  14.13 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

  14.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

  14.15 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the covenants and agreements contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Colorado or the State of Delaware or in Delaware state court; this relief shall be in addition to any other remedy to which they are entitled at law or in equity.

  In Witness Whereof, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                          AMAX GOLD INC.


                                          By: /s/ S. SCOTT SHELLHAAS
                                              ---------------------------------
                                              Name: S. Scott Shellhaas
                                              Title: President and Chief
                                                     Operating Officer


                                          AMAX RUSSIA CORPORATION


                                          By: /s/ S. SCOTT SHELLHAAS
                                              ---------------------------------
                                              Name: S. Scott Shellhaas
                                              Title: President


                                          CYPRUS AMAX MINERALS COMPANY


                                          By: /s/ FRANCIS J. KANE
                                              ---------------------------------
                                              Name: Francis J. Kane
                                              Title: Vice President


                                          CYPRUS GOLD COMPANY


                                          By: /s/ FRANCIS J. KANE
                                              ---------------------------------
                                              Name: Francis J. Kane
                                              Title: Vice President


                                          CYPRUS MAGADAN GOLD CORPORATION


                                          By: /s/ FRANCIS J. KANE
                                              ---------------------------------
                                              Name: Francis J. Kane
                                              Title: Vice President

                                                                     APPENDIX B

SALOMON BROTHERS INC
1700 SEARS TOWER
CHICAGO, ILLINOIS 60606
312-876-8700

                                                               ----------------
                                                               SALOMON BROTHERS

                                                                ---------------

                                                                October 9, 1996

Special Committee of the Board of Directors
Amax Gold Inc.
9100 East Mineral Circle
Englewood, Colorado 80112

Gentlemen:

  Reference is made to the engagement letter, dated August 4, 1995, between Amax Gold Inc., a Delaware corporation (the "Company"), and Salomon Brothers Inc, as supplemented by that letter, dated January 16, 1996 between the Company and Salomon Brothers Inc. This opinion is delivered to you pursuant to such engagement.

  You have advised us that the Company and Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), propose to enter into an Agreement and Plan of Reorganization (the "Agreement") whereby the Company, through a wholly owned subsidiary, will acquire by merger (the "Transaction") Cyprus Magadan Gold Corporation ("CMGC"), a Delaware corporation and a wholly owned subsidiary of Cyprus Amax. The Transaction is intended to be a tax-free reorganization. CMGC owns a fifty-percent interest in Omolon Gold Mining Company, a Russian closed joint stock company, the other stockholders of which are Russian entities ("Omolon"), which has been awarded the exclusive license to develop the Kubaka gold mine and to explore and develop the Evanskoye gold and silver prospect (the "Project") in the Magadan Oblast of the Russian Federation. You have also advised us that Cyprus Amax owns 51.1% of the Company's outstanding stock, $.01 par value per share (the "Common Stock"), (without taking into account the consummation of the Transaction).

  The consideration for CMGC consists of (i) 11,789,474 newly issued shares of Common Stock payable upon the consummation of the Transaction; (ii) an additional 4,210,526 newly issued shares of Common Stock payable when the Project achieves commercial production; and (iii) $10 of Common Stock per ounce of the Company's pro rata share of proven and probable reserves acquired by the Company in the Russian Federation on or before June 30, 2004, not to exceed $45 million of Common Stock in the aggregate, all as set forth in the Agreement. The number of shares of Common Stock payable pursuant to clause
(iii) will be determined using the average closing price for the ten consecutive full trading days ending two trading days prior to the date the payment is required pursuant to the Agreement. You have asked us to advise you with respect to the fairness, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates, of the consideration payable by the Company pursuant to the Transaction.

  As you are aware, Salomon Brothers Inc is acting as financial advisor to the Company in connection with the Transaction for which we have received certain fees. Additionally, Salomon Brothers Inc has previously rendered financial advisory and investment banking services to the Company for which we have received customary compensation. In the ordinary course of our securities business we trade the debt or equity securities of the Company and Cyprus Amax for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) an executed copy, dated October 9, 1996, of the Agreement; (ii) a draft, dated September 30, 1996, of the preliminary consent solicitation statement of the Company; (iii) certain publicly available business and financial information concerning the Company and Cyprus Amax; (iv) certain internal information primarily financial in nature (including projections, forecasts, estimates and analyses prepared by or on behalf of the Company's management), concerning (a) the business, assets, liabilities, operations and prospects of the Company and (b) the business, assets, liabilities, mineralization, operations and prospects of the Project; (v) certain publicly available and other information concerning the trading of, and the trading market for, the publicly traded securities of the Company; (vi) certain publicly available information with respect to other companies that we believe to be comparable in certain respects to the Company; (vii) certain publicly available information with respect to other companies that we believe to be comparable in certain respects to the Project; (viii) certain publicly available information with respect to other merger and acquisition transactions that we believe to be comparable in certain respects to the Transaction; and (ix) such other information that we have considered relevant to our inquiry. We have held discussions with certain members of the Company's senior management and its representatives about the Company's views as to the financial and other information described above and other matters as we believe relevant to our inquiry. We have been advised by the Company and Cyprus Amax (i) that execution of final documentation with respect to $100 million of financing for development of the Project by the European Bank for Reconstruction and Development ("EBRD") and the Overseas Private Investment Corporation ("OPIC") has occurred, and that execution of final documentation with respect to an additional $30 million of financing from EBRD and OPIC for the development of the Project will be obtained, (ii) that Cyprus Amax has guaranteed or will guarantee such financings, and (iii) that appropriate licenses of the Central Bank of Russia will be obtained and have assumed these to be true.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed for us or publicly available and have not attempted independently to verify any of such information, including, without limitation, the Company's views discussed above, nor have we assumed any responsibility for any independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts, estimates and analyses, including without limitation, those projections, forecasts, estimates and analyses relating to the cash flows and value of assets and current and contingent liabilities of both the Company and the Project provided to or reviewed by or for us, and we have assumed that they were all reasonably prepared in accordance with accepted industry practice on bases reflecting the best currently available estimates and judgment of the Company's management.

  To the extent that evaluation of the Transaction requires analysis of legal, as opposed to financial, matters including, without limitation, all matters related to foreign laws affecting the economics of the Project and contingent liabilities, we have relied, with your consent, on the views of the Company and its counsel with respect to these matters. Without limiting the generality of the foregoing, we have relied upon, and have not assumed any responsibility for an independent verification of, the assumption that the Company will be entitled upon consummation of the Transaction to realize the anticipated benefits of its proposed ownership interest in the Project, without regard to any changes in applicable law or political circumstances.

  We have not made or obtained any independent evaluations or appraisals of the Project or any of the Company's assets, properties, liabilities or securities, nor have we been furnished with any such evaluations or appraisals other than certain feasibility studies, reserve reports and evaluations provided to us by the Company. We did not participate in the negotiations between the parties, and we have not been authorized to, and we have not, solicited or investigated alternative transactions which might be available to the Company.

  In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other information, including the financial and nonfinancial judgments and views of the Company's management and representatives, along with other factors, including, without limitation, the information (including the financial projections, forecasts, estimates and analyses) discussed above, as we have deemed appropriate under the circumstances. We have also taken into account our assessment of general economic, market and financial conditions generally and the particular circumstances currently applicable to the Company and/or the Project. In all cases, our opinion necessarily is based upon conditions and circumstances as they exist and could be evaluated as of the date hereof and does not address the underlying business decision of the

Company to enter into the Transaction. Our opinion does not address the fairness of any acquisition by the Company of CMGC on terms other than as specified in the Agreement.

  This opinion is for the benefit and use by members of the Special Committee of the Board of Directors of the Company in connection with their decision regarding the Transaction and does not constitute a recommendation to any holder of the Common Stock as to whether such stockholder should consent with respect to the Transaction. This opinion may not be reproduced, disseminated, used, quoted or referred to in whole or in part, orally or in any registration statement, proxy statement or in any other document or any release or public statement without our prior consent unless required by applicable law or regulations; provided, however, that we consent to this opinion being reproduced in full in the Company's consent solicitation statement referred to above and, subject to the immediately following proviso, referred to in such consent solicitation statement or in other filings of the Company and Cyprus Amax with the Securities and Exchange Commission, provided we are given the reasonable opportunity to review and approve any such proposed reference, which approval shall not be unreasonably withheld or cause unreasonable delay. We have not acted as advisor to any party to the Transaction, other than the Company.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration payable by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company's stockholders, exclusive of Cyprus Amax and its affiliates.

                                          Very truly yours,

                                          Salomon Brothers Inc

                                                                      APPENDIX C

                         INDEX TO FINANCIAL STATEMENTS

      CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERLY
      PERIOD ENDED SEPTEMBER 30, 1996 (UNAUDITED).......................... C-2
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
      QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996 (UNAUDITED)................ C-5
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTERLY
      PERIOD ENDED SEPTEMBER 30, 1996...................................... C-8
      REPORT OF PRICE WATERHOUSE LLP....................................... C-12
      REPORT OF COOPERS & LYBRAND LLP...................................... C-13
      REPORT OF MANAGEMENT................................................. C-14
      CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
      DECEMBER 31, 1995.................................................... C-15
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
      ENDED DECEMBER 31, 1995.............................................. C-19
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED
      DECEMBER 31, 1995.................................................... C-38

                       CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                 AMAX GOLD INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                     THREE        NINE MONTHS
                                                 MONTHS ENDED        ENDED
                                                 SEPTEMBER 30,   SEPTEMBER 30,
                                                 --------------  --------------
                                                  1996    1995    1996    1995
                                                 ------  ------  ------  ------
Revenues........................................ $ 23.4  $ 23.7  $ 74.6  $ 73.1
                                                 ------  ------  ------  ------
Costs and operating expenses:
  Costs of sales................................   14.9    17.8    50.1    58.1
  Depreciation and depletion....................    6.6     5.6    19.4    16.3
  General and administrative....................    1.4     1.9     6.4     5.7
  Exploration expense...........................    0.9     1.3     2.3     3.5
                                                 ------  ------  ------  ------
  Total costs and operating expenses............   23.8    26.6    78.2    83.6
                                                 ------  ------  ------  ------
Loss from operations............................   (0.4)   (2.9)   (3.6)  (10.5)
  Interest expense..............................   (7.5)   (3.9)  (20.0)   (9.0)
  Capitalized interest..........................    6.5     1.8    16.7     2.8
  Interest income...............................    0.4     1.0     1.3     3.1
  Other.........................................   (0.7)   (0.9)   (2.1)   (1.8)
                                                 ------  ------  ------  ------
Loss before income taxes........................   (1.7)   (4.9)   (7.7)  (15.4)
  Income tax benefit............................    --      --      --      --
                                                 ------  ------  ------  ------
Net loss........................................   (1.7)   (4.9)   (7.7)  (15.4)
Preferred stock dividends.......................   (1.7)   (1.7)   (5.1)   (5.1)
                                                 ------  ------  ------  ------
Loss attributable to common shares.............. $ (3.4) $ (6.6) $(12.8) $(20.5)
                                                 ======  ======  ======  ======
Loss per common share........................... $ (.03) $ (.08) $ (.13) $ (.25)
                                                 ======  ======  ======  ======
Weighted average common shares outstanding......   96.5    86.7    96.5    83.1
                                                 ======  ======  ======  ======

        The accompanying notes are an integral part of these statements.

                                 AMAX GOLD INC.

                           CONSOLIDATED BALANCE SHEET

            (DOLLARS IN MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                            SEPTEMBER  DECEMBER
                                                               30,       31,
                                                              1996       1995
                                                           ----------- --------
                                                           (UNAUDITED)
ASSETS
Cash and equivalents......................................   $  4.0     $ 25.6
Inventories...............................................     32.5       26.6
Receivables...............................................      3.1        2.7
Other.....................................................     17.2       10.3
                                                             ------     ------
  Current assets..........................................     56.8       65.2
Property, plant and equipment, net........................    662.2      510.5
Other.....................................................     34.9       35.4
                                                             ------     ------
  Total assets............................................   $753.9     $611.1
                                                             ======     ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Cyprus Amax demand loan...................................   $ 75.0     $  --
Current maturities of long-term debt......................     25.4        7.3
Accounts payable, trade...................................     16.8       14.5
Accrued and other current liabilities.....................     28.0       16.2
Reclamation reserve, current portion......................      5.0        4.8
                                                             ------     ------
  Current liabilities.....................................    150.2       42.8
Long-term debt............................................    291.5      238.2
Note payable to Cyprus Amax...............................      --         5.0
Reclamation reserve, noncurrent portion...................     11.1       11.1
Deferred income taxes.....................................     10.0       10.0
Other.....................................................      7.0        7.7
                                                             ------     ------
  Total liabilities.......................................    469.8      314.8
Commitments and contingencies.............................      --         --
Shareholders' equity:
  Preferred stock, par value $1.00 per share, authorized
   10,000,000 shares, of which 2,000,000 shares have been
   designated as Series A Convertible Preferred Stock, no
   shares issued and outstanding; and 1,840,000 shares
   have
   been designated as $ 3.75 Series B Convertible
   Preferred Stock,
   issued and outstanding 1,840,000 shares................      1.8        1.8
  Common stock, par value $.01 per share, authorized
   200,000,000 shares, issued and outstanding 96,509,959
   shares in 1996 and 96,427,838 shares in 1995...........      1.0        1.0
Paid-in capital...........................................    340.4      339.8
Accumulated deficit.......................................    (59.1)     (46.3)
                                                             ------     ------
  Total shareholders' equity..............................    284.1      296.3
                                                             ------     ------
  Total liabilities and shareholders' equity..............   $753.9     $611.1
                                                             ======     ======

        The accompanying notes are an integral part of these statements.

                                 AMAX GOLD INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Cash Flows from Operating Activities
  Net loss................................................. $   (7.7) $  (15.4)
  Adjustments to reconcile net loss to cash provided by
   operating activities:
    Depreciation and depletion.............................     19.4      16.3
    Increase in reclamation reserves.......................      0.2       1.7
    Other..................................................      0.6      (1.0)
    Increase in working capital items......................     (0.3)     (6.9)
                                                            --------  --------
Net cash provided (used) by operating activities...........     12.2      (5.3)
                                                            --------  --------
Investing Activities
  Capital expenditures.....................................   (150.3)   (135.2)
  Loan to joint venture partner............................     (2.0)    (10.0)
  Proceeds from repayment of loans.........................      --        1.2
  Capitalized interest.....................................    (16.7)     (2.8)
                                                            --------  --------
Net cash used by investing activities......................   (169.0)   (146.8)
                                                            --------  --------
Financing Activities
  Issuance of common stock to Cyprus Amax..................      --       80.8
  Proceeds from financings.................................    149.3      67.9
  Repayments of financings.................................     (8.1)    (13.2)
  Deferred financing costs.................................     (0.9)     (4.5)
  Preferred stock dividends................................     (5.1)     (5.1)
                                                            --------  --------
Net cash provided by financing activities..................    135.2     125.9
                                                            --------  --------
Net decrease in cash and equivalents.......................    (21.6)    (26.2)
Cash and equivalents at January 1..........................     25.6      36.7
                                                            --------  --------
Cash and equivalents at September 30....................... $    4.0  $   10.5
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                                AMAX GOLD INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying interim unaudited financial statements include all adjustments which are, in the opinion of management, necessary for a fair presentation. Results for any interim period are not necessarily indicative of the results that may be achieved in future periods. The financial information as of this interim date should be read in conjunction with the financial statements and notes thereto contained in Amax Gold Inc.'s ("Amax Gold" or the "Company") Annual Report on Form 10-K for the year ended December 31, 1995. The Company is currently approximately 52.5 percent owned by Cyprus Amax Minerals Company ("Cyprus Amax").

2. INVENTORIES

  Inventories consist of the following (in millions):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1996          1995
                                                      ------------- ------------
   Gold:
     Finished goods..................................     $11.9        $10.0
     Work-in-process.................................      13.6         11.7
   Materials and supplies............................       7.0          4.9
                                                          -----        -----
                                                          $32.5        $26.6
                                                          =====        =====

3. DEBT

  During the third quarter, the Company borrowed $30 million under a demand loan facility provided by Cyprus Amax in March 1996 in connection with the restructuring of certain of the Company's financing arrangements. The Company had borrowed $45 million under this facility during the second quarter of 1996 and borrowed an additional $30 million through November 14, 1996, for a total of $105 million borrowed. The Company pays interest on funds borrowed under this facility at LIBOR plus 2.25 percent. Amounts outstanding are payable to Cyprus Amax on demand in cash or, at the election of Cyprus Amax, in shares of common stock of the Company, valued at the average closing prices over the five days before such election. During November 1996, the Company issued 444,171 shares as repayment for $2,431,840 in interest owed to Cyprus Amax under the demand loan facility through October 31, 1996.

  In exchange for Cyprus Amax's guaranty of the Company's $250 million Fort Knox financing in March 1996 and providing the demand loan facility, the Company paid Cyprus Amax a financing and guaranty fee of $10 million by issuing 1,826,484 shares in November 1996. Additionally, interest rate differential payments of 1.75 percent on amounts outstanding under the Fort Knox financing are paid to Cyprus Amax in exchange for the guaranty and 500,443 shares were issued in November 1996 as repayment for $2,739,927 due through October 31, 1996. Cyprus Amax's ownership increased by 2,771,098 shares to approximately 52.5 percent as a result of these transactions.

  In August 1996, the Company completed a sale leaseback of Fort Knox mobile mining equipment for proceeds of $24.3 million, which were used primarily to fund construction of the Fort Knox mine. Lease payments are due quarterly beginning in November 1996 with maturity in 2004. Interest rates on the equipment leases range from 7.7 percent to 8.7 percent with approximately 73 percent of the equipment at 8.4 percent, maturing in 2001.

                                AMAX GOLD INC.

4. HEDGE CONTRACTS

  Forward sales contracts, generally on a spot deferred basis, put and call option contracts and compound options are entered into from time to time to protect the Company from the effect of price changes on precious metals sales. As of September 30, 1996, the Company's outstanding hedge contracts were as follows:

                                     AVERAGE
                           GOLD   REALIZED PRICE
                          OUNCES    PER OUNCE              PERIOD
                          ------- -------------- ---------------------------
Forward sales con-
 tracts(1)............... 341,230      $439      October 1996-March 1997
Option contracts:
 Purchased put options... 676,500      $417      October 1996-December 2001
 Sold put options........ 191,900      $388      October 1996-September 1999
 Purchased call options.. 150,000      $391      October 1996-December 1997
 Sold call options....... 198,450      $447      October 1996-December 1997

--------
(1) Represents the net forward sales position made generally on a spot deferred basis, which allows deferral of the delivery of gold ounces to a later date at a renegotiated gold price.

  The fair market value of the Company's forward contracts and put and call options at September 30, 1996, was approximately $26.3 million. Future market valuations for contracts are dependent on gold market prices, option volatility and interest rates, which can vary significantly. Contracts will be utilized to hedge against declines in gold market prices for the Company's future gold production while maintaining benefits in the event of higher gold market prices.

  As a requirement of the Fort Knox financing, the Company entered into interest rate swap agreements to reduce the impact of changes in interest rates. At September 30, 1996, the Company had interest rate swaps and swap option sales contracts that if exercised between October 1996 and April 1998 would obligate the Company to pay a fixed rate of 5.95 percent over an average term of 1.6 years on a principal amount of $200 million. Swap options expiring between January 1997 and February 1997 were sold to offset $30 million of swap contracts that if exercised would reduce the Company's obligation to paying a fixed rate of 5.96 percent on a principal amount of $170 million. The Company also purchased swaps and swap options with the right to pay 6.97 percent over an average term of 1.9 years on a principal amount of $160 million. The fair market value of the Company's interest rate swap options at September 30, 1996, was approximately $1.1 million.

5. KUBAKA ACQUISITION

  In October 1996 the Company finalized an amended agreement to acquire from Cyprus Amax its indirect 50 percent interest in the Kubaka project, subject to approval by the Company's stockholders. The Kubaka project, located in far eastern Russia, is expected to start up in 1997 at an estimated total capital cost of $228 million. The purchase price is payable in shares of the Company's common stock with approximately 11.8 million shares payable at closing and 4.2 million paid upon commencement of commercial production, valued at $5.9375 per share, the average closing price for the ten trading days preceding the initial public announcement of the acquisition in October 1995.

  As of September 30, 1996, the Kubaka project has been funded through $80 million of equity contributions from the partners, on a pro rata basis to their ownership interests, and project financing of $100 million provided by the European Bank for Reconstruction and Development and the U.S. Overseas Private Investment Corporation. Funding to complete the Kubaka project is expected to be provided through $6 million of additional equity contributions from the partners, $30 million of additional project financing from the existing lenders and $14 million of subordinated debt from a bank licensed to do business in Russia.

                                AMAX GOLD INC.

6. COMMITMENTS AND CONTINGENCIES

  Reclamation, site restoration and closure costs are accrued on a units-of-production basis using estimates based upon current federal, state and Chilean laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. Any changes in these laws and regulations could impact future estimated reclamation costs. Total reclamation costs for the Company at the end of current operating mine lives are estimated to be approximately $24 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                             RESULTS OF OPERATIONS

  The following table sets forth the Company's gold production, production costs, ounces of gold sold and average realized prices for the periods indicated.

                                         THREE MONTHS ENDED  NINE MONTHS ENDED
                                            SEPTEMBER 30,      SEPTEMBER 30,
                                         ------------------- -----------------
                                           1996      1995      1996     1995
                                         --------- --------- -------- --------
GOLD PRODUCTION (OUNCES)
  Guanaco...............................    22,456    18,024   64,695   55,462
  Hayden Hill...........................    30,116    23,289   77,547   59,906
  Sleeper...............................     6,678    20,180   38,199   61,176
  Wind Mountain.........................       --      1,242      --     4,296
                                         --------- --------- -------- --------
    Total Gold Production...............    59,250    62,735  180,441  180,840
                                         ========= ========= ======== ========
CASH OPERATING COSTS ($ PER OUNCE OR
 GOLD PRODUCED)(1)
  Guanaco...............................       302       342      316      336
  Hayden Hill...........................       164       215      225      258
  Sleeper...............................       319       335      241      336
  Wind Mountain.........................       --        191      --       187
                                         --------- --------- -------- --------
    Average Cash Operating Costs........       234       290      261      307
                                         ========= ========= ======== ========
TOTAL CASH COSTS ($ PER OUNCE OF GOLD
 PRODUCED(1)
  Guanaco...............................       316       355      329      349
  Hayden Hill...........................       175       223      234      269
  Sleeper...............................       333       341      247      343
  Wind Mountain.........................       --        201      --       209
                                         --------- --------- -------- --------
    Average Total Cash Costs............       246       298      271      317
                                         ========= ========= ======== ========
TOTAL PRODUCTION COSTS ($ PER OUNCE OF
 GOLD PRODUCED)(1)
  Guanaco............................... $     475 $     504 $    488 $    497
  Hayden Hill...........................       291       322      349      371
  Sleeper...............................       399       400      333      403
  Wind Mountain.........................       --        216      --       221
                                         --------- --------- -------- --------
    Average Total Production Costs...... $     373 $     397 $    395 $    417
                                         ========= ========= ======== ========
Ounces of Gold Sold.....................    56,790    58,485  181,133  180,301
Average Price Per Ounce Sold............ $     412 $     405 $    412 $    406
                                         ========= ========= ======== ========

--------
(1) Effective January 1, 1996, the Company adopted the Gold Production Cost Standard developed by the Gold Institute in order to facilitate comparisons among companies in the gold industry. Cash production costs reported in prior periods have been restated as cash operating costs and total cash costs in accordance with the new standard. Cash operating costs calculated under the new standard include all operating costs (including overhead) at the nine sites, but exclude royalties, production taxes and reclamation. Total cash costs include royalties and production taxes, but exclude reclamation. Total production costs remain unchanged and include reclamation and depreciation, depletion and amortization.

RESULTS OF OPERATIONS

  Amax Gold Inc. reported a third quarter 1996 net loss of $1.7 million, or $.03 per share, on revenue of $23.4 million, compared with a 1995 third quarter net loss of $4.9 million, or $0.8 per share, on revenue of $23.7 million. For the third quarter of 1996, the Company's operating loss was $0.4 million versus a $2.9 million loss from operations during the 1995 third quarter. For the first nine months of 1996, the Company reported a net loss of $7.7 million, or $.13 per share, compared with a net loss of $15.4 million, or $.25 per share, for the 1995 period. Improved 1996 third quarter and year-to-date results were primarily due to lower costs and exploration expenses.

  Amax Gold's average realized price for the third quarter and first nine months of 1996 was $412 per ounce compared with $405 per ounce for the 1995 third quarter and $406 per ounce for the first nine months of 1995. This compares with the average COMEX gold price of $385 per ounce for both the 1996 and 1995 third quarters. Lower third quarter gold sales of 56,790 ounces, compared with 58,485 ounces for the 1995 third quarter, primarily resulted from the completion of operating activities at the Company's sleeper mine.

  Third quarter 1996 gold production totaled 59,250 ounces, which is 6 percent lower than third quarter 1995 production of 62,735 ounces. The decline in gold production resulted from the completion of production at the Sleeper mine in September 1996 and the absence of production at Wind Mountain, partially offset by increased production at Hayden Hill and Guanaco. Hayden Hill set a quarterly production record by producing 30,116 ounces in the 1996 third quarter, a 29 percent increase over the 1995 third quarter. Significant factors in achieving the production record include improved crusher throughput and higher grades. Guanaco's third quarter 1996 production increased by 25 percent from the third quarter of 1995 due to a substantial increase in crusher throughput and slightly higher metallurgical recovery rates. The improved production over the prior year is a trend that is expected to continue through the fourth quarter at both Hayden Hill and Guanaco.

  The Company's cost of sales declined for the third straight quarter, reflecting sales of low cost Sleeper inventory and lower average cash costs. Consolidated cash costs were reduced to $246 per ounce for the third quarter of 1996 from $298 per ounce in the third quarter of 1995 as all three operating mines achieved lower cash costs compared to the 1995 third quarter. Hayden Hill's third quarter 1996 cash costs decreased $48 per ounce or 22 percent from the 1995 third quarter primarily due to higher production discussed above as well as a $0.4 million insurance refund received in the third quarter. At Guanaco, a $39 per ounce improvement over the prior year's quarter reflects lower mining costs. Although third quarter 1996 Sleeper production was 67 percent lower than the 1995 third quarter due to completion of operations, cash costs were slightly lower than the 1995 quarter as a result of significant spending reductions.

  The Refugio mine in Chile continues its start-up phase and is expected to achieve commercial production in the fourth quarter of 1996 following resolution of mechanical problems with the secondary and tertiary crushers. The fill underlying the fine ore storage bin has been stabilized and placement of ore on the pad, leaching and gold production continue. As of September 30, 1996, approximately 5 million tons of crushed ore have been placed on the leach pads at Refugio.

  The increase in depreciation and depletion during the quarter of $1.0 million, or approximately 18 percent, was attributed to the mix of production from the Company's operating mines and higher depreciation rates at Guanaco and Sleeper. The rate at Guanaco increased in 1996 due to a revised mine plan which lowered estimated future production, while at Sleeper, the increase resulted from higher than anticipated capital spending in 1995.

  Lower third quarter 1996 general and administrative expenses of $1.4 million compared with $1.9 million for the 1995 third quarter. The 26 percent reduction was attributed to a second quarter 1996 corporate reorganization as will as other corporate cost savings strategies.

  Exploration expenses of $0.9 million for the third quarter of 1996 were $0.4 million or 31 percent lower than the 1995 third quarter due to the absence of costs associated with the Robertson and Cerro Quema projects, which were relinquished by the Company early in 1996 and late in 1995, respectively.

  Interest expense increased to $7.5 million in the third quarter of 1996 compared with $3.9 million for the 1995 third quarter, primarily due to higher average debt balances. Capitalized interest of $6.5 million for the 1996 third quarter nearly tripled from the third quarter of 1995 due to an increase in capital spending, the delay in start-up at Refugio and a higher weighted average interest rate. Interest income of $0.4 million in the third quarter was $0.6 million lower than the 1995 third quarter due to reduced funds available for investment.

LIQUIDITY AND CAPITAL RESOURCES

  Amax Gold's operating cash flow improved to $12.2 million for the first nine months of 1996 compared with $5.3 million used by operations in 1995. The major reason for the improved cash flow was lower cash costs at the Company's operating mines. The amount due under the Cyprus Amax demand loan facility was classified as a current liability.

  Capital spending, excluding capitalized interest, was $150.3 million for the first nine months of 1996. At Fort Knox, capital spending excluding capitalized interest was approximately $142 million for the fist nine months of 1996 while at Refugio capital spending totaled nearly $7 million. Amax Gold expects full year 1996 capital spending excluding Kubaka to be over $200 million. The purchase of Kubaka from Cyprus Amax, expected to occur late in the fourth quarter of 1996, will be funded through the issuance of the Company's common shares.

  During the first quarter of 1996, in connection with restructuring the Fort Knox financing. Cyprus Amax made available to Amax Gold a $250 million demand loan facility. The Company borrowed $30 million under the demand loan facility during the third quarter of 1996, increasing the total borrowed through September 30, 1996, to $75 million. Through November 14, 1996, an additional $30 million has been borrowed. In August 1996, the Company completed a sale-leaseback of Fort Knox mobile mine equipment for proceeds of $24.3 million, which were used primarily to fund construction of the Fort Knox mine.

  Cash flows from operations for the remainder of 1996 are expected to be sufficient to fund operating, administrative and exploration expenditures and interest payments on outstanding debt. The Company anticipates borrowing additional funds under the Cyprus Amax demand loan facility in order to fund capital expenditures, the Fort Knox working capital build-up, scheduled debt repayments and for general corporate purposes. Amax Gold continues to consider additional financing alternatives.

  Amax Gold paid regular dividends of $2.1825 on the $3.75 Series B Convertible Preferred Stock during the first nine months of 1996. At September 30, 1996 approximately 96.5 million shares of the Company's common stock were outstanding.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

  With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such forward-looking statements include statements regarding expected commencement dates of mining or precious metals production operations, projected quantities of future precious metals production, and anticipated production rates, costs and expenditures as well as projected demand or supply for the products the Company produces, which will affect both sales levels and prices realized by the Company. Factors that could cause actual results to differ materially include, among others; risks and uncertainties relating to general domestic and international economic and political conditions, the cyclical and volatile price of gold, the political and economic risks associated with foreign operations, unanticipated ground and water conditions, unanticipated grade and geological problems, metallurgical and other processing problems, availability of material and equipment, the timing of receipt of necessary governmental permits, the occurrence of unusual weather or operating conditions, force majeure events, lower than expected ore grades, the failure of equipment or processes to operate in accordance with specifications or expectations, labor relations, accidents, delays in anticipated start-up dates, environmental risks, the results of financing efforts and financial market conditions and other risk factors detailed in the Company's Securities and Exchange Commission filings. Many of such factors are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Amax Gold Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Amax Gold Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 5 to the consolidated financial statements, the Company adopted a new method of accounting for heap leach ore costs, effective January 1, 1994.

Price Waterhouse LLP

Denver, Colorado

February 14, 1996, except as to Note
 15, which is as of March 19, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Amax Gold Inc.:

  We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Amax Gold Inc. and Subsidiaries (the Company) for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Amax Gold Inc. and Subsidiaries for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

  As discussed in Notes 6 and 9 to the consolidated financial statements, during 1993 the Company changed its method of accounting for exploration expenditures and postemployment benefits.

Coopers & Lybrand LLP

Denver, Colorado

February 4, 1994 except for Note 8
 for which the date is March 18,
 1994

                             REPORT OF MANAGEMENT

  The management of Amax Gold Inc. is responsible for the integrity and objectivity of the financial statements and other financial information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include estimates that are based on management's best judgment.

  Amax Gold maintains an internal control system which includes formal policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Amax Gold's internal audit function audits compliance with the internal control system and issues reports to Amax Gold's management and the Audit Committee of the Board of Directors.

  Amax Gold's financial statements have been audited by independent accountants, whose appointment is ratified yearly by the stockholders at the annual stockholders' meeting. The independent accountants conducted their audits in accordance with generally accepted auditing standards. These standards include an evaluation of the internal accounting controls in establishing the scope of audit testing necessary to allow them to render an independent professional opinion on the fairness of Amax Gold's financial statements.

  The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with representatives of management and the independent accountants to review their work and ensure that they are properly discharging their responsibilities.

Milton H. Ward
Chairman and Chief Executive Officer

Roger A. Kauffman
President and Chief Operating Officer

Mark A. Lettes
Vice President and Chief Financial Officer

                       CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                        AMAX GOLD INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                            YEAR ENDED DECEMBER 31,

                                                       1995     1994     1993
                                                      -------  -------  -------
Revenues............................................  $  96.6  $  94.6  $  81.9
Costs and operating expenses:
  Cost of sales.....................................     78.3     79.0     79.7
  Depreciation and depletion........................     21.5     25.3     25.7
  General and administrative........................      8.1      6.9      8.4
Exploration.........................................      5.9      6.2      5.2
Asset write-downs...................................      --      21.1     87.7
Gain on Waihi transaction...........................      --       --      (8.8)
                                                      -------  -------  -------
Total costs and operating expenses..................    113.8    138.5    197.9
                                                      -------  -------  -------
Loss from operations................................    (17.2)   (43.9)  (116.0)
Interest expense....................................     (7.4)    (8.9)    (8.5)
Interest income.....................................      3.0      2.1      0.7
Other...............................................     (2.3)     1.1      1.0
                                                      -------  -------  -------
Loss before income taxes and cumulative effect of
 accounting changes.................................    (23.9)   (49.6)  (122.8)
Income tax benefit..................................      --       6.6     33.8
                                                      -------  -------  -------
Loss before cumulative effect of accounting
 changes............................................    (23.9)   (43.0)   (89.0)
Cumulative effect of accounting changes, net of
 income tax provision of $2.0 in 1994 and benefit of
 $5.5 in 1993.......................................      --       7.5    (15.2)
                                                      -------  -------  -------
Net loss............................................    (23.9)   (35.5)  (104.2)
Preferred stock dividends...........................     (6.9)    (1.8)     --
                                                      -------  -------  -------
Loss attributable to common shares..................  $ (30.8) $ (37.3) $(104.2)
                                                      =======  =======  =======
Per common share:
  Loss before cumulative effect of accounting
   changes..........................................  $  (.36) $  (.56) $ (1.14)
  Cumulative effect of accounting changes...........      --       .09     (.20)
                                                      -------  -------  -------
Net loss............................................  $  (.36) $  (.47) $ (1.34)
                                                      =======  =======  =======
Dividends declared per common share.................  $   --   $   --   $   .08
                                                      =======  =======  =======
Weighted average common shares outstanding..........     86.5     79.3     77.8
                                                      =======  =======  =======

        The accompanying notes are an integral part of these statements.

                        AMAX GOLD INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                  DECEMBER 31,
                   (DOLLARS IN MILLIONS EXCEPT SHARE AMOUNTS)

                                                               1995     1994
                                                              -------  -------
ASSETS.......................................................
Cash and equivalents......................................... $  25.6  $  36.7
Inventories..................................................    26.6     28.6
Receivables..................................................     2.7      2.9
Other........................................................    10.3      4.5
                                                              -------  -------
    Total current assets.....................................    65.2     72.7
Property, plant and equipment, net...........................   510.5    313.3
Other........................................................    35.4     17.2
                                                              -------  -------
    Total assets............................................. $ 611.1  $ 403.2
                                                              =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY.........................
Accounts payable, trade...................................... $  14.5  $   4.6
Accrued and other current liabilities........................    16.2     15.1
Reclamation reserve, current portion.........................     4.8      2.0
Current maturities of long-term debt.........................     7.3     23.9
                                                              -------  -------
    Total current liabilities................................    42.8     45.6
Long-term debt...............................................   238.2     83.2
Note payable to Cyprus Amax under line of credit.............     5.0      --
Reclamation reserve, noncurrent portion......................    11.1     11.1
Deferred income taxes........................................    10.0     10.0
Other........................................................     7.7      7.8
                                                              -------  -------
    Total liabilities........................................   314.8    157.7
Commitments and contingencies (Notes 8 and 14)...............     --       --
Shareholders' equity:
  Preferred stock, par value $1.00 per share, authorized
   10,000,000 shares, of which 2,000,000 shares have been
   designated as $2.25 Series A Convertible Preferred Stock,
   no shares issued and outstanding; and 1,840,000 shares
   have been designated as $3.75
  Series B Convertible Preferred Stock, issued and outstand-
   ing 1,840,000 shares......................................     1.8      1.8
  Common stock, par value $.01 per share, authorized
   200,000,000 shares, issued and outstanding 96,427,838
   shares in 1995 and 81,267,708 shares in 1994..............     1.0      0.8
  Paid-in capital............................................   339.8    258.4
  Accumulated deficit........................................   (46.3)   (15.5)
  Common stock in treasury, at cost (1,991 shares in 1994)...     --       --
                                                              -------  -------
    Total shareholders' equity...............................   296.3    245.5
                                                              -------  -------
    Total liabilities and shareholders' equity............... $ 611.1  $ 403.2
                                                              =======  =======

        The accompanying notes are an integral part of these statements.

                        AMAX GOLD INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            YEAR ENDED DECEMBER 31,
                             (DOLLARS IN MILLIONS)

                                                        1995     1994    1993
                                                       -------  ------  -------
Cash Flows from Operating Activities:
  Net loss...........................................  $ (23.9) $(35.5) $(104.2)
  Adjustments to reconcile net loss to net cash
   provided by (used in)
   operating activities:
    Depreciation and depletion.......................     21.5    25.3     25.7
    Asset write-downs................................      --     21.1     87.7
    Increase in reclamation reserve..................      2.8     2.5      3.7
    Cumulative effect of accounting changes..........      --     (7.5)    15.2
    Decrease in deferred taxes.......................      --     (6.6)   (34.1)
    Deferred hedging costs...........................     (3.2)   (3.9)     1.1
    Minority interest................................      --     (1.1)    (1.1)
    Other, net.......................................      0.8    (0.6)    (0.6)
    Gain on Waihi transaction........................      --      --      (8.8)
  Decrease (increase) in working capital:
    Receivables......................................      0.2     3.7     (3.5)
    Accrued and other current liabilities............     (2.0)    0.4      2.7
    Inventories......................................      2.0    (0.8)    (2.3)
    Other assets.....................................      1.7    (0.4)    (1.9)
    Accounts payable, trade..........................      2.7     0.3     (2.8)
                                                       -------  ------  -------
Net cash provided by (used in) operating activities..      2.6    (3.1)   (23.2)
                                                       -------  ------  -------
Investing Activities:
  Capital expenditures...............................   (206.2)  (23.0)   (24.6)
  Loan to joint venture partner......................    (10.0)    --       --
  Capitalized interest...............................     (5.9)   (0.2)     --
  Proceeds from repayment of loans...................      1.2     --       --
  Other..............................................      1.5    (0.8)    (0.2)
  Net cash received on Waihi transaction.............      --      --       7.8
                                                       -------  ------  -------
Net cash used in investing activities................   (219.4)  (24.0)   (17.0)
                                                       -------  ------  -------
Financing Activities:
  Proceeds from financings...........................    242.5    36.0     34.5
  Repayments of financings...........................   (104.0)  (55.8)   (31.6)
  Issuance of common stock to Cyprus Amax............     80.8    20.7      --
  Advances from Cyprus Amax..........................      5.0     9.3     24.7
  Repayments to Cyprus Amax..........................      --    (34.0)     --
  Net proceeds from sale of convertible preferred
   stock.............................................      --     88.3      --
  Deferred financing costs...........................    (11.7)   (3.4)     --
  Cash dividends paid:
    Preferred........................................     (6.9)   (1.8)     --
    Common...........................................      --      --      (2.0)
  Other..............................................      --     (3.0)    (1.7)
                                                       -------  ------  -------
Net cash provided by financing activities............    205.7    56.3     23.9
                                                       -------  ------  -------
Effect of exchange rate changes on cash and equiva-
 lents...............................................      --      --       0.1
                                                       -------  ------  -------
Net increase (decrease) in cash and equivalents......    (11.1)   29.2    (16.2)
Cash and equivalents at January 1....................     36.7     7.5     23.7
                                                       -------  ------  -------
Cash and equivalents at December 31..................  $  25.6  $ 36.7  $   7.5
                                                       =======  ======  =======

        The accompanying notes are an integral part of these statements.

                        AMAX GOLD INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                 (IN MILLIONS)

                         PREFERRED STOCK    COMMON STOCK          RETAINED   COMMON
                         -----------------  ------------- PAID-IN EARNINGS  STOCK IN
                         SHARES   AMOUNT    SHARES AMOUNT CAPITAL (DEFICIT) TREASURY
                         -------  --------  ------ ------ ------- --------- --------
Balance at December 31,
 1992...................     --   $    --    74.5  $ 0.7  $125.5   $132.2    $(0.1)
Net loss................     --        --     --     --      --    (104.2)     --
Issuance of common
 shares:
  Acquisitions..........     --        --     3.2    0.1    21.0      --       --
  Dividend reinvestment
   plan.................     --        --     0.5    --      4.2     (4.2)     --
  Employee and director
   plans................     --        --     --     --      --       --       0.1
  Common stock divi-
   dends................     --        --     --     --      --      (2.0)     --
                          ------  --------   ----  -----  ------   ------    -----
Balance at December 31,
 1993...................     --        --    78.2    0.8   150.7     21.8      --
Net loss................     --        --     --     --      --     (35.5)     --
Issuance of common
 shares:
  Employee and director
   plans................     --        --     0.1    --      0.5      --       --
  Repayment of Cyprus
   Amax debt............     --        --     3.0    --     20.7      --       --
Issuance of preferred
 stock                       1.8       1.8    --     --     86.5      --       --
Preferred stock divi-
 dends..................     --        --     --     --      --      (1.8)     --
                          ------  --------   ----  -----  ------   ------    -----
Balance at December 31,
 1994...................     1.8       1.8   81.3    0.8   258.4    (15.5)     --
Net loss................     --        --     --     --      --     (23.9)     --
Issuance of common
 shares:
  Employee and director
   plans................     --        --     0.1    --      0.7      --       --
  Repayment of Cyprus
   Amax debt, including
   interest.............     --        --    15.0    0.2    80.7      --       --
Preferred stock divi-
 dends..................     --        --     --     --      --      (6.9)     --
                          ------  --------   ----  -----  ------   ------    -----
Balance at December 31,
 1995...................     1.8  $    1.8   96.4  $ 1.0  $339.8   $(46.3)   $ --
                          ======  ========   ====  =====  ======   ======    =====


        The accompanying notes are an integral part of these statements.

                                AMAX GOLD INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

1. NATURE OF OPERATIONS

  Amax Gold Inc. and its subsidiaries (Amax Gold or the Company) are engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas and Russia. The Company's primary products are gold and silver produced in the form of dore and then shipped to refiners for final processing. The Company is currently 51.2 percent owned by Cyprus Amax Minerals Company (Cyprus Amax).

  The Company produces gold and silver using both the traditional milling process and heap leaching. All of the Company's operating properties are open pit mines. Current operating properties consist of the Sleeper Mine in Humboldt County, Nevada; the Hayden Hill Mine in Lassen County, California; the Wind Mountain Mine in Washoe County, Nevada; and, a 90 percent interest in the Guanaco Mine in Chile. In addition, Amax Gold has completed construction of its 50-percent owned Refugio Mine in Chile, is building the Fort Knox Project near Fairbanks, Alaska, and has agreed, subject to the satisfaction of certain conditions, to acquire the Kubaka Project in the Russian Federation from Cyprus Amax in 1996, which is currently under construction. The Company also owns a 62.5 percent interest in the Haile Project in Lancaster County, South Carolina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Amax Gold and the related entities which it controls. Investments in companies over which the Company can exercise significant influence but not control are accounted for using the equity method. Investments in joint ventures are accounted for using proportionate consolidation, consistent with accepted mining industry practice. All material intercompany balances and transactions have been eliminated. Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation.

 Cash and Equivalents

  Cash and equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in time deposits maintained in high credit quality financial institutions.

 Inventories

  Gold inventory is valued at the lower of aggregate cost, computed on a last-in, first-out (LIFO) basis, or market. Materials and supplies are valued at average cost less reserves for obsolescence.

 Property, Plant and Equipment

  Property, plant and equipment, including development expenditures and capitalized interest, are carried at cost. Expenditures for major improvements are capitalized. Gains and losses on retirements are included in earnings. Depreciation and depletion are computed using the units-of-production method based on the estimated ounces of gold to be recovered and estimated salvage values. Mobile equipment and assets which have useful lives shorter than the mine life are depreciated on a straight-line basis over estimated useful lives of one to five years.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

  In the third quarter of 1995, Amax Gold adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Adoption of SFAS No. 121 had no effect on the Company's results of operations for the year ended December 31, 1995.

 Gold and Currency Financings

  The Company uses various gold and currency financings to fund its mining activities. To finance investments with gold loans the Company borrows gold from banks and sells the gold on the open market. Gold loans are recorded on the balance sheet at the price received when the borrowed gold is sold. The banks are repaid from future gold production at which time revenues are recorded. Gold loans bear relatively low interest rates, result in a hedge against future gold price fluctuations and limit realized prices to the amounts received when the borrowed gold is sold.

  Currency financings represent borrowings in hard currency, typically U.S. dollars. The terms, including interest rates, are negotiated with lenders based on market conditions at the time the financing is arranged.

 Hedging Activities

  Forward sale contracts, generally on a spot deferred basis, put and call option contracts and compound options are entered into from time to time to hedge the effect of price changes on the Company's precious metals that are produced and sold. Premiums paid for purchased options and premiums earned on sold options are deferred and recognized in income over the term of the related option. The results of gold hedging activities are included in revenues at the time the hedged production is sold. Silver hedging results are reflected as a by-product credit.

  Interest rate swap options are entered into as a hedge against interest rate exposure on the Company's floating rate financing facilities in order to fix the Company's interest costs. The differences to be paid or received on swap options are included in interest expense as incurred.

 Postretirement Benefits

  Postretirement benefits other than pensions are calculated in accordance with the provisions set forth in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the expected cost of postretirement benefits other than pensions to be accrued during the years the employee renders service.

 Postemployment Benefits

  Postemployment benefits are calculated in accordance with the provisions set forth in SFAS No. 112, "Employers Accounting for Postemployment Benefits". SFAS No. 112 requires the Company to expense postemployment benefits as they are earned by the employee for services rendered, rather than as they are paid.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

 Stock-Based Compensation

  SFAS No. 123, "Accounting for Stock-Based Compensation", was issued in 1995 and is effective for fiscal years beginning after December 15, 1995. Amax Gold will adopt SFAS No. 123 in 1996 and has elected to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Amax Gold will make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied.

 Exploration

  Exploration expenditures are charged against earnings in the period incurred.

 Reclamation

  Reclamation, site restoration and closure costs for each producing mine are estimated based primarily upon environmental and regulatory requirements and are accrued over the expected life of each mine using the units-of-production method. Ongoing environmental and reclamation expenditures are expensed as incurred.

 Income Taxes

  Income taxes are calculated in accordance with the provisions set forth in SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are determined using an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax bases of assets and liabilities and gives immediate effect to changes in income tax laws. The income statement effect is derived from changes in deferred income taxes on the balance sheet.

 Use of Estimates

  The preparation of Amax Gold's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management's estimates are made in accordance with mining industry practice. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, post-retirement and other employee benefits, useful lives for depreciation, depletion and amortization, and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

3. TRANSACTIONS WITH AFFILIATES

  In November 1993, AMAX Inc. (Amax), a New York corporation which owned approximately 68 percent of the Company's outstanding common stock, was merged with and into Cyprus Minerals Company, a Delaware corporation. Immediately prior to the merger, Amax distributed to Amax shareholders from the shares then held by Amax approximately 28 percent of the Company's outstanding common stock. As of December 31, 1995, the merged company, called Cyprus Amax Minerals Company (Cyprus Amax), owned approximately 49 million common shares, or approximately 51 percent, of the Company's outstanding common stock. As discussed below, the increase in Cyprus Amax's ownership resulted from various financial transactions with Cyprus Amax. See also Notes 6 and 15 for discussions related to the Kubaka acquisition agreement and certain financing arrangements, respectively.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

  In April 1994, Cyprus Amax provided the Company with a $100 million convertible line of credit. Outstanding amounts under the credit line bear interest at LIBOR plus 0.3 percent and may be repaid through the issuance of up to two million shares of $2.25 Series A Convertible Preferred Stock. See
Note 15 for current arrangements regarding interest rates. Amax Gold may redeem the convertible preferred stock by issuing up to 12,099,213 shares of common stock at a maximum price of $8.265 per share and a minimum price of $5.874 per share. Cyprus Amax may convert the line of credit, any outstanding indebtedness and/or convertible preferred stock to 12,099,213 shares of Amax Gold common stock valued at $8.265 per share. At December 31, 1995, $5.0 million was outstanding under this arrangement and is due in 2001. The average annualized interest rate on this borrowing was 6.5 percent for the year ended December 31, 1995.

  In March 1995, Cyprus Amax provided the Company with an additional $80 million convertible line of credit. During 1995, the full amount was borrowed by the Company and subsequently converted by Cyprus Amax to 14,919,806 shares of Amax Gold common stock at $5.362 per share, increasing Cyprus Amax ownership in the Company to 51.2 percent at December 31, 1995.

  In September 1995, the Company and Cyprus Amax entered into an agreement regarding stock issuance pursuant to which obligations owing from the Company to Cyprus Amax under existing or future contractual arrangements may be paid in shares of common stock with the consent of both parties. The stock will be valued based on the most recent 30-day average closing price, and the maximum number of shares of common stock that may be issued is 879,500 shares. In September 1995, 128,042 shares of such common stock were issued to Cyprus Amax as payment for $835,473 due under the $80 million convertible line of credit.

  The Company has entered into several additional agreements with Cyprus Amax. Under an exploration joint venture agreement the two companies pool efforts to discover and develop new gold properties, with Cyprus Amax providing 75 percent and the Company providing 25 percent of initial funding. Amax Gold was charged $3.1 million and $1.1 million under this agreement for the years ended December 31, 1995 and 1994, respectively. Pursuant to a net operating loss agreement, the Company agreed to allow Cyprus Amax to use the Company's net operating loss generated in 1993 which would result in a refund of taxes paid by Cyprus Amax in a prior year and Cyprus Amax agreed to reimburse the Company at such time that the Company would have received the benefit for the 1993 net operating loss had the Company elected to carry it forward.

  A services agreement governs the provision of and payment for general administrative services between Cyprus Amax and the Company. For the years ended December 31, 1995, 1994 and 1993, insurance, management and other services were supplied to the Company on a full cost reimbursement basis. The Company was charged $4.3 million, $4.8 million and $4.8 million, for the years ended December 31, 1995, 1994, and 1993, respectively, for reimbursable costs. As of December 31, 1995 and 1994, the Company had outstanding amounts due to Cyprus Amax of $0.5 million and $0.6 million, respectively, relating to such services. For the year ended December 31, 1993, employee benefit plans (medical and life insurance benefits) and employee pension and thrift plan benefits were also provided. In October 1993, the Company established separate medical and life insurance coverage for its employees. Additionally, on November 15, 1993, a separate defined benefit pension plan and thrift plan for Company employees became effective. For the period from January 1, 1993 through November 14, 1993, Amax charged the Company approximately $.4 million for pension costs. Pursuant to an employee transfer agreement, the Company and Cyprus Amax have amended their respective benefit plans to allow employees to transfer from the Company to Cyprus Amax or from Cyprus Amax to the Company with minimal effect on an employee's benefits.

                                 AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

4. INCOME TAXES

  Loss before income taxes consists of the following:

                                                        1995    1994    1993
                                                       ------  ------  -------
   Domestic........................................... $ (5.0) $(32.9) $(108.8)
   Foreign............................................  (18.9)  (16.7)   (14.0)
                                                       ------  ------  -------
                                                       $(23.9) $(49.6) $(122.8)
                                                       ======  ======  =======

  The income tax benefit consists of the following:

                                                        1995    1994    1993
                                                       ------  ------  -------
   Current:
     Federal.......................................... $  --   $  --   $   --
     State............................................    --      --       --
     Foreign..........................................    --      --        .3
                                                       ------  ------  -------
                                                          --      --        .3
   Deferred:
     Federal..........................................    --     (5.3)   (36.9)
     State............................................    --       .7     (2.3)
     Foreign..........................................    --      --       (.4)
                                                       ------  ------  -------
                                                          --     (4.6)   (39.6)
                                                       ------  ------  -------
                                                       $  --   $ (4.6) $ (39.3)
                                                       ======  ======  =======

  The total income tax benefit is included in the financial statements as follows:

                                                        1995    1994    1993
                                                       ------  ------  -------
   Income tax benefit................................. $  --   $ (6.6) $ (33.8)
   Cumulative effect of accounting changes............    --      2.0     (5.5)
                                                       ------  ------  -------
                                                       $  --   $ (4.6) $ (39.3)
                                                       ======  ======  =======

  The components of deferred tax (assets) liabilities are as follows:

                                                                 1995    1994
                                                                ------  ------
   Deferred Tax Assets:
     Reclamation liabilities................................... $ (5.0) $ (4.5)
     Postretirement benefits...................................    (.8)    (.9)
     Accrued liabilities.......................................  (10.6)   (1.2)
     Net operating loss carryforwards..........................  (37.3)  (29.9)
     Minimum tax credit carryforwards..........................   (2.8)   (2.8)
     Other.....................................................    (.5)    --
                                                                ------  ------
   Total Deferred Tax Assets...................................  (57.0)  (39.3)
                                                                ------  ------
   Valuation allowance.........................................   11.4     9.5
   Net Deferred Tax Assets.....................................  (45.6)  (29.8)
   Deferred Tax Liabilities:
     Properties................................................   55.6    39.8
                                                                ------  ------
   Net Deferred Tax Liabilities................................ $ 10.0  $ 10.0
                                                                ======  ======

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  The following is a reconciliation between the amount determined by applying the federal statutory rate of 34 percent to the loss before taxes and the income tax benefit:

                                                       1995    1994     1993
                                                      ------  -------  -------
   Income taxes at statutory rate.................... $ (8.1) $ (16.9) $ (41.7)
   Increases (decreases) resulting from:
     Losses with no expected tax benefit.............    9.1     10.1      5.1
     State income taxes, net of federal benefit......    (.2)     (.4)    (1.4)
     Percentage depletion............................    (.8)     (.2)     (.5)
     Waihi transaction gain..........................    --       --       3.7
     Other...........................................    --        .8      1.0
                                                      ------  -------  -------
   Income tax benefit................................    --      (6.6)   (33.8)
                                                      ------  -------  -------
   Income tax provision (benefit) of cumulative
    effect of accounting changes at statutory rate...    --       3.2     (7.0)
   State income taxes, net of federal benefit........    --       --       (.2)
   Foreign losses with no expected tax benefit.......    --      (1.2)     1.7
                                                      ------  -------  -------
   Income tax provision (benefit) of cumulative
    effect of accounting changes.....................    --       2.0     (5.5)
                                                      ------  -------  -------
                                                      $  --   $  (4.6) $ (39.3)
                                                      ======  =======  =======

  The valuation allowance increased $1.9 million due to uncertainties of realizing loss carryforwards in the future.

  At December 31, 1995, the Company had federal tax net operating loss carryforwards of $88 million and alternative minimum tax net operating loss carryforwards of $66 million expiring in the years 2002-2010 and minimum tax credit carryforwards of $3 million which do not expire. At December 31, 1995, the Company also had Chilean tax net operating loss carryforwards of $86 million which do not expire.

  The Company will file certain state income tax returns for 1995 on a combined basis with Cyprus Amax. Tax expense and tax related liabilities have been determined as if the Company filed separate income tax returns. The Company is not included in the Cyprus Amax federal income tax return. The Company is in the process of negotiating a tax sharing agreement with Cyprus Amax.

5. INVENTORIES

  Inventories at December 31, 1995 and 1994 consisted of the following:

                                                                     1995  1994
                                                                     ----- -----
   Gold:
     Finished goods................................................. $10.0 $10.3
     Work-in-process................................................  11.7  11.5
   Materials and supplies...........................................   4.9   6.8
                                                                     ----- -----
                                                                     $26.6 $28.6
                                                                     ===== =====

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

  The market value of the finished goods inventory at December 31, 1995 was $14.4 million, with an excess replacement cost (at market value) over the LIFO basis of $2.5 million.

  Effective January 1, 1994, the Company changed its method of accounting for the costs of ore loaded on heap leach pads to record such costs as work-in-process inventory. Previously, the Company had expensed these costs as incurred. The cumulative after-tax effect of the change in accounting for inventory for periods prior to 1994 was a decrease in the net loss of $7.5 million or $.09 per common share. The effect of the accounting change in 1994 was a reduction in cost of sales of $.3 million. Assuming the inventory accounting change had been applied retroactively, the unaudited pro forma effect in 1993 would be a reduction of net loss of $2.3 million or $.03 per share.

6. PROPERTY, PLANT AND EQUIPMENT AND WRITE-DOWNS

  The components of property, plant and equipment at December 31, 1995 and 1994 were as follows:

                             1995     1994
                            -------  -------
   Mining plant and
    equipment.............. $ 167.9  $ 166.7
   Mining properties.......   172.0    168.8
   Development properties
    and construction-in-
    progress...............   435.7    224.1
                            -------  -------
                              775.6    559.6
   Less accumulated depre-
    ciation, depletion and
    write-downs............  (265.1)  (246.3)
                            -------  -------
                            $ 510.5  $ 313.3
                            =======  =======

 Acquisition of Kubaka

  The Company has agreed to acquire, subject to certain conditions, from Cyprus Amax its indirect 50 percent interest in the Kubaka Project, located in the Magadan Region of the Russian Federation. The remaining 50 percent interest is held by various Russian entities. The Kubaka Project has proven and probable reserves of approximately 2.5 million ounces of gold, of which the Company's share would be 1.25 million ounces. Additional gold and silver deposits, not classified as reserves, are included in the acquisition.

  The purchase price is payable in shares of the Company's common stock with approximately 11.8 million shares payable at closing and 4.2 million shares paid upon commencement of commercial production, valued at $5.9375 per share, the average closing price for the ten trading days preceding the public announcement of the acquisition. In addition, the Company will pay $10 per ounce, up to a maximum of $45 million, for the Company's pro rata share of any new proven and probable gold reserves in the event the Company acquires the right to mine other deposits in the Russian Federation prior to 2004.

  The Kubaka Project is expected to commence commercial production in early 1997 at capital costs in excess of its original estimate of $180 million. The increase reflects a possible delay in start-up and certain higher local costs and contingency provisions. Final estimates are currently being developed.

  As of December 31, 1995, the Project had been funded through $80 million of equity contributions from the partners on a pro rata basis to their ownership interests and borrowings of $30 million. Project financing of $100 million is being provided by the European Bank for Reconstruction and Development and the U.S. Overseas Private Investment Corporation. Cyprus Amax has provided a completion guarantee of the financing which will remain in place until the Project meets certain completion tests. Amax Gold expects to complete the acquisition at the Kubaka Project in mid-1996.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


 Asset Write-Downs

  A re-evaluation of the Hayden Hill operation completed in July 1993 resulted in the downward revision of proven and probable ore reserves by approximately 400,000 contained gold ounces. During the last half of 1993, the Hayden Hill Mine was reconfigured as a heap leach only operation, with the mill maintained on stand-by status. As a result the Company recorded a $64.1 million pre-tax write-down of the Hayden Hill assets during 1993. After a successful year of full-scale heap leach only operation at Hayden Hill in 1994, the Company determined that a mill operation as originally designed would not be economic and recognized an additional $18.6 million pre-tax write-down of Hayden Hill assets during the fourth quarter of 1994. The Company also wrote down $2.5 million pre-tax of other assets in 1994.

  Mining experience and a reinterpretation of geologic data at the Sleeper Mine during the fourth quarter of 1993 led to a reduction in proven and probable ore reserves by approximately 300,000 contained gold ounces. As a result, the Company recorded a $23.6 million pre-tax write-down of its Sleeper assets during the fourth quarter of 1993.

Waihi Transaction

  During 1993, the Company realized an $8.8 million gain from the sale of the future economic benefit of the Company's 33.53 percent interest in the Waihi Mine in New Zealand. The Company received gross proceeds of $15.4 million and recorded a receivable of 15,500 ounces of gold to be paid over a 5-year period. Following the transaction, the Company sold forward, on a spot deferred forward basis, 15,500 gold ounces at an average price of $365 per ounce. The spot-deferred forward price of the remaining 7,750 ounces of gold receivable is $399 per ounce at December 31, 1995.

 Exploration Expenditures

  During 1993, the Company changed its method of accounting for exploration expenditures. Previously, the Company capitalized and restored to earnings prior period exploration expense when a property became exploitable. For the year ended December 31, 1993, the Company recognized a $13.4 million ($.17 per common share) after-tax charge (net of a deferred income tax benefit of $4.5 million) relating to the cumulative effect for periods prior to 1993. The effect of the accounting change was to reduce the 1993 net loss by $4.3 million.

7. LONG-TERM DEBT

                                                                AT DECEMBER 31
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
   Term loan, 8.3% for 1995, due 1997--2001.................... $ 200.0 $   --
   Gold loan, 5.4% for 1995, due 1996--2001....................    42.5     --
   Note payable to bank, 5.4% for 1994, due 1997...............     --     40.9
   Term loan, 7.7% for 1994, due 1997..........................     --     35.0
   Gold leases, 5.6% for 1994, due 1995........................     --     23.5
   Chilean government agency debt, 8.3% for 1995 and 1994, due
    1996.......................................................     3.0     6.1
   Gold loan, 0.2% for 1994, due 1995..........................     --      1.6
                                                                ------- -------
                                                                  245.5   107.1
   Less current portion........................................     7.3    23.9
                                                                ------- -------
   Long-term debt.............................................. $ 238.2 $  83.2
                                                                ======= =======

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)

  Scheduled debt maturities as of December 31, 1995 (in millions) were $7.3, $36.3, $64.0, $64.0, $64.0 and $9.9 for the years 1996 through 2001, respectively.

  During October 1995, the Company completed a term loan agreement for $250 million (the Fort Knox Loan) to be used for construction of the Fort Knox Project and repayment of certain existing debt obligations. The loan has a six year term with repayments beginning in 1997 and up to $125 million may be drawn in gold. As of December 31, 1995 the Company had borrowed $37 million in gold at $381 per ounce and $163 million in currency. During January 1996, an additional $34 million in currency was borrowed. Interest on the loan is calculated at LIBOR for the dollar portion and at the bank's lease rate for the gold portion, plus 2.25 or 2.0 percent at certain intervals of construction or plus 1.75 percent after completion tests are passed. Collateral for the loan includes the assets and production of the Fort Knox and Hayden Hill Mines and the stock of the subsidiaries owning the Sleeper and Guanaco Mines. The loan agreement places restrictions on proceeds of future equity offerings and borrowings, restricts dividends and requires certain net worth and cash ratios be maintained. Interest rate protection agreements must be in place for at least 50 percent of any dollar portion of the borrowing. In addition, Amax Gold must maintain gold reserve minimums and hedge a portion of future production in order to obtain specified minimum cash flows. Due to projected cost increases at the Fort Knox Project, the Fort Knox Loan was renegotiated in March 1996. See Note 15 for further discussion.

  In February 1995, Compania Minera Maricunga (CMM), a 50 percent owned joint venture of Amax Gold, obtained $85 million in financing to build the Refugio Mine in Chile (the Refugio Loan). The loan was drawn in 223,684 ounces of gold which were sold for $380 per ounce. The Company and the other 50 percent owner are guarantors on a several basis in proportion to their respective ownership interests until completion tests are passed, at which time the loan becomes non-recourse to the Company. The loan is a five year amortizing term loan which can be transferred between gold and U.S. dollars. Interest on the loan is calculated at LIBOR for any U.S. dollar portion and at the bank's gold base rate for any gold portion, plus 1.75 percent during the construction phase and
2.5 percent after completion tests are passed.

  During 1995, the Company repaid $104 million in third party debt with proceeds from the Fort Knox Loan and the Cyprus Amax $80 million convertible line of credit.

8. HEDGE CONTRACTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  Precious metal hedge contracts include forward sales contracts, spot deferred forward sales, put and call options and compound options. Realization under these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. The Company does not anticipate nonperformance by the counterparties.

  Forward sales contracts require the future delivery of gold at a specified price. Forward sales contracts that are made on a spot deferred basis allow the Company to defer the delivery of gold under a forward sales contract to a later date at a renegotiated market price. Various factors influence the decision to close a spot deferred forward sales contract or to roll the contract forward to a later date. A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on or before a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on or before a predetermined date. The Company also uses compound options to protect against decreases in gold prices and to reduce the initial cash outlay needed to provide this protection. The call portion of a compound option allows the Company to purchase a put. The Company's risk in purchasing compound options is limited to the premium paid.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  As of December 31, 1995, the Company's outstanding hedge contracts were as follows:

                                              AVERAGE
                                           REALIZED PRICE
                               GOLD OUNCES   PER OUNCE           PERIOD
                               ----------- --------------        ------
   Forward sales con-
    tracts(1)................    453,079        $410      Jan. 1996--April 1996
   Option contracts:
     Purchased put options...    945,000        $407      Jan. 1996--Dec. 2001
     Sold put options........    202,700        $379      Jan. 1996--Sept. 1999
     Purchased call options..    455,000        $448      Mar. 1996--Dec. 1997
     Sold call options.......    306,400        $419      Jan. 1996--Dec. 1996

--------
(1) Represents the net forward sales position which was made primarily on a spot deferred forward basis which allows deferral of the delivery of gold ounces to a later date at a renegotiated gold price.

  The market value of the Company's forward contracts and put and call options at December 31, 1995 was approximately $22.6 million. Future market valuations for these contracts are dependent on gold market prices, option volatility and interest rates, which can vary significantly. These contracts will be utilized in the future to hedge against declines in gold market prices for the Company's future gold production while maintaining benefits in the event of higher gold market prices.

  As a requirement of the Fort Knox Loan, the Company has entered into interest rate swap option agreements to reduce the impact of changes in interest rates. At December 31, 1995 the Company had purchased interest rate swap options with the right to pay a fixed rate of 6.58 percent at an average term of 3.6 years on a principal amount of $160 million and sold interest rate swap options with the obligation to pay a fixed rate of 5.70 percent at an average term of 3.4 years on a principal amount of $170 million. Gains or losses realized on these contracts will be amortized over the term of the loan. Amax Gold would pay approximately $1.4 million to terminate these interest rate swap agreements, given market interest rates at December 31, 1995; however, by February 1996, due to changes in market interest rates, this amount had decreased significantly. Due to the requirements placed on the Company as a condition of its Fort Knox borrowings, the Company does not expect to close these contracts.

  The estimated fair values for financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured on December 31, 1995 and 1994, are as follows:

                                                    1995             1994
                                               ---------------  ---------------
                                               CARRYING  FAIR   CARRYING  FAIR
                                                AMOUNT  VALUE    AMOUNT  VALUE
                                               -------- ------  -------- ------
   Cash and cash equivalents..................  $ 25.6  $ 25.6   $ 36.7  $ 36.7
   Long-term receivables......................    11.9    11.9      4.2     4.2
   Long-term debt.............................   245.5   245.5    107.1   106.9
   Hedging contracts..........................     8.2    22.6      5.0    13.0
   Interest rate swap options.................     --     (1.4)     --      --

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash and cash equivalents

  The carrying amounts approximate fair value because of the short maturity of these instruments.

 Long-term receivables

  The fair value is estimated based on expected discounted future cash flows, including applicable interest.

 Long-term debt

  The fair value is estimated based on the quoted market prices for the same or similar issues offered to the Company for debt of similar maturities.

 Hedging contracts

  The fair value of options is estimated based on the spot price while the fair value of the forward sales is estimated based on the quoted market price for the contracts at December 31, 1995.

 Interest rate swap options

  The fair value of interest rate swap option agreements is estimated by obtaining quotes from financial institutions and represents the cost to buy out the swaps at December 31, 1995 and 1994. The Company does not expect to buy out these agreements.

9. EMPLOYEE BENEFITS

 Pension Plan

  Substantially all employees in the United States are covered by a non-contributory defined benefit pension plan. Benefits are based generally on years of service and compensation levels prior to retirement. The Company makes annual contributions to the plan in accordance with the requirements of ERISA. Effective July 1, 1994, the Company amended its plan to a career average plan from a final pay plan. The change had the effect of reducing the projected benefit obligation and annual pension expense. Plan assets are invested in a balanced fund and small capital equity fund.

  Net annual pension cost includes the following components:

                                                             1995  1994   1993
                                                             ----  -----  -----
   Service cost............................................. $ .5  $  .8  $ 1.0
   Interest cost............................................   .3     .4     .4
   Actual return on assets..................................  (.5)   (.1)   (.1)
   Deferred gain (loss).....................................   .2    (.2)   --
   Net amortization of prior service cost and losses........  (.1)    .2     .3
                                                             ----  -----  -----
   Net periodic expense..................................... $ .4  $ 1.1  $ 1.6
                                                             ====  =====  =====

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  The following table summarizes the funded status of the plan and the related amounts recognized in the Company's financial statements at December 31:

                                                                 1995    1994
                                                                ------  ------
   Actuarial present value of accumulated benefit obligation, including vested benefits of $4.2 million in 1995 and $2.7 million in 1994............................................ $  5.1  $  3.6
                                                                ======  ======
   Projected benefit obligation................................ $ (5.1) $ (3.6)
   Plan assets at fair value...................................    3.4     2.1
                                                                ------  ------
   Plan assets less than projected benefit obligation..........   (1.7)   (1.5)
   Unrecognized prior service cost.............................    (.8)    (.9)
   Unrecognized net loss.......................................    1.6      .9
                                                                ------  ------
   Accrued pension cost........................................ $  (.9) $ (1.5)
                                                                ======  ======

  The following assumptions were used in calculating the funded status of the plan at December 31 and the pension cost for the subsequent year:

                                                                     1995  1994
                                                                     ----  ----
   Expected long-term rate of return on assets......................  9.0%  9.0%
   Discount rate.................................................... 7.25% 8.75%
   Rate of increase in compensation levels.......................... 5.25% 5.25%

 Postretirement Benefits Other than Pensions

  The Company also provides certain health care and life insurance benefits for retired employees in the United States. The postretirement health care plans are contributory in certain cases based upon years of service, age and retirement date. The Company currently does not fund postretirement benefits and may modify plan provisions at its discretion. Net periodic postretirement benefit costs for the years ended December 31, 1995, 1994 and 1993 were insignificant.

  The following table sets forth the status of the plan and the related amounts recognized in the Company's financial statements at December 31:

                                                                 1995    1994
                                                                ------  ------
   Accumulated postretirement benefit obligation:
     Retirees.................................................. $   .3  $   .4
     Fully eligible active plan participants...................     .1      .1
     Other active plan participants............................    1.4      .9
                                                                ------  ------
   Total accumulated postretirement benefit obligation.........    1.8     1.4
   Plan assets at fair value...................................    --      --
                                                                ------  ------
   Accumulated postretirement benefit obligation in excess of
   plan assets.................................................   (1.8)   (1.4)
   Unrecognized prior service cost.............................   (1.5)   (1.7)
   Unrecognized net loss.......................................     .5      .3
                                                                ------  ------
   Accrued postretirement benefit cost......................... $ (2.8) $ (2.8)
                                                                ======  ======

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  The accumulated postretirement benefit obligation was determined using a weighted average annual discount rate of 7.25 percent in 1995 and 8.75 percent in 1994. The assumed health care cost trend rate for 1996 is 11.5 percent declining gradually to 6 percent for 2007 and thereafter. A one percent increase in the health care cost trend rate used would have resulted in an insignificant increase in the 1995 postretirement benefit cost and the accumulated postretirement benefit obligation at December 31, 1995.

 Postemployment Benefits

  The Company also has a number of postemployment plans covering severance, disability income and continuation of health and life insurance for disabled employees. Effective January 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The pre-tax charge to 1993 earnings for the cumulative effect of this accounting change was $2.8 million, with a net earnings effect of $1.8 million. At December 31, 1995, the Company's liability for postemployment benefits totalled $4.4 million and is included in other liabilities.

10. PREFERRED STOCK

  In August 1994, the Company sold publicly 1.8 million shares of $3.75 Series B Convertible Preferred Stock (Preferred Stock) for net proceeds of $88.3 million. Preferred Stock is convertible at the option of the holder at any time at an initial conversion price of $8.25 per share (equivalent to a conversion rate of 6.061 shares of common stock for each share of Preferred Stock), subject to adjustment in certain events. If all of the Preferred Stock were to be converted, an additional 11.2 million common shares would be issued.

  The Preferred Stock is redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash, initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

  Annual cumulative dividends of $3.75 per share are payable quarterly on each November 15, February 15, May 15 and August 15, as and if declared by the Board of Directors.

11. COMMON STOCK

  In February 1992, the Company's Board of Directors approved a Dividend Reinvestment Plan whereby shareholders of the Company may elect to reinvest any future common stock dividend payments in additional shares of the Company's common stock. Three million shares of the Company's common stock are reserved for issuance pursuant to this plan.

  In 1994, the Company shareholders approved a plan to grant common shares to non-employee directors under which 100,000 shares of common stock were reserved for issuance. In each of June 1995 and August 1994, 7,500 shares were issued.

  The Company issued warrants to purchase approximately 4 million shares of common stock in connection with the acquisition of the Fort Knox property. The warrants expired in January 1996.

  During 1995, Amax Gold was reincorporated in Delaware and elected not to be governed by Section 203 of the Delaware General Corporation Law, permitting the Company to engage in business transactions with Cyprus Amax without requiring the approval of 66 2/3 percent of all stockholders excluding Cyprus Amax and its affiliates and associates. As a result of the reincorporation, Amax Gold's treasury stock was cancelled.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  Earnings per common share have been calculated on the basis of the average common shares outstanding. Outstanding Company warrants and stock options were not considered in the earnings per share calculation as these were anti-dilutive.

12. STOCK OPTION PLAN

  The Company maintains a stock option plan for officers and salaried employees to purchase common shares. Options are exercisable at prices equal to the market value on the date of grant. Options vest in two years and remain exercisable until ten years from date of grant.

  The following table summarizes activity under the stock option plan.

                                                          NUMBER   AVERAGE PRICE
                                                        OF OPTIONS   PER SHARE
                                                        ---------- -------------
   Options outstanding at December 31, 1994............   776,425     $ 7.22
   Options granted in 1995.............................   350,400     $ 7.16
   Options canceled in 1995............................    70,525     $ 7.48
   Options outstanding at December 31, 1995............ 1,056,300     $ 7.18
   Options exercisable at December 31, 1995............   148,850     $ 8.75
                                                        =========     ======

  No options were exercised during 1995, 1994 or 1993. As of December 31, 1995, 1.9 million common shares are reserved for future grants.

  During 1993, Amax Gold implemented a performance share plan. Under this plan, officers of the Company may receive restricted stock awards based on the rate of return received by investors in the Company's common stock, compared to that of its peers in the gold industry. Such awards may be deferred, accelerated or otherwise adjusted based upon a strategic and comparative performance assessment. As of December 31, 1995, 35,400 shares were awarded and 814,600 shares were reserved for issuance. On December 13, 1995, an additional 52,550 shares were awarded to be effective January 1, 1996.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


13. DOMESTIC AND FOREIGN OPERATIONS

  The Company's foreign operations consist of the Guanaco and Refugio Mines in Chile. The components of the Company's domestic and foreign operations were as follows:

                                                       1995     1994     1993
                                                      -------  -------  -------
   Revenues:
     United States................................... $  68.2  $  74.9  $  69.2
     Foreign.........................................    28.4     19.7     12.7
                                                      -------  -------  -------
                                                      $  96.6  $  94.6  $  81.9
                                                      =======  =======  =======
   Loss from operations:
     United States................................... $  (6.6) $ (31.4) $(104.7)
     Foreign.........................................   (10.6)   (12.5)   (11.3)
                                                      -------  -------  -------
                                                      $ (17.2) $ (43.9) $(116.0)
                                                      =======  =======  =======
   Net loss:
     United States................................... $ (11.9) $ (25.1) $ (84.0)
     Foreign.........................................   (18.9)   (12.2)   (20.2)
                                                      -------  -------  -------
                                                      $ (30.8) $ (37.3) $(104.2)
                                                      =======  =======  =======
   Assets:
     United States................................... $ 468.0  $ 308.3  $ 294.6
     Foreign.........................................   143.1     94.9     86.4
                                                      -------  -------  -------
                                                      $ 611.1  $ 403.2  $ 381.0
                                                      =======  =======  =======

  Substantially all of the Company's 1995, 1994 and 1993 sales were made in Europe through a wholly owned subsidiary of the Company. The Company's sales to major customers which exceeded 10 percent of total sales were $58 million to two customers in 1995, $65 million to four customers in 1994 and $38 million to two customers during 1993. The Company believes that the loss of any of these customers would have no material adverse impact on the Company because of the active worldwide market for gold.

14. COMMITMENTS AND CONTINGENCIES

  The Company currently accrues reclamation liabilities for the following operations:

                                                                RECLAMATION
                                                                COSTS ACCRUED
                                                             -------------------
                                           TOTAL ANTICIPATED
                                           RECLAMATION COST  CURRENT NON-CURRENT
                                           ----------------- ------- -----------
   Sleeper Mine...........................       $10.4        $4.0      $ 5.8
   Hayden Hill Mine.......................         6.8         --         5.3
   Wind Mountain Mine.....................          .8          .8        --
                                                 -----        ----      -----
     Total................................       $18.0        $4.8      $11.1
                                                 =====        ====      =====

  The anticipated reclamation costs for the Sleeper, Hayden Hill and Wind Mountain mines are estimates based on current federal and state laws and regulations. The anticipated costs of reclamation for the Guanaco Mine, given current Chilean laws and regulations, are not expected to be significant. Changes in the federal, state and Chilean laws and regulations could impact these anticipated reclamation costs.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


15. SUBSEQUENT EVENT--RENEGOTIATION OF FORT KNOX LOAN

  In March 1996, as a result of projected higher capital costs to complete the Fort Knox Project and other cash needs anticipated in 1996, the Company renegotiated the Fort Knox Loan and entered into certain other financial arrangements with Cyprus Amax. Cyprus Amax has guaranteed the loan until economic completion of the Fort Knox Project, as defined in the loan agreement, and the Company has agreed not to borrow without the consent of Cyprus Amax under the $100 million credit line previously provided by Cyprus Amax, which forms part of the guaranty.

  The renegotiated Fort Knox loan agreement reduces the margin over LIBOR or the gold lease rate paid as interest to the banks from 2.25 percent to 0.50 percent and eliminates all financial and most other covenants of the Company. In consideration for the guaranty, the Company will pay Cyprus Amax the interest differential in addition to a one-time guaranty fee of 2.5 percent of the guaranteed amount. At the option of Cyprus Amax, these payments may be made in cash or the Company's common stock (subject to approval of the Company's shareholders) valued at a per share price equal to the average of the closing prices over a five day period ending the day before the election of Cyprus Amax. The Company is obligated to reimburse Cyprus Amax for any payments it makes under the guaranty; any reimbursement obligation will be payable to Cyprus Amax on demand and will bear interest at LIBOR plus 3.25 percent.

  Cyprus Amax also agreed in March to provide to the Company with a demand loan facility to be used primarily to fund additional costs at Fort Knox and for general corporate purposes. Funding will be provided solely at the discretion of Cyprus Amax. The Company will pay interest on funds borrowed under this facility at LIBOR plus 2.25 percent, increasing by 1 percent in the event of a default by the Company, and amounts outstanding will be payable to Cyprus Amax on demand. The Company also will pay a one-time financing fee which when added to the guaranty fee will total 2.5 percent of the maximum amount that can be made available to the Company under these arrangements. All payments of fees, interest or repayments of loans to Cyprus Amax may be made in cash or the Company's common stock at the election of Cyprus Amax, valued as described above.

  Amounts outstanding under the guaranty and the demand loan facility are secured by a first priority interest in the collateral for the Fort Knox Loan and by such additional security interests in the Company's assets as Cyprus Amax may request from time to time.

  Amax Gold will consider various options for additional funding, including the possibility of accessing equity markets. In addition, Cyprus Amax has informed the Company it intends to make additional needed financing available to the Company.

                                 AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


16. QUARTERLY DATA (UNAUDITED)

  Quarterly earnings data for the years ended December 31, 1995 and 1994 follow:

                                                      1995 QUARTERS
                                              ---------------------------------
                                              FIRST   SECOND  THIRD    FOURTH
                                              ------  ------  ------  ---------
Revenues..................................... $ 22.7  $ 26.7  $ 23.7   $ 23.5
Loss from operations.........................   (4.9)   (2.7)   (2.9)    (6.7)
Net loss.....................................   (6.0)   (4.5)   (4.9)    (8.5)
Loss attributable to common shares...........   (7.7)   (6.2)   (6.6)   (10.3)
                                              ------  ------  ------   ------
Per common share:
  Net loss................................... $ (.09) $ (.08) $ (.08)  $ (.11)
                                              ======  ======  ======   ======
                                                     1994 QUARTERS(1)
                                              ---------------------------------
                                              FIRST   SECOND  THIRD   FOURTH(2)
                                              ------  ------  ------  ---------
Revenues..................................... $ 23.8  $ 27.9  $ 23.7   $ 19.2
Loss from operations.........................   (4.7)   (1.9)   (7.1)   (30.2)
Loss before income taxes and cumulative
 effect of accounting change.................   (6.7)   (3.5)   (8.2)   (31.2)
Net earnings (loss)..........................    2.3    (3.5)   (6.9)   (27.4)
Earnings (loss) attributable to common
 shares......................................    2.3    (3.5)   (6.9)   (29.2)
                                              ------  ------  ------   ------
Per common share:
  Loss before cumulative effect of accounting
   change.................................... $ (.07) $ (.05) $ (.09)  $ (.36)
  Cumulative effect of accounting change.....    .09     --      --       --
                                              ------  ------  ------   ------
  Net earnings (loss)........................ $  .02  $ (.05) $ (.09)  $ (.36)
                                              ======  ======  ======   ======

--------
(1) Restated for the change in inventory accounting policy effective January 1, 1994, which resulted in a net earnings increase of $8.1 million for the first quarter, $.2 million for the second quarter and $.7 million for the third quarter.
(2) The Company issued 1.8 million preferred shares in August 1994. Preferred share dividends were $1.8 million during the fourth quarter of 1994.

                                AMAX GOLD INC.

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


17. RESERVE DATA (UNAUDITED)

  The following table presents proven and probable ore reserves by property at December 31. Ore reserves are calculated by the Company.

                                         1995                   1994      1993
                         ------------------------------------ --------- ---------
                                                    CONTAINED CONTAINED CONTAINED
                                 AVERAGE             OUNCES    OUNCES    OUNCES
                                  GRADE   CONTAINED   (THE      (THE      (THE
                                 (OUNCES   OUNCES   COMPANY'S COMPANY'S COMPANY'S
                          TONS   PER TON)  (100%)    SHARE)    SHARE)    SHARE)
                         ------- -------- --------- --------- --------- ---------
                            ORE RESERVES(1) (THOUSANDS, EXCEPT AVERAGE GRADES)
GOLD
Producing mines:
  Guanaco(2)............   4,858  0.078       378       378       481       570
  Hayden Hill...........  10,202  0.027       273       273       381       451
  Sleeper...............     867  0.055        48        48       155       250
                                            -----     -----     -----     -----
    Total producing
     mines..............                      699       699     1,017     1,271
                                            -----     -----     -----     -----
Properties under con-
 struction:
  Refugio............... 117,976  0.029     3,343     1,672     1,537     1,537
  Fort Knox............. 161,835  0.025     4,094     4,094     4,094     4,117
                                            -----     -----     -----     -----
    Total properties
     under
     construction.......                    7,437     5,766     5,631     5,654
                                            -----     -----     -----     -----
Development proper-
 ties(3):
  Haile.................   8,736  0.089       780       488       488       431
                                            -----     -----     -----     -----
    Total gold..........                    8,916     6,953     7,136     7,356
                                            -----     -----     -----     -----

--------
(1) RESERVE. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

  PROVEN RESERVES. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  PROBABLE RESERVES. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

  These definitions comply with those issued by the Securities and Exchange Commission which are based on definitions used by the United States Bureau of Mines and the United States Geological Survey.

(2) The Company owns a 90 percent interest in the Guanaco Mine and under existing shareholder arrangements receives 100 percent of production until certain conditions are met. Management currently does not believe those conditions will be met; therefore 100 percent of Guanaco's reserves have been included in the Company's reserve table for 1995.
(3) The Company's construction and production decision at the Haile development property is dependent on the issuance of appropriate permits, the resolution of legal disputes between the Company and its venture partner and the ability of the Company to obtain required financing.

                                AMAX GOLD INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

              (DOLLARS IN MILLIONS UNLESS OTHERWISE INDICATED AND
                EXCEPT PER SHARE AMOUNTS AND AMOUNTS PER OUNCE)


  The Company reports extractable (mineable) ore reserves. Reserves do not reflect losses in the milling or heap leaching processes, but do include allowance for ore dilution in the mining process.

  Recovery rates for 1995 were as follows:

                                                                   HEAP
                                                                   LEACH  MILL
                                                                   -----  -----
      Guanaco..................................................... 55.30%   --
      Hayden Hill................................................. 60.10%   --
      Sleeper..................................................... 55.50% 67.30%
                                                                   =====  =====

  Based on completed feasibility studies and the processes contemplated therein, the estimated average gold recovery rates at the Company's properties under construction and development properties are approximately 66 percent at Refugio, 90 percent at Fort Knox, and 65 to 85 percent at Haile.

  As previously discussed, the Company expects to complete the acquisition of Kubaka in mid-1996. The addition of Kubaka will increase the Company's reserves by 2.7 million tons with an average grade of 0.460 ounces of gold per ton and 1.25 million contained ounces of gold. Recovery at Kubaka is anticipated to average 97 percent.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995

SUMMARY

  Amax Gold reported a net loss of $23.9 million in 1995, a year of transition from mines in the later stages of their producing lives toward three new, major low-cost projects. The Company's primary focus in 1995 was financing and constructing the Refugio and Fort Knox Mines and negotiating the acquisition of the Kubaka Project from Cyprus Amax. The addition of these properties should nearly triple Amax Gold's annual production over the next two years. Approximately $330 million borrowed in 1995 was used to repay existing debt and to fund over $200 million of capital expenditures. The first gold pour at Refugio is expected in early 1996 while the Fort Knox Project is anticipated to commence production around the beginning of 1997. In October 1995 the Company announced that it would acquire, subject to certain conditions, Cyprus Amax's 50 percent interest in Omolon Gold Mining Company, which is developing the Kubaka Project in the Russian Federation. The acquisition of Kubaka will increase Amax Gold's reserves by approximately 18 percent to 8.2 million contained ounces of gold. These three projects are expected to provide the Company with a source of low-cost reserves and allow for continued growth.

  In the first quarter of 1996, the Company projected certain capital cost increases at the Fort Knox Project which may exceed $75 million. Final estimates are being developed. As a result of these projected increases and other anticipated cash needs in 1996, the Company has renegotiated the Fort Knox Loan Agreement and entered into certain financing arrangements with Cyprus Amax. In addition, final project estimates are being developed for the Kubaka Project, where higher capital costs are now estimated. See "Liquidity and Capital Resources" and Note 15 to the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The 1995 net loss of $23.9 million compared to losses of $35.5 million in 1994 and $104.2 million in 1993. The loss attributable to common shares in 1995 was $.36 per share compared to a 1994 loss of $.47 per share, including dividends on the Company's $3.75 Series B Convertible Preferred Stock issued in August 1994, and a 1993 loss of $1.34 per share. Results in 1994 included a $16.5 million after-tax asset writedown, primarily for the Hayden Hill mill, partially offset by a $7.5 million cumulative after-tax benefit from a change in accounting for heap leach inventory and a $6.6 million deferred tax benefit. Results in 1993 reflected an after-tax asset write-down of $57.5 million for reductions in reserves at the Hayden Hill Mine in California and the Sleeper Mine in Nevada, a $15.2 million after-tax charge for the cumulative effect of a change in accounting for exploration expenses and the adoption of a new accounting standard for postemployment benefits, and an after-tax gain of $2.4 million from the realization of the future economic benefit in the Waihi Mine in New Zealand.

  Revenue improved to $96.6 million in 1995 from $94.6 million in 1994 and $81.9 million in 1993. The increases are attributed to higher realized prices and gold sales. Amax Gold's average realized price was $406 per ounce in 1995, $401 per ounce in 1994 and $392 per ounce in 1993 compared to average COMEX prices of $384 in 1995 and 1994 and $360 in 1993. The Company sold 238,094 ounces of gold during 1995 compared to 235,664 ounces in 1994 and 209,290 ounces in 1993. The increased sales volumes resulted from increased production in both 1995 and 1994 at Hayden Hill and Guanaco. Sleeper's gold production and sales declined in 1995 compared to 1994 as reserves neared depletion. Lower mill head grades and recovery rates are expected as mining is completed in early 1996 and residual leaching commences. Production at Sleeper increased from 1993 to 1994 due to higher mill head grades and recovery rates.

  Gold production was 238,255 ounces in 1995 compared to 240,885 ounces in 1994 and 210,880 ounces in 1993. Increases in production at Hayden Hill and Guanaco were offset by a decline in production at Wind Mountain and Sleeper, which is nearing the end of its mine life. Significant operating improvements were made in 1995 at both Hayden Hill and Guanaco. Production at Hayden Hill increased by 22 percent to 80,031 ounces in 1995 from 65,785 ounces in 1994 while Guanaco's production increased 23 percent to 70,850 ounces in 1995 compared to 57,675 in 1994. The processing of higher grade ores which increased from .017 ounces per ton in

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

1994 to .024 ounces per ton in 1995 at Hayden Hill and from .050 ounces per ton in 1994 to .063 ounces per ton in 1995 at Guanaco contributed significantly to the increase in production. Improved crusher throughput at Hayden Hill and an increased recovery rate at Guanaco also contributed. The decline in production at Sleeper was attributed to lower head grades and mill recovery rates. The 14 percent increase in production from 1993 to 1994 was primarily due to a full year of operations at Guanaco in 1994 versus only nine months during 1993, when the Mine commenced production in April, as well as the successful conversion of Hayden Hill to a heap leach only operation during the latter part of 1993. Amax Gold expects production to increase significantly in both 1996 and 1997 as Refugio, Fort Knox and Kubaka are brought on line.

  Cost of sales represents mining and processing costs for gold sold during the year including labor, materials and supplies, repairs and maintenance, fuel and utilities, proceeds taxes, royalties and by-product credits. Also included are estimated reclamation costs at each of the Company's mines, which are accrued over the expected mine life using the units-of-production method. Reclamation costs are estimates based on current federal, state and Chilean laws and regulations. Changes in these laws and regulations could increase future reclamation costs. Even with slight increases in sales volumes in each year, cost of sales declined to $78.3 million during 1995 from $79.0 million in 1994 and $79.7 million in 1993, primarily due to lower cash costs.

  Cash production costs declined to $326 per ounce in 1995 from $340 per ounce in 1994 and $388 in 1993. Cash costs at Hayden Hill were reduced from $406 per ounce in 1994 to $275 per ounce in 1995, despite the negative impact of unusually high precipitation during the first part of 1995, due to the use of existing ore stockpiles, higher silver credits resulting from the processing of ore with higher silver grades and reduced overhead spending. Mine management also implemented numerous operational efficiencies during 1995, resulting in additional savings. Cash costs at Guanaco declined from $420 per ounce in 1994 to $375 per ounce in 1995 despite lower crusher throughput. Performance at Guanaco continues to be disappointing and management is evaluating additional cost saving opportunities and operational efficiencies which are expected to lower expenses further and increase production during 1996. The decrease in cash costs at Hayden Hill and Guanaco partially was offset by an increase in cash costs at Sleeper due to 23 percent lower production in 1995. Lower recoveries of mill ore processed and lower volumes of leach ore available for processing caused the decline in production at Sleeper as reserves are depleted during the first half of 1996. Consolidated cash costs decreased from 1993 to 1994 primarily as a result of a full year of operations at Guanaco and the reconfiguration of the Hayden Hill Mine to a heap leach only operation. Management anticipates the decline in cash costs to continue at the current operating properties as well as company-wide as Refugio, Fort Knox and Kubaka commence production. The new properties are expected to be substantially lower cost mines than the Company's currently producing properties.

  Depreciation and depletion decreased to $21.5 million during 1995 mainly as a result of lower depletion rates at Sleeper and Hayden Hill in 1995, partially offset by increased production at Guanaco which has a higher depreciation rate. Increased estimates of future production caused the decline in the Sleeper depletion rate, while at Hayden Hill the write-off of the mill during the fourth quarter of 1994 and the reduction in the estimate of capital expenditures required to produce the remaining ounces resulted in a lower depletion rate. Depreciation and depletion rates decreased from $105 per ounce in 1994 to $91 per ounce in 1995. Depreciation and depletion decreased slightly in 1994 compared with 1993. Significant factors for the decrease were the write-down of assets at Sleeper in December 1993 and at Hayden Hill in June 1993, partially offset by the full year of production at Guanaco in 1994.

  General and administrative costs increased by $1.2 million in 1995 primarily as a result of higher litigation, financing, relocation and severance costs. Staff reductions in 1994 resulted in a decline in general and administrative costs from $8.4 million in 1993 to $6.9 million in 1994.

  Exploration expense was $5.9 million in 1995 compared to $6.2 million in 1994. The primary reason for the decrease in 1995 was reduced exploration activity at the Cerro Quema property in Panama, an advanced stage exploration project which the Company had an option to purchase from Cyprus Amax. During the third quarter of 1995, Amax Gold decided not to acquire Cerro Quema. The decrease in spending at Cerro Quema partially was offset by higher spending on the Robertson Project in Nevada relating to exploratory drilling and the preparation of a feasibility study. Exploration expense increased by $1.0 million in 1994 compared with 1993 due to increased activity in North, Central and South America, partially offset by savings realized by the Company's agreement to pool efforts with Cyprus Amax to discover new gold properties. During 1996, exploration costs are expected to be approximately $5.0 million.

  Interest expense decreased by $1.5 million in 1995 as interest costs associated with higher debt levels related to the Refugio and Fort Knox financings were capitalized. Capitalized interest was $5.9 million in 1995 compared with $0.2 million in 1994. Interest expense was $8.9 million in 1994 compared with $8.5 million in 1993 due to higher interest rates during 1994, partially offset by a higher average debt balance in 1993.

  Interest income was $3.0 million in 1995 compared with $2.1 million in 1994 and $0.7 million in 1993. The increases are attributed to interest earned on a $10 million loan to the Company's Refugio joint venture partner and on the Refugio and Fort Knox borrowings in 1995 and the cash from the preferred share offering in 1994, held prior to investment in capital projects.

  Other income and expense increased to $2.3 million in 1995 primarily as a result of expensing costs related to the Company's 62.5 percent joint venture interest in the Haile gold property. Prior to 1995 such costs were capitalized.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital was $22.4 million at December 31, 1995 compared to $27.1 million at December 31, 1994. The decrease in working capital was a result of the drawdown of cash and increase in accounts payable due to spending of approximately $200 million on the construction of Refugio and Fort Knox which were funded through external borrowings, partially offset by a decline in the current portion of debt resulting from refinancing. Cash generated from operations was $2.6 million during 1995 compared to $3.1 million of cash used in operations during 1994.

  Capital expenditures were nearly ten times higher in 1995 than 1994 due to the construction of Fort Knox and Refugio. Construction substantially was completed by year-end at Refugio where the Company's share of capital spending, excluding capitalized interest, totalled approximately $50 million in 1995. At Refugio crushing is underway, the leach pads are currently being loaded with ore and irrigation has commenced. The initial gold pour is expected early in 1996. At Fort Knox, capital spending during 1995 excluding capitalized interest was approximately $150 million. Due to more difficult site conditions, design enhancements and expanded excavation work, the remaining capital costs estimates at Fort Knox are expected to increase and could exceed the revised estimate of $331 million. Final estimates for completion are being developed and the timing of start-up may influence total costs. A portion of the projected capital increase should reduce cash operating costs to levels below those in the initial design. In addition, higher capital costs now are estimated to complete the Kubaka project; reflecting a possible delay in start-up and certain higher local costs and contingency provisions. Final project estimates currently are being developed.

  Net financing activities in 1995 generated cash of $205.7 million. During the first quarter, Compania Minera Maricunga, a 50 percent owned subsidiary of the Company which is developing the Refugio Mine, borrowed $85 million ($42.5 million for the Company's share) drawn in gold under a project financing arrangement with a group of banks. In addition, the Company loaned $10 million to its Refugio joint venture partner to be held in escrow as support for the partner's loan guarantee. Amax Gold borrowed $80 million from Cyprus Amax under a convertible line of credit to fund initial construction at Fort Knox and to repay approximately $18 million in outstanding indebtedness during the second and third quarters of 1995. In the third quarter of 1995, Cyprus Amax converted the outstanding amount, plus interest, into approximately 15 million shares of Amax Gold common stock in accordance with the credit agreement. The Company secured $250 million in project financing from a group of banks for the Fort Knox Project during the fourth quarter of 1995 and had borrowed $200 million of that amount at year-end. Loans of approximately $86 million were repaid with proceeds from the Fort Knox financing. In June 1995 the Company borrowed $5 million under the 1994 $100 million convertible line of credit with Cyprus Amax. Preferred dividends totalling $6.9 million were paid during 1995.

  Cash flows from operations during 1996 are expected to be sufficient to fund operating and administrative expenses, exploration expenditures and interest payments on outstanding debt. The Company anticipates that further funding will be necessary for remaining capital expenditures, working capital build-up associated with start-up at Fort Knox and debt repayments and expects to complete additional debt and/or equity financings during 1996. Currently $108 million of equity and/or subordinated debt securities are available to Amax Gold under a universal shelf registration statement.

  As a result of projected cost increases in completing the Fort Knox Project and other projected cash needs in 1996, the Company has renegotiated the $250 million Fort Knox loan which Cyprus Amax has guaranteed until economic completion. Until economic completion, the Company will not make additional draws under the $100 million line of credit without Cyprus Amax' prior consent. Amax Gold will consider various options for additional funding, including the possibility of accessing the equity markets. In addition, Cyprus Amax has informed the Company it intends to make additional needed financing available to Amax Gold. The Company will pay Cyprus Amax a fee of 2.5 percent based upon the total of financings and guaranties made available. All fees, interest and repayments of advances from Cyprus Amax may be paid at the election of Cyprus Amax in cash or, following approval by the Company's stockholders, in the Company's Common Stock valued at the average closing price for the five-day period prior to such election. See Note 15 to the Company's Consolidated Financial Statements for further discussion.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

  Statements which are not historical facts contained in this report are forward looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. Factors that could cause actual results to differ materially include, among others: general economic conditions, the market price of gold, political events in the Russian Federation, the risks associated with foreign operations generally, the timing of receipt of necessary governmental permits, climatic conditions, labor relations, availability and cost of material and equipment, the actual configuration of ore bodies, delays in anticipated start-up dates, environmental risks, the results of financing efforts and other risk factors detailed in the Company's Securities and Exchange Commission filings.